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FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2010

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, New York 10022

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EXPLANATORY NOTE

This annual report is filed by Landwirtschaftliche Rentenbank (“Rentenbank”), an institution organized under public law of the Federal Republic of Germany (the “Federal Republic”). All obligations to the holders of any debt securities issued by Rentenbank are effectively backed by the full faith and credit of the Federal Republic.

In this Annual Report, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this Annual Report, references to “U.S. dollars” or “$” are to United States dollars.

FORM 18-K

1.	In respect of each issue of securities of Rentenbank registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest or any sinking fund or authorization installment.

There has been no such failure.

Rentenbank has no securities issuances registered under the Securities Exchange Act of 1934 and, accordingly, the responses above relate to outstanding securities issuances of Rentenbank issued under the Securities Act of 1933.

Landwirtschaftliche Rentenbank

2.	A statement as of the close of the last fiscal year of Rentenbank giving the total outstanding of:

(a)	Internal funded debt of Rentenbank. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total principal amount of internal funded debt of Rentenbank outstanding as of December 31, 2010, was EUR 22,718,156,015.

(b)	External funded debt of Rentenbank. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on p. 129 of Exhibit (d), which is hereby incorporated by reference herein.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of Rentenbank outstanding as of the close of the last fiscal year of Rentenbank.

See “Supplementary Information on Consolidated Funded Debt of Rentenbank”, on p. 129 of Exhibit (d), which is hereby incorporated by reference herein.

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4.	(a)	As to each issue of securities of Rentenbank which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of Rentenbank.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic of Germany; this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by Rentenbank to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of Rentenbank giving the estimated total of:

(a)	Internal floating indebtedness of Rentenbank. (Total to be stated in the currency of the registrant.)

The total principal amount of internal floating indebtedness of Rentenbank outstanding as of December 31, 2010, was EUR 4,588,818,268.

(b)	External floating indebtedness of Rentenbank. (Total to be stated in the respective currencies in which payable.)

The total principal amount of external floating indebtedness of Rentenbank outstanding as of December 31, 2010, was (in millions):

U.S. dollar		$1,971
Japanese yen	JPY	62,658
Australian dollar	AUD	709
Swedish Kroner	SEK	1,175

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose of Rentenbank for each fiscal year of Rentenbank ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “Financial Section—Group Management Report”, “Financial Section—Consolidated Financial Statements—Consolidated Statement of Comprehensive Income”, “Financial Section—Consolidated Financial Statements—Cash Flow Statement”, “Financial Section—Notes to the Consolidated Financial Statements”, “Financial Section—Unconsolidated Financial Statements—Unconsolidated Profit and Loss Account”, and “Financial Section—Notes to the Unconsolidated Financial Statements”, pp. 27-50, 51, 54-55, 56-101, 112-113 and 114-125 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the government of the Federal Republic during 2010.

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(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified by the government of the Federal Republic during 2010.

8.	Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of Rentenbank, and of any further gold stocks held by Rentenbank.

Not applicable.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.	The balance of international payments of Rentenbank for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

Federal Republic of Germany

2.	A statement as of the close of the last fiscal year of the Federal Republic giving the total outstanding of:

(a)	Internal funded debt of the Federal Republic. (Total to be stated in the currency of the Federal Republic. If any internal funded debt is payable in a foreign currency, it should not be included under paragraph (a), but under paragraph (b) of this item.)

The total amount of internal funded indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of one year or more, outstanding as of December 31, 2010 was EUR 1,032.40 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.) For information on the total debt of the Federal Republic, see “The Federal Republic of Germany—Tables and Supplementary Information—I. Direct Debt of the Federal Government—Summary”, p. G-34 of Exhibit (d), which is hereby incorporated by reference herein.

(b)	External funded debt of the Federal Republic. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

As of December 31, 2010, the total amount of external funded indebtedness of the Federal Republic, which is defined as non-euro denominated debt with an initial maturity of one year or more, was USD 4.0 billion.

3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the Federal Republic outstanding as of the close of the last fiscal year of the Federal Republic.

See “The Federal Republic of Germany—Tables and Supplementary Information—I. Direct Debt of the Federal Government”, pp. G-33 to G-37 of Exhibit (d), which are hereby incorporated by reference herein.

4.	(a)	As to each issue of securities of the Federal Republic which is registered, there should be furnished a breakdown of the total amount outstanding as shown in Item 3, into the following:

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(1)	Total amount held by or for the account of the Federal Republic.

Not applicable.

(2)	Total estimated amount held by nationals of the Federal Republic, this estimate need be furnished only if it is practicable to do so.

Not applicable.

(3)	Total amount otherwise outstanding.

Not applicable.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the Federal Republic to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the Federal Republic giving the estimated total of:

(a)	Internal floating indebtedness of the Federal Republic. (Total to be stated in the currency of the Federal Republic.)

The total amount of internal floating indebtedness of the Federal Republic, which is defined as euro denominated debt with an initial maturity of less than one year, outstanding as of December 31, 2010 was EUR 30.12 billion. (Source: Estimate of the Ministry of Finance of the Federal Republic.)

(b)	External floating indebtedness of the Federal Republic. (Total to be stated in the respective currencies in which payable.)

None.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the Federal Republic for each fiscal year of the Federal Republic ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

See “The Federal Republic of Germany—Public Finance”, pp. G-27 to G-32 of Exhibit (d), which are hereby incorporated by reference herein.

7.	(a)	If any foreign exchange control, not previously reported, has been established by the Federal Republic, briefly describe such foreign exchange control.

No foreign exchange control not previously reported was established by the Federal Republic during 2010.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

No foreign exchange control previously reported was discontinued or materially modified during 2010.

8.	Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the Federal Republic, and of any further gold stocks held by the Federal Republic.

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See “The Federal Republic of Germany—Monetary and Financial System—Official Foreign Exchange Reserves”, p. G-22 of Exhibit (d), which is hereby incorporated by reference herein.

9.	Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

See “The Federal Republic of Germany—The Economy—International Economic Relations—Balance of Trade”, pp. G-19 to G-20 of Exhibit (d), which are hereby incorporated by reference herein.

10.	The balance of international payments of the Federal Republic for each year ended since the close of the latest year for which such information was previously reported. The statements for such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the Federal Republic has published balances of international payments.)

See “The Federal Republic of Germany—The Economy—International Economic Relations—Balance of Payments”, pp. G-17 to G-18 of Exhibit (d), which are hereby incorporated by reference herein.

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This annual report comprises:

(a)	Pages numbered 1 to 9, consecutively,

(b)	The following exhibits:

Exhibit (a)	–	None.

Exhibit (b)	–	None.

Exhibit (c)	–	The latest annual budget for the Federal Republic of Germany (pp. G-27 to G-32 of Exhibit (d) hereto).

Exhibit (d)	–	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 16, 2011.

Exhibit (e)	–	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.

Exhibit (f)	–	Consent of the Federal Republic of Germany.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on May 16, 2011.

LANDWIRTSCHAFTLICHE RENTENBANK

By: /s/ Dr. Horst Reinhardt

Name: Dr. Horst Reinhardt
Title: Managing Director
Member of the Board of Managing Directors

By: /s/ Martin Middendorf

Name: Martin Middendorf
Title: Director

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EXHIBIT INDEX

Exhibit	Description

(c)	Latest annual budget for the Federal Republic of Germany (pp. G-27 to G-32 of Exhibit (d) hereto).

(d)	Description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany, dated May 16, 2011.

(e)	Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft.

(f)	Consent of the Federal Republic of Germany.

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EXHIBIT (c)

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EXHIBIT (d)

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LANDWIRTSCHAFTLICHE RENTENBANK

THE FEDERAL REPUBLIC OF GERMANY

This description of Landwirtschaftliche Rentenbank and the Federal Republic of Germany is dated May 16, 2011, and appears as Exhibit (d) to the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the fiscal year ended December 31, 2010.

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THIS DOCUMENT (OTHERWISE AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF LANDWIRTSCHAFTLICHE RENTENBANK. THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless explicitly stated otherwise, financial information relating to Landwirtschaftliche Rentenbank presented herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”). Amounts in tables may not add up due to rounding differences.

In this description, references to “€”, “euro” or “EUR” are to the single currency which was introduced as of January 1, 1999, at the start of the third stage of European economic and monetary union. In this description, references to “U.S. dollars” or “$” are to United States dollars, references to “JPY” are to Japanese Yen, and references to “A$” are to Australian dollars.

On May 13, 2011, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.4280 (EUR 0.7003 per U.S. dollar).

In this description, references to the “Federal Republic” and “Germany” are to the Federal Republic of Germany and references to the “Federal Government” are to the government of the Federal Republic of Germany. The terms “Rentenbank”, “we” or “us” refer to Landwirtschaftliche Rentenbank.

FORWARD-LOOKING STATEMENTS

This description contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about the industry in which we operate, management’s beliefs and assumptions made by management. Such statements include, in particular, statements about our plans, strategies and prospects. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, variations of such words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Except as required under the federal securities laws and the rules and regulations of the Securities and Exchange Commission, we do not have any intention or obligation to update publicly any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

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EXCHANGE RATE INFORMATION

We file reports with the Securities and Exchange Commission (the “SEC”) giving economic data expressed in euro.

The following table shows the period end, average, high and low noon buying rates for euros, expressed in U.S. dollars per €1.00 for the periods and dates indicated, as reported by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Year ended December 31, 2006	1.3197	1.2661	1.3327	1.1860
Year ended December 31, 2007	1.4603	1.3797	1.4862	1.2904
Year ended December 31, 2008	1.3919	1.4700	1.6010	1.2446
Year ended December 31, 2009	1.4332	1.3955	1.5100	1.2547
Year ended December 31, 2010	1.3269	1.3216	1.4536	1.1959
Quarter ended March 31, 2011	1.4183	1.3897	1.4212	1.2944

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed in U.S. dollars per €1.00, for each month from January through April 2011, as published by the Federal Reserve Bank of New York.

2011	High	Low

January	1.3715	1.2944
February	1.3794	1.3474
March	1.4212	1.3813
April	1.4821	1.4211
May (through May 6, 2011)	1.4875	1.4495

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

There are, except in limited embargo circumstances, no legal restrictions in the Federal Republic on international capital movements and foreign exchange transactions. However, for statistical purposes only, every individual or corporation residing in the Federal Republic, including Rentenbank, must report to the German Central Bank (Deutsche Bundesbank), subject to a number of exceptions, any payment received from or made to an individual or a corporation resident outside of the Federal Republic if this payment exceeds €12,500 or the equivalent in a foreign currency.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

The financial figures in this section are based on preliminary, unaudited results for Rentenbank’s three months ended March 31, 2011. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Rentenbank expects its final, audited financial statements for 2011 to be announced at a press conference and published in April 2012.

The first quarter of 2011 was characterized by a continuing high demand for our program loans. The approved volume of program loans granted at particularly favorable interest rates for specific promotional purposes and assistance measures amounted to €1,239.6 million (as compared with €1,231.4 million during the three months ended March 31, 2010).

From the total anticipated medium and long-term issue requirement of prospective €10 billion for 2011, Rentenbank was already able to raise €4.6 billion in the first quarter (as compared with €4.5 billion during the three months ended March 31, 2010). Issue volume, including short-term issues (except for issuance under the European commercial paper program), reached a total of €4.7 billion during the first quarter of 2011 (as compared with €4.5 billion during the three months ended March 31, 2010).

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year

1st quarter 2010	0.5	2.4
2nd quarter 2010	2.1	3.9
3rd quarter 2010	0.8	3.9
4th quarter 2010	0.4	3.8
1st quarter 2011	1.5	4.9

The German economy is recovering quickly, with the GDP (adjusted for price, seasonal and calendar effects) in the first quarter of 2011 exceeding its pre-crisis level in early 2008. When compared with the same quarter a year earlier, the GDP rose more sharply than ever since German unification.

Compared to the fourth quarter of 2010, growth of price-, seasonal- and calendar-adjusted GDP in the first quarter of 2011 was mainly driven by the domestic economy. Both capital formation in machinery and equipment and in construction as well as final consumption expenditure increased. The growth of exports and imports continued too, although the balance of exports and imports had a smaller share in the strong GDP growth than domestic uses. Economic growth in the fourth quarter of 2010 had been moderate partly due to adverse weather conditions. Thus, a weather-related rebound in economic activity also had a positive effect on the increase in the first quarter of 2011.

Source: Statistisches Bundesamt, German economy starting into 2011 with momentum, press release of May 13, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/05/PE11__188__811,templateId=renderPrint.psml).

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Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year

April 2010	-0.1	1.0
May 2010	0.1	1.2
June 2010	0.1	0.9
July 2010	0.3	1.2
August 2010	0.0	1.0
September 2010	-0.1	1.3
October 2010	0.1	1.3
November 2010	0.1	1.5
December 2010	1.0	1.7
January 2011	-0.4	2.0
February 2011	0.5	2.1
March 2011	0.5	2.1
April 2011	0.2	2.4

The consumer price index for Germany rose by 2.4% in April 2011 compared to April 2010, taking the inflation rate above the 2 percent threshold for the third consecutive month (February and March 2011: +2.1% each). The last time an inflation rate of 2.4% was calculated was in October 2008, while an even higher rate of price increase in Germany was last recorded in September 2008 (+2.9%).

In April 2011, the inflation rate was largely determined by a significant increase in energy prices of 10.5% compared to April 2010. The increase in mineral oil product prices (+15.2%) had a particularly strong impact on the year-on-year rate of price increase. In addition, electricity prices (+7.7%) and charges for central and remote heating (+7.1%) were significantly above the level in April 2010. Excluding energy prices, the inflation rate would have been 1.5% in April 2011 compared to April 2010. Prices for food and non-alcoholic beverages increased by 2.0% and due to the Easter holidays there was a high rate of price increase for air travel (+13.8%) and package holidays (+10.5%) in April 2011 compared to April 2010.

Compared with March 2011, consumer prices in April 2011 increased by 0.2%, with about half of the price development being attributable to an increase in motor fuel prices.

Source: Statistisches Bundesamt, Consumer prices in April 2011: +2.4% on April 2010, press release of May 11, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/05/PE11__183__611,templateId=renderPrint.psml).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the
International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages

March 2010	7.7	7.4
April 2010	7.3	7.3
May 2010	7.0	7.2
June 2010	6.8	7.1
July 2010	7.0	7.0
August 2010	6.6	6.9
September 2010	6.6	6.9
October 2010	6.6	6.8
November 2010	6.4	6.7
December 2010	6.6	6.6
January 2011	7.0	6.4
February 2011	6.6	6.4
March 2011	6.5	6.3

(1)	The time series on unemployment are based on the German Labour Force Survey (“LFS”) as from October 30, 2007 as the source of information for, among other things, the monthly ILO unemployment data. With the release of data for March 2011, the Statistical Office of the EU Communities and the Federal Statistical Office partly modify the previous, provisional method of calculating harmonized monthly unemployment figures, which had been in place since October 2007. The modified method continues to be based on the LFS and leads to marginal revisions of the unemployment series as published until February 2011. The changes concern some of the source data used for the denominator of the unemployment rate and the estimation method to adjust for seasonal variations. The employment data used in the denominator is now taken from the same source as the unemployment data, the LFS (in the past, employment figures were taken from the employment accounts as part of national accounting). This improves international harmonization as well as the internal consistency of the rate. Due to this change, the unemployment rate for Germany will rise by about 0.2 percentage points. The general development will not be affected, however. The use of auxiliary information derived from the German unemployment register for purposes of making seasonal adjustments will be discontinued. Because a number of methodological issues remain to be addressed before fully-fledged seasonal adjustments can be made to the LFS based series, LFS based trend estimations will temporarily be published in lieu of seasonally adjusted series.

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The number of employed persons increased by approximately 561,000 persons, or 1.4%, in March 2011 compared to March 2010. Compared to February 2011, the number of employed persons in March 2011 increased by approximately 39,000, or 0.1%, after elimination of seasonal variations.

The number of unemployed persons in March 2011 decreased by approximately 490,000, or 15.3%, compared to March 2010. Compared to February 2011, the seasonally adjusted number of unemployed persons in March 2011 declined by 20,000, or 1.2%.

Sources: Statistisches Bundesamt, The labour market in March 2011, press release of April 28, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/04/PE11__164__132,templateId=renderPrint.psml);
Statistisches Bundesamt, Revision of the monthly harmonised unemployment figures for Germany(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO,templateId=renderPrint.psml);
Statistisches Bundesamt, ILO labour market statistics, Unemployment rates(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml);
Statistisches Bundesamt, ILO labour market statistics, Unemployment, Unemployment rate, Seasonally and calendar adjusted figures (estimation)
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billion)

Item	January to March 2011	January to March 2010

Foreign trade	41.0	37.8
Services	-0.3	-0.9
Factor income (net)	13.2	14.3
Current transfers	-14.1	-14.1
Supplementary trade items	-4.4	-2.5

Current account	35.3	34.6

Source: Statistisches Bundesamt, German exports and imports hitting record levels in March 2011, press release of May 9, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/05/PE11__179__51,templateId=renderPrint.psml).

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LANDWIRTSCHAFTLICHE RENTENBANK

GENERAL

Overview

Rentenbank was founded in 1949 as the development bank for the agriculture, forestry, fishing and food industries in Germany. We are an institution established under public law (rechtsfähige Anstalt des öffentlichen Rechts) and have our headquarters in Frankfurt am Main. We do not have any branches. Rentenbank is registered with the Commercial Register of the Local Court of Frankfurt am Main under HRA 30636.

Our activities and governance structure are regulated by our governing law and our statutes. Under the governing law, we are charged with the public task of promoting the agriculture industry (including forestry, horticulture and fishing) and the development of rural areas through the extension of credit for:

•	the agriculture industry (including forestry, horticulture and fishing) and the related upstream and downstream sectors;

•	the sale and warehousing of agriculture and food products;

•	agriculture-related environmental protection, the development of renewable energies and renewable raw materials from agriculture products, the expansion of organic farming and the protection of animals within the agriculture industry;

•	the improvement of infrastructure in rural areas; and

•	agriculture-related consumer protection.

Rentenbank’s governing law (Gesetz über die Landwirtschaftliche Rentenbank) was amended by the German Federal Development Banks New Structuring Law (Förderbankenneustrukturierungsgesetz or the “Restructuring Law”) effective as of August 22, 2003, principally in order to clarify its permissible activities in connection with the understanding reached on March 1, 2002, between the Federal Government and the Commission of the European Union on the treatment of state guarantees for federal development banks. See “— Understanding with the European Commission”.

In 2009, Rentenbank’s governing law was amended twice. Effective as of March 26, 2009 Article 4 of the Act on the further development of the German covered bond law dated March 20, 2009 (Gesetz zur Fortentwicklung des Pfandbriefrechts vom 20. März 2009) deleted in particular all provisions relating to a potential insolvency of Rentenbank since insolvency proceedings are inconsistent with the principles of Anstaltslast. See “Relationship with the Federal Government—Anstaltslast”.

Furthermore, Rentenbank’s governing law was amended by Article 8 of the Act on the Implementation of Supervisory Provisions of the Payment Services Directive (Gesetz zur Umsetzung der aufsichtsrechtlichen Vorschriften der Zahlungsdiensterichtlinie) dated June 25, 2009. Effective as of October 31, 2009, the language of our governing law was adapted to the language of the directive but did not have any impact on our legal status or permissible activities.

Rentenbank’s statutes (Satzung) were amended and restated, effective as of July 26, 2004, principally to reflect the changes in Rentenbank’s governing law.

We extend credit to German and other European Union public and private sector banks which are active in the financing of the agricultural sector, the food industry and rural areas both by means of traditional loans and by purchasing the debt securities of such banks. We also issue loans to financial institutions for the financing of rural development and infrastructure projects as well as German states (Bundesländer), municipalities and public law special purpose corporations. Finally, we extend credit to specific agencies of the Federal Republic.

As an instrumentality serving public policy objectives of the Federal Government, we are not subject to corporate income and trade tax and do not seek to maximize profits.

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Rentenbank’s founding capital was raised through a public charge imposed on agricultural land in Germany from 1949 to 1958. This charge was established by a federal law, the Law on the Rentenbank Land Charge (Gesetz über die Rentenbankgrundschuld), dated May 11, 1949.

At December 31, 2010, Rentenbank had total consolidated assets of approximately €83.8 billion. Under German law, we prepare financial statements on both a consolidated and an unconsolidated basis. Throughout this description, we discuss our consolidated financial information unless we note otherwise. For more information on our unconsolidated statements, see our unconsolidated financial statements and the notes thereto beginning on page 108.

Our registered office and headquarters are located at Hochstrasse 2, 60313 Frankfurt am Main, Germany, and our telephone number is 011-49-69-2107-0.

Relationship with the Federal Government

Rentenbank has no shareholders and Germany’s federal parliament exercises ultimate control over Rentenbank through legislative action. For example, our governing law specifies the scope of our activities. The Federal Government exercises supervision of Rentenbank through the Federal Ministry of Food, Agriculture and Consumer Protection which makes its decisions in concert with the Federal Ministry of Finance. We may only be liquidated pursuant to legislative action by the federal parliament.

Anstaltslast

Rentenbank benefits from the Anstaltslast, or institutional liability, of the Federal Republic. This means that the Federal Republic will:

•	safeguard the economic basis of Rentenbank;

•	keep it in a position to pursue its operations throughout its existence as a statutory body under public law; and

•	in the event of financial difficulties, enable it by financial contribution or in some other appropriate manner to perform its obligations when due, including our securities or our guarantee of any securities if a substitute obligor is substituted for Rentenbank.

This duty under public law exists solely between the Federal Republic and Rentenbank and not between the Federal Republic and any third party. The Federal Republic would not, under Anstaltslast, be permitted to allow us to default on an obligation; the Federal Republic would be required on its own authority to take steps to enable us to perform our obligation when due. Under German law, we would be required to enforce our rights against the Federal Republic in the event we needed to do so in order to meet our obligations to third parties, including holders of any of our securities. Accordingly, while Anstaltslast does not constitute a formal guarantee of our obligations by the Federal Republic, and our creditors do not have a direct claim against the Federal Republic under Anstaltslast, the effect of Anstaltslast is that our obligations to the holders of any of our securities are fully backed by the full faith and credit of the Federal Republic. The obligation of the Federal Republic under Anstaltslast would constitute a legally established charge on public funds that would be payable without the need for appropriation or any action by the federal parliament.

Understanding with the European Commission

On March 1, 2002, representatives of the Federal Government and the Commission of the European Union reached an understanding on the treatment of state guarantees for federal development banks such as Rentenbank for purposes of the European Union state aid rules. Pursuant to the agreement, the use of advantages for special credit institutions resulting from Anstaltslast and other state guarantees relevant under the state aid rules is allowed for the performance of promotional tasks at the request of the state in promotional areas like financing of small and medium enterprises (“SMEs”), infrastructure, environment-friendly investment, housing as well as co-operation with developing countries. Activities, which do not fall under the areas in line with the state aid rules, must either be discontinued by the special credit institutions or be spun-off to legally independent subsidiaries without state support.

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With the adoption of the Restructuring Law, the description of our permissible activities in our governing law was conformed to the language in respect of which the Federal Republic and the Commission of the European Union reached an understanding on March 1, 2002.

Based on the foregoing, Rentenbank does not currently expect that it will be required to either discontinue or separately incorporate any material portion of its present business activities as a result of the understanding.

Supervision by the Federal Government

Our governing law prescribes our internal governance structure, our capital structure, the limited scope and nature of our lending activities and provides for supervision of us by the Federal Republic. Although our day-to-day operations are managed independently by our Board of Managing Directors with supervision by our Advisory Board, the Federal Republic exercises supervision through the Federal Ministry of Food, Agriculture and Consumer Protection (“Supervising Authority”) which exercises its supervision in concert with the Federal Ministry of Finance.

The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank are consistent with the public interest in particular in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Advisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to request a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law. See “Management—Board of Managing Directors, “Management—Advisory Board”, and “Management—General Meeting”.

We are also subject to supervision and regulation by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”) under the German Banking Act (Kreditwesengesetz or KWG; the “German Banking Act”). See “Supervision and Regulation” and “The Federal Republic of Germany—Financial Supervisory Authority”.

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BUSINESS

Our principal business is providing loans and other types of financing for the agriculture industry (including forestry, horticulture and fishing) and the related upstream and downstream sectors and for rural development. We do so primarily by extending credit to German public and private sector banks, both by means of traditional loans and by purchasing the debt securities of such banks. These banks then lend the proceeds to eligible borrowers. According to our governing law, our lending activity should generally be conducted through or in conjunction with other financial institutions. Accordingly, other than direct lending to certain affiliates and companies, a limited number of German regional state governments and specific agencies of the Federal Republic, our policy is to lend almost exclusively to financial institutions.

Throughout this description and in our financial statements, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination.

We provide credit to financial institutions to be loaned to borrowers engaged in the following activities:

•	Agriculture, Forestry, Horticulture and Fishing. This sector includes borrowers engaged in all types of agriculture production, forestry, horticulture and fishing. It also includes borrowers engaged in related businesses such as manufacturers and distributors of machinery, fertilizers and other goods used in farming, forestry and fishing and commercial and service businesses with close links to agriculture and forestry (for example, those trading in rural products, timber, livestock or agricultural equipment).

•	Food Industry. Eligible borrowers in this sector include businesses involved in the processing or distribution of food products in all market segments, including businesses in the commodity and luxury food industries and the food trade.

•	Renewable Energy. This sector includes businesses involved in the production of power, heat or fuel based on biomass, including biogas-production and biomass-fuel-production. It also includes borrowers engaged in related businesses such as manufacturers of machinery used in bioenergy-production. This sector also covers lending for photovoltaic power plants, if the borrowers are closely linked to agriculture, forestry, horticulture, fishing or the food industry.

•	Rural Infrastructure. This category covers lending for activities intended to improve rural infrastructure, including drinking water treatment and distribution, sewage and waste treatment, land consolidation, environmental protection, public transportation, housing and job creation and protection in rural communities. As a rule, eligible projects must be in communities with populations of fewer than 50,000 persons.

•	Local Government Authorities in Rural Areas. Loans may also be made to local governments and other public agencies and authorities such as water and sewage treatment boards and other public utilities in communities with populations of fewer than 50,000 persons.

Although we provide credit to banks which make loans to borrowers engaged in these activities, we do not separately record in our financial statements the loan amounts that are extended by such banks for each of the above named activities.

Loans to Banks and Customers

We extend credit by making traditional loans and by purchasing the debt securities of German or other European Union banks or German federal states (Bundesländer). Our traditional loan portfolio consists primarily of standard promotional loans to financial institutions and accounted for 54.9% of our loan portfolio at December 31, 2010. For a further description of our traditional lending activities, see “—Loan Portfolio” below.

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New Business

The following table shows the notional amount of our new loan commitments, on a consolidated basis:

	For the Year Ended December 31,

	2010	2009

	(EUR in millions)
Loan commitments(1):	11,711	11,958
Standard promotional loans for agriculture and rural areas	1,877	1,494
Program loans for specific promotional purposes and assistance measures	5,980	5,387
Renewals	3,854	5,077
Securities	4,347	3,772

Total medium- and long-term extensions of credit	16,058	15,730

(1)	Loan commitments represent the volume of funds committed in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant periods pursuant to commitments made in prior periods.

Loan Portfolio

The following table shows, on a consolidated basis, the program loans and standard promotional loans portion of our loan portfolio for agriculture at December 31, 2010 and 2009.

	At December 31,

	2010	2009

	(EUR in millions)
Program loans for specific promotional purposes and assistance measures	22,919	19,496
Standard promotional loans for agriculture	27,885	26,957

Total	50,804	46,453

The following table provides, on a consolidated basis, a breakdown of our loan portfolio according to maturity at December 31, 2010 and 2009.

	At December 31,

	2010	2009

	(EUR in millions)
Loans to Financial Institutions:
Long-term (five years or more)	18,258	18,612
Medium-term (between one year and five years)	16,650	16,286
Short-term (less than one year)	14,176	10,790
Direct Loans:
Long-term (five years or more)	417	169
Medium-term (between one year and five years)	953	334
Short-term (less than one year)	88	77

Total	50,542	46,268

Our portfolio of traditional loans consists primarily of medium- and long-term standard promotional loans for the agricultural sector and the food industry as well as rural areas and program loans for specific promotional purposes and assistance measures. As noted above, we classify short-term loans as those due within one year from origination, medium-term loans as those due from between one year and five years from origination, and long-term loans as those due after five years from origination. Our loan portfolio at December 31, 2010, totaled €50.8 billion, an increase of 9.2% from €46.5 billion at December 31, 2009. At December 31, 2010, this loan portfolio represented 60.6% of our total assets.

Our standard promotional loans accounted for 54.9% of our loan portfolio at December 31, 2010, compared with 58.0% of our loan portfolio at December 31, 2009. It is composed of secured and unsecured loans to German and European Union public sector and private sector banks. Landesbanken, public sector universal banks, and Sparkassen, a type of public sector savings bank, are the principal German public sector banks to which we lend. Both originally benefited from institutional liability (Anstaltslast) and/or an explicit statutory guarantee (Gewährträgerhaftung) of their founders (typically local or regional German governments).

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According to the understanding dated July 17, 2001, between representatives of the Federal Republic and the Commission of the European Union on transitional rules with respect to state guarantees for Landesbanken and Sparkassen, Gewährträgerhaftung was abolished after a four year transitional period that lasted until July 18, 2005, and the Anstaltslast was replaced by a “normal commercial relationship” between the owners and the public financial institution concerned. The transitional arrangement provides that liabilities that were undertaken up to July 18, 2001, are covered by Gewährträgerhaftung until they mature. During the transitional period through July 18, 2005, the system of Anstaltslast and Gewährträgerhaftung could be maintained in their then-current form at that time. After this transitional period, any liability that still existed and was created after July 18, 2001, continues to be covered by Gewährträgerhaftung, provided its maturity does not exceed December 31, 2015. The foregoing understanding, however, does not affect Anstaltslast vis-à-vis Rentenbank. See “General—Relationship with the Federal Government”.

Generally, once a financial institution has qualified to be a borrower of our standard promotional loans, loans can be granted to that financial institution. For more information on our review process for approving borrowing banks, see “—Eligibility of Financial Institutions” below.

Our program loans for specific promotional purposes accounted for 45.1% of our loan portfolio at the end of 2010 compared with 42.0% of our loan portfolio at the end of 2009. They are composed almost exclusively of secured loans to German public sector and private sector banks. These medium- and long-term loans are made to banks which loan the proceeds to end-borrowers who meet the qualifications under one of our promotional lending programs designed to further agriculture-related policy goals. The interest rate on these loans is generally close to our own cost of funds and the terms and conditions of the corresponding loan made to the end-borrower are generally more favorable to the end-borrower than would otherwise be commercially obtainable.

Standard Promotional Loans

Borrowing terms on standard promotional loans are negotiated with each bank and reflect, among other things, an evaluation of the borrower’s creditworthiness and prevailing market conditions. In our risk evaluation, we consider, among other things, the term of the loan, the creditworthiness of the borrowing bank, our existing credit exposure to the particular borrowing bank and, if applicable, the country risk. We conduct an annual review of roughly 1,200 private and public sector bank borrowers to ensure that these borrowers continue to meet minimum credit standards. Under the terms of our loans, we generally rely on the creditworthiness of the intermediate financial institution. See “– Credit Analysis”.

At December 31, 2010, approximately 33.4% of our notional loan portfolio amount was unsecured. Unsecured loans to German and other European Union private sector banks are made only after a thorough review of the borrowing bank’s creditworthiness.

We also make standard promotional loans to public and private sector banks located in other European Union countries. Although there is no legal restriction on the amount of funds we may lend into any one country, as a matter of internal policy we have set aggregate lending limits for each country into which we lend.

Short-Term Standard Promotional Loans

Short-term loans are granted to both financial institutions and non-financial institutions. The bulk of our standard promotional lending consists of loans made to banks and other financial institutions in the wholesale markets.

Program Loans for Special Promotional Purposes and Assistance Measures

Program loans for specific promotional purposes consist exclusively of medium- and long-term loans. These loans are extended under programs designed to further specific policy goals defined by our Advisory Board. In addition, we administer other loan programs on behalf of the Federal Republic and some states (Länder). Borrowers must meet the defined requirements to borrow under one of these programs. Unlike our standard promotional loans, under these loan programs we review the end borrower’s eligibility. The final credit decision is made by the local bank (Hausbank) of the end borrower.

Through the following program loans, we reduce the interest rates of our loans to specific groups in order to further our promotional objectives. In November 2008, these programs were subject to a significant restructuring. The structure of the programs allows us the promotion along the entire food value chain. Loans

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are generally limited to €10 million per business per year. Included are loans issued by some federal states’ development banks which use liquidity facilities for specific promotional purposes in their respective federal state. The blanket credits provided are used for the comprehensive refinancing of loan programs of the individual federal states intended for the promotion of the agricultural business and rural areas. These programs are (1) set up by the federal state development banks and primarily include the financing of local structural measures, residential construction and wastewater plants or (2) are promotional loan programs with added value (e.g. lower interest rate) on behalf of the development bank. The federal state development banks are either guaranteed by law by the respective federal state or receive a loan guarantee explicitly issued.

•	Programs for agricultural enterprises: Under these programs, we finance medium- and long-term loans to individual end-borrowers who (1) lease or own farms or (2) produce agricultural products. These loans are offered to purchase or modernize new farm equipment and buildings, to purchase new land or an existing farming operation. They can also be used for operating resources. To qualify for the most attractive “TOP”-interest terms, they are (a) up to 40 years of age or (b) invest in the conservation of natural resources such as investments in energy efficiency, organic farming as well as measures to improve animal welfare and consumer protection. Approximately 26.1 % of program loans made during the year ended December 31, 2010, were of this type;

•	Programs for agribusiness enterprises: To further strengthen the agricultural businesses we offer loans to upstream and downstream enterprises along the entire value chain in the agricultural sector and the food industry. As such custom farming, seed production as well as milk processing and the retail of agricultural products are favored target groups. Loans at “TOP”-interest terms are offered for the conservation of natural resources including energy saving, water pollution control, the use of alternative power or investments in direct marketing of agricultural products. Approximately 4.3 % of new program loans made during the year ended December 31, 2010, were of this type;

•	Renewable Energies: Investments by agricultural or agribusiness enterprises in renewable energies are promoted by this program. This includes wind and water power and the use of biomass for energy production such as biogas plants and combined heat and power plants. Approximately 36.7 % of program loans made during the year ended December 31, 2010, were of this type;

•	Rural Development: Under these programs, we make available medium- and long-term loans to (1) private individuals and private organisations for the preservation and restoration of agricultural buildings. The use of loan proceeds is restricted to restoring agricultural buildings (even if they are no longer used for farming activities), construction of buildings related to the improvement of cultural or recreational pursuits in rural areas (such as youth centers) and activities related to creating or retaining jobs in rural areas. Loans are also granted (2) to rural municipalities for infrastructure development projects. The use of loan proceeds is restricted to improvements of local infrastructures such as the construction of waste treatment facilities, road construction, the development of regional tourism through the construction of parks, harbors, campgrounds and public baths and in some cases the enhancement of community services such as day care centers, fire protection, medical clinics and energy supply. Approximately 0.6 % of program loans made during the year ended December 31, 2010, were of this type; and

•	Loan programs on behalf of the Federal Republic and the states (Länder): For further cooperation with the federal states see “—Activities on Behalf of the Federal Republic and State (Länder) Governments”. These programs account for approximately 32.4 % of new program loans made during the year ended December 31, 2010.

Although we review the applications and the eligibility of the end borrower, program loans for specific promotional purposes are disbursed through local banks or other financial institutions that identify potentially qualified borrowers under one of our loan programs. Participating financial intermediaries earn a fixed interest margin set by the German risk adjusted pricing model (Risikogerechtes Zinssystem; RGZS), currently 0.75 % p.a. up to 7.40 % p.a. according to the credit rating of the end-borrower and/or the value of collateral provided, on loans extended these loan programs. Program loans have maturities of four to more than 20 years and, in the case of loans of more than ten years, usually include an adjustable interest rate mechanism whereby we reset the interest rate after ten years. More than 50% of

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our program loans have an original maturity of more than ten years. Unlike standard promotional loans, program loans have been secured by both an assignment of the underlying loan and the creation in favor of Rentenbank of a security interest in the loan collateral or mortgage. Since April 1, 2001, new program loans have been secured by an assignment of the underlying loan and the right to require a transfer of the collateral in which the lending bank has a security interest.

Eligibility of Financial Institutions

Consistent with our purpose of providing financing to the agricultural sector, the food industry and rural development, we select financial institutions to which we make loans based on their lending activities in these areas. In our review process, we generally exclude institutions which are clearly not involved in these areas, such as consumer finance institutions and investment banks. Of the remaining institutions, we review their annual reports and other documents to check the consistency of their activities with our purposes. If their lending activities are consistent with our purposes, they are approved as potential borrowers, subject to credit approval. For local and regional banks, we assume that these banks are involved in the development of their local rural areas, and they are included as potential borrowers.

Under our loan programs for specific promotional purposes and assistance measures, we review the applications of the end borrowers and ensure their loan eligibility based on a review of their stated purpose for using the proceeds of the loan. Once approved, the loan is issued through one of the banks to which we lend. For a further description of our loan programs, see “- Program Loans for Special Promotional Purposes and Assistance Measures” above.

Securities Portfolio

In addition to our traditional loan portfolio, we are also active in providing financing through the purchase of debt securities of German and other European Union banks. The guidelines for our securities portfolio are similar to those we use for our loan portfolio. Just as we restrict loans to financial institutions active in the financing of the agriculture, forestry, horticulture, fishing industry and rural development in Germany and elsewhere in the European Union, we only purchase the debt securities of financial institutions active in these areas. At December 31, 2010, the securities portfolio accounted for 31.5% of total assets. Of our portfolio of debt securities, at December 31, 2010, 6.6% were issued by public issuers, compared to 3.2% at December 31, 2009.

The following table shows the aggregate book value of our securities portfolio on a consolidated basis at December 31, 2010 and 2009.

Securities Portfolio

	At December 31,

	2010	2009

	(EUR in millions)
From public issuers	1,740	897
From other issuers	24,683	26,922

Total securities	26,423	27,818

Subsidiaries

We hold interests in two affiliated companies: LR Beteiligungsgesellschaft mbH (“LRB”) and DSV Silo- und Verwaltungsgesellschaft mbH (“DSV”). LRB is a holding company that owns equity interests in DSV and DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main. We own 100% of LRB’s outstanding capital. At December 31, 2010, LRB had total assets of €219.4 million.

DSV is a holding company that owns equity interests in Getreide-Import-Gesellschaft mbH, Frankfurt am Main. LRB owns 100% of DSV’s outstanding capital. At December 31, 2010, DSV had total assets of €16.6 million.

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Activities on Behalf of the Federal Republic and State (Länder) Governments

Our governing law requires us to allocate at least one-half of our net income, after allocations to the principal reserve and guarantee reserve, to a special fund (Zweckvermögen) that was formed pursuant to the Law on Agricultural Disencumbrances of March 25, 1952 (Gesetz zur Abwicklung der landwirtschaftlichen Entschuldung). We administer this fund as trustee for the Federal Republic. We issue loans or grants from this fund as instructed by the Federal Minister for Food, Agriculture and Consumer Protection. These are granted for innovative research and development projects in the agricultural sector. Up to one-half of our remaining net income is allocated to a promotional fund (Förderungsfonds) the disbursement of which is determined by the General Meeting.

We also act on behalf of a number of different states (Länder) and the Federal Republic in administering other sponsored loan programs. We provide interest subsidy products for a number of German federal states. Since 1991, for example, we have operated the promotional lending activities of the Free State of Thuringia. We issue default guarantees in the context of the investment assistance programs for the agricultural sector (Agrarinvestitionsförderungsprogramm; AFP) of the federal state of Hesse and the Free State of Thuringia, and are granted back-to-back guarantees by these federal states for this purpose. Furthermore, we continue to manage loans for the Federal Government for the financing of resettlement, building measures for old farms and the purchase of land, which were granted before the Joint Task for the Improvement of Agricultural Structures and Coastal Protection (Gemeinschaftsaufgabe “Verbesserung der Agrarstruktur und des Küstenschutzes”) came into force in 1973. Due to the financial crisis and low prices for agricultural products the federal government together with the federal states and Rentenbank set up loan programs for agricultural enterprises to provide liquidity. These programs involved federal and in some federal states also state subsidies to support farmers with even lower interest rates. The lending volume of these programs is included in “—Programs for agricultural enterprises”.

Sources of Funds

Our principal sources of funds are:

•	borrowings in the interbank market from counterparties in countries of the Organization for Economic Cooperation and Development (“OECD”) and issuances of commercial paper as well as repo business with EUREX;

•	the participation in open market transactions and standing facilities within the European System of Central Banks (“ESCB”); and

•	issuances of loans, registered bonds and notes, bearer bonds and notes, promissory notes and other types of debentures for short- to long-term funding purposes.

Rentenbank is an active participant in the interbank market. Borrowings are limited to banks domiciled in countries of the OECD. Maturities range from overnight money to 12 months deposits. Furthermore, we obtain short-term funding by issuance under our €20 billion Euro Commercial Paper Program. This issuing program enables us to issue notes on a discounted, compounded or index basis with maturities from 1 day up to 364 days which are mainly placed with international institutional investors.

The participation in open market transactions and the standing facilities within the ESCB gives us access to a range of additional instruments to manage short-term liquidity. We can obtain short-term funds by participating in the main refinancing operation, the longer-term refinancing operation, fine-tuning operations or by borrowing overnight funds under the marginal lending facility. Our access to these funds is limited by the borrowing value of available collateral in our account with the German Central Bank (Deutsche Bundesbank).

We also obtain funding in the international capital markets, both through various issuing programs and through stand-alone issuance of various types of unsecured notes and debentures. The issuing programs include a €60 billion Euro Medium Term Note Programme and an A$10 billion Australian Dollar Domestic Medium-Term Note Program. We also have shelf registrations in Japan for primary offerings (Samurais) and secondary offerings (Uridashis), and a shelf registration in the United States for debt securities. Issuances of promissory notes and international loans complement our funding instruments.

The international capital markets continue to represent the most important source of financing for us. In the year ended December 31, 2010, we issued the equivalent of €7.0 billion of Euro Medium-Term Notes,

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€1.5 billion of AUD-Medium-Term Notes and approximately €2.0 billion of SEC registered debt securities. We use derivative instruments to hedge our currency and interest rate exposure in connection with such issuances. On very few occasions, we have invested foreign currency proceeds in securities or other assets denominated in the same currency as the relevant debt obligation. See “—Risk Management and Derivatives” below.

Until the end of 2006, Rentenbank has issued secured debt instruments which were placed predominantly with domestic investors. These issues were 10 per cent risk-weighted for bank capital adequacy purposes. With the introduction of the zero per cent risk-weighting—down from 20 per cent under Basel I guidelines—for Rentenbank in Germany and the other European Union countries through the consolidated EU Banking directive and the German solvency ordinance as per January 2007 we discontinued the issuance of secured debt instruments for the time being.

With respect to the domestic and international capital markets, the following table shows our sources of funds on a consolidated basis and, categorized by type of instrument, during each of the years indicated. We classify almost all instruments issued in the international capital markets as unsecured bearer bonds.

	At December 31,

	2010	2009

	(EUR in millions)
International Loans / Promissory notes	2,508.0	2,652.7
Registered bonds (Namensschuldverschreibungen)	5,540.2	5,930.2
Bearer bonds:
Secured	3.1	3.8
Unsecured*	65,725.9	61,158.9

Total	73,777.2	69,745.6

*	Includes SEC registered bonds and bonds offered and sold pursuant to Rule 144A under the Securities Act, and registered bonds issued under the Euro Medium Term Note Programme and the Australian Dollar Domestic Medium-Term Note Program.

Liabilities to Customers

Our liabilities primarily consist of debt securities, liabilities to banks and liabilities to customers. See “—Sources of Funds” above for a description of our funding activities related to debt securities and our liabilities to banks. Approximately 81.2% of our liabilities to customers consist of registered bonds, international loans and promissory notes that are purchased by insurance companies. The remaining amount of liabilities to customers consists of liabilities to individual German states, or Länder, as well as other local governments. These liabilities are uncertificated and arise from credit accounts with these governments.

Risk Management and Derivatives

Our treasury department has responsibility for our risk management system and is overseen directly by the Board of Managing Directors. The treasury department applies for and the Board of Managing Directors determines market and liquidity risk exposure limits. Daily reports are generated by the risk control department, which analyzes whether our money market, loan and securities portfolios are within market and liquidity risk limits prescribed by the Board of Managing Directors. The market risk report analyzes the effect on our trading, liquidity and credit portfolio of a putative 100 basis points upward shift of the yield curve and must be acknowledged daily by the treasury department and a member of the Board of Managing Directors. With respect to liquidity risk, our exposure is never greater than the amount of our eligible collateral for open market transactions with the European Central Bank. The Financial Institutions department applies for, and the board approves, the counterparty credit limits for derivatives. Credit risk, including counter-party credit risk, is monitored on a bank-wide basis as part of our annual review of borrowing customers. See “—Standard Promotional Loans”.

We use derivatives exclusively as hedging instruments for existing or expected market price risks on the basis of micro or macro hedges. Purchases and sales of derivative instruments are made for hedging purposes in an effort to match as closely as possible the currency, duration and interest rate basis of our assets and liabilities. To minimize credit risk due to fair value volatility we negotiated credit support annexes with almost every derivative counterparty. No derivative activities are undertaken on behalf of clients. Risks are

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analyzed in accordance with the German Banking Act which requires adequate capital coverage for securities transactions, transactions in derivative products and foreign exchange transactions. See “Supervision and Regulation”.

Pursuant to the German Banking Act we are obliged to maintain an adequate risk management which needs to ensure that the risk load capacity for credit, market-price, liquidity and operational risks are covered at all times. Based on our calculations our total capital permanently exceeds our risk profile.

Credit Analysis

We examine whether credit should be extended in response to direct inquiries either from potential borrowers themselves or from third parties such as other banks or brokers. This examination includes whether we can provide funds based on the applicable laws and regulations that govern Rentenbank.

An application for credit and creditworthiness is judged on the basis of a diverse set of documents including business reports, ratings letters and our own credit analysis. Approval for the extension of credit is made in compliance with our own credit approval regulations. Only after this approval are transactions allowed to go forward.

Currency Risk

As of December 31, 2010, a notional amount of €0.1 billion of liabilities to banks, €0.1 billion of liabilities to customers, €48.8 billion of securitized liabilities and €0.6 billion of subordinated liabilities were denominated in a currency other than euro. Because our loan business is denominated almost exclusively in euro, we have eliminated currency risk by swapping the cash-flows from foreign denominated non-derivative issues virtually exclusively into euro through so-called cross-currency swaps, or, in the case of commercial paper, FX-swaps.

As of December 31, 2010, a notional amount of €0.1 billion of loans and advances to banks and €1.8 billion of financial investments were denominated in a currency other than euro. Those assets were either swapped into euro or re-financed in the respective currency.

Liquidity Management

We manage our liquidity based on a projection of all future cash flows. Each day, we calculate the projected net liquidity balance for each day of the coming two years. We also project the volume of assets in our central clearing account with the Deutsche Bundesbank eligible for borrowing under the standing facilities of the European Central Bank. The marginal lending facility allows us to obtain overnight liquidity from the Deutsche Bundesbank, limited by the aggregate collateral value of our eligible assets. We have used this facility in the past only under exceptional circumstances to cover daily liquidity deficits.

Our cash reserves consist of cash in hand and the balance of our central clearing account with the Deutsche Bundesbank which reflects our obligation to hold minimum reserves in line with the requirements of the European Central Bank.

Impact of Climate Change on Rentenbank’s Business Activities

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the earth’s atmosphere. Pursuant to certain studies, this may have serious effects on the agriculture industry worldwide, but rather positive effects for agriculture businesses located in Germany, at least compared to those located in other regions of the world. Since our ultimate borrowers’ agriculture businesses are located in Germany, we do not believe that there will be any material adverse effects on our lending operations and financial or competitive positions.

In Germany, existing and proposed environmental laws and regulations aim at supporting environmentally friendly technology and procedures. An important law in this context is the German Renewable Energy Act (Erneuerbare-Energien-Gesetz), which promotes the development of renewable energy sources, such as the production of energy from biomass and the use of solar energy, by providing for financial contributions to energy producers. Our ultimate borrowers have increasingly used our lending services in order to invest in such renewable energy sources.

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We cannot predict the ultimate effect future climate change legislation and regulation could have on our borrowers’ businesses. However, since many are investing in environmentally friendly technology and procedures, we believe that they will be positively or at least less adversely impacted by potential future environmental laws and regulations as compared to businesses using or investing in traditional energy sources.

CAPITALIZATION

The following table shows Rentenbank’s capitalization on a consolidated basis as of December 31, 2010. Long-term debt includes all borrowings and bonds issued with remaining maturities in excess of one year.

	As of December 31, 2010

	(EUR in millions)	(1)
Long-term debt from:
Banks	2,061
Other lenders	5,162

Total long-term borrowings	7,223
Bonds	46,332

Total long-term debt	46,332
Subordinated liabilities	836

Total subordinated liabilities	836
Equity:
Subscribed capital	135
Reserves(2)	2,415
Revaluation Reserve	-403

Total equity	2,147

Total capitalization	56,538

(1)	On May 13, 2011, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.4280 (EUR 0.7003 per U.S. dollar).
(2)	Includes principal reserve, guarantee reserve, other reserves, differences from capital consolidation and net profit for the year.

As of December 31, 2010, Rentenbank’s Core Capital (or Tier I) ratio amounted to 16.0 % and its Supplementary Capital (or Tier II) ratio amounted to 9.2%. For a discussion of capital adequacy requirements under the German Banking Act, see “Supervision and Regulation—Capital Adequacy Requirements”.

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MANAGEMENT

Pursuant to our governing law we have three principal governing bodies: the Board of Managing Directors (Vorstand), the Advisory Board (Verwaltungsrat) and the General Meeting (Anstaltsversammlung). The business address of each of the members of the Board of Managing Directors and the Advisory Board named below is Hochstrasse 2, 60313 Frankfurt am Main, Federal Republic of Germany.

Board of Managing Directors

The Board of Managing Directors is responsible for the day-to-day conduct of our business and the administration of our assets in accordance with the governing law and represents us in dealings with third parties and the judiciary. According to our statutes, the Board of Managing Directors is required to deliver to the Advisory Board on a quarterly basis a written report on the business and financial condition of Rentenbank. In accordance with the general guidelines for the granting of loans which have been established by the Advisory Board, the Board of Managing Directors is required to report semi-annually to the loan committee (Kreditausschuss) of the Advisory Board regarding the development of unsecured credit and large exposures pursuant to the German banking regulations.

The Board of Managing Directors is comprised of at least two members. Its members are appointed, and may be withdrawn by, the Advisory Board by a two-thirds majority. The appointment of members of the Board of Managing Directors requires the prior approval of the Supervising Authority.

The members of the Board of Managing Directors are:

Dipl.-Kfm. Hans Bernhardt
Dipl.-Volksw. Dr. Horst Reinhardt

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Board of Managing Directors to Rentenbank and such member’s private interests or other duties.

Advisory Board

The Advisory Board supervises, and appoints members to and is entitled to remove members from, the Board of Managing Directors. It may issue general and specific instructions to the Board of Managing Directors. In particular, the Advisory Board approves Rentenbank’s annual report, adopts corporate governance principles, establishes general guidelines for the granting of loans, and allocates reserves consistent with the governing law. Furthermore, the Advisory Board adopts and may amend Rentenbank’s statutes (Satzung) with the approval of the Supervising Authority. In addition, the following actions require the approval of the Advisory Board: the issuance of bearer debentures, the acquisition and sale of investments, the purchase and sale of land and buildings, approval of employment contracts involving annual compensation above a threshold determined by the Administrative Committee of the Advisory Board (Verwaltungsausschuss), and the issuance of pension guidelines. The Advisory Board must meet at least semi-annually.

The Advisory Board may delegate certain authorities to committees thereof. Rentenbank’s statutes require the Advisory Board to form an administrative committee concerned with legal and administrative matters, a loan committee concerned with loan and investment matters, an audit committee (Bilanzausschuss) concerned with financial and accounting matters, and an expert committee concerned with the allocation of retained earnings.

The Advisory Board has 18 members, one of whom is the Federal Minister of Food, Agriculture and Consumer Protection. Eight of the members of the Advisory Board represent agricultural and food organizations, six of whom are appointed by the not-for-profit German Farmers’ Association (Deutscher Bauernverband e.V.), one of whom is appointed by the not-for-profit Farmers’ Mutual Savings Institution (Deutscher Raiffeisenverband e.V.) and one of whom is appointed by the various food organizations. Further, three members are ministers of agriculture of various German states (Bundesländer), one member each represents the Federal Ministry of Food, Agriculture and Consumer Protection and the Federal Ministry of Finance. One member represents the not-for-profit trade unions. Finally, three members are elected as representatives of credit institutions or other credit experts.

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The following is a list of the members of the current Advisory Board:

Chairman:	Präsident Gerd Sonnleitner, Deutscher Bauernverband e.V., Berlin

Deputy Chairman:	Ilse Aigner, Bundesministerin für Ernährung, Landwirtschaft und Verbraucherschutz, Berlin

Representatives of the not-for-profit agricultural and food organisations:	Generalsekretär Dr. Helmut Born, Deutscher Bauernverband e.V., Berlin

Präsident Franz-Josef Möllers, Westfälisch-Lippischer Landwirtschaftsverband, Münster

Präsident Udo Folgart, Landesbauernverband Brandenburg e.V., Teltow/Ruhlsdorf

Präsidentin Brigitte Scherb, Deutscher LandFrauenverband e.V., Berlin

Präsident Werner Hilse, Landvolk Niedersachsen Landesbauernverband e.V., Hannover

Representative of the not-for-profit Farmers’ Mutual Savings Institution:	Präsident Manfred Nüssel, Deutscher Raiffeisenverband e.V., Berlin

Representative of the Food Industry:	Präsident Bruno Fehse, Bundesverband der Agrargewerblichen Wirtschaft e.V., Bonn

State Ministers of Agriculture or their permanent official representatives:(1)

Berlin	Prof. Dr. Benjamin-Immanuel Hoff, Staatssekretär der Senatsverwaltung für Gesundheit, Umwelt und Verbraucherschutz des Landes Berlin, Berlin

North Rhine-Westphalia	Johannes Remmel, Minister für Klimaschutz, Umwelt, Landwirtschaft, Natur- und Verbraucherschutz des Landes Nordrhein-Westfalen, Düsseldorf

Saxony	Herbert Wolff, Staatssekretär Sächsisches Staatsministerium für Umwelt und Landwirtschaft, Dresden

Representative of the not-for-profit Trade Unions:	Klaus Wiesehügel, Bundesvorsitzender der IG Bauen-Agrar-Umwelt, Frankfurt am Main

Representative of the Ministry of Food, Agriculture and Consumer Protection:	Staatssekretär Dr. Robert Kloos, Bundesministerium für Ernährung, Landwirtschaft und Verbraucherschutz, Berlin

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Representative of the Ministry of Finance:	Ministerialdirigent Dietrich Jahn, Bundesministerium der Finanzen, Berlin

Elected Specialists:	Klaus-Peter Müller, Vorsitzender des Aufsichtsrats der Commerzbank AG, Frankfurt am Main

Wolfgang Kirsch, Vorsitzender des Vorstandes der DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main

Heinrich Haasis, Präsident des Deutschen Sparkassen- u. Giroverbands e.V., Berlin

(1)	The Bundesrat, the upper house of Germany’s parliament, has established a rotational system pursuant to which every two years a different set of German states is represented on the Issuer’s Advisory Board.

Rentenbank is not aware of any conflicts or potential conflicts of interest between the duties of each member of the Advisory Board to Rentenbank and such member’s private interests or other duties.

General Meeting

The General Meeting advises Rentenbank in matters of the promotion of agriculture and rural areas as well as on general agricultural and business policy issues. Furthermore, it decides on the appropriation of the promotional fund in accordance with our governing law. The General Meeting receives reports of the Board of Managing Directors on our business activities and of the Advisory Board on resolutions adopted by the Advisory Board. According to our governing law, each year a General Meeting must be held.

The General Meeting consists of 28 members representing owners and lessees of land subject to our land charges. The German states (Bundesländer) of Baden-Württemberg, Bavaria, Brandenburg, Hesse, Mecklenburg-Western Pomerania, Lower Saxony, North Rhine Westphalia, Rhineland-Palatinate, Saxony, Saxony-Anhalt, Schleswig-Holstein and Thuringia each appoint two members to the General Meeting, and the states of Berlin, Bremen, Hamburg and Saarland each appoint one member.

Corporate Governance

In November, 2004 the Advisory Board approved certain corporate governance principles for Rentenbank that regulate the conduct of its management. As a result, Rentenbank has voluntarily submitted to the relevant principles set forth in the German Corporate Governance Code. These principles include the regulation of conflicts of interest, compensation of members of the Board of Managing Directors and the Advisory Board, transparency and disclosure obligations and accounting and audit. Compliance with the German Corporate Governance Code is required by all German publicly-traded companies and recommended to all other German companies. Because Rentenbank is an institution established under public law, certain principles set forth in the German Corporate Governance Code, including principles governing the relationship with and meetings of shareholders, are not applicable to Rentenbank.

In 2007, the corporate governance principles were updated and a declaration of conformity (Entsprechenserklärung) was published for the first time on our website (www.rentenbank.de).

Rentenbank adopted the Public Corporate Governance Kodex des Bundes (PCGC, as of June 30, 2009), as promulgated by the German federal government, by resolution of the Advisory Board dated July 16, 2009. The PCGC is mainly addressed to companies that are legal entities under private law. However, unless legal provisions (such as the Rentenbank law) require otherwise, application of the Code is also recommended for companies that are legal entities under public law. Rentenbank is a public law institution directly accountable to the German federal government.

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EMPLOYEES

At December 31, 2010, we had 229 employees. Of these, 207, or 90.40% of our workforce, were commercial employees (kaufmännische Angestellte). The remaining 22 employees, or 9.60%, were industrial employees (gewerbliche Angestellte), working as kitchen staff, janitors, tradesmen and drivers. 127 employees, or 55.46% of our total staff, are covered by a collective bargaining agreement.

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SUPERVISION AND REGULATION

General

Our governing law provides explicitly for our responsibility for the promotion of agriculture and its related areas and of rural areas including the sale and warehousing of agriculture and food products, the environmental protection related to agriculture, the promotion of renewable energy and resources, the diffusion of organic agriculture and the promotion of agriculture related consumer protection and animal protection. With the adoption of the Restructuring Law effective as of August 22, 2003, several changes were made to our governing law principally in order to clarify our permissible activities.

Federal influence on Rentenbank as a federal development bank is being exerted by Federal Government representation on the Advisory Board. The Minister of Food, Agriculture and Consumer Protection is deputy chairman of and representatives from the Federal Ministry of Food, Agriculture and Consumer Protection and the Federal Ministry of Finance are members of the Advisory Board.

In addition, Rentenbank is subject to the supervision of the Federal Ministry of Food, Agriculture and Consumer Protection which exercises its supervision in concert with the Federal Ministry of Finance. The statutory function of the Supervising Authority is to ensure that the operations of Rentenbank adhere to public interest in the promotion of agriculture and rural areas, and are in compliance with German law. The Supervising Authority may request information regarding our operational matters, inspect our books and records and participate in all Advisory Board meetings and General Meetings with the authority to issue motions and to comment on topics at such meetings. In addition, the Supervising Authority has the authority to schedule a meeting of any of our three governing bodies and is authorized to prevent the implementation of any resolution that is against public interest or violates German law.

In accordance with our governing law, Rentenbank may issue registered bonds and notes that are secured debt covered by a pool of eligible assets in accordance with Section 13 of the Governing Law. These assets include covered bonds or debentures issued in accordance with the German Pfandbrief Act (Pfandbriefgesetz), loans to domestic statutory corporations (Körperschaften) and certain public institutions (Anstalten des öffentlichen Rechts) and loans for which sufficient collateral exists. Our total capacity to issue secured debt is based on the amount of our assets available for use as collateral for these debt securities. After consultation with Rentenbank, the Supervisory Authority nominates a trustee (Treuhänder) and a deputy trustee. It is the responsibility of the trustee to ensure that issuance, administration and security of such bonds comply with the legal and regulatory requirements and the terms and conditions of the bonds. The current trustee is the senior government official Mr. Wolfgang Reimer and the current deputy is the senior government official Mr. Karl-Heinz Tholen.

We are authorized to carry on the types of banking business which are set forth in our governing law. We are subject to the requirements of the German Banking Act and are supervised and regulated by BaFin and by the German Central Bank (Deutsche Bundesbank).

Regulation by BaFin

BaFin is an independent federal authority supervised by the Federal Ministry of Finance. BaFin is authorized to issue certain regulations and guidelines implementing the provisions of the German Banking Act and other laws affecting banks, including Rentenbank. The regulations issued by BaFin set forth important regulatory requirements, including the Regulations concerning the Capital Adequacy of Institutions, Groups of Institutions and Finance Holding Groups (Verordnung über die angemessene Eigenmittelausstattung von Instituten, Institutsgruppen und Finanzholding-Gruppen or the “Solvency Regulation”) and the Regulation concerning the Liquidity of the Institutions (Verordnung über die Liquidität der Institute or the “Liquidity Regulation”), promulgated by the Federal Ministry of Finance to implement certain provisions of the German Banking Act. See “—Capital Adequacy Requirements” and “—Liquidity and Other Regulatory Requirements” below.

The German Banking Act implements certain recommendations on banking supervision issued by the Basel Committee on Banking Supervision and implements certain directives of the European Union relating to banks. Under the German Banking Act, every entity that is engaged in one or more of the financial activities defined therein as “banking business” (Bankgeschäfte) is subject to the licensing requirements and other provisions of the German Banking Act, unless specifically exempted therefrom. BaFin supervises the operations of banks to ensure that they conduct their business in accordance with the provisions of the German

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Banking Act, including, in particular, compliance with capital adequacy and liquidity requirements, lending limits and restrictions on certain other activities.

Regulation by the Deutsche Bundesbank

BaFin carries out its supervisory role in close cooperation with the German Central Bank (Deutsche Bundesbank). BaFin must generally consult with the Deutsche Bundesbank before promulgating general rules and regulations. The promulgation of specified rules and regulations, however, such as the Principles, requires the prior consent of the Deutsche Bundesbank. The Deutsche Bundesbank is also responsible for organizing the collection and analysis of periodic and other reports from banks such as Rentenbank.

Capital Adequacy Requirements

Under the German risk-based capital adequacy rules set out in the German Banking Act and the Solvency Regulation, banking institutions such as Rentenbank must be endowed with adequate own funds (Eigenmittel), subject to certain risk-adjustments, as described below. These rules implement certain provisions of the recast EC Directives 2006/48/EC (relating to the taking up and pursuit of the business of banking institutions) and 2006/49/EC (on the capital adequacy of investment firms and banking institutions), which in turn are based on the recommendations of the Basel Committee on Banking Supervision.

Pursuant to the Solvency Regulation, a banking institution such as Rentenbank has adequate own funds provided that it satisfies (i) the capital requirements as to credit risks (Adressrisiken) with respect to material idiosyncratic differences between similar but not identical positions and operational risks as well as (ii) the own funds requirements for market risks at the close of business of each day.

The own funds requirements as to credit risks and operational risks are satisfied, provided that the aggregate sum of the credit risks and operational risks does not exceed the modified available capital of the institution, as calculated in accordance with the German Banking Act and the Solvency Regulation. The aggregate amount of the credit risks is calculated on the basis of either the standard approach as to credit risks (Kreditrisiko-Standardansatz) in accordance with the Solvency Regulation or on the basis of an alternative approach based on internal ratings (if approved by BaFin in cooperation with the Deutsche Bundesbank). The standard approach as to credit risks provides for a sliding scale of specific risk weighting categories. For example, credits extended to the Federal Republic of Germany or to the Deutsche Bundesbank are assigned a risk weighting of 0%. Investment interests associated with a particularly high risk may be allocated a risk weighting of 150% or more by BaFin.

The capital requirements as to market risks are satisfied, provided that the aggregate amount of the market risk exposures (and any amounts allocated to option transactions) does not exceed the sum of the modified available capital (as reduced by the amount of the capital requirements as to credit risks and operational risks) and third ranking capital funds (Drittrangmittel) within the meaning of section 10 paragraph 2c of the German Banking Act, (i.e., net trading profits and funds obtained by way of assumption of subordinated short term debt) available at the close of business of each day.

Certain factors such as bonds held by the banking institution that have been issued by certain public bodies or third party guarantees granted by public bodies have been recognized by the Solvency Regulation as reducing the relevant risk items.

Under the German Banking Act’s provisions on consolidated supervision, the capital adequacy rules must not only be met by a banking institution separately, but also by the banking institution and all groups of such institutions (which include without limitation entities that are 20% or more directly or indirectly owned by the banking institution), groups of financial holdings and financial conglomerates on a consolidated basis, if certain other conditions are met.

Liquidity and Other Regulatory Requirements

Pursuant to the liquidity principles set out in the German Banking Act and the Liquidity Regulation, banking institutions must hold their assets in a way that adequate liquidity is ensured at all times. Under these principles, we must maintain sufficient liquidity to meet our pending payment obligations.

At the end of each month, a banking institution shall evaluate whether its liquidity is sufficient based on a liquidity figure (Liquiditätskennzahl). The liquidity figure represents the relation between the means of

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payment (cash and certain cash equivalents) available in the following maturity periods and the payment obligations which may arise during the same periods (subject to certain adjustments): (i) up to one month; (ii) more than one and up to three months; (iii) more than three and up to six months; and (iv) more than six and up to 12 months. Liquidity is considered sufficient if the liquidity figure is not below 1.0 in any case. Banks must calculate their liquidity monitoring figures at the end of each month. These figures are filed with the Deutsche Bundesbank, which then transmits them to BaFin.

Under the German Banking Act, a bank’s large credit (Großkredite) exposures to a single borrower or connected group of borrowers that equal or exceed 10% of Rentenbank’s Regulatory Liable Capital are subject to a number of restrictions. A main restriction is that no single large exposure may exceed 25% of Rentenbank’s Regulatory Liable Capital.

The limitations on large credit exposures are applied on a risk-adjusted basis in a manner similar to the application capital adequacy rules described above.

The limitations on large credit exposures also apply to a bank and all other companies that form a group with a bank (as discussed under “—Capital Adequacy Requirements” above), on a consolidated basis. To determine whether a group has a large exposure, the exposures by the members of the group to one borrower are fully consolidated and are measured against the consolidated Regulatory Liable Capital of the group. The consolidated limitation of large credit exposures only applies if an exposure of one member of the group is equal to or exceeds 5% of that member’s Regulatory Liable Capital.

Audits

Under German law, Rentenbank itself and its consolidated group must both be audited annually by a certified public accountant (Wirtschaftsprüfer) who is appointed by our Advisory Board with the consent of the Supervising Authority. BaFin must be informed of and may reject this appointment. Under the German Banking Act, a bank’s public accountant is required to inform BaFin of any facts coming to his or her attention which give reason to deny or qualify the certification of Rentenbank’s annual financial statements or materially adversely affect the financial position of Rentenbank, as well as of any material breach by Rentenbank’s management of the law or Rentenbank’s articles of association.

The certified public accountant is required to prepare annually a detailed and comprehensive long-form audit report, which is submitted to our Board of Managing Directors and Advisory Board, BaFin and the Deutsche Bundesbank. The contents of the report are prescribed in a regulation issued by BaFin. In the report the certified public accountant must confirm that Rentenbank has complied with, inter alia:

•	the regulatory reporting requirements;

•	the large credit exposures calculations;

•	the limitations on the extension of credit to related companies;

•	the principles as to capital adequacy and liquidity; and

•	regulations concerning the prudential granting of credit.

The audit report must also discuss in detail certain large or important credit exposures and confirm compliance with certain provisions of the German Banking Act.

BaFin also requires that the long-form audit report discuss and analyze the method by which Rentenbank determines the risk of a change in interest rates. The audit report must match assets and liabilities bearing interest at fixed rates according to maturity and assets and liabilities bearing interest at floating rates according to interest periods. The audit report must also explain the effect of a change of interest rates on the unmatched portion of such assets and liabilities, respectively.

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Reporting Requirements and BaFin Powers of Enforcement

To enable BaFin and the Deutsche Bundesbank to monitor compliance with the German Banking Act and other applicable legal requirements and to obtain information on the financial condition of the German banks, BaFin and the Deutsche Bundesbank require the routine, periodic filing of information.

Each bank must file, annually, audited financial statements on a consolidated and unconsolidated basis and, monthly, balance sheet and statistical information and compliance statements regarding the risk-based capital adequacy rules. Each bank must file quarterly statements regarding loans of €1.5 million or more, including syndicated loans exceeding this amount regardless of the reporting bank’s share. In addition, quarterly and annual information in relation to the capital adequacy principles must be filed with the Deutsche Bundesbank. Further, each bank must notify BaFin and the Deutsche Bundesbank immediately of certain organizational changes, certain acquisitions and dispositions and changes in equity investments, changes in Rentenbank’s capitalization and changes in significant shareholdings in Rentenbank.

To secure compliance with the German Banking Act and the regulations issued thereunder, BaFin and the Deutsche Bundesbank may require information and documents from a bank. BaFin may also conduct investigations of a bank without having to give any particular reason. In addition, BaFin can attend meetings of Rentenbank’s Advisory Board and may require such meetings to be convened. BaFin also conducts audits of banks on a random basis as well as in special circumstances.

If a bank holds a significant interest in other domestic or foreign banks or other companies that form a group with Rentenbank for German regulatory purposes, Rentenbank must have access to information as to the capital and the large credit exposures of these other companies in order to comply with the requirements of the German Banking Act (and regulations issued thereunder) with respect to risk-based capital adequacy and limitations on large credit exposures, including the requirements which provide for reporting on a consolidated basis. The German Banking Act obliges German companies that are part of a group for German regulatory purposes to provide this information to the German parent bank and obliges the German parent bank to agree with foreign companies that are part of its group on the supply of appropriate information. If it is not possible for the parent bank to obtain from a company information necessary for the consolidation procedure, the book value of the investment in the company must be deducted when computing the Regulatory Liable Capital of the parent bank.

In the event that BaFin discovers irregularities, it has a wide range of enforcement powers. BaFin can challenge the qualifications of a bank’s management. If the Regulatory Liable Capital of a bank is not adequate, or if the liquidity requirements are not met and Rentenbank has failed to remedy the deficiency within a period determined by BaFin, BaFin may prohibit or restrict the withdrawal of capital, the distribution of profits or the extension of credit. These prohibitions also apply to the parent bank of a group for bank regulatory purposes if the Regulatory Liable Capital of the members of the group does not meet the legal requirements. If the liquidity requirements are not met, BaFin may also prohibit further investments in illiquid assets.

If a bank is in danger of defaulting on its obligations to creditors, BaFin may take emergency measures to avert default. These measures may range from the issuance of instructions to the management of Rentenbank to the revocation of Rentenbank’s license and closing of Rentenbank, the prohibition of payments and disposals of assets, the suspension of customer services, and the acceptance of payments other than in payment of debt owed to Rentenbank.

Violations of the German Banking Act may result in criminal and administrative penalties.

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FINANCIAL SECTION

CONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The consolidated financial statements of Rentenbank have been prepared in accordance with the International Financial Reporting Standards as adopted by the European Union (“IFRS”), and the additional requirements of German commercial law pursuant to § 315a(1) of the German Commercial Code (Handelsgesetzbuch or HGB) as well as the additional regulations in Rentenbank’s Governing Law and Statutes.

As a result, Rentenbank’s consolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

While the principle measurement approach taken by IFRS, as adopted by the European Union, and U.S. GAAP as of the date of Rentenbank’s consolidated financial statements included in this annual report is similar, there can be differences in the detailed application, which could have a material impact on the financial statements. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Advisory Board with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main (“D&T”).

The annual audit is conducted in accordance with German Generally Accepted Auditing Standards (“German GAAS”).

The audit report of D&T for the year ended December 31, 2010, dated March 8, 2011, refers to a group management report (Konzernlagebericht). The examination of, and the audit report upon, this group management report are required under German GAAS. This examination was not made in accordance with U.S. Generally Accepted Auditing Standards (“U.S. GAAS”) or U.S. attestation standards. Therefore, D&T does not provide any opinion on the aforementioned examination, on the group management report or on the financial statements included in this annual report in accordance with U.S. GAAS or U.S. attestation standards.

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GROUP MANAGEMENT REPORT

Economic Environment

In fiscal year 2010, the financial markets were characterized primarily by two trends: the recovery of the global economy and the sovereign debt crisis in some euro zone countries. After the most severe recession it had experienced since World War II, the global economy has surprised investors with an unexpectedly fast and strong upswing. Economic aid packages as well as dynamic growth in the emerging markets made important contributions to the upward movement in industrialized countries. The euro zone gross domestic product (GDP) grew by 1.7% in 2010, after a decrease of 4.1% in 2009. However, the differences among the euro zone economies were huge: while Greece and Ireland remained stuck in recession in 2010, the German GDP grew at an above-average rate of 3.6%, after the plunge of 4.7% a year earlier. Growth in Germany was not only fueled by the export sector, but also influenced by the slight recovery in domestic demand.

Inflation in the euro zone remained at a low level in 2010. Despite the economic recovery, the opportunities for price increases were held back by low capacity utilization and high levels of unemployment. Consumer prices increased in the euro zone by an average of 1.6%, after 0.3% a year earlier. However, as the increase of energy and raw material prices accelerated in view of the worldwide upswing, price pressures started to increase again during the course of the year. In December, for the first time in two years, the monthly inflation rate stood above the 2% threshold. The unemployment rate for the euro zone, as measured by the International Labor Organization, remained at approximately 10% during the whole of 2010, after a considerable rise during the recession of 2009. The development was much more positive in Germany, where the unemployment rate declined from 7.3% to 6.6% during the year under review.

The comprehensive economic aid packages to boost macroeconomic demand left their mark on public sector finances, as did the recession in the prior year. In 2010, the globally mushrooming levels of government debt were increasingly the focus of both investors and rating agencies. The euro zone countries primarily affected included Greece, Ireland and Portugal, and to a limited extent Spain and Italy. The spreads between the yields on European government bonds widened in line with this development. In May, the European Union (EU), together with the International Monetary Fund (IMF), set up a bailout package in the amount of €750 billion to save euro zone countries from national bankruptcy and to stabilize financial markets. The European Central Bank (ECB) also contributed to the rescue package by providing banks with unlimited liquidity within the framework of its regular refinancing transactions as well as by purchasing covered bonds and the government bonds of endangered EU countries.

These measures helped to stabilize the financial markets temporarily. However, toward the end of the fiscal year, market participants were again unsettled due to the persisting debt crisis and the still fragile financial sector. The whole of fiscal 2010 was characterized by a high volatility in financial markets. Many investors pulled out of high-risk asset classes, resulting in declining long-term yields for safer investments. At the same time, the yield curve flattened, with the yield on 10-year German government bonds falling to approximately 2% at the beginning of September 2010. Re-emerging fears of inflation, discussions around the introduction of eurobonds, and fears that the euro zone debt crisis might spread, led to an increase of the yield to approximately 3% at the end of 2010.

Company performance

The business trend of Rentenbank in 2010 saw persistently high demand for promotional financing transactions and a return to normal levels of financial performance. In fiscal year 2010, the total volume of promotional loans amounted to €66.5 billion (compared with €65.8 billion as of December 31, 2009), representing an increase of 1.1% over the prior year. As a result of the increase in new business for special promotional loans, the portfolio of promotional loans grew by €0.8 billion or 1.9% to €42.6 billion in 2010 (compared with €41.8 billion on December 31, 2009). The volume for securitized lending recognized in the balance sheet declined as amounts due exceeded the increased new business volume. New promotional loans were granted in a total amount of €12.2 billion in fiscal year 2010 (compared with €10.7 billion on December 31, 2009), while demand for funds from the capital market increased due to the higher volume of new business. In the year under review, Rentenbank borrowed funds in the amount of €10.6 billion (compared with €10.0 billion as of December 31, 2009) on domestic and foreign capital markets.

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Total assets and business volume

Balance sheet (extract)	Dec. 31, 2010 € billion	Dec. 31, 2009 € billion

Total assets	83.8	77.8
Loans and advances to banks	49.3	45.8
Loans and advances to customers	1.5	0.6
Positive fair values of derivative financial instruments	6.0	2.9
Financial investments	26.5	27.9
Liabilities to banks	2.5	3.7
Liabilities to customers	5.6	5.8
Securitized liabilities	65.1	60.3
Negative fair values of derivative financial instruments	3.3	4.4
Provisions	0.1	0.1

Total assets increased by €6.0 billion or 7.7% to €83.8 billion as of December 31, 2010, up from €77.8 billion as of December 31, 2009. This growth was mainly attributable to the increased volume of promotional loans, the cash collateral received within the context of collateralization agreements and exchange rate fluctuations. Total assets of the consolidated subsidiary LR Beteiligungsgesellschaft mbH, Frankfurt/Main, were €219.5 million as of December 31, 2010 (compared with €232.2 million in December 31, 2009). Total assets of the consolidated subsidiary DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt/Main, in which LR Beteiligungsgesellschaft mbH holds a 100% stake, amounted to €16.6 million in 2010 (compared with €17.8 million in December 31, 2009). Contingent liabilities excluding irrevocable loan commitments totaled €4.1 million (compared with €119.1 million on December 31, 2009). A back-to-back guarantee from the German government in the amount of €110 million was repaid in the year under review.

In accordance with its competitive neutrality, the Group generally extends credit via other banks. Therefore, the asset side of the balance sheet primarily consists of loans and advances to banks. As of December 31, 2010, this line item amounted to €49.3 billion (compared with €45.8 billion on December 31, 2009) or a share of 58.8% (compared with 58.9% on December 31, 2009) in total assets, representing an increase from the prior-year level of €3.5 billion. This increase is attributable to the increase in the volume of special promotional loans and the investment of cash collateral received.

Loans and advances to customers grew by €0.9 billion to €1.5 billion (compared with €0.6 billion on December 31, 2009).

Financial investments, which consist almost exclusively of bank bonds and notes, declined by €1.4 billion to €26.5 billion (compared with €27.9 billion on December 31, 2009) primarily as amounts due exceeded the new business volume. The Group is not exposed to securities or receivables with structured credit risks such as asset-backed securities, or collateralized debt obligations.

Liabilities to banks decreased by €1.2 billion to €2.5 billion (compared with €3.7 billion on December 31, 2009), primarily as a result of the reduction in term deposits.

Liabilities to customers fell by €0.2 billion to €5.6 billion (compared with €5.8 billion on December 31, 2009). This balance sheet item primarily comprises registered bonds and promissory note loans with a carrying amount of €5.5 billion at year-end (compared with €5.6 billion on December 31, 2009).

The portfolio of securitized liabilities increased by €4.8 billion or 8.0% compared to the preceding year. Their carrying amount as of December 31, 2010, reached €65.1 billion (compared with €60.3 billion on December 31, 2009). This growth is largely attributable to effects from currency translation in connection with USD issues, which had compensating effects on the derivatives entered into to hedge existing or expected market price risks. The Medium Term Note (MTN) programs represent the most important refinancing source and amounted to €43.0 billion (compared with €40.2 billion on December 31, 2009). Global bonds totaled €12.1 billion (compared with €9.9 billion on December 31, 2009) at year-end. The balance of instruments from the ECP program, which is part of money market funding, declined slightly to €10.0 billion (compared with €10.2 billion as of December 31, 2009).

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The funds borrowed on the money and capital markets for refinancing purposes were made available on an arm’s length basis.

Derivatives are exclusively entered into to hedge existing or expected market price risks. The Bank does not enter into credit default swaps (CDS). The positive fair values of derivative financial instruments increased as a result of the business development in 2010 and market valuations—particularly the currency translation of USD items—by €3.1 billion to €6.0 billion (compared with €2.9 billion on December 31, 2009). Negative fair values fell by €1.1 billion to €3.3 billion (compared with €4.4 billion on December 31, 2009).

Provisions decreased slightly by €0.4 million to €102.1 million (compared with €102.5 million on December 31, 2009). The gross amount of additions to pension provisions was €6.6 million, and the amount of provisions used for current pension benefit payments was €5.6 million. The present value of the defined benefit obligations was determined on the basis of a discount rate of 4.8% (compared with 5.2% in 2009).

Financial performance

	Dec. 31, 2010 € million	Dec. 31, 2009 € million

1) Income statement
Net interest income before provisions for loan losses/promotional contribution	350.9	381.0
Provisions for loan losses/promotional contribution	5.0	40.4
Administrative expenses	49.2	47.1
Net other income/expense	-0.5	-0.7
a) Operating result	296.2	292.8
Result from fair value measurement and from hedge accounting	-144.4	-369.7
b) Measurement result	-144.4	-369.7
c) Group’s net income	151.8	-76.9
2) Other comprehensive income
Change in the revaluation reserve	-230.0	267.3
3) Group’s total comprehensive income	-78.2	190.4

Operating result

The Group’s operating earnings before profit or loss from fair value measurement and hedge accounting developed positively in the year under review. Interest income, including contributions from fixed-income securities and equity investments, reached €4,019.3 million (compared with €3,854.5 million on December 31, 2009). After deducting interest expenses of €3,668.4 million (compared with €3,473.5 million on December 31, 2009), net interest income amounted to €350.9 million (compared with €381.0 million on December 31, 2009). This decrease of €30.1 million or 7.9% compared to the prior year is largely attributable to lower margins in the short-term interbank business. The item “Provision for loan losses/promotional contribution” declined by €35.4 million to €5.0 million (compared with €40.4 million as of December 31, 2009) as no valuation allowances were necessary and a receivable previously written off was sold in 2010. Accordingly, operating earnings improved slightly by €3.4 million to €296.2 million (compared with €292.8 million on December 31, 2009).

The operating result before profit or loss from fair value measurement and hedge accounting in the Promotional Business segment saw a marked increase to a profit of €128.6 million, up from €71.1 million on December 31, 2009, reflecting a higher promotional lending volume at increasing longer-term margins. In contrast, the result in the Treasury Management segment fell to €74.9 million (compared with €136.2 million as of December 31, 2009) due to the reduction of net interest income. The Capital Investment segment improved earnings to €92.7 million (compared with €85.5 million as of December 31, 2009).

Measurement result

The measurement result comprises the unrealized gains and losses from changes in the fair value of derivatives and economically hedged items accounted for under the fair value option. In addition, the changes in the fair value of hedged items of effective hedging relationships attributable to changes in interest rates as well as the amortization of such changes in the case of ineffective hedges are recognized in this item. Changes in the fair value of available-for-sale securities attributable to changes in credit risk are not recognized in the measurement result, but directly in equity in the revaluation reserve, to the extent that no impairment losses need to be taken into account.

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The development of our measurement result in 2010 was affected by the consequences the sovereign debt crisis of some euro zone countries had on the financial markets. The development of risk premiums based on changes in credit ratings varied. Risk premiums for the Bank’s own liabilities increased, resulting in measurement gains. Risk premiums also increased for assets from countries with excessive government debt, while risk premiums for assets from other countries declined. In aggregate, the measurement of assets also resulted in measurement gains, which were recognized in the income statement. However, measurement losses due to a substantial widening of the basis swap spread (cost of foreign exchange as well as costs for the swap between interest bases in the same currency) more than compensated for the aforementioned measurement gains from assets and liabilities.

In addition, the amortization of fair value measurement gains recognized in profit or loss in prior periods in relation to hedged items from macro hedge accounting further reduced earnings by €113.8 million.

As of December 31, 2010, overall measurement losses amounted to €144.4 million, representing a decline compared to measurement losses of €369.7 million in the prior year.

Due to the buy-and-hold strategy of the Group as a non-trading book institution (Nichthandelsbuchinstitut) within the meaning of the German Banking Act (Kreditwesengesetz, KWG), these measurement losses are merely of a temporary nature, provided there are no counterparty defaults. They will be partially reversed in 2011 and in the following years in the form of measurement gains as a result of a reduction of remaining terms to maturity.

Group’s net income for the year

Measurement losses of €144.4 million were more than compensated for by the operating result amounting to €296.2 million. Net income thus amounted to €151.8 million, representing an improvement of €228.7 million compared to the prior year’s net loss of €76.9 million.

Other comprehensive income

Apart from the amortization of securities reclassified as “held to maturity” in 2008, other comprehensive income primarily includes changes in the fair value of available-for-sale securities attributable to changes in credit risk. Fair value changes attributable to changes in credit risk result from changes to risk premiums (credit spreads).

Higher credit spreads due to the sovereign debt crisis in some euro zone countries led to a reduction in securities’ market values. This resulted in a decrease of the item “changes in the revaluation reserve” of €230.0 million (compared with an increase of €267.3 million as of December 31, 2009). In view of the Group’s long-term investment strategy, these fluctuations are considered of a temporary nature, provided there are no counterparty defaults.

Total comprehensive income of the Group

Total comprehensive income as of December 31, 2010 amounted to a loss of €78.2 million (compared with a profit of €190.4 million on December 31, 2009), representing a decrease of €268.6 million against the previous year. This decrease is almost exclusively attributable to the decline of other comprehensive income by €497.3 million. The higher measurement result in the income statement, which increased by €225.3 million, was only partially able to compensate for the decrease in other comprehensive income.

Appropriation of profits

Pursuant to Section 2 (3) Sentence 2 of the Law Governing the Landwirtschaftliche Rentenbank, the guarantee reserve (Deckungsrücklage) may not exceed 5% of the nominal amount of the covered bonds outstanding at any time. Accordingly, the decrease in the volume of the bonds subject to cover requirements resulted in a transfer from the guarantee reserve of €29.2 million (compared with €121.0 million on December 31, 2009) to the principal reserve (Hauptrücklage).

Subject to the outstanding resolutions of the responsible corporate bodies, the Bank intends to transfer €57.8 million from net income to the principal reserve. The remaining operating results plus the measurement gains of €82.2 million will be transferred to other retained earnings. The Group’s net profit remaining after the transfer to reserves will amount to €11.75 million (compared with €11.25 million on December 31, 2009).

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Equity

Equity as reported on the balance sheet is €2,146.6 million (compared with €2,236.1 million on December 31, 2009), and can be broken down as follows.

	Dec. 31, 2010 € million	Dec. 31, 2009 € million

Subscribed capital	135.0	135.0
Retained earnings	2,403.4	2,263.4
Revaluation reserve	-403.6	-173.6
Group’s net profit	11.8	11.3

Total equity	2,146.6	2,236.1

Equity declined by €89.5 million compared to December 31, 2009. The increase in retained earnings of €140.0 million could only partially compensate for the reduction in the revaluation reserve of €230.0 million.

Subordinated liabilities decreased by €232.4 million to €889.5 million (compared with €1,121.9 million on December 31, 2009) due to maturing instruments. The terms and conditions of all subordinated liabilities fulfill the requirements of Section 10 (5a) of the German Banking Act and preclude early repayment or conversion.

The Group’s regulatory capital as of December 31, 2010 amounts to €3,259.1 million (compared with €3,040.1 million on December 31, 2009), prior to the approval of the financial statements. The total capital ratio, calculated pursuant to Section 10 (1) of the German Banking Act based on the German Solvency Regulation (Solvabilitätsverordnung, SolvV), amounted to 25.2% on the reporting date (compared with 23.9% on December 31, 2009), and thus exceeded the legal minimum requirements to a considerable extent.

Financial reporting process

The financial reporting process comprises all activities from account allocation and processing of transactions to preparation of single-entity and consolidated financial statements.

The objective of the accounting-related internal control system (ICS)/risk management system (RMS) is to ensure compliance with financial reporting standards and regulations as well as the adherence of financial reporting to generally accepted accounting principles.

The consolidated financial statements of Rentenbank are prepared in accordance with all International Financial Reporting Standards (“IFRS”) required to be applied for the reporting period and the additional requirements of German commercial law under Section 315a(1) of the German Commercial Code (Handelsgesetzbuch, “HGB”). These regulations are described for Rentenbank employees in manuals and procedural instructions. The Finance department monitors these on a regular basis and adjusts them, if necessary, to take into account any changes in legal and regulatory requirements. The involvement of the Finance department in the New Product Process (“NPP”) ensures that new products are correctly reflected in the financial reporting system.

The documentation of the financial reporting process is presented in a manner comprehensible to knowledgeable third parties. The relevant records are kept while taking the statutory retention periods into consideration.

There is a clear separation of functions between the units primarily involved in the financial reporting process. Accounting for loans, securities, and liabilities is made in separate sub-ledgers in different organizational units. The data is transmitted to the general ledgers via automated interfaces. The Finance department is responsible for general ledger accounting, the definition of account allocation rules, methodology for recording transactions, managing the accounting software, and the administration of the financial accounting system.

Fair value measurement is performed daily on an automated basis using valuation models accepted by regulatory authorities.

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The single-entity financial statements of the subsidiaries are reconciled to IFRS, taking into account Group-wide accounting policies, and included in the consolidated financial statements. Consolidation of equity capital as well as elimination of liabilities, income and expenses is based on the principle of dual control.

Rentenbank uses internally developed financial accounting software. The granting of authorizations in line with the authorities granted is intended to protect the financial reporting process against unauthorized access. Plausibility checks are conducted to avoid errors. In addition, the principle of dual control, standardized reconciliation routines as well as comparison of plan data and actual figures ensure that errors are identified and corrected. These measures also ensure the correct recognition, presentation and measurement of assets and liabilities.

Process-independent reviews performed by the Internal Audit department and public auditors are conducted regularly to assess whether the accounting-related ICS/RMS is working efficiently.

Timely, reliable and relevant reports are submitted to management within the framework of the management information system. The Advisory Board and its committees are regularly informed by the Board of Managing Directors about current business developments. In addition, information about extraordinary events is provided in a timely manner.

Risk report

General principles

Due to the limited business activities of subsidiaries and the letter of comfort issued by Rentenbank to LR Beteiligungsgesellschaft mbH, all material risks are concentrated in Rentenbank and are therefore managed by the Bank on a Group-wide basis. Subsidiaries are funded exclusively with Group resources.

As a promotional bank for the agricultural sector and rural areas, Rentenbank provides funds for a variety of investment projects. The range of products is geared towards manufacturing businesses in the agricultural and forestry sectors, winegrowing and horticulture sectors as well as in aquaculture and fish farming. The bank also provides funds for projects in the food industry and other upstream and downstream companies as well as investments by municipalities in rural development projects.

The Group’s corporate objective, derived from the Bank’s legal mandate, is to promote the agricultural sector and rural areas on a sustainable basis. The Group’s business activities are directed towards achieving this goal. In this context, care must be taken to ensure that the Group is able to fulfill this promotional mandate at all times in the future.

Rentenbank aims at generating a sufficient, risk-adequate margin in its business activities in order to enable the Group to achieve adequate profit. This is to ensure that any required capital increases from own funds can be performed, thus guaranteeing that the promotional mandate is fulfilled. The Group’s risk structure is essentially defined by the framework established by the Rentenbank Law and its Statutes.

At the end of 2010, the Group started to implement the requirements of the third amendment to the Minimum Requirements for Risk Management (MaRisk). In particular, the stress test will be enhanced to take into account risk concentrations and diversification effects within and between certain risk types, the presentation of a severe economic downswing and the conduct of so-called “inverse” stress tests.

Organization of risk management processes

Risk management

The Bank’s Board of Managing Directors has the overall responsibility for risk management. It determines the Bank’s sustainable overall risk strategy, taking into account the proposals of cross-divisional senior management. Risk management functions are primarily performed by the departments Treasury, Promotional Loan Business, Banks, and Collateral and Equity Investments. The Risk Manual provides a comprehensive overview of all business risks in the Group on the basis of risk management and controlling processes.

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The inclusion of transactions in new products, business types, sales channels or new markets requires adherence to a New Product Process (“NPP”). Within the scope of the NPP, the organizational units involved analyze the risk level, the processes and the main consequences for management of these risks.

Risk controlling

Risk controlling is part of the Finance department from an organizational perspective and comprises the regular monitoring of the limits determined by the Board of Managing Directors as well as reporting on market price risks, operational risks, liquidity risks, and risk-bearing capacity; risk reporting is based on risk level and regulatory requirements. The Banks department monitors credit risks. The Board of Managing Directors and the Audit and Credit Committees of the Advisory Board are informed about the overall risk situation at least once per quarter. Information that is material in terms of risk is forwarded by the Board of Managing Directors to the Advisory Board.

The instruments used for risk management and monitoring are reviewed and updated on a constant basis.

Internal audit

The Internal Audit department of Rentenbank is active at Group level, performing the function of a Group Audit department. Since none of the Group’s companies has its own Internal Audit department, the Group Audit department conducts the necessary audit activities.

The Group Audit department reports directly to the Board of Managing Directors of Rentenbank and carries out its duties independently and on its own. The Board of Managing Directors is authorized to issue instructions to cause additional reviews to be performed.

On the basis of risk-based review planning, the Group Audit department generally reviews and assesses all of the Group’s activities and processes, including risk management and its internal controlling system, on a risk-based and process-independent basis.

Risk-bearing capacity

All material risks of the Group are identified and monitored to detect any concentration risks. An essential part of the risk management system is the definition and monitoring of risk limits, which are based on the Bank’s risk-bearing capacity. The risk-bearing capacity concept ensures that the risk cover potential is sufficient to cover all material risks. For this purpose, various risk scenarios are used to compare the total sum of the capital charges resulting from the Group’s credit, market price, and operational risks with a portion of the aggregate risk cover. Pursuant to the risk-bearing capacity concept, no liquidity risks have been taken into account, since the Group has sufficient cash funds, and its triple A ratings, amongst other factors, enable it to obtain any additionally required cash funds on the interbank markets or, in case of market disruptions, within the framework of deposited collateral from Eurex Clearing AG (securitized money market funding) and from the German central bank (Deutsche Bundesbank; through collateralized loans or so-called “Pfandkredite”).

The risk cover under IFRS as of December 31, 2010, which is relevant for the calculation of the risk-bearing capacity, is as follows:

	Dec. 31, 2010 € million	Dec. 31, 2009 € million

Available operating result	250.0	220.0
+ Retained earnings (other reserves)	110.0	5.0

= Risk cover 1	360.0	225.0

+ Retained earnings (other reserves)	1,482.7	1,505.4
+ Revaluation reserve	-403.6	-173.6

= Risk cover 2	1,439.1	1,556.8

+ Retained earnings (principal reserve, guarantee reserve)	810.8	753.0
+ Subscribed capital	135.0	135.0
+ Subordinated liabilities	889.5	1,121.9

= Risk cover 3	3,274.4	3,566.7

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Risk cover 1 amounts to €360 million (compared with €225 million as of December 31, 2009). The available operating result amounts to €250 million (compared with €220 million on December 31, 2009), derived from current business development. €110 million (compared with €5 million as of December 31, 2009) of other reserves as part of the retained earnings on the balance sheet was assigned to risk cover 1. An amount of €351 million (compared with €221 million on December 31, 2009) was allocated to the individual risk types.

The allocation of risk cover to the individual risk types (credit, market price, and operational risk) is also the basis for the granting of global limits for credit risk and market price risk. It can be broken down as follows:

	Allocated risk cover

	Dec. 31, 2010		Dec. 31, 2009

	€ million	%	€ million	%

Credit risk	260.0	72.2	130.0	57.8
Market price risk	61.0	16.9	61.0	27.1
Operational risk	30.0	8.3	30.0	13.3
Total risk limit	351.0	97.4	221.0	98.2

Risk cover 1	360.0	100.0	225.0	100.00

In view of the persisting financial crisis, the Group intends to use an amount of €260 million from risk cover 1 to cover credit risks (compared with €130 million as of December 31, 2009). It can be expected that additional information on the financial condition of the Group’s counterparties will also become available in the course of 2011, which might have a negative effect on these counterparties’ credit quality and will lead to further rating migrations in fiscal year 2011, resulting in a utilization of risk cover.

The calculation of the potential utilization of the risk cover is based on the analysis of two risk scenarios. In this context, certain changes according to predefined scenarios are applied to the underlying risk factors for credit, market price, and operational risks.

Under risk scenario 1 (standard scenario), potential market price fluctuations, defaults and the occurrence of significant operational incidents are assumed. The resultant change of the risk values is compared with risk cover 1 in order to determine the risk-bearing capacity related to potential losses. Any potential losses as calculated under scenario 1 should not exceed the available operating result plus a portion of other reserves (risk cover 1).

Risk scenario 2 (stress scenario) is used to analyze the effects of exceptional changes in parameters. The stress scenario for market price risks includes a non-parallel shift of the yield curve, a widening of risk premiums in the interbank market, a widening of the cost for the exchange of liquidity between various currencies, and a change in credit spreads.

As regards credit risk, we assume full utilization of all internally granted limits, deteriorations in credit quality, higher probabilities of default as well as a risk concentration within the overall loan portfolio under risk scenario 2. As regards operational risk, we assume twice as many incidents under risk scenario 2 as under risk scenario 1.

These risk values from the individual risk types are added and compared with risk cover 2. In addition, we reserve risk cover 2 for the purpose of hedging against potential measurement inaccuracies in relation to structured products. Principal and guarantee reserves, subscribed capital as well as subordinated liabilities (risk cover 3) should not be used in scenario 2.

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Individual utilization by risk type in risk scenarios 1 and 2 is presented in the following table:

	Risk scenario 1				Risk scenario 2

	Dec. 31, 2010		Dec. 31, 2009		Dec. 31, 2010		Dec. 31, 2009

	€ million	%	€ million	%	€ million	%	€ million	%

Credit risk	168.4	83.0	54.0	59.8	638.7	56.5	138.9	31.4
Market price risk	7.9	3.9	14.8	16.4	18.6	1.7	21.1	4.8
Market price risk (spread risk)	—	—	—	—	419.3	37.1	239.0	54.1
Operational risk	26.6	13.1	21.5	23.8	53.2	4.7	43.0	9.7
Total risk	202.9	100.0	90.3	100.0	1,129.8	100.00	442.0	100.0
Total risk limit	351.0		221.0				—
Utilization of total risk limit		57.8		40.9				—
Risk cover 1 and 2, respectively	360.0		225.0		1,439.1		1,556.8
Risk cover 2 less potential imprecision in measurement					1,437.1		1,554.8
Utilization of risk cover		56.4		40.1		78.6		28.4

Of the total risk exposure in risk scenario 1 and risk scenario 2, 83% and 57%, respectively, related to credit risks as of December 31, 2010. The utilization of risk cover through credit risks increased noticeably in comparison with December 31, 2009. This increase is mainly a result of a modification of the risk-bearing capacity concept as well as a deterioration in the credit quality of various business partners of the Bank. The risk-weighted assets are presented in a table and grouped by rating categories for the fiscal years 2009 and 2010 in the section on credit risks.

Market price risks accounted for 4% of risk scenario 1 and 2% of risk scenario 2, respectively, while operational risks accounted for 13% and 5%, respectively, of the total risk exposure of the Group. In fiscal year 2010, spread risks increased following a scenario adjustment for the “credit spread” risk parameter.

Assuming a standard scenario, the total risk exposure was € 202.9 million (compared with €90.3 million on December 31, 2009) and assuming a stress scenario, it was €1,129.8 million (compared with €442.0 million on December 31, 2009). The overall risk limit was utilized at 58% (compared with 41% on December 31, 2009) in the standard scenario. For risk cover 2, which is mainly composed of other retained earnings, utilization was 79% (compared with 28% on December 31, 2009). An amount of €2 million of risk cover 2 is intended to be used for potential inaccuracies in measurement due to model weaknesses.

The results from the calculations of the risk-bearing capacity reflect the risk strategy, which is based on sustainability and stability.

Risk categories—Individual risks

Credit risk

Definition

The granting of loans and the associated assessment and assumption of credit risk is an essential element of the Bank’s business activities.

Credit risk is defined as the risk of a potential loss as a result of default or a deterioration in the credit quality of business partners. The credit risk subsumes credit default risk, which comprises counterparty risk, issuer risk, country risk, and structural risk, as well as settlement and replacement risk.

Country risk is the risk that a foreign borrower - despite being solvent - may not be able to make interest and principal payments when they are due as a result of economic or political risks. Structural risks (i.e. cluster risks) are risks resulting from the concentration of the lending business on regions, sectors or borrowers.

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The scope of the Group’s promotional business is largely defined by the Rentenbank Law and its Statutes. Accordingly, loans for the promotion of the agricultural sector and rural areas are in general currently granted only to banks in the Federal Republic of Germany or in another country of the European Union that is engaged in business with companies in the agricultural sector and with companies offering related upstream or downstream activities or activities in rural areas. The program-based loans are limited to Germany as an investment location. Accordingly, the lending business of Rentenbank is, for the most part, limited to the refinancing of banks and other interbank business. The latter is conducted through general refinancing facilities, global loans, and specific refinancing loans. The credit risk related to the ultimate borrower is borne by the borrower’s principal bank.

Risks associated with the ultimate borrower are borne by Rentenbank only in the direct lending business (syndicate business with companies) as well as in the context of the venture capital fund for the agricultural sector. At the moment, the Bank does not enter into new business within its syndicate business with companies. The range of promotional activities also comprises the possibility to provide equity capital to suitable companies in the agricultural sector. For this purpose, the Bank launched a venture capital fund in an amount of €100 million in order to support established companies by acquiring minority shareholdings.

For the purpose of diversifying credit risks, the Bank has intensified its lending business with the German federal states and individual EU countries.

The departments Promotional Loan Business, Banks and Treasury are responsible for new business with regard to promotional loans, depending on the type of transaction. The Treasury Department is responsible for new business with regard to securitized promotional lending as well as money market transactions and derivatives. Derivatives are only entered into as hedging instruments for existing or expected market price risks and only with business partners in EU or OECD countries. New business is only conducted with business partners where we have concluded a collateral agreement.

Organization of the transactions subject to credit risk

The Board of Managing Directors defines the Bank’s credit risk strategy on an annual basis and presents this strategy to the Credit Committee, which is formed by the Advisory Board.

Credit risk monitoring and control is based on uniform principles and does not depend on the type of business from which these risks result. The relevant tasks are performed by the Board of Managing Directors and by the Banks department. The Banks department is responsible for establishing and implementing a uniform credit risk strategy and for controlling the Bank’s credit risks. In addition, its responsibilities also include analyzing credit risks, establishing internal rating categories, creating templates for credit approvals, issuing the back office (or risk management) vote, and controlling credit risks. The Treasury department represents the front office (or market unit) within the loan business workflow.

In accordance with the Minimum Requirements for Risk Management (MaRisk) certain tasks have to be performed outside of the front office. A number of these so-called back office functions is performed by the departments Promotional Loan Business, Banks, and Collateral & Equity Investments. The departments issue the independent second vote for lending decisions, review certain collateral within the meaning of the MaRisk provisions, and are responsible for intensified loan management as well as for the management of non-performing loans. Any necessary measures are agreed in cooperation with the Board of Managing Directors. The Banks department monitors credit risks on the level of the overall loan portfolio as well as on an individual borrower level and is responsible for risk reporting with regard to credit risks. It is also responsible for methodological development, quality assurance, and monitoring the procedures used to identify and quantify credit risk. The functional and organizational separation of risk controlling and the departments Banks and Collateral & Equity Investments from the Treasury and Promotional Loan Business department guarantees independent risk assessment and monitoring. The management and monitoring of credit risks is performed for individual transactions at borrower level as well as at borrower unit level and the level of the overall loan portfolio. The overall loan portfolio is managed and monitored by breaking down the counterparty portfolio into its various features, with transactions that have similar structures being summarized in several product groups.

Credit assessment

The rating category of Rentenbank, which is determined on the basis of the Bank’s internal credit ranking while taking external ratings into consideration, is a key risk management instrument for credit risks, as reflected in the limit system.

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The internal credit ranking is performed by the back office of the Banks department, with individual business partners or types of transactions being allocated to twenty rating categories using an internally established procedure. The ten best rating categories AAA to BBB- are used for business partners with few risks (“Investment Grade”). The bank also introduced seven rating categories (BB+ to C) for latent risks and three rating categories (DDD to D) for non-performing loans or exposures already in default.

The credit ranking is carried out at least once per year within the context of the review of the counterparties’ financial situation, based on annual financial statements or annual reports. The analysis also takes key performance indicators into account, so-called soft facts, the background of the company, and additional supporting data such as membership in a protection scheme or liability mechanisms provided by the government. If available, the credit ratings of external rating agencies are also used for credit assessment purposes. Specific transaction types such as accepting German covered bonds (Pfandbriefe) are classified into a specific rating category. In addition, country risks are evaluated separately as a structural risk relevant to the Bank. Moreover, current information concerning negative financial data or a deterioration of the economic perspectives of a business partner may initiate a review or, if necessary, an adjustment of the credit ranking based on early warning indicators as well as an adjustment of the limit. The internal risk classification procedure is continuously developed and monitored annually.

The consequences of the international financial crisis are also reflected in the changes of financial situation of the Group’s counterparties. Individual counterparties were considered to have a high level of risk. In spite of downgrades of some of the Group’s counterparties, the average credit quality of the Group’s overall loan portfolio can be classified as “good”, especially due to high-quality new business. Special attention is paid to the exposure of the Group in the so-called PIIGS countries (Portugal, Ireland, Italy, Greece and Spain). No valuation allowances had to be recognized for single exposures in these countries. A proportion of 0.8% of the Group’s total assets are directly invested in Portugal, Italy and Spain, of which one tenth becomes due by 2013. The Group holds bonds and promissory note loans issued by banks from the PIIGS countries at a proportion of 9.9% of total assets, mainly from Portugal, Italy and Spain, of which two thirds become due by 2013.

Quantification of credit risk

In order to ensure that overall loan portfolio has good credit quality, risk management focuses on the credit risk strategy and risk-bearing capacity concept.

The internal rating category system forms the basis for measuring potential credit default risks with the help of statistical procedures. In order to determine the potential default, historical probabilities of default as published by external rating agencies are used. The historical probabilities of default in the Group cannot be relied upon due to the negligible number of defaults in the past decades. The calculations are made at the end of each month. In order to assess credit risks, a standard scenario (annual, potential default related to utilization) is supplemented by stress scenarios (annual, potential default related to internally granted limits, assuming deteriorations of credit quality as well as increased probabilities of default). In a further stress scenario, the highest potential default resulting from stress scenarios is multiplied by a concentration indicator. In accordance with the risk-bearing capacity concept set out in the Risk Manual, credit risks are allocated a certain portion of the risk cover. During the year under review, internally established limits were monitored daily to ensure compliance at all times.

Limitation and reporting

Risk assumption and risk limitation are the key elements of managing credit risk. Risk limitation ensures that the risk actually assumed is in line with the risk strategy determined in the Risk Manual and the Group’s risk-bearing capacity. Within this context, limitation is made both at borrower level and at borrower unit level as well as at the level of the overall loan portfolio. The basis for limitation is the credit risk strategy from which strategy-consistent sub-limits are derived.

Based on the proportion of the risk cover made available for credit risks, an overall upper limit is set for all counterparty limits using statistical methods. In addition, country-based credit and transfer limits have been established, as well as an upper limit for unsecured facilities, an upper limit for lending business with companies, and an upper limit for securitized promotional lending (product limit).

A limit system governs the level and the structure of all credit risks. Limits are recorded for all borrowers, issuers, and counterparties and sub-divided into groups according to product and maturity. The internal risk classification procedure represents the central basis for decisions related to the definition of limits.

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The total amount of limits granted to a particular business partner is determined on the basis of various internal upper grid limits, depending on the current economic situation of such business partners and their resulting credit quality. In addition, an overall upper limit has been established, the utilization of which is determined depending on the individual types of business transactions. Furthermore, a certain minimum credit quality is required for particular types of business or limits.

All limits are monitored on a daily basis by the back office. The utilization of the limits within the context of money market and promotional loan transactions is measured on the basis of the relevant carrying amounts. For securitized promotional lending, the level of utilization of the limits is calculated on the basis of current market prices and, in the case of derivatives, the positive fair values, taking into account collateral received, if any. Limit reserves are used as a cushion for market price fluctuations. The responsible member of the Board of Managing Directors receives a daily report on the risk-relevant limits as well as their utilization. The Board of Managing Directors is informed promptly if limits are exceeded.

The Bank has concluded collateral agreements with almost all counterparties with which it enters into derivative transactions. These agreements provide for cash deposits denominated exclusively in euros to secure the positive fair values from derivatives exceeding the contractually agreed allowance amounts and minimum transfer amounts, which depend on credit quality. In return, the Bank undertakes to provide cash deposits denominated in euros in the case of negative fair values if these exceed the corresponding allowance and minimum transfer amounts. The collateral agreements reduce the utilization of limits, the cover requirements for credit risks, and the utilization of limits for large loan exposures (Großkredite).

At the end of each quarter, a credit risk report is prepared by the Banks department (Back Office). The report is submitted to the Board of Managing Directors and to the Credit Committee of the Advisory Board and complies with MaRisk requirements. Among other things, the report includes quantitative and qualitative information about the performance of the overall loan portfolio, which is monitored on the basis of structural features such as rating categories, collateral, size classes, and maturities. In addition, the reports include statements concerning the extent of limits granted internally, new business development, direct business with companies, equity investments, the development of potential defaults from credit risks, new products, new markets, new sales channels, new countries, and large loan exposures. Comparisons with prior years, changes and comments to these changes, and the performance of counterparties that are subject to special monitoring measures or with potential risk are also included in the reports.

Current risk situation

The figures to illustrate the current risk situation relate to the gross carrying amount in accordance with IFRS 7.B9, which corresponds to the carrying amount of the relevant balance sheet item in the IFRS consolidated financial statements. Loans and advances to banks and to customers additionally include the corresponding portions from the item “fair value changes of hedged items in a portfolio hedge” as well as irrevocable credit commitments. Irrevocable loan commitments of €612.3 million (compared with €801.5 million on December 31, 2009) are recognized at their nominal amounts.

Gross lending volume

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments

	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Gross lending volume	50,176.5	46,986.7	1,524.9	612.9	6,039.7	2,872.4	26,541.7	27,937.3

Cash collateral	0.0	0.00	0.0	0.0	4,007.7	262.9	0.0	0.0
Covered bonds (Pfandbriefe)	650.9	803.8	0.0	0.0	0.0	0.0	6,428.6	5,787.3
Public-sector covered bonds (Öffentliche Pfandbriefe)	258.1	264.2	0.0	0.0	0.0	0.0	969.5	816.7
State guarantee (Gewährträgerhaftung)	10,936.7	12,204.6	1,414.2	487.8	0.0	0.0	7,912.5	8,067.1
Covered promotional lending	262.6	257.4	1.1	3.4	0.0	0.0	1,187.3	511.2
Secured money market funding	5,056.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Assignment of claims	15,850.6	13,390.0	0.0	0.0	0.0	0.0	0.0	0.0

Net lending volume	17,161.0	20,066.7	109.6	121.7	2,032.0	2,609.5	10,043.8	12,755.0

The net lending volume represents the unsecuritized portion of the relevant balance sheet item.

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The following tables present the credit risk exposures separately by region, currency, sectors, and internal rating categories, without taking credit risk mitigation techniques into account.

Risk Concentration by Country

December 31, 2010

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

Banks
Germany	44,632.6	89.0	0.0	0.0	802.3	13.3	6,508.0	24.5
Other EU countries	5,543.8	11.0	0.0	0.0	2,906.0	48.2	18,195.2	68.5
OECD countries (excl. EU)	0.1	0.0	0.0	0.0	1,040.8	17.2	40.8	0.2
Total banks	50,176.5	100.0	0.0	0.0	4,749.1	78.7	24,744.0	93.2
Other counterparties
Germany	0.0	0.0	1,508.1	98.9	0.0	0.0	824.2	3.1
Other EU countries	0.0	0.0	16.8	1.1	1,065.6	17.6	973.5	3.7
OECD countries (excl. EU)	0.0	0.0	0.0	0.0	225.0	3,7	0.0	0.0
Total other counterparties	0.0	0.0	1,524.9	100.0	1,290.6	21.3	1,797.7	6.8

Total	50,176.5	100.0	1,524.9	100.0	6,039.7	100.0	26,541.7	100.0

December 31, 2009

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

Banks
Germany	40,046.0	85.2	0.0	0.0	390.1	13.6	7,936.4	28.4
Other EU countries	6,940.6	14.8	0.0	0.0	1,435.2	50.0	18,846.5	67.5
OECD countries (excl. EU)	0.1	0.0	0.0	0.0	373.2	13.0	111.4	0.4
Total banks	46,986.7	100.0	0.0	0.0	2,198.5	76.6	26,894.3	96.3
Other counterparties
Germany	0.0	0.0	591.3	96.5	0.0	0.0	274.1	1.0
Other EU countries	0.0	0.0	21.6	3.5	592.3	20.6	768.9	2.7
OECD countries (excl. EU)	0.0	0.0	0.0	0.0	81.6	2.8	0.0	0.0
Total other counterparties	0.0	0.0	612.9	100.0	673.9	23.4	1,043.0	3.7

Total	46,986.7	100.0	612.9	100.0	2,872.4	100.0	27,937.3	100.0

Risk Concentration by Currency

December 31, 2010

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

EUR	50,059.6	99.8	1,524.9	100.0	-28,593.2	-473.4	25,361.3	95.6
CAD	0.0	0.0	0.0	0.0	1,180.4	19.5	170.8	0.6
JPY	0.0	0.0	0.0	0.0	3,019.1	50.0	286.9	1.1
USD	0.1	0.0	0.0	0.0	18,241.1	302.0	345.5	1.3
AUD	0.0	0.0	0.0	0.0	6,648.7	110.1	0.0	0.0
GBP	11.6	0.0	0.0	0.0	481.8	8.0	366.9	1.4
CHF	71.7	0.1	0.0	0.0	2,220.0	36.8	0.0	0.0
Other currencies	33.5	0.1	0.0	0.0	2,841.8	47.0	10.3	0.0

Total	50,176.5	100.0	1,524.9	100.0	6,039.7	100.0	26,541.7	100.0

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December 31, 2009

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

EUR	46,830.1	99.7	612.9	100.0	-23,825.9	-829.5	27,026.0	96.7
CAD	0.0	0.0	0.0	0.0	634,3	22.1	143.4	0.5
JPY	72.9	0.2	0.0	0.0	2,439.4	84.9	300.6	1.1
USD	0.1	0.0	0.0	0.0	16,323.9	568.4	367.3	1.3
AUD	0.0	0.0	0.0	0.0	3,800.3	132.3	0.0	0.0
GBP	19.7	0.0	0.0	0.0	408.7	14.2	19.5	0.1
CHF	20.2	0.0	0.0	0.0	1,718.1	59.8	33.6	0.1
Other currencies	43.7	0.1	0.0	0.0	1,373.6	47.8	46.9	0.2

Total	46,986.7	100.0	612.9	100.0	2,872.4	100.0	27,937.3	100.0

Changes between the currencies compared to the prior year are mainly influenced by the individual components of the cross-currency swaps. The positive fair values of derivative financial instruments have been allocated to the asset side of the balance sheet based upon their fair value. Substantial changes to risk concentrations might occur if the fair value of an item changes from positive to negative, or vice versa.

Group of Institutions

December 31, 2010

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

Private-sector banks/other banks	10,951.1	21.8	0.0	0.0	622.7	10.3	1,841.8	6.9
Foreign banks	5,543.9	11.0	0.0	0.0	3,946.8	65.4	18,236.0	68.7
Public-sector banks	26,059.5	52.0	0.0	0.0	108.5	1.8	4,288.1	16.2
Cooperative banks	7,622.0	15.2	0.0	0.0	71.1	1.2	378,1	1.4
Central banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Non-banks	0.0	0.0	1,524.9	100.0	1,290.6	21.3	1,797.7	6.8

Total	50,176.5	100.0	1,524.9	100.0	6,039.7	100.0	26,541.7	100.0

December 31, 2009

	Loans and advances to banks		Loans and advances to customers		Derivatives		Financial investments

	€ million	%	€ million	%	€ million	%	€ million	%

Private-sector banks/other banks	8,132.3	17.3	0.0	0.0	287.8	10.0	2,916.2	10.4
Foreign banks	6,940.6	14.8	0.0	0.0	1,808.4	63.1	18,958.0	68.0
Public-sector banks	25,608.4	54.5	0.0	0.0	60.8	2.1	4,644,1	16.6
Cooperative banks	6,305.4	13.4	0.0	0.0	41.5	1.4	376.0	1.3
Central banks	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Non-banks	0.0	0.0	612.9	100.0	673.9	23.4	1,043.0	3.7

Total	46,986.7	100.0	612.9	100.0	2,872.4	100.0	27,937.3	100.0

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Risk-Weighted Assets by Rating Category (in € million)

December 31, 2010

			Rating categories
		Measurement method*	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	Total

Loans and advances to banks	Special loans	Amortized cost	80.2	1.4	13.3	2.1	0.0	0.0	0.0	97.0
		Fair Value	6,708.4	2,055.0	11,559.8	2,263.2	0.0	0.0	0.0	22,586.4
	Other	Amortized cost	971.6	1,343.7	438.9	141.9	1.8	12.0	0.0	2,909.9
		Fair Value	592.3	16,013.7	5,920.8	1,735.6	147.6	173.2	0.0	24,583.2
Loans and advances to customers		Amortized cost	312.6	104.8	3.4	24.4	9.9	0.5	0.0	455.6
		Fair Value	460.7	538.1	0.0	70.5	0.0	0.0	0.0	1,069.3
Derivatives		Fair Value	13.6	2,939.5	2,967.4	102.4	15.7	1.1	0.0	6,039.7
Financial investments		Amortized cost	451.1	816.8	1,568.3	429.4	243.1	157.9	0.0	3,666.6
		Fair Value	9,065.4	9,622.4	3,205.3	509.9	167.4	304.7	0.0	22,875.1

Total			18,655.9	33,435.4	25,677.2	5,279.4	585.5	649.4	0.0	84,282.8

December 31, 2009

			Rating categories
		Measurement method*	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	Total

Loans and advances to banks	Special loans	Amortized cost	15.4	346.8	186.6	6.6	0.0	0.0	0.0	555.4
		Fair Value	3,886.7	3,329.4	10,078.8	1,503.3	0.0	0.0	0.0	18,798.2
	Other	Amortized cost	763.8	2,182.3	1,072.5	143.7	9.9	198.2	0.0	4,370.4
		Fair Value	748.0	12,536.6	7,781.3	1,729.0	279.5	188.3	0.0	23,262.7
Loans and advances to customers		Amortized cost	16.0	1.1	9.5	39.9	0.0	0.0	0.0	66.5
		Fair Value	472.8	0.0	0.0	73.6	0.0	0.0	0.0	546.4
Derivatives		Fair Value	0.2	1,444.0	1,402.2	11.1	13.5	1.4	0.0	2,872.4
Financial investments		Amortized cost	436.2	1,040.6	2,049.0	460.7	159.6	89.0	0.0	4,235.1
		Fair Value	8,307.5	10,329.6	3,951.9	846.0	148.4	118.8	0.0	23,702.2

Total			14,646.6	31,210.4	26,531.8	4,813.9	610.9	595.7	0.0	78,409.3

*	Amortized cost = Measurement categories “loans and receivables” and “held to maturity”
Fair Value = Hedge accounting as well as measurement categories “held for trading,” “designated as at fair value,” and “available for sale”

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Comparison of the Internal Rating Categories with The Average External Ratings of the Agencies Standard & Poor’s, Moody’s, And Fitch (In € Million)

December 31, 2010

	External Rating Category
Internal Rating Category	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	Without external rating	Total

AAA	9,231.5	0.0	0.0	0.0	0.0	0.0	0.0	9,424.4	18,655.9
AA	3,166.4	15,121.6	8,496.5	0.0	0.0	0.0	0.0	6,650.9	33,435.4
A	0.0	1,356.4	21,469.9	462.3	0.0	0.0	0.0	2,388.6	25,677.2
BBB	0.0	600.0	1,777.6	598.1	0.0	0.0	0.0	2,303.7	5,279.4
BB-B	0.0	0.0	115.4	346.9	0.0	0.0	0.0	123.2	585.5
CCC-C	0.0	0.0	189.4	370.3	79.3	0.0	0.0	10.4	649.4
DDD-D	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	12,397.9	17,078.0	32,048.8	1,777.6	79.3	0.0	0.0	20,901.2	84,282.8

December 31, 2009

	External Rating Category
Internal Rating Category	AAA	AA	A	BBB	BB-B	CCC-C	DDD-D	Without external rating	Total

AAA	14,060.0	0.0	0.0	0.0	0.0	0.0	0.0	586.6	14,646.6
AA	2,489.6	18,409.9	364.0	0.0	0.0	0.0	0.0	9,946.9	31,210.4
A	0.0	2,624.6	20,161.1	817.5	0.0	0.0	0.0	2,928.6	26,531.8
BBB	0.0	290.5	1,420.2	934.0	0.0	0.0	0.0	2,169.2	4,813.9
BB-B	0.0	0.0	144.4	224.6	85.1	0.0	0.0	156.8	610.9
CCC-C	0.0	0.0	310.0	277.7	0.0	0.0	0.0	8.0	595.7
DDD-D	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	16,549.6	21,325.0	22,399.7	2,253.8	85.1	0.0	0.0	15,796.1	78,409.3

(Under the previous presentation method, the rating categories were summarized in one particular grade.)

Provisions for losses on loans and advances

If exposures are at risk of default, the Bank recognizes provisions for loan losses. As of December 31, 2010, no specific valuation allowances needed to be recognized, as in the previous year. Reversals of the portfolio-based valuation allowance recognized in the previous year for potential risks related to the portfolio of unsecured loans and advances amounted to €2.3 million. Accordingly the balance of valuation allowances decreased to €3.8 million as of December 31, 2010.

Standard scenarios

The basis of the calculations for measuring potential credit defaults under the standard scenario is the annual potential default related to utilization. As of December 31, 2010, the cumulative potential default amounted to €168.4 million (compared with €54.0 million on December 31, 2009). The significant increase compared to the prior year is attributable to the enhancement of the risk-bearing capacity concept pursuant to which higher probabilities of default are assumed, as well as the credit deterioration related to individual business partners of the Bank. The average potential default in fiscal year 2010 amounted to €113.7 million (compared with €52.9 million on December 31, 2009). In relation to the allocated risk cover for credit risks, the average potential default was 43.7% as of December 31, 2010 (compared with 40.7% on December 31, 2009). The highest utilization amounted to €168.4 million (compared with €71.9 million on December 31, 2009) and is below the limit approved by the Board of Managing Directors for the standard scenario of €260 million. The lowest utilization was €92.2 million (compared with €43.4 million on December 31, 2009).

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Stress scenarios

In a first stress scenario, the annual potential default is initially calculated based on utilization plus drawdown of all internally granted limits. As of December 31, 2010, the cumulative potential default under this stress scenario amounted to €204.5 million (compared with €69.8 million on December 31, 2009). Under two further scenarios, the annual potential default was assumed based on utilization plus drawdown of all internally granted limits and a doubling of the default probabilities or a negative development of the credit ranking, respectively. In a further stress scenario, the highest potential default resulting from stress scenarios is multiplied with a concentration indicator. The value of this stress scenario for the annual potential default amounts to €638.7 million as of December 31, 2010. The maximum value of the stress scenarios in the prior year was €138.9 million.

Market price risk

Definition

Market price risk occurs in the form of interest rate risks, spread risks, foreign exchange risks, and other price risks. It takes into account potential losses related to items held in the Bank’s portfolio as a result of changing market prices.

Organization of transactions subject to market price risk

The Bank, as a sub-entity of the Group, does not maintain a trading book within the meaning of Section 2 (11) KWG. Open positions from transactions in the banking book are only entered into to a very limited degree.

The objective of risk management is the identification, qualitative assessment, and control of market price risks. Risk controlling quantifies market price risks, monitors limits and prepares reports. The Operations department controls the market conformity of transactions.

Quantification of market price risks

Interest rate risks

The Group limits interest rate risk by refinancing assets recognized in the balance sheet through liabilities recognized in the balance sheet with matching maturities and through hedges using derivatives. Derivatives are entered into on the basis of micro or macro hedge relationships.

Gains or losses from maturity transformation are realized from cash deposits and, to a lesser extent, from the promotional lending and securitized lending businesses.

Within the context of monitoring interest rate risks on the level of the entire bank, the Bank determines, on a daily basis, present value sensitivities for all transactions subject to interest rate risks of the “Promotional Business” and “Treasury Management” segments and additionally measures, on a quarterly basis, interest rate risks for all open positions of the Bank exposed to such interest rate risks using a model based on present values. The quarterly analysis examines the effects of changes in market interest rates as of a particular date. By closing all open fixed-interest positions, we determine net interest income for all future periods on a calculatory basis. Finally, the risk exposures determined for different interest rate change scenarios are analyzed in this context in relation to regulatory equity in accordance with Section 10 of the German Banking Act.

The interest rate risks arising from open positions may not exceed the risk limits determined by resolution of the Board of Managing Directors. Compliance with the limits is monitored daily and reported to the Board of Managing Directors, with utilization of the risk limits being measured using present values on the basis of a sensitivity of 100 basis points.

For the purpose of monitoring interest rate risk, in order to achieve a positive asset-liability margin of the banking book, all allocated transactions are measured at fair value (based on interest rate changes) at the end of each month.

The value-at-risk (VaR) is calculated and reported daily in relation to “money market funding” for information purposes. A forecast is made of the maximum daily potential valuation loss arising from market-

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related developments assuming a prediction accuracy of 99%. The scenarios used are based on historical data. The factors influencing portfolio valuation are concentrated on the interest rate curves for interbank loans (EURIBOR) and derivatives (EONIA).

Spread risks

Changes to market parameters in the form of spread premiums on the swap curve have a direct effect on the measurement of existing positions and influence risk cover. The potential effects of spread risks on profit or loss are simulated using scenario analyses and are covered with risk cover within the scope of the risk-bearing capacity analysis. Spread risk would only occur if the buy-and-hold strategy is breached, provided that no credit defaults occur.

Foreign currency risk

Foreign currency risks and other price risks are hedged exclusively by means of hedging transactions. Open currency positions result from fractional amounts during settlement, but only to a very small extent. There is no material risk for any currency.

Risk cover

The risk cover allocated for market price risk corresponds to the risk limit of €61 million, which can be broken down as follows as in the previous year:

Limit € million
Money market funding	30.0
Promotional lending	31.0

Total	61.0

Standard scenarios

For all open interest rate-sensitive transactions related to the items “money market funding” and “promotional lending,” the present value sensitivity is calculated daily, assuming a positive parallel shift of 100 basis points (Bp) in the yield curves, and compared with the relevant limits (see table).

Stress scenarios

In order to estimate risks arising from extreme market developments, we regularly calculate additional scenarios of interest rate changes individually for the items “money market funding” and “promotional lending.” Under the stress scenario, we do not assume a parallel shift of the interest rate curve (as in the standard scenario), but a non-parallel shift within the framework of two distinct scenarios.

Potential risk premiums and risk discounts on the interbank market for money market funding are simulated to determine spread risks. In the “promotional lending” segment, we calculate an increase in costs for the swap of liquidity between various currencies on the derivatives market and risks from changes in credit spreads.

Limitation and reporting

The interest-rate risks from open positions may not exceed the risk limits determined by resolution of the Board of Managing Directors. Compliance with the limits is monitored daily and reported to the Board of Managing Directors. Sensitivity, scenario and VaR analyses, and back-testing processes are part of risk management and risk controlling. The Advisory Board is informed about the results of the risk analyses on a quarterly basis.

Back testing

The procedures for an assessment of market price risks and the market parameters underlying the standard and stress scenarios are validated at least annually.

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The scenario parameters in “money market funding” and “promotional lending” are validated daily using historical interest rate trends. To this end risk-based thresholds are compared with changes in the short-term interest rate curves for interbank loans (EURIBOR) and derivatives (EONIA) as well as long-term swap rates occurring within 10, 20, and 30 days.

The quality of the VaR model is reviewed daily using a back testing procedure. As part of back testing, the potential measurement gains and losses arising from actual market-related developments are compared with the VaR.

The results from the daily scenario analyses for monitoring interest rate risks on the level of the entire Bank are validated on a quarterly basis using a model based on present values.

Current risk situation

Standard scenarios

As of December 31, 2010, the amount included as risk cover for the market price risk in the “money market funding” and “promotional lending” segments was €7.9 million (compared with €14.8 million on December 31, 2009) in case of a parallel shift of the interest rate curves by 100 Bp. The average limit utilization in fiscal year 2010 was €13.4 million (compared with €13.0 million on December 31, 2009). This corresponded to an average utilization of 22% (compared with 21% on December 31, 2009). The maximum utilization resulted in a risk of €27.2 million (compared with €21.0 million on December 31, 2009), while the lowest utilization was €5.1 million in the year under review (compared with €5.3 million on December 31, 2009). Limits were not exceeded in 2010 and 2009.

Stress scenarios

Risk calculation in stress scenarios is made in the segments “money market funding” and “promotional lending.” The “promotional lending” segment consists of the sub-segments “lending business” and “securities business.” A non-parallel shift is assumed for each segment within the framework of two distinct scenarios. In the previous year, a parallel shift of the interest rate curves was assumed to determine risk in the “lending business.”

The present value sensitivity of the individual stress scenarios is as follows:

Stress scenarios (€ million)	Dec. 31, 2010	Dec. 31, 2009

“Money market funding” Positive shift of 50 Bp at the short end and 150 Bp at the long end	5.1	-8.1
“Money market funding” Positive shift of 150 Bp at the short end and 50 Bp at the long end	-10.5	-12.7
“Lending business” Positive shift of 50 Bp at the short end and 150 Bp at the long end	-3.8	n/a
“Lending business” Positive shift of 150 Bp at the short end and 50 Bp at the long end	-8.0	n/a
“Lending business” Positive parallel shift of 200 Bp of the interest rate curve	n/a	-8.3
“Securities business” Positive shift of 50 Bp at the short end and 150 Bp at the long end	0.0	0.0
“Securities business” Positive shift of 150 Bp at the short end and 50 Bp at the long end	-0.1	-0.1

Sum total of the relevant scenarios	-18.6	-21.1

The sum total of the scenarios is determined based on the maximum potential loss of the relevant segment.

The sum of the market price risks in the “money market funding” segment and the “promotional lending” segment amounted to €18.6 million and thus was below the €61 million limit approved by the Board of Managing Directors for the standard scenario.

A variation of 60 Bp (compared with 20 Bp on December 31, 2009) is assumed under the scenario for risk premiums (spread risks) in “money market funding,” which is equivalent to a downshift of the derivatives curve (EONIA) of 30 Bp (compared with 10 Bp on December 31, 2009) and an upshift of the interbank credit

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curve (EURIBOR) of 30 Bp (compared with 10 Bp on December 31, 2009). The resulting risk was €3.4 million (compared with €1.0 million on December 31, 2009).

Under the scenario, we assumed an increase of 20 Bp for the costs of the swap of liquidity between various currencies, resulting in a spread risk of €188.6 million (compared with €177.8 million on December 31, 2009).

A parallel shift of 40 Bp (compared with 20 Bp on December 31, 2009) is assumed within the relevant rating category in respect of credit spreads which represent risk premiums due to the credit ranking of a transaction. The credit spread sensitivity was €227.3 million (compared with €60.1 million on December 31, 2009).

Value-at-risk (VaR)

Value-at-risk shows the maximum loss from market-related developments in “money market funding,” assuming a holding period of one day and a prediction accuracy of 99%. The indicator amounted to €0.6 million as of December 31, 2010 (compared with €0.4 million on December 31, 2009).

Interest rate risk at the level of the entire bank

The quarterly analysis examines the effects of changes in market interest rates as of a particular date. By closing all open fixed-interest positions, we determine net interest income for all future periods on a calculatory basis. The present value is calculated on the basis of scenario analyses without taking into account equity components. An interest rate shock of +100 Bp would lead to a decline in value of €140.1 million for the entire bank as of December 31, 2010 (compared with €106.1 million as of December 31, 2009).

The fair value changes of sudden and unexpected interest rate changes, as currently prescribed by the German Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin) at +130 Bp, amount to €-180.5 million (compared with €-136.8 million); for interest rate changes of -190 BP the fair value changes amount to €+299.1 million (€+219.8 million). Finally, the risk exposures determined based on the scenarios are analyzed in relation to regulatory equity in accordance with Section 10 of the German Banking Act. A notification pursuant to Section 24(1) No. 14 of the German Banking Act is required if the present value declines by more than 20% of own funds. This was not the case in 2010.

Liquidity risk

Definition

Liquidity risk is the risk of being unable to meet current or future payment obligations without restrictions or of being unable to raise the required funds under the expected terms and conditions.

Control and monitoring

The liquidity risks of the Bank are determined using a limit for cash balances set by the Board of Management. The Finance department monitors liquidity risks daily and reports the results to the Board of Managing Directors and the responsible departments.

Pursuant to the requirements of the third amendment to the Minimum Requirements for Risk Management (MaRisk), the Bank has sufficient, sustainable highly liquid liquidity reserves to be able to meet any short-term refinancing requirements of at least one week and to cover any additionally required refinancing requirements from stress scenarios. In order to limit short-term liquidity risks, the liquidity requirements must not exceed the relevant freely available funding facilities for a period of up to two years.

For the purpose of monitoring medium and long-term liquidity, scheduled maturities are presented for the coming 15 years on a quarterly basis. A long-term liquidity limit has been set for all time bands. The cumulated cash flows may not exceed this limit.

Stress scenarios

Stress scenarios are intended to examine the effects of unexpected events on the Bank’s liquidity position. The main liquidity scenarios are an integral part of the internal controlling model and are calculated

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and monitored on a monthly basis. The scenario analyses take into account price declines in securities, simultaneous drawdowns of all irrevocable credit commitments, defaults by major borrowers and the utilization of cash collateral from collateralization agreements due to an increase in the negative fair values of derivative portfolios or a decrease in the positive fair values of derivative portfolios. This scenario mix is used to simulate the simultaneous (combined) occurrence of bank-specific and market-based stress scenarios.

The adequacy of the stress tests as well as the underlying assumptions and procedures to assess liquidity risks are reviewed at least once annually.

Liquidity ratio pursuant to the German Liquidity Regulation

Pursuant to regulatory requirements (German Liquidity Regulation, Liquiditätsverordnung), weighted cash is compared with the weighted payment obligations for the same payment period on a daily basis. The ratios calculated in this manner are then extrapolated to encompass the due dates to be observed for reporting purposes. In the 2010 reporting year, the monthly reported liquidity ratio for the period up to 30 days was between 2.16 and 3.30 (compared with 1.90 and 4.99, respectively, in 2009) and was thus significantly above the 1.0 ratio defined by regulatory requirements.

Reporting

The Board of Managing Directors is provided daily with a short-term liquidity projection and monthly with the liquidity risk report, which include information about short- and long-term liquidity as well as the results of the scenario analyses. The Advisory Board is informed on a quarterly basis.

Current risk situation

Instruments available for managing the short-term liquidity position are interbank funds, securitized money market funding, ECP issues, and open-market transactions with the Deutsche Bundesbank. In addition, Rentenbank may purchase securities for liquidity management purposes and may borrow funds with terms of up to two years via the EMTN program, loans, global bonds and traditional instruments.

The Bank’s triple A ratings along with its short-term refinancing options on the money and capital markets indicate that in efficient markets, the liquidity risk is manageable in the event that principal and interest payments are not made when due. If a market disruption occurs, liquidity may be raised in the amount of the freely available refinancing facilities which have always exceeded the Bank’s liquidity requirements by a period of up to two years.

Stress scenarios

Rentenbank performs scenario analyses, which are also reviewed on a cumulative basis, and in which the liquidity requirement resulting from all scenarios is added to cash flows that are already known in order to examine the effects on the solvency of the Bank. As in the prior year, the results of the scenario analyses demonstrate that as of the balance sheet date, the Group will be able to meet its payment obligations at all times without restrictions.

Operational risks

Definition

Operational risk refers to risks arising from non-working or defective systems or processes, human failure or external events. Operational risk primarily includes legal risks, risks from fraud and white-collar crime, risks from outsourcing risks, operating risks, and event or environmental risks, but does not comprise strategic risks, business risks, and reputational risks.

Organizational structure of operational risk

The Group manages operational risk through various measures that it applies to eliminate the cause of the risk, to control the risk, or to limit damage. These measures include organizational precautions (separation of trading and settlement units as well as of front and back office operations, principle of dual control), detailed procedural instructions, and qualified personnel.

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Legal risks from business transactions are reduced, insofar as possible, by using standardized contracts. The legal department is consulted at an early stage regarding decisions that could result in legal obligations or benefits for the Bank and in case of deviations from standard agreement clauses.

Based on a hazard analysis pursuant to Section 25c of the German Banking Act, risks from fraud to the detriment of Rentenbank and from white-collar crime within Rentenbank are identified and actions to optimize fraud prevention are established. Compliance with general and bank-specific requirements with regard to effective fraud prevention are analyzed within fraud-relevant subject areas.

Outsourcing risks are generally considered under operational risks and are included in the risk-bearing capacity concept under this type of risk. A distinction is made between significant and insignificant outsourcing based on a standardized risk analysis. Significant outsourcing is incorporated in risk management and risk monitoring through decentralized outsourcing controlling.

An emergency manual describes the procedures to be followed as part of disaster prevention measures and in the event of an actual disaster. Further emergency plans govern the procedures to be used for potential business disruptions. The outsourcing of time-critical activities and processes is included in these emergency plans.

Quantification of operational risk

Operational risks are quantified as part of the risk-bearing capacity plan, using a process based on the basic indicator approach in accordance with the Solvency Regulation. The factors underlying the standard and stress scenarios were defined based on business volume.

Collection of loss data

All incidents at the Bank are systematically collected and analyzed in an incident reporting database. All current losses and near-losses are recorded in a decentralized manner by the relevant operational risk officers. The management of operational risks is performed in the individual business areas. This means that the measures to prevent and limit risks are primarily the responsibility of the organizational units. The analysis and aggregation of loss events as well as the methodological development of the instruments used is part of risk control.

Self assessment

The Bank regularly carries out self-assessment procedures. The goal of such self assessment is to make use of knowledge to identify and evaluate risks in the business units in which they materialize. Workshops are held at least once annually, during which significant potential operational risk scenarios for all material business processes are identified based on a company-wide process map, and then assessed with respect to amount and frequency of incidents, also under consideration of fraud prevention aspects. Depending on the risk assessment, additional preventive measures are taken to reduce operational risk.

Limitation and reporting

The utilization of operational risk in standard scenarios amounted to €26.6 million as of the reporting date (compared with €21.5 million on December 31, 2009). Reports are prepared on a quarterly basis and submitted to the Board of Managing Directors, the Advisory Board, and senior management.

Current risk situation

No significant single losses (of more than €5 thousand) resulting from operational risks occurred in fiscal year 2010. In fiscal year 2009, four significant incidents were entered into the incident reporting database. The expected net loss of these incidents was €26 thousand.

Outlook

International growth prospects generally evolved positively at the beginning of 2011, with many economic indicators suggesting a sustained upward trend. Therefore, the recovery of the world economy will likely continue in 2011. The persisting sovereign debt crisis in the euro zone and the instability that still exists in the financial sector are hampering any further development. The economy is not continuing to stabilize in many

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countries because of high budget deficits. Unemployment, which remains at a high level, tends to have a subduing influence. Moreover, lower economic growth is looming in many emerging economies. Against this backdrop, the growth momentum of the global economy is likely to ease in the current year.

According to the forecasts of German economic research institutes, Germany is likely to generate above-average economic growth of more than 2%. As unemployment continues to decline, moderating export growth is offset by increasing momentum in domestic demand. According to projections, growth is currently expected to be at around just 1.5% for the entire euro zone.

There are signs that the average inflation rate will increase in the euro zone in 2011. It cannot be ruled out that the critical threshold for an average price increase of 2% per year, which is tolerated by the European Central Bank (ECB), will be exceeded for the first time since 2008. Above all, increasing price pressure is expected to come from energy and food prices, but various measures to consolidate budgets also contribute to increasing consumer prices in many EU countries. These measures primarily include higher value-added taxes and higher administrative prices.

The ECB’s monetary easing will likely be discontinued as threats of inflation increase. A first hike of key interest rates is currently considered possible in the second quarter of the year. In view of rising inflation expectations, long-term interest rates are also likely to rise. Against the backdrop of the persisting weakness of some sub-sectors of the banking system, the ECB will probably continue its refinancing transactions aimed at stabilizing the banking sector for quite some time.

Rentenbank believes that it is well positioned to fulfill its promotional mandate thanks to its solid business model in connection with its triple A ratings, even in spite of the environment mentioned above.

In order to project the Bank’s future financial position, cash flows, and profit or loss, we have prepared comprehensive annual and 3-year plans. The plans consist of forecasts related to the Group’s financial position, profit or loss, and costs including cost budgets and stress scenarios. Unlike the 3-year plans, the annual plan examines individual factors in greater detail.

Within the framework of our current planning we assume that new business volume for fiscal years 2011 and 2012 will be slightly below the 2010 level, or remain at that level, with respect to both promotional loan business and the refinancing of the Bank. Due to the anticipated large amount of maturing loans in the promotional lending business, we expect lower interest income. From today’s perspective, net interest income of the “Treasury Management” segment will continue to return to normal levels and, as in 2010, will decline.

Cost planning for 2011 and 2012 takes into account future capital expenditures for data processing and buildings. Another factor in the rising administrative expenses in all areas, despite rigorous cost management, will continue to be the manifold changes in regulatory and accounting legislation.

The impact of Basel III requirements on the Group were analyzed and taken into account in current planning. The required strengthening of the capital base is ensured through retention of profits. The Basel Committee on Banking Supervision will conduct another Quantitative Impact Study (QIS) for the new liquidity standards, primarily the new liquidity ratios, which are currently subject to an observation period. As in 2010, the Group will participate in the QIS.

In view of a further normalization of the achievable margins and the treasury result, we expect slightly declining operating earnings in 2011 and 2012, though still above the level achieved before the crisis.

For the full fiscal years 2011 and 2012, we anticipate a satisfying earnings trend, which will enable the Bank to account for all identifiable risks and to continue to increase its capital base.

The promotional business again showed dynamic momentum in the first months of the current fiscal year. We are confident that we will be able to achieve the planned volume for 2011 in our medium and long-term promotional business.

Due to the market-driven development of measurement parameters in the first two months, in particular the costs for the swap of liquidity in various currencies, and as a result of the recovery of market prices, above all for bonds from the PIIGS countries, the prior-year measurement losses have been offset to a large extent. Accordingly, net income as reported in the consolidated income statement and the Group’s total comprehensive income are in the positive low three-digit million range as of the end of February. As a result of this high

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volatility of market parameters, the future development of measurement gains or losses cannot be estimated reliably.

Report on events after the balance sheet date

There were no events of material importance after the end of the fiscal year 2010.

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CONSOLIDATED FINANCIAL STATEMENTS

Consolidated statement of comprehensive income (IFRS)
for the period from January 1 to December 31, 2010

	Notes	Jan. 1 to Dec. 31, 2010 € million	Jan. 1 to Dec. 31, 2009 € million

1) Income statement
Interest income		4,019.3	3,854.5
Interest expense		3,668.4	3,473.5

Net interest income	24	350.9	381.0
Provision for loan losses/promotional contribution	12, 25	5.0	40.4
thereof recognition for special loan programs		71.7	75.4
thereof amortization for special loan programs		44.1	38.5

Net interest income after provision
for loan losses/promotional contribution		345.9	340.6
Fee and commission income		2.7	4.3
Fee and commission expenses		2.7	2.3

Net fee and commission income	26	0.0	2.0
Net trading result	27	0.0	0.0
Net result from financial investments	28	-0.1	0.0
Administrative expenses	29	49.2	47.1
Net other operating result	30	0.7	-3.7
Result from fair value measurement and from hedge accounting	31	-144.4	-369.7
Net result from taxes	32	-1.1	1.0

Net income for the year		151.8	-76.9
2) Other comprehensive income

Change in the revaluation reserve		-230.0	267.3

3) Group’s total comprehensive income		-78.2	190.4

Appropriation of profits under IFRS for the period from January 1 to December 31, 2010

	Notes	Jan. 1 to Dec. 31, 2010 € million	Jan. 1 to Dec. 31, 2009 € million

Net income for the year		151.8	-76.9
Transfers from retained earnings
a) from guarantee reserve pursuant to Section 2 (3) of the Law Governing the Landwirtschaftliche Rentenbank	33	29.2	121.0
b) from other retained earnings	33	0.0	121.9
Transfers to retained earnings
a) to principal reserve pursuant to Section 2 (2) of the Law Governing the Landwirtschaftliche Rentenbank	33	87.0	154.7
b) to other retained earnings	33	82.2	0.0

Group’s net profit		11.8	11.3

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Consolidated balance sheet (IFRS) as of December 31, 2010

Assets	Notes	Dec. 31, 2010 € million	Dec. 31, 2009 € million

Cash and balances with central banks	36	53.5	102.2
Loans and advances to banks	37	49,286.5	45,840.5
thereof promotional contribution		-249.4	-229.0
Loans and advances to customers	38	1,517.4	612.8
thereof promotional contribution		-0.1	-0.1
Fair value changes of hedged items in a portfolio hedge	40	285.2	344.8
Positive fair values of derivative financial instruments	41	6,039.7	2,872.4
Financial investments	42	26,541.7	27,937.3
Non-current assets held for sale	13, 43	0.8	0.0
Investment property	14, 44	16.8	17.3
Property and equipment	15, 45	22.6	25.5
Intangible assets	16, 46	2.5	3.3
Current income tax assets	18, 47	1.7	1.0
Deferred tax assets	18, 48	1.5	2.3
Other assets	17, 49	13.1	88.4

Total assets		83,783.0	77,847.8

Liabilities and equity	Notes	Dec. 31, 2010 € million	Dec. 31, 2009 € million

Liabilities to banks	50	2,494.3	3,660.0
Liabilities to customers	51	5,628.9	5,784.8
Securitized liabilities	52	65,101.8	60,263.2
Negative fair values of derivative financial instruments	53	3,341.8	4,362.9
Provisions	19, 20, 54	102.1	102.5
Subordinated liabilities	55	889.5	1,121.9
Other liabilities	21, 56	4,078.0	316.4
Equity	22, 33, 57
Subscribed capital		135.0	135.0
Retained earnings		2,403.4	2,263.4
Revaluation reserve		-403.6	-173.6
Group’s net profit		11.8	11.3

Total liabilities and equity		83,783.0	77,847.8

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Consolidated statement of changes in equity

Changes in equity for the period from January 1 to December 31, 2010

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Group’s net profit	Total for 2010

Equity as of Jan. 1, 2010	135.0	2,263.4	-173.6	11.3	2,236.1
Net income for the year		140.0		11.3	151.8
Change in unrealized gains and losses			-230.0		-230.0

Group’s total comprehensive income	0.0	140.0	-230.0	11.8	-78.2

Appropriation of net profit				-11.3	-11.3

Equity as of Dec. 31, 2010	135.0	2,403.4	-403.6	11.8	2,146.6

Changes in equity for the period from January 1 to December 31, 2009

€ million	Subscribed capital	Retained earnings	Revaluation reserve	Group’s net profit	Total for 2009

Equity as of Jan. 1, 2009	135.0	2,351.6	-440.9	10.8	2,056.5
Net income for the year		-88.2		11.3	-76.9
Change in unrealized gains and losses			267.3		267.3

Group’s total comprehensive income	0.0	-88.2	267.3	11.3	190.4

Appropriation of net profit				-10.8	-10.8
Equity as of Dec. 31, 2009	135.0	2,263.4	-173.6	11.3	2,236.1

Further information as well as an analysis of equity are included in Notes (22) and (57).

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Consolidated cash flow statement

	2010 € million	2009 € million

Net income for the year	152	-77
Non-cash items included in net income for the year and reconciliation to cash flow from operating activities:
Depreciation, amortization, impairment and reversal of impairment of property and equipment, financial investments, and investment property	3	2
Expenses for specific securities and loans and advances	26	43
Changes in provisions	0	0
Result from fair value measurement and from hedge accounting	144	370
Net other adjustments	-351	-381

Subtotal	-26	-43

Changes in assets and liabilities from operating activities after adjustment of non-cash items:
Loans and advances to banks	-3,473	6,903
Loans and advances to customers	-904	5,861
Positive fair values of derivative financial instruments	-3,167	22
Other assets from operating activities	112	-521
Liabilities to banks	-1,166	-6,837
Liabilities to customers	-156	1,509
Securitized liabilities	4,839	-6,326
Negative fair values of derivative financial instruments	-1,021	-941
Other liabilities from operating activities	3,673	455
Interest received	4,015	3,853
Dividends received	4	2
Interest paid	-3,668	-3,474
Net other adjustments	-144	-370

Cash flow from operating activities	-1,082	93
Proceeds from the disposal of:
Financial investments	6,646	6,069
Payments for the acquisition of:
Financial investments	-5,226	-6,049
Property and equipment	-1	-2

Cash flow from investing activities	1,419	18

Subordinated liabilities	-374	-26
Payments to the Special Purpose Fund and for other measures to promote agriculture protecting the general public interest	-11	-11

Cash flow from financing activities	-385	-37

Cash and cash equivalents at end of prior period	102	28

Cash flow from operating activities	-1,082	93
Cash flow from investing activities	1,419	18
Cash flow from financing activities	-385	-37
Effect of exchange rate differences	0	0

Cash and cash equivalents at end of period	54	102

The consolidated cash flow statement shows the changes in cash and cash equivalents for fiscal years 2010 compared to 2009 from operating, investing and financing activities. Cash and cash equivalents correspond to the balance sheet item “cash and balances with central banks.”

The cash flows from operating activities were calculated based on the indirect method, while the cash flows from investing and financing activities were determined using the direct method.

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The Group’s liquidity management focuses on Rentenbank. The consolidated cash flow statement, which was obligatorily prepared in accordance with IAS 7, is only of limited informative value as an indicator of the liquidity position. In this context, we refer to the explanations regarding the Group’s liquidity management in our Management Report.

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Notes to the consolidated financial statements

Basis of accounting

Application of new or amended standards and interpretations

Accounting policies

(1)	General information
(2)	Scope of consolidation
(3)	Consolidation methods
(4)	Financial instruments
(5)	Determining the fair value of financial instruments
(6)	Hedge accounting
(7)	Hybrid financial instruments (embedded derivatives)
(8)	Impairment of financial assets
(9)	Currency translation
(10)	Genuine repurchase agreements, collateralized loans, and securities lending transactions
(11)	Lease accounting
(12)	Provision for loan losses/promotional contribution
(13)	Non-current assets held for sale
(14)	Investment property
(15)	Property and equipment
(16)	Intangible assets
(17)	Other assets
(18)	Tax receivables/liabilities
(19)	Provisions for pensions and similar obligations
(20)	Other provisions
(21)	Other liabilities
(22)	Equity
(23)	Contingent liabilities and other commitments

Notes to the statement of comprehensive income

(24)	Net interest income
(25)	Provision for loan losses/promotional contribution
(26)	Net fee and commission income
(27)	Net trading result
(28)	Net result from financial investments
(29)	Administrative expenses
(30)	Net other operating result
(31)	Result from fair value measurement and from hedge accounting
(32)	Net result from taxes
(33)	Retained earnings

Segment reporting

(34)	Notes on segment reporting
(35)	Operating business segments

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Notes to the balance sheet

(36)	Cash and balances with central banks
(37)	Loans and advances to banks
(38)	Loans and advances to customers
(39)	Provision for loan losses/promotional contribution
(40)	Fair value changes of hedged items in a portfolio hedge
(41)	Positive fair values of derivative financial instruments
(42)	Financial investments
(43)	Non-current assets held for sale
(44)	Investment property
(45)	Property and equipment
(46)	Intangible assets
(47)	Current tax assets
(48)	Deferred tax assets
(49)	Other assets
(50)	Liabilities to banks
(51)	Liabilities to customers
(52)	Securitized liabilities
(53)	Negative fair values of derivative financial instruments
(54)	Provisions
(55)	Subordinated liabilities
(56)	Other liabilities
(57)	Equity
(58)	Contingent liabilities and other commitments

Notes to financial instruments

(59)	Financial instruments by measurement categories
(60)	Result by measurement categories
(61)	Fair value measurement hierarchy
(62)	Additional disclosures on the fair value of financial instruments
(63)	Derivatives
(64)	Liquidity analysis
(65)	Maturity analysis

Other disclosures

(66)	Capital management
(67)	Regulatory capital
(68)	Capital adequacy
(69)	Exposure amounts with risk weights prescribed by regulatory authorities
(70)	Credit risk mitigation techniques
(71)	Assets pledged or accepted as security
(72)	Derivative credit risk exposures and netting positions
(73)	Volumes of foreign currency transactions

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(74)	Equity investments
(75)	Related party disclosures
(76)	Average number of employees
(77)	Auditors’ fees

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Basis of accounting

The consolidated financial statements of Rentenbank were prepared in accordance with all International Financial Reporting Standards (“IFRS”) required to be applied for fiscal year 2010 and the additional requirements of German commercial law under Section 315a (1) of the German Commercial Code (Handelsgesetzbuch, “HGB”). They are based on Regulation No. 1606/ 2002 of the European Parliament and of the Council of July 19, 2002 and the regulations by way of which the IFRSs were endorsed by the EU. The IFRSs encompass the individual standards designated as IFRS as well as the International Accounting Standards (“IAS”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standing Interpretations Committee (“SIC”).

The consolidated financial statements comprise the consolidated statement of comprehensive income, the consolidated balance sheet, the consolidated statement of changes in equity, the consolidated cash flow statement, and the notes to the consolidated financial statements, as well as the Group Management Report. The consolidated statement of comprehensive income is composed of the consolidated income statement and a reconciliation to the Group’s total comprehensive income. The consolidated financial statements and the Group Management Report were prepared by the Board of Managing Directors of Landwirtschaftliche Rentenbank. Authorization for issue is expected to be given on March 31, 2011, upon adoption of the consolidated financial statements and the Group Management Report by the Advisory Board.

The reporting currency is the euro. Figures are generally given in millions of euros.

The required disclosures on credit, liquidity, and market price risks resulting from financial instruments in accordance with IFRS 7.31-42 are generally presented in the Risk Report as part of the Group Management Report.

The disclosure requirements pursuant to the German Solvency Regulation (Solvabilitätsverordnung, SolvV) are met through the publication of a separate Disclosure Report. The Disclosure Report refers to, among other things, disclosures in the consolidated financial statements and the Risk Report. The disclosures are made in the Risk Report as part of the Group Management Report as well as in the notes to the consolidated financial statements starting from Note (66) in order to avoid a significant change in the structure of our Annual Report.

Application of new or amended standards and interpretations

The following standards and interpretations as well as amendments to these were required to be applied by Rentenbank for the first time in fiscal 2010:

Standard/ interpretation	Title	Required to be applied for fiscal years beginning on or after*
IFRS 1	First-time Adoption of International Financial Reporting Standards	January 1, 2010
IFRS 1	Additional Exemptions for First-time Adopters	January 1, 2010
IFRS 2	Share-based Payment: Group Cash-settled Share-based Payment Transactions	January 1, 2010
IFRS 3	Business Combinations	July 1, 2009
IAS 27	Consolidated and Separate Financial Statements	July 1, 2009
IAS 39	Eligible Hedged Items—Amendment to IAS 39 Financial Instruments: Recognition and Measurement	July 1, 2009
IFRIC 12	Service Concession Arrangements	March 29, 2009
IFRIC 15	Agreements for the Construction of Real Estate	January 1, 2010
IFRIC 16	Hedges of a Net Investment in a Foreign Operation	July 1, 2009
IFRIC 17	Distributions of Non-cash Assets to Owners	November 1, 2009
IFRIC 18	Transfers of Assets from Customers	November 1, 2009

*	pursuant to EU regulation. The date of application may differ from the date mentioned in the relevant standard or interpretation.

The above-mentioned standards and interpretations as well as the amendments to these are not relevant for Rentenbank and do not have any impact on the consolidated financial statements.

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The following standards and interpretations as well as related amendments have been published, but are not required to be applied until future fiscal years:

Standard/ interpretation	Title	Required to be applied for fiscal years beginning on or after*
IFRS 1	Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters	July 1, 2010
IFRS 1	Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters	tbd
IFRS 7	Financial Instruments: Disclosures	tbd
IFRS 9	Financial Instruments	tbd
IAS 12	Deferred Tax: Recovery of Underlying Assets	tbd
IAS 24	Related Party Disclosures	January 1, 2011
IAS 32	Classification of Rights Issues	February 1, 2010
IFRIC 14	IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and Their Interaction: Prepayments of a Minimum Funding Requirement	January 1, 2011
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010

*	pursuant to EU regulation. The date of application may differ from the date mentioned in the relevant standard or interpretation.

IFRS 9 was expanded in 2010 by rules governing financial liabilities. The current status of IFRS 9 marks the end of the first phase of a three-phase project to replace IAS 39 with a new standard. IFRS 9 replaces the parts of IAS 39 relating to classification and measurement of financial assets and liabilities. The main rules of IFRS 9 are the following:

•	Financial assets have to be allocated to one of the following measurement categories:

—	Measurement at fair value

—	Measurement at amortized cost

•	A debt instrument may only be measured at amortized cost when it is held to collect contractual cash flows. Contractual cash flows may only be payments of principal and interest. All other debt instruments have to be measured at fair value through profit or loss.

•	Equity instruments have to be measured at fair value. Fair value changes on equity instruments held for trading have to be recognized through profit or loss. For all other equity instruments, the entity may make an irrevocable election to present in other comprehensive income (i.e. equity) realized and unrealized changes in the fair value of an investment in an equity instrument.

•	The rules for financial liabilities mainly remain unchanged compared to IAS 39, however, there will be changes in the application of the fair value option. Any change in the fair value arising from the change in own credit has to be recognized directly in other comprehensive income (i.e. equity) rather than in the income statement. However, if this method results in an accounting mismatch, the entire fair value change has to be recognized in the income statement.

The two outstanding phases deal with hedge accounting and impairment of assets. The full standard is expected to be available in the second quarter of 2011. The EU has not yet indicated when it will adopt IFRS 9. The impact of the new IFRS 9 on Rentenbank’s consolidated financial statements may only be assessed after all phases have been completed, as hedge accounting and classification are particularly intertwined.

The amended IAS 24 was endorsed by the EU on July 19, 2010. In accordance with IAS 24, government-related entities and companies controlled by the government are exempt from the detailed disclosure requirements set out in IAS 24. They are now required to make general disclosures about significant transactions with the government and other companies controlled by the government. Furthermore, the standard clarifies the definition of related parties. Application of the amended IAS 24 will only impact the disclosures in the notes, but will not influence the Group’s net income/loss or the consolidated balance sheet.

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The other standards and interpretations as well as the amendments to these are not relevant to Rentenbank and will not have any impact on the consolidated financial statements.

In addition to the new and amended standards and interpretations, the IASB regularly publishes a number of changes to IFRSs that are considered non-urgent but necessary. The Improvements to IFRSs published in April 2009 were endorsed by the EU on March 23, 2010. These changes are required to be applied mainly for fiscal years beginning on or after January 1, 2010. The Improvements to IFRSs published in May 2010 were endorsed by the EU on February 18, 2011. These changes are required to be applied for fiscal years beginning on January 1, 2011.

The changes from both publications may have an impact on recognition, presentation or measurement. Sometimes, the improvements only involve terminology or editorial changes. Application of these changes has not had and is not expected to have any significant effect on Rentenbank’s consolidated financial statements.

Accounting policies

(1)	General information

Accounting and measurement are based on the going concern principle, which requires the disclosure of selling prices within the scope of fair value measurement. Selling prices have to be strictly differentiated from liquidation prices, which are used when the going concern assumption no longer applies. The accounting policies were applied consistently and uniformly to the reporting periods presented, unless otherwise indicated.

The measurement of items included in the consolidated financial statements is based on both fair values and (amortized) cost. Income and expenses are recognized on an accrual basis. They are recognized and reported in the period to which they relate. Premiums and discounts are amortized over the relevant term using the effective interest method and directly attributed to the underlying transaction. Accrued interest is reported in the balance sheet item in which the underlying financial instrument is recognized.

The preparation of the consolidated financial statements in accordance with IFRS requires certain estimates and assumptions. Changes to these estimates and assumptions within a period may have material consequences on the financial position and profit or loss of the period. Estimates and judgments that are material to the financial statements are explained in the accounting policies of the relevant items and, if necessary, in the notes to the items concerned.

(2)	Scope of consolidation

The consolidated financial statements of Rentenbank for fiscal year 2010 include the Bank as the Group’s parent company and its two subsidiaries, LR Beteiligungsgesellschaft mbH, Frankfurt/Main, (LRB) and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt/Main, (DSV). A detailed list of the Bank’s shareholdings in these companies is included in Note (74).

Two companies (Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and Deutsche Bauernsiedlung—Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main) were not included in the consolidated financial statements due to their minor significance for the assessment of the Group’s financial position, cash flows, and profit or loss. The interests held in these companies are reported as financial investments. Based on the data from the financial statements of these two companies, their share in the Group’s total assets and the Group’s net income for the year amounted to less than 1% each. The data is based on the financial statements as of December 31, 2009. The data for 2010 is not yet available, but we expect any changes to be insignificant.

(3)	Consolidation methods

The consolidated financial statements were prepared using uniform accounting policies applicable throughout the Bank.

LRB (a subsidiary) is included in the consolidated financial statements on the basis of the carrying amounts on the date of initial consolidation in accordance with the financial reporting principles applicable in 1993. Total assets as reported under the German Commercial Code (Handelsgesetzbuch, HGB) amounted to €219.5 million as of December 31, 2010 (compared with €232.2 million on December 31, 2009).

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DSV (a subsidiary) is also included in the consolidated financial statements on the basis of the carrying amounts on the date of initial consolidation in accordance with the financial reporting principles applicable in 1998; the remaining shares in DSV were consolidated on the basis of the carrying amounts as of December 31, 2000 (the close of the month in which the shares were purchased). Total assets as reported under the German Commercial Code (Handelsgesetzbuch, HGB) amounted to €15.1 million as of December 31, 2010 (compared with €15.4 million on December 31, 2009).

(4)	Financial instruments

All financial assets and financial liabilities, including all derivative financial instruments, are recognized in the balance sheet in accordance with IAS 39. The date of recognition is based on the settlement date for spot transactions and on the trade date for derivatives.

Financial instruments are initially measured at fair value, which usually equals the sales or purchase price. Subsequent measurement of financial assets and liabilities is based on the IAS 39 category to which the items are allocated.

Categories of financial instruments

Financial assets/liabilities at fair value through profit or loss

This category comprises two sub-categories:

•	financial assets or liabilities held for trading

•	financial assets or liabilities designated as at fair value

Derivatives and financial assets or liabilities entered into for the purpose of selling them in the near term are classified as held for trading. Only derivatives, including embedded derivatives required to be separated, are allocated to this category in the Group. Derivatives are only entered into in order to hedge existing or expected market price risks. These derivatives are reported in the items “positive/negative fair values of derivative financial instruments.”

Certain financial assets or liabilities are designated as at fair value upon initial recognition (fair value option). In accordance with IAS 39, the fair value option may only be used in the following circumstances:

•	The application of the fair value option eliminates or reduces otherwise existing accounting mismatches

•	The financial assets and/or liabilities are part of a portfolio which is managed based on fair value.

•	The financial assets or financial liabilities contain derivatives required to be separated.

The Group uses the fair value option for financial assets and liabilities that are matched by derivative hedging instruments from an economic perspective, but where the restrictive hedge accounting principles cannot be applied. The related financial assets and liabilities would otherwise be measured at amortized cost or at fair value, with changes in fair value recognized in other comprehensive income, while derivative hedging instruments are measured at fair value through profit or loss. This potential accounting mismatch is eliminated by applying the fair value option.

Financial assets or liabilities of the category “financial assets/liabilities at fair value through profit or loss” are measured at fair value through profit or loss. Gains or losses from fair value changes are recognized in the “result from fair value measurement and from hedge accounting.” Any impairments or reversals of impairment losses are implicitly taken into account under this method. Interest income or expenses are recognized in net interest income.

Loans and receivables

The “loans and receivables” category includes all financial assets that meet the following criteria:

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•	not a derivative

•	not quoted on an active market

•	fixed or determinable payments

Excluding the following financial assets:

•	financial assets held for trading as well as financial assets for which the fair value option was used

•	financial assets designated in the category “available for sale” upon initial recognition

•	financial assets for which the holder may not substantially recover all of its initial investment, other than because of credit deterioration

Financial assets of the “loans and receivables” category are measured at amortized cost. Any premiums and discounts as well as other transaction costs are amortized using the effective interest method and directly added to or deducted from the relevant transaction. Income or expenses from amortization and from accrued interest are reported in net interest income. Any impairment losses or reversals of impairment losses are offset directly with the carrying amount and recognized in the statement of comprehensive income in the item “provision for loan losses.”

Held to maturity

The “held to maturity” category includes all financial assets meeting the following criteria:

•	not a derivative

•	fixed or determinable payments

•	positive intention and ability to hold these financial assets until final maturity

Excluding the following financial assets:

•	financial assets allocated to the categories “designated as at fair value” or “available for sale” upon initial recognition

•	financial assets which are, by definition, allocated to the “loans and receivables” category

Financial assets of the “held to maturity” category are measured at amortized cost. Any premiums and discounts as well as other transaction costs are amortized using the effective interest method and directly added to or deducted from the relevant transaction. Income or expenses from amortization and from accrued interest are reported in net interest income. Any impairment losses or reversals of impairment losses are offset directly with the carrying amount and recognized in the statement of comprehensive income in the item “net result from financial investments.”

Available for sale

The category “available for sale” includes all financial assets that are not allocated to one of the other categories for financial assets.

Financial assets classified as “available for sale” are measured at fair value. Gains or losses from fair value changes are recognized directly in equity in the “revaluation reserve” .

Upon disposal or in case of impairment, the cumulative gains or losses recorded in the revaluation reserve are transferred to the statement of comprehensive income and recognized in the item “net result from financial investments.”

Unquoted equity instruments whose fair value cannot be reliably determined are measured at cost less any impairment losses. In the Group, this relates to equity investments reported under “financial investments.”

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Other liabilities

The category “other liabilities” includes all financial liabilities that are not designated as at fair value through profit or loss.

Financial liabilities classified as “other liabilities” are measured at amortized cost. Any premiums and discounts as well as other transaction costs are amortized using the effective interest method and directly added to or deducted from the relevant transaction. Income or expenses from amortization and from accrued interest are reported in net interest income.

Overview of measurement categories used in accordance with IAS 39

Financial assets
Balance sheet item	Measurement category
Cash and balances with central banks	Loans and receivables
Loans and advances to banks	Loans and receivables
Designated as at fair value
Loans and advances to customers	Loans and receivables
Designated as at fair value
Positive fair values of derivative financial instruments	Held for trading
Financial investments	Available for sale
Held to maturity
Designated as at fair value
Other assets	Loans and receivables

Financial liabilities
Balance sheet item	Measurement category
Liabilities to banks	Other liabilities
Designated as at fair value
Liabilities to customers	Other liabilities
Designated as at fair value
Securitized liabilities	Other liabilities
Designated as at fair value
Negative fair values of derivative financial instruments	Held for trading
Subordinated liabilities	Other liabilities
Designated as at fair value
Other liabilities	Other liabilities

Reclassification of financial assets

Non-derivative financial assets which are no longer intended for sale in the near term may only be reclassified from the “held for trading” category under extraordinary circumstances. Financial assets that would have met the definition of loans and receivables upon initial recognition may be reclassified from the categories “held for trading” and “available for sale” if the Company has the intention and ability to hold such financial assets for the foreseeable future or until maturity.

Financial assets of the “available for sale” category may be reclassified to the “held to maturity” category if the Company has the intention and the ability to hold such financial assets until maturity. A reverse reclassification is only permitted under certain circumstances.

There were no reclassifications of financial assets in fiscal year 2010.

(5)	Determining the fair value of financial instruments

The fair value is deemed to be the amount for which a financial instrument could be exchanged between knowledgeable and willing market participants in an arm’s length transaction at inception of a contract. The fair value for financial instruments traded on active markets is determined based on quoted market prices. A financial instrument is regarded as quoted in an active market if prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent

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actual and regularly occurring market transactions. If the criteria set out above are not met, the market is regarded as inactive. Amongst others, a large bid-offer spread or a small number of transactions in the recent past are indications of an inactive market.

The fair value of all other financial instruments for which no prices are quoted on an active market is determined using valuation models accepted by regulatory authorities. The models are based on observable market parameters (inputs).

The fair value of non-option contracts is determined on the basis of their discounted expected future cash flows (discounted cash flow (“DCF”) method). Discounting is based on the swap curve plus a transaction-specific credit spread or a basis swap spread. The credit spreads are derived from observable market data and distinguished by rating, maturity, currency and degree of collateralization. The credit spreads used to measure the Company’s liabilities are determined using prices for state-guaranteed bonds on the secondary market. The basis swap spreads are obtained from an external market data provider, broken down by term and currency.

An increase in refinancing costs due to changes in spreads leads to measurement gains as the value of liabilities decreases. In contrast, declining refinancing costs result in measurement losses as the value of the liabilities increases. The opposite effect from changes of credit spreads applies for financial assets. Higher margins arising from increasing credit spreads lead to measurement losses, and declining margins to measurement gains.

Measurement of contracts with an option feature (option-based contracts) is based on option pricing models accepted by the regulatory authorities. Apart from the swap curve mentioned above, volatilities and correlations between observable market data are taken into account in the calculation.

The valuation techniques described here are allocated to various hierarchy levels in accordance with IFRS 7.27A et seq. (see Note (61)).

With respect to hedge accounting, only the changes in the fair value of the hedged item attributable to the hedged risk are taken into account. In this context, the hedged risks within the Group are limited to the interest rate risk. The fair value changes attributable to changes in interest rates are determined on the basis of the swap curve plus the constant individual margin of the trade.

(6)	Hedge accounting

The Bank exclusively enters into derivatives to hedge existing or expected market price risks. Derivatives are always measured at fair value through profit or loss. By contrast, the hedged items are initially measured either at amortized cost or at fair value, with changes in fair value recognized in other comprehensive income. The resulting accounting mismatch is compensated or reduced by applying hedge accounting provisions. If the requirements for hedge accounting are not met, the hedged items are designated as at fair value.

Within the framework of asset/liability management, fair value hedges within the meaning of IAS 39 are entered into in order to hedge interest rate risk, since only such instruments ensure sustainable and effective hedge accounting. In the case of a fair value hedge, the changes in the fair value of the hedged item attributable to the hedged interest rate risk are recognized in profit or loss, irrespective of the category used. The changes in the fair value of the derivatives recognized in profit or loss are compensated to a high degree in this way.

The Group does not use cash flow hedges.

The hedging instruments used under hedge accounting criteria are generally interest rate swaps that were entered into in order to hedge credit, securities or issuing transactions and that fulfill hedge accounting requirements. Large-volume transactions are generally hedged on an individual basis (micro hedges). The special loans granted under the promotional financing programs were mainly hedged on a portfolio basis (macro hedges) as a result of the small per-transaction volume.

When a transaction is entered into, Rentenbank documents the relationship between the hedged item and the hedging instrument as well as the nature of the risk being hedged. In addition, the judgment whether the hedge is highly effective is documented both at inception (prospective effectiveness) and on a continuing basis (prospective and retrospective effectiveness).

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Micro hedges involve one or more similar hedged items forming a hedging relationship with one or more derivative hedging instruments. Until June 30, 2010, the prospective effectiveness was determined on the basis of a sensitivity analysis involving a parallel shift of the relevant interest rate curve by 100 basis points. The hedge was deemed effective if the changes in the fair value of the hedged item offset the changes in the fair value of the hedging instrument within a range of 80% to 125%. Since July 1, 2010, prospective effectiveness is assumed from the beginning of the hedging period if the material features of the hedging derivative were in line with those of the hedged item (critical terms match). Retrospective effectiveness as well as prospective effectiveness during the hedging period are assessed on a half-yearly basis as of the reporting dates, using the regression analysis. A hedging relationship is deemed effective when the slope of the linear regression line, as determined on the basis of the changes in the fair value of hedged items and hedging instruments attributable to interest rate changes, is between -0.8 and -1.25, and the quality of the regression, measured by the coefficient of determination, amounts to 0.8 or more. The regression analysis is based on data from the last six months. In the case of effective hedges, the carrying amount of the hedged items is adjusted to reflect the change in the fair value attributable to interest rate changes and, together with the changes in the fair value of the hedging instrument, is recognized in the result from fair value measurement and from hedge accounting.

The hedge accounting requirements may not be applied for ineffective hedging relationships in the relevant period. The hedged item is measured on the basis of the category to which it is allocated. In previous effective hedging periods, recognized changes in such an item’s fair value attributable to interest rate changes are amortized over their remaining term using the effective interest method and recognized in the result from fair value measurement and from hedge accounting.

Items hedged within the context of portfolio-based fair value hedges (macro hedges) are allocated to a quarterly time band at the beginning of each hedging period on the basis of the individual expected cash flows. Each time band is allocated interest rate swaps as hedging instruments, in an amount not exceeding the nominal amount of the accumulated underlying hedged items. The hedging period generally is one month. If the new business within a particular time band exceeds a certain volume during the hedging period, the hedging relationship may be discontinued early for this time band and re-allocated.

The prospective effectiveness is determined on the basis of a sensitivity analysis involving a parallel shift of the relevant interest rate curve by 100 basis points. Retrospective effectiveness is assessed on the basis of the dollar-offset method. Under this method, the fair value changes of the hedged item attributable to interest rate changes are compared with those of the hedging instrument. The hedge is deemed effective if the changes in the fair value of the hedged item offset the changes in the fair value of the hedging instrument within a range of 80% to 125%.

As far as effective time bands are concerned, the fair value changes of the hedged items attributable to interest rate changes are recognized in the income statement in the result from fair value measurement and from hedge accounting together with the offsetting changes in the fair value of the hedging instruments at the end of the hedging period. In contrast to the method used for micro hedge accounting, the carrying amount of the individual hedged items is not adjusted. Instead, the adjustment to the carrying amount of the hedged items is reported in the separate balance sheet item “fair value changes of hedged items in a portfolio hedge.” This separate balance sheet item is amortized over the term of the relevant time bands and charged against the result from fair value measurement and from hedge accounting or, in the case of unscheduled repayment of financial instruments, derecognized on a pro rata basis. Fair value changes of hedged items attributable to interest rate changes are not recognized for ineffective time bands.

(7)	Hybrid financial instruments (embedded derivatives)

Hybrid financial instruments are transactions that comprise a host contract and one or more derivative financial instruments, where the embedded derivatives represent an integral component of the host contract and cannot be traded separately.

Certain embedded derivatives are accounted for as stand-alone derivatives if their economic characteristics and risks are not closely related to those of the host contract and the hybrid (structured) financial instrument is not already measured at fair value through profit or loss. Loan agreements for which repayment may be made by providing either equities or cash are an example of separable embedded derivatives. In this case, the development of the value of the repayment option is not closely related with the performance of the interest-bearing host contract (loan).

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The Group generally designates all structured products with embedded derivatives otherwise required to be separated as at fair value through profit or loss. An exception to this are the liquidity assistance loans, which are callable daily and where the host contract is allocated to the “loans and receivables” category.

In the case of embedded derivatives that are not required to be separated from the host contract, the entire structured product is measured on the basis of the category to which the host contract can be allocated. Embedded derivatives required to be separated are always measured at fair value through profit or loss.

Embedded derivatives not required to be separated are reported in the relevant consolidated balance sheet item, together with the associated host contract. Embedded derivatives required to be separated are reported either in “positive fair values of derivative financial instruments” or “negative fair values of derivative financial instruments,” depending on their current fair value.

(8)	Impairment of financial assets

As of each balance sheet date, the Bank evaluates whether there is any objective evidence that interest and principal payments may not be made in the full amount as agreed. The evaluation is primarily based on the following criteria:

•	Default related to interest or principal payments of more than 90 days

•	Significant downgrade in the internal rating system

•	Inclusion in the group of noteworthy exposures subject to monitoring

A separate impairment review is not performed for financial assets designated as at fair value as these securities are measured at fair value, and any impairment losses are already taken into account in the fair value and recognized in profit or loss.

Loans and advances:

The Bank determines the recoverability on an individual basis for both large single exposures and exposures of minor significance (promotional business). If there is objective evidence of impairment, the valuation allowance is determined based on the difference between the carrying amount and the present value of expected cash flows. The discount factor used for fixed-interest loans and advances is the original effective interest, while the current effective interest is used for variable-interest loans and advances.

If no objective evidence for impairment is identified during the individual review, these loans and advances are also tested for impairment on a portfolio basis. For this purpose, loans and advances with similar credit risk profiles are combined to form homogeneous portfolios. The amount to be recognized for impairment is calculated as follows: total volume of the relevant portfolio as of the balance sheet date multiplied by the portfolio-specific historical default rate.

Financial investments:

If objective evidence suggests that financial investments are impaired, such impairment is calculated as the difference between amortized cost and the current fair value. The loss calculated in this manner is recognized in the “net result from financial investments” as an adjustment to the revaluation reserve for securities of the “available for sale” category and as an adjustment of the carrying amount for securities of the “held to maturity” category and for equity investments.

If the reasons that resulted in an impairment of debt instruments no longer apply, the impairment loss has to be reversed through profit or loss.

(9)	Currency translation

Monetary foreign currency items are translated daily at the closing rate on the balance sheet date. The Bank does not have any non-monetary items denominated in foreign currencies.

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Currency translation differences are recorded in the consolidated statement of comprehensive income, i.e. in the result from fair value measurement and from hedge accounting (hedged currency exposures) and in net trading result (open currency positions from payment settlement accounts).

Expenses and income are translated at the closing rate applicable on the date upon which they affect profit or loss.

(10)	Genuine repurchase agreements, collateralized loans, and securities lending transactions

In addition to the collateralized loans (Pfandkredite) with Deutsche Bundesbank, the Group takes out or grants collateralized term and overnight deposits. Securities are deposited with or provided by Clearstream, as appropriate, as collateral for these collateralized term and overnight deposits (see Note (71)).

(11)	Lease accounting

Leases are classified as either finance leases and operating leases. A lease is a finance lease if it substantially transfers all the risks and rewards incidental to the ownership of a leased asset to the lessee. In all other cases, the lease is classified as an operating lease.

The Group acts as a lessee. The lease agreements concluded are classified as operating leases. The leased assets concerned are primarily vehicles. The lease payments to be paid by the Group are recognized as administrative expenses. There were no subleases.

(12)	Provision for loan losses/promotional contribution

The item “provision for loan losses/promotional contribution” in the consolidated statement of comprehensive income primarily includes impairment losses as a result of the discounted promotional contribution of the special loans as well as reversals of such impairment losses over the remaining term. In addition, this item comprises valuation allowances and write-downs of loans and advances as well as recoveries on loans and advances that were previously written off.

(13)	Non-current assets held for sale

The item “non-current assets held for sale” is used when non-current assets are intended to be disposed of within a year and their disposal is highly probable.

Such assets are recognized at the lower of their carrying amount or fair value less costs to sell. Write-downs are recognized as impairment losses.

(14)	Investment property

Investment property is held to earn rental income. Investment property is measured at cost less any accumulated depreciation and any accumulated impairment losses, similar to property and equipment.

(15)	Property and equipment

Property and equipment includes owner-occupied land and buildings as well as operating and office equipment.

Property and equipment is measured at cost less any accumulated depreciation and any accumulated impairment losses. Depreciation is made on a straight-line basis, using useful lives of 33 to 50 years for buildings and four years for operating and office equipment. Land is not subject to depreciation. Items of property and equipment are reviewed for impairment as of each balance sheet date.

Low-value assets worth up to € 5,000 are immediately recognized as expenses.

(16)	Intangible assets

Intangible assets include internally generated and purchased software.

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They are recognized at cost and amortized on a straight-line basis over a period of four years. Any impairment losses are recognized in the income statement.

(17)	Other assets

The balance sheet item “other assets” includes cash collateral provided within the framework of collateralization agreements as well as assets that are not significant individually and that cannot be allocated to other balance sheet items. They are recognized at cost, which corresponds to the liabilities’ nominal value.

(18)	Tax receivables/liabilities

The tax receivables and tax liabilities comprise current income tax assets/liabilities and deferred tax assets/liabilities and almost exclusively relate to the consolidated subsidiaries LRB and DSV. Current tax assets are calculated using the currently applicable tax rates upon which the tax authorities base payment of the tax refund. Deferred tax assets and liabilities result from the difference between the carrying amounts of recognized assets and liabilities in the IFRS consolidated balance sheet and their tax base as well as from tax loss carryforwards. The calculation is based on the tax rates applicable to the subsidiaries.

(19)	Provisions for pensions and similar obligations

The Group only maintains defined benefit plans, which are funded internally. There are various defined benefit plans depending on the date of entry of the employee. The amount of the retirement benefits is determined on the basis of the relevant length of service and the pensionable remuneration. Individual agreements on retirement benefit obligations have been concluded with the members of the Board of Managing Directors. The benefits to be paid have been committed to by way of agreement.

The amount to be recognized as a provision for defined benefit obligations is based on the present value of the total pension obligations, taking into account unrecognized actuarial gains and losses, less any unrecognized past service cost, if applicable. The amount of the pension obligations is determined annually by an independent actuary according to the projected unit credit method. The rate used to discount the pension obligations is based on the interest rate applicable as of the balance sheet date for high quality corporate bonds denominated in euros with remaining terms to maturity matching those of the pension obligations.

Actuarial gains and losses arise from differences between the actual and the expected change in the measurement bases and the parameters. If, as of the balance sheet date, actuarial gains or losses exceed 10% of the amount of the pension obligations, the difference is amortized over the expected average remaining working life and recognized in income. Actuarial gains or losses within the 10% corridor are not taken into account. The notes to the balance sheet include separate disclosures (see Note (54)).

(20)	Other provisions

Provisions are recognized for liabilities to third parties of uncertain timing or amount; the amount recognized is based on the best estimate of the expenditure required to settle the obligation. Non-current provisions are discounted if the effect of the time value of money is material. Provisions are recognized and reversed through profit or loss using the corresponding income statement items, or net other operating result.

(21)	Other liabilities

The balance sheet item “other liabilities” includes cash collateral received within the framework of collateralization agreements, the amounts measured for outstanding commitments related to the special loans as well as other obligations that are not significant individually and that cannot be allocated to other balance sheet items in accordance with IFRS. The other liabilities are recognized at cost except for the discounted promotional contribution of outstanding commitments related to the special loans.

(22)	Equity

“Subscribed capital” represents paid-in capital. “Retained earnings” comprise the legally prescribed principal reserve (Hauptrücklage) and guarantee reserve (Deckungsrücklage), which were transferred from the HGB financial statements, as well as other retained earnings, which include the operating result under HGB and the gains and losses from the differing accounting policies under IFRS.

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Apart from the amortization of securities reclassified to the “held to maturity” category in 2008, the revaluation reserve primarily includes changes in the fair value of available-for-sale securities attributable to changes in credit risk. Fair value changes attributable to changes in credit risk result from changes to risk premiums (credit spreads). Fair value changes attributable to interest rate changes in relation to securities which are part of effective hedging relationships are reported in the “result from fair value measurement and from hedge accounting”, together with the fair value changes of the related hedging derivatives.

(23)	Contingent liabilities and other commitments

Contingent liabilities arise from past events that either

•	lead to possible obligations whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group; or

•	result in a present obligation which is not likely to result in an outflow of resources or where the settlement amount cannot be estimated with sufficient reliability.

These contingent liabilities are not recognized as liabilities in the balance sheet in accordance with IAS 37.27; however, they are disclosed in Note (58).

Notes to the statement of comprehensive income

(24)	Net interest income

	Jan. 1 to Dec. 31, 2010 € million	Jan. 1 to Dec. 31, 2009 € million	Change in € million

Interest income from
Loans and advances to banks and customers	1,327.0	1,680.2	-353.2
Derivative financial instruments	1,913.0	1,283.8	629.2
Financial investments	771.7	876.7	-105.0
Other	2.9	10.9	-8.0
Current income from
Shares and other non-fixed-income securities	0.3	0.7	-0.4
Equity investments	4.4	2.2	2.2

Total interest income	4,019.3	3,854.5	164.8

Interest expenses for
Liabilities to banks and customers	314.6	379.9	-65.3
Securitized liabilities	2,114.8	2,197.1	-82.3
Derivative financial instruments	1,190.5	848.2	342.3
Subordinated liabilities	34.2	41.8	-7.6
Other	14.3	6.5	7.8

Total interest expenses	3,668.4	3,473.5	194.9

Net interest income	350.9	381.0	-30.1

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(25)	Provision for loan losses/promotional contribution

	Jan. 1 to Dec. 31, 2010 € million	Jan. 1 to Dec. 31, 2009 € million	Change in € million

Expenses for additions to promotional contribution	71.7	75.4	-3.7
Income from the amortization of promotional contribution	44.1	38.5	5.6
Impairment and write-off of loans and advances	0.0	6.1	-6.1
Reversal of portfolio valuation allowances	2.3	0.0	2.3

Recoveries on loans and advances previously written off	20.3	2.6	17.7

Provision for loan losses/promotional contribution	5.0	40.4	-35.4

The item “provision for loan losses/promotional contribution” primarily includes the discounting of future expenses for special loans (additions to promotional contribution) made at the draw down date (recognition) as well as their amortization over the remaining term. No write-downs on loans and advances or specific valuation allowances were necessary in 2010. The portfolio-based valuation allowance in the amount of €6.1 million recognized in the prior year for potential risks decreased by €2.3 million due to the reduction of the underlying portfolio.

(26)	Net fee and commission income

	Jan. 1 to Dec. 31, 2010 € million	Jan. 1 to Dec. 31, 2009 € million	Change in € million

Fee and commission income from
Service fees	2.4	3.0	-0.6
Commissions on bank guarantees	0.0	0.8	-0.8
Trustee loans and pass-through loans	0.1	0.1	0.0
Other	0.2	0.4	-0.2

Total fee and commission income	2.7	4.3	-1.6

Fee and commission expenses for
Custody fees	2.2	2.0	0.2
Other	0.5	0.3	0.2

Total fee and commission expenses	2.7	2.3	0.4

Net fee and commission income	0.0	2.0	-2.0

(27)	Net trading result

	Jan. 1 to Dec. 31, 2010 € million	Jan. 1 to Dec. 31, 2009 € million	Change in € million

Net trading result	0.0	0.0	0.0

Total	0.0	0.0	0.0

The Bank does not maintain a trading book within the meaning of regulatory provisions. The net trading result includes the gains and losses arising on the translation of open foreign currency positions, which result from the translation of balances on nostro accounts into the reporting currency. The currency translation differences of closed foreign currency positions resulting from fair value measurement are reported in the “result from fair value measurement and hedge accounting.”

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(28)	Net result from financial investments

	Jan. 1 to Dec. 31, 2010 € million	Jan. 1 to Dec. 31, 2009 € million	Change in € million

Write-down of an equity investment	-0.1	0.0	-0.1

Total	-0.1	0.0	-0.1

(29)	Administrative expenses

	Jan. 1 to Dec. 31, 2010 € million	Jan. 1 to Dec. 31, 2009 € million	Change in € million

Other administrative expenses for
Personnel expenses	30.8	28.2	2.6
Public relations	2.0	3.6	-1.6
IT licenses, fees, consulting services	3.8	3.7	0.1
Audits, contributions, donations	1.2	1.2	0.0
Occupancy expenses	1.5	1.7	-0.2
Miscellaneous administrative expenses	3.5	2.9	0.6

Total other administrative expenses	42.8	41.3	1.5

Depreciation and amortization of
Intangible assets	3.2	3.5	-0.3
thereof internally generated software	2.9	3.1	-0.2
Residential and office buildings	2.2	0.9	1.3
IT equipment	0.5	0.7	-0.2
Office equipment and vehicles	0.2	0.3	-0.1
Technical and other equipment	0.3	0.4	-0.1
Total depreciation and amortization	6.4	5.8	0.6

Total administrative expenses	49.2	47.1	2.1

Miscellaneous administrative expenses include lease expenses in the amount of €103.7 thousand (as compared with €87.4 thousand on December 31, 2009). Future minimum lease payments due within one year totaled €76.0 thousand (as compared with €56.6 thousand on December 31, 2009), payments due between one and five years amounted to €100.8 thousand (as compared with €67.1 thousand on December 31, 2009). As in the prior year, there are no minimum lease payments for a period of more than five years. The payments for leases relate to minimum lease payments (fixed lease payments). There were no restrictions imposed by lease arrangements. As of year-end, the Group had twenty-three (as compared with twenty-one on December 31, 2009) lease agreements, only eight (as compared with eight on December 31, 2009) of which have a renewal option to extend the lease term by one year.

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(30)	Net other operating result

	Jan. 1 to Dec. 31, 2010 € million	Jan. 1 to Dec. 31, 2009 € million	Change in € million

Other operating income from
Rental income	1.9	1.8	0.1
Other income	2.0	1.2	0.8
Total other operating income	3.9	3.0	0.9

Other operating expenses for
Increase of capital contribution to Edmund Rehwinkel Foundation	2.0	2.0	0.0
Handling costs from offsetting pecuniary claims	0.0	3.3	-3.3
Bank-owned housing	0.7	0.5	0.2
Other expenses	0.5	0.9	-0.4
Total other operating expenses	3.2	6.7	-3.5

Net other operating result	0.7	-3.7	4.4

(31)	Result from fair value measurement and from hedge accounting

	Jan. 1 to Dec. 31, 2010 € million	Jan. 1 to Dec. 31, 2009 € million	Change in € million

Micro hedge accounting
Hedged items	-34.5	101.2	-135.7
Hedging instruments	35.4	-100.4	135.8
Result from currency translation	-0.1	0.1	-0.2
Micro hedge accounting, total	0.8	0.9	-0.1

Macro hedge accounting
Hedged items	-59.6	23.4	-83.0
thereof amortization of fair value changes of hedged items in a portfolio hedge	-113.8	-95.5	-18.3
Hedging instruments	-62.8	-138.2	75.4

Macro hedge accounting, total	-122.4	-114.8	-7.6

Fair value measurement
Hedged items	31.8	703.3	-671.5
Derivatives	-50.9	-960.3	909.4
Result from currency translation	-3.7	1.2	-4.9

Fair value measurement, total	-22.8	-255.8	233.0

Total	-144.4	-369.7	225.3

The result from fair value measurement and from hedge accounting includes the unrealized gains and losses from changes in the fair value of derivatives and financial instruments classified as financial assets/liabilities at fair value through profit or loss. In addition, the changes in the fair value of hedged items under hedge accounting attributable to changes in interest rates as well as the amortization of such changes in the case of ineffective hedges are recognized in this item.

Income and expenses from the amortization of, among other things, premiums/discounts, upfront payments and promotional contributions, which represent part of the changes in the fair value, are recognized in net interest income due to their interest rate nature.

Measurement at fair value of notionally closed foreign currency positions leads to currency translation differences which are reported here.

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The changes not attributable to changes in market conditions included in the measured amounts are shown in the following table. Changes of the fair value not attributable to changes in market conditions are attributable to changes in credit risk. Determination is based on the effects on measurement arising from changes in the credit ranking of business partners or the Bank’s creditworthiness.

	Jan. 1 to Dec. 31, 2010 € million	Jan. 1 to Dec. 31, 2009 € million	Accumulated until Dec. 31, 2010 € million	Accumulated until Dec. 31, 2009 € million

Loan and advances	-6.9	2.5	-37.8	-30.9
Financial investments	-28.6	-22.2	-73.8	-45.2
Liabilities	0.0	0.0	0.0	0.0

Total	-35.5	-19.7	-111.6	-76.1

The risk-adjusted measurement of the liabilities, taking into account the credit spread, only included changes attributable to changes in market conditions for the year under review as well as for the prior years. The credit rating of Rentenbank and hence its liabilities did not change in either the year under review or in previous years.

(32)	Net result from taxes

	Jan. 1 to Dec. 31, 2010 € million	Jan. 1 to Dec. 31, 2009 € million	Change in € million

Deferred taxes	-0.9	1.2	-2.1
Current income taxes	-0.1	-0.1	0.0
Other taxes	-0.1	-0.1	0.0

Total	-1.1	1.0	-2.1

(33)	Retained earnings

	Jan. 1 to Dec. 31, 2010 € million	Jan. 1 to Dec. 31, 2009 € million	Change in € million

Transfers from retained earnings
a) from guarantee reserve pursuant to Section 2 (3) of the Law governing the Landwirtschaftliche Rentenbank	29.2	121.0	-91.8
b) from other retained earnings	0.0	121.9	-121.9
Transfers to retained earnings
a) to principal reserve pursuant to Section 2 (2) of the Law governing the Landwirtschaftliche Rentenbank	87.0	154.7	-67.7
b) to other retained earnings	82.2	0.0	82.2

Total	140.0	-88.2	228.2

The principal reserve (Hauptrücklage) and the guarantee reserve (Deckungsrücklage) are recognized in the Bank’s separate financial statements and transferred to the consolidated financial statements. In accordance with Section 2 (3) Sentence 2 of the Law Governing the Landwirtschaftliche Rentenbank, the guarantee reserve may at no time exceed 5 percent of the nominal amount of the covered bonds outstanding. The reduction of the bonds subject to cover requirements (registered bonds, Rentenbank Bonds (Rentenbankbriefe), and Agricultural Bonds (Landwirtschaftsbriefe); see Notes 50-52), which was due to maturing bonds, required a reduction of the guarantee reserve by €29.2 million (compared with €121.0 million on December 31, 2009). From an accounting perspective, this led to an increase of the principal reserve by the same amount.

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The transfer to the principal reserve from net income for the year amounted to €57.8 million (compared with €33.7 million on December 31, 2009).

The remaining operating results plus the measurement gains or losses in the amount of €82.2 million were transferred to other retained earnings (compared with a withdrawal from retained earnings in the amount of €88.2 million as of December 31, 2009), taking into account the Group’s distributable net profit of €11.8 million (compared with €11.3 million as of December 31, 2009).

Segment reporting

(34)	Notes on segment reporting

In accordance with the requirements of IFRS 8, the main components of the financial statements must be broken down by operating business segment and region. For the purposes of defining segments, we considered the organizational and management structure of the Group as well as its internal financial reporting structure. Our operating segments are as follows:

•	Treasury Management:

This segment shows the results of the Group’s liquidity supply and management. Transactions made in this segment have a fixed-interest period of up to one year (e.g. overnight and term deposits, Euro Commercial Paper (ECP), derivatives).

•	Promotional Business:

This segment shows the promotional business other than capital investment transactions. The Promotional Business segment includes the earnings of the Bank and of all subsidiaries as well as those of the equity investments held by these subsidiaries.

•	Capital Investment:

This segment shows the earnings contributions from the investment of the Bank’s own funds and of medium to long-term provisions in the form of securities, promotional loans and the direct shareholdings of Rentenbank.

A meaningful breakdown of segments by geographic location is not possible due to the fact that the Group is centrally managed from Frankfurt/Main and business activities are limited to EU/OECD member states. Therefore, we do not present regional segment information in accordance with IFRS 8 since a disclosure of such information would not provide additional information.

The results are presented on a net basis in the segment report in accordance with the margin-based management approach of the Bank. Segment assets and liabilities relate to transactions from third parties. Accordingly, segment results are generated exclusively from external counterparties. No intra-group transactions have been entered into between the segments. There are no material differences between internal reporting and financial reporting under IFRS. Due to the lack of intra-group transactions and material differences between internal reporting lines and external financial reporting, we have not presented any further reconciliation statements.

The distribution of the components of net interest income, net fee and commission income, net trading result, and net result from financial investments as well as of the result from fair value measurement and from hedge accounting is made on the basis of individual transactions. Administrative expenses, net other operating result, and taxes from the consolidated subsidiaries are allocated to the relevant segments either directly or indirectly using allocation keys. These keys are mainly based on the number of allocated employees, consumption of resources, and other allocations of resources in the relevant segments.

The allocation of receivables and payables within the framework of segment assets and liabilities is made in a similar manner to the allocation of the earnings contributions of the individual segments. The medium and long-term provisions and the invested capital are allocated to the Capital Investment segment. The remaining balance sheet items are allocated to the Promotional Business segment.

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(35)	Operating business segments

	Treasury Management		Promotional Business		Capital Investment		Total

from Jan 1 to Dec. 31	2010 € million	2009 € million	2010 € million	2009 € million	2010 € million	2009 € million	2010 € million	2009 € million

Net interest income	80.2	141.5	170.9	147.4	99.8	92.1	350.9	381.0
Provision for loan losses/ promotional contribution	0.0	0.0	5.0	40.4	0.0	0.0	5.0	40.4
Net fee and commission income	-0.2	0.1	0.2	1.9	0.0	0.0	0.0	2.0
Net result from financial investments	0.0	0.0	0.0	0.0	-0.1	0.0	-0.1	0.0
Other administrative expenses	4.3	4.6	32.4	30.9	6.1	5.8	42.8	41.3
Depreciation and amortization	0.8	0.8	4.7	4.2	0.9	0.8	6.4	5.8
Net other operating result	0.0	0.0	0.7	-3.7	0.0	0.0	0.7	-3.7
Result from fair value measurement and from hedge accounting	6.0	-11.7	-150.4	-358.0	0.0	0.0	-144.4	-369.7
Net result from taxes	0.0	0.0	-1.1	1.0	0.0	0.0	-1.1	1.0

Net income for the year	80.9	124.5	-21.8	-286.9	92.7	85.5	151.8	-76.9

	Dec. 31, 2010 €billion	Dec. 31, 2009 €billion	Dec. 31, 2010 €billion	Dec. 31, 2009 €billion	Dec. 31, 2010 €billion	Dec. 31, 2009 €billion	Dec. 31, 2010 €billion	Dec. 31, 2009 €billion

Segment assets	10.4	8.4	70.8	67.1	2.6	2.3	83.8	77.8
Segment liabilities (incl. equity)	14.4	12.6	66.8	62.9	2.6	2.3	83.8	77.8

Notes to the balance sheet

(36)	Cash and balances with central banks

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Cash on hand	0.1	0.1	0.0
Balances with central banks	53.4	102.1	-48.7

Total	53.5	102.2	-48.7

As in the previous year, the item “balances with central banks” consists of balances held with Deutsche Bundesbank.

(37)	Loans and advances to banks

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Repayable on demand	3.3	2.5	0.8
Time deposits	7,515.5	4,215.2	3,300.3
Promissory note loans/registered bonds	18,495.2	21,370.6	-2,875.4
Special loans	22,405.7	19,008.8	3,396.9
thereof promotional contribution	-249.4	-229.0	-20.4
Global refinancing facility	540.7	741.8	-201.1
Other	326.1	501.6	-175.5

Total	49,286.5	45,840.5	3,446.0

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(38)	Loans and advances to customers

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Repayable on demand	0.1	0.1	0.0
Medium- and long-term loans	38.2	54.0	-15.8
Promissory note loans	964.5	69.7	894.8
Special loans	512.8	487.6	25.2
thereof promotional contribution	-0.1	-0.1	0.0
Other	1.8	1.4	0.4

Total	1,517.4	612.8	904.6

(39)	Provision for loan losses/promotional contribution

	Promotional contribution		Specific valuation allowances		Portfolio valuation allowances		Total

	2010	2009	2010	2009	2010	2009	2010	2009

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

As of Jan. 1	239.8	202.9	0.0	0.0	6.1	0.0	245.9	202.9
Addition	71.7	75.4	0,0	8.4	0.0	9.2	71,7	93.0
Utilisation	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reversals	44.1	38.5	0.0	8.4	2.3	3.1	46.4	50.0

As of Dec. 31	267.4	239.8	0.0	0.0	3.8	6.1	271.2	245.9
Thereof
Loans and advances to banks	249.4	229.0	0.0	0.0	3.8	6.1	253.2	235.1
Loans and advances to customers	0.1	0.1	0.0	0.0	0.0	0.0	0.1	0.1
Loan commitments	17.9	10.7	0.0	0.0	0.0	0.0	17.9	10.7

Total	267.4	239.8	0.0	0.0	3.8	6.1	271.2	245.9

(40)	Fair value changes of hedged items in a portfolio hedge

The balance sheet item “fair value changes of hedged items in a portfolio hedge” includes fair value changes in the amount of €285.2 million (compared with €344.8 million on December 31, 2009) related to loans allocated to macro hedge accounting, where such changes are attributable to interest rate changes. See Note (6) for further explanations.

(41)	Positive fair values of derivative financial instruments

Derivatives are classified as follows in accordance with economic hedging relationships:

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Hedge accounting
Assets
Loans and advances to banks	65.9	4.2	61.7
Loans and advances to customers	0.0	0.2	-0.2
Financial investments	9.3	2.3	7.0
Liabilities
Liabilities to banks	24.9	22.9	2.0
Liabilities to customers	181.2	103.1	78.1
Securitized liabilities	415.9	408.8	7.1
Subordinated liabilities	9.1	7.4	1.7

Hedge accounting, total	706.3	548.9	157.4

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	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Instruments designated as at fair value
Assets
Loans and advances to banks	5.0	5.9	-0.9
Financial investments	10.6	34.9	-24.3
Liabilities
Liabilities to banks	7.7	7.7	0.0
Liabilities to customers	82.9	49.4	33.5
Securitized liabilities	4,952.3	1,899.7	3,052.6
Subordinated liabilities	198.3	103.7	94.6
Treasury Management	48.4	181.0	-132.6

Instruments designated as at fair value, total	5,305.2	2,282.3	3,022.9

Other items
Assets
Loans and advances to banks	0.9	1.3	-0.4
Financial investments	2.6	3.4	-0.8
Liabilities
Securitized liabilities	24.7	36.5	-11.8

Total other items	28.2	41.2	-13.0

Total	6,039.7	2,872.4	3,167.3

Derivatives used to hedge other items mainly result from hedging relationships that were ineffective in accordance with hedge accounting criteria as of the balance sheet date.

(42)	Financial investments

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Bonds and other fixed-income securities
Money market securities
of public-sector issuers	133.6	0.0	133.6
of other issuers	0.0	189.9	-189.9
Bonds
of public-sector issuers	1,606.3	896.5	709.8
of other issuers	24,682.8	26,731.9	-2,049.1
Equity investments	118.8	118.8	0.0
Other financial investments	0.2	0.2	0.0

Total	26,541.7	27,937.3	-1,395.6

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Bonds and other fixed-income securities can be classified as “eligible as collateral” or “not eligible as collateral”:

	Dec. 31, 2010 € million	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Dec. 31, 2009 € million

	eligible as collateral	not eligible as collateral	eligible as collateral	not eligible as collateral
Bonds and other fixed-income securities
Money market securities
of public-sector issuers	133.6	0.0	0.0	0.0
of other issuers	0.0	0.0	189.9	0.0
Bonds
of public-sector issuers	1,464.0	142.3	745.3	151.2
of other issuers	23,721.9	960.9	25,883.0	848.9

Total	25,319.5	1,103.2	26,818.2	1,000.1

Financial investments are classified as follows:

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Assets at fair value through profit or loss	10,265.1	12,269.5	-2,004.4
Available for sale	12,728.8	11,551.5	1,177.3
Held to maturity	3,547.8	4,116.3	-568.5

Total	26,541.7	27,937.3	-1,395.6

Non-current equity investments changed as follows:

	2010 € million	2009 € million

Historical cost as of Jan. 1	223.3	209.7

Additions	0.1	13.7
Disposals	0.0	0.1
Accumulated amortization/impairment	104.6	104.5
Amortization and impairment	0.1	0.0

Carrying amount as of Dec. 31	118.8	118.8

Investments were recognized at cost due to the absence of an active market or relevant measurement parameters in accordance with IAS 39.46 (c). An equity investment acquired for promotional lending purposes was written off upon initial recognition. No further write-downs were necessary as of December 31, 2010.

(43)	Non-current assets held for sale

At the end of 2010, we decided to sell a property in 2011. The sale is not expected to result in significant costs to sell. There was no impairment within the meaning of IFRS 5.20.

	2010 € million	2009 € million

Cost as of Jan. 1	0.0	0.0

Additions	0.0	0.0
Disposals	0.0	0.0
Reclassifications	0.9	0.0
Accumulated depreciation	0.1	0.0
Depreciation	0.0	0.0

Carrying amount as of Dec. 31	0.8	0.0

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(44)	Investment property

The item “investment property” includes one property that is fully leased by the Bank to third parties. The expected useful life was set at 33 years.

There were no restrictions with respect to the relevant land and buildings that could impede disposal.

No impairment losses had to be recognized for investment property as no permanent impairment was identified by the impairment test as required under IAS 36.

Investment property changed as follows:

	2010 € million	2009 € million

Cost as of Jan. 1	19.7	19.7
Additions	0.0	0.0
Disposals	0.0	0.0
Reclassifications	0.0	0.0
Accumulated depreciation	2.9	2.4
Depreciation	0.5	0.9

Carrying amount as of Dec. 31	16.8	17.3

The fair value of the property amounted to approx. €18.9 million (compared with approx. €18.3 million on December 31, 2009). The fair value was determined taking into account a valuation opinion prepared by an independent appraiser.

Other operating income included rental income of €1.0 million (compared with €0.9 million on December 31, 2009). Expenditures directly attributable to the property amounted to €56.3 thousand (compared with €138.4 thousand on December 31, 2009) and are reported in “other operating expenses.” Real property tax amounting to €35.9 thousand (compared with €35.9 thousand) is reported in the net result from taxes.

(45)	Property and equipment

Land and buildings include the owner-occupied office building at Hochstrasse 2, Frankfurt/Main, Germany. In addition, the Bank owns housing for employees that is not classified as investment property in accordance with IAS 40.9 (c), but is subject to the requirements of IAS 16. At the end of 2010, we decided to sell a property in 2011. This property was reclassified to the line item “non-current assets held for sale.”

Property and equipment changed as follows:

	Land and buildings		Operating and office equipment		Total

	2010 € million	2009 € million	2010 € million	2009 € million	2010 € million	2009 € million

Cost as of Jan. 1	24.0	24.0	11.5	13.2	35.5	37.2
Additions	0.0	0.0	0.6	1.9	0.6	1.9
Disposals	0.0	0.0	1.9	3.6	1.9	3.6
Reclassifications	-0.9	0.0	0.0	0.0	-0.9	0.0
Accumulated depreciation	1.8	0.2	8.9	9.8	10.7	10.0
Depreciation	1.7	0.0	1.0	1.4	2.7	1.4

Carrying amount as of Dec. 31	21.3	23.8	1.3	1.7	22.6	25.5

The impairment test related to the land (which was based on the standard land values for 2010) resulted in impairment losses to be recognized in the amount of €1.7 million (compared with €0.0 million as of December 31, 2009).

(46)	Intangible assets

Intangible assets comprise purchased and internally generated software.

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There was no impairment in accordance with IAS 36 that would have had to be recognized as a write-down in administrative expenses.

Intangible assets changed as follows:

	Acquired software		Internally generated software		Total

	2010 € million	2009 € million	2010 € million	2009 € million	2010 € million	2009 € million

Cost as of Jan. 1	1.5	1.2	12.4	10.2	13.9	11.4
Additions	0.4	0.4	2.0	2.2	2.4	2.6
Disposals	0.2	0.1	2.7	0.0	2.9	0.1
Accumulated amortization	1.3	1.2	9.6	9.4	10.9	10.6
Amortization	0.3	0.4	2.9	3.1	3.2	3.5

Carrying amount as of Dec. 31	0.4	0.3	2.1	3.0	2.5	3.3

(47)	Current tax assets

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Tax refund claims	1.1	0.7	0.4
Tax assets	0.6	0.3	0.3

Total	1.7	1.0	0.7

Tax refund claims against the tax authorities resulted from transactions which were subject to withholding tax on investment income. In addition, current income tax assets resulted from offsetting the tax-related prepayments with the taxes owed as reported in the tax assessment notice.

(48)	Deferred tax assets

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Deferred tax assets	1.5	2.3	-0.8

Total	1.5	2.3	-0.8

The Group’s consolidated subsidiaries are subject to taxes. The Bank is exempt from corporation taxes in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz, KStG) and municipal trade taxes in accordance with Section 3 No. 2 of the German Municipal Trade Tax Act (Gewerbesteuergesetz, GewStG). The calculation of deferred taxes was generally based on a corporate income tax rate (including solidarity surcharge) of 15.8% (compared with 15.8% on December 31, 2009) and a uniform municipal trade tax rate of 16% (compared with 16% on December 31, 2009).

Deferred tax assets were calculated on the basis of temporary differences between the IFRS balance sheet and the tax accounts as well as from existing loss carryforwards in the Group.

December 31, 2010

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Tax loss carryforwards	1.5	2.2	-0.7
Temporary differences	0.0	0.1	-0.1

Total	1.5	2.3	-0.8

December 31, 2009

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Tax loss carryforwards	2.2	1.1	1.1
Temporary differences	0.1	0.0	0.1

Total	2.3	1.1	1.2

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As of December 31, 2010, there was no difference between the tax accounts and the IFRS balance sheet. Therefore, no deferred tax assets had to be recognized for temporary differences. In the previous year, a deferred tax asset was recognized in the amount of €68 thousand as a result of the pension provisions being measured in a different manner.

According to the most recent tax assessments for the Group as of December 31, 2009. DSV had tax loss carryforwards of €50.2 million (compared with €50.2 million on December 31, 2008), €26.1 million (compared with €26.1 million on December 31, 2008) of which related to corporation tax and €24.1 million (compared with €24.1 million on December 31, 2008) to municipal trade tax. The loss carryforwards at DSV mainly resulted from impairment recognized in prior fiscal years.

LRB had tax loss carryforwards of €73.4 million (compared with €72.5 million on December 31, 2008), €64.0 million (compared with €62.4 million on December 31, 2008) of which related to corporation tax and €9.4 million (compared with €10.1 million on December 31, 2008) to municipal trade tax. The loss carryforwards of LRB primarily refer to the amortization of equity investments up until fiscal 1999.

Deferred taxes on tax loss carryforwards were calculated at DSV on the basis of a planning horizon of 20 years (starting January 1, 2006) for the discharge of the company’s pension obligations and the average earnings in recent years.

The planning horizon of LRB as an active company was set at five years due to the lack of visibility of its income, which is mainly generated from dividend payments. Based on the assumption of a breakeven result in the future, no deferred taxes were recognized on corporation tax or municipal trade tax.

December 31, 2010

Deferred tax assets	Dec. 31, 2009 € million	Utilization € million	Additions € million	Dec. 31, 2010 € million

DSV
Corporation tax	1.1	0.4	0.0	0.7
Municipal trade tax	1.2	0.4	0.0	0.8

Total DSV	2.3	0.8	0.0	1.5

December 31, 2009

Deferred tax assets	Dec. 31, 2008 € million	Utilization € million	Additions € million	Dec. 31, 2009 € million

DSV
Corporation tax	0.5	0.0	0.6	1.1
Municipal trade tax	0.6	0.0	0.6	1.2

Total DSV	1.1	0.0	1.2	2.3

(49)	Other assets

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Cash collateral from collateral management	11.4	86.4	-75.0
Prepaid expenses	1.3	1.2	0.1
Other	0.4	0.8	-0.4

Total	13.1	88.4	-75.3

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(50)	Liabilities to banks

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Repayable on demand	0.1	0.0	0.1
Time deposits	210.0	965.0	-755.0
Registered bonds and promissory note loans	1,344.0	1,676.6	-332.6
Global loans	940.2	1,018.4	-78.2

Total	2,494.3	3,660.0	-1,165.7

(51)	Liabilities to customers

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Repayable on demand	62.5	64.5	-2.0
Time deposits	14.9	9.2	5.7
Registered bonds and promissory note loans	5,453.9	5,605.7	-151.8
Loan agreements	47.9	59.7	-11.8
Other	49.7	45.7	4.0

Total	5,628.9	5,784.8	-155.9

(52)	Securitized liabilities

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Medium-term notes	42,963.0	40,152.5	2,810.5
Global bonds	12,056.5	9,886.2	2,170.3
Euro commercial paper	10,032.6	10,163.8	-131.2
Bearer bonds	46.6	56.9	-10.3
Rentenbank bonds	3.1	3.8	-0.7

Total	65,101.8	60,263.2	4,838.6

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(53)	Negative fair values of derivative financial instruments

Derivatives are classified as follows in accordance with economic hedging relationships:

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Hedge accounting
Assets
Loans and advances to banks	1,295.8	1,191.2	104.6
Loans and advances to customers	60.6	33.0	27.6
Financial investments	673.0	570.4	102.6
Liabilities
Liabilities to banks	2.2	0.1	2.1
Liabilities to customers	0.0	1.0	-1.0
Securitized liabilities	25.3	19.3	6.0

Hedge accounting, total	2,056.9	1,815.0	241.9

Instruments designated as at fair value
Assets
Loans and advances to banks	23.7	22.8	0.9
Financial investments	215.4	133.8	81.6
Liabilities
Liabilities to banks	38.3	68.3	-30.0
Liabilities to customers	38.3	45.2	-6.9
Securitized liabilities	779.8	2,135.5	-1,355.7
Subordinated liabilities	-17.6	-7.9	-9.7

Treasury Management	85.2	36.2	49.0

Instruments designated as at fair value, total	1,163.1	2,433.9	-1,270.8

Other items
Assets
Loans and advances to banks	84.3	71.6	12.7
Loans and advances to customers	2.9	0.7	2.2
Financial investments	20.8	41.7	-20.9
Liabilities
Securitized liabilities	13.8	0.0	13.8
Total other items	121.8	114.0	7.8

Total	3,341.8	4,362.9	-1,021.1

Derivatives used to hedge other items mainly result from hedging relationships that were ineffective in accordance with hedge accounting criteria as of the balance sheet date.

Loans and advances to banks included in “total other items” comprise embedded derivatives (call rights from liquidity assistance loans) at a negative fair value of €0.7 million (compared with €0.7 million on December 31, 2009).

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(54)	Provisions

	Dec. 31, 2009 € million	Utilization € million	Reversals € million	Additions € million	Dec. 31, 2010 € million

a) Pension provisions	89.4	5.6	0.4	6.6	90.0
b) Other provisions	13.1	2.0	0.5	1.5	12.1

Total	102.5	7.6	0.9	8.1	102.1

a)	Provisions for pensions and similar obligations

The changes in pension provisions and the amounts recognized in the consolidated statement of comprehensive income are shown in the following table:

	2010 € million	2009 € million	Change in € million

Present value of pension obligations as of January 1	87.9	87.9	0.0
Less unrecognized actuarial gains (-)/losses (+)	-1.5	0.3	-1.8
Balance of provisions as of January 1	89.4	87.6	1.8
Current service cost	1.6	1.5	0.1
Interest cost	5.0	5.9	-0.9
Additions to pension provisions	6.6	7.4	-0.8
Pension benefits paid	-5.6	-5.6	0.0
Reversals	-0.4	0.0	-0.4
Balance of provisions as of December 31	90.0	89.4	0.6
Plus unrecognized actuarial gains (-)/losses (+)	0.0	-1.5	1.5
Present value of pension obligations as of December 31	90.0	87.9	2.1

Differences between the present value of pension obligations and the provision reported in the balance sheet resulted from the application of the corridor approach set out in IAS 19.92 et seq. Pursuant to this approach, gains and losses resulting from changes in measurement bases and parameters (so-called actuarial gains/losses) are recognized pro rata temporis only when such gains or losses exceed 10% of the actual pension obligation. Actuarial gains or losses within the 10% corridor are not taken into account. As of December 31, 2010, there are no actuarial gains and losses to be taken into account in subsequent years.

The additions to pension provisions of €6.6 million were reported in full under administrative expenses.

Pension obligations were calculated on the basis of the following actuarial assumptions:

	Dec. 31, 2010	Dec. 31, 2009

Discount rate	4.8%	5.2%
Future salary increases
Increase based on collective wage agreements	2.3%	2.5%
Career trend until the age of 45	1.0%	1.0%
Future pension increases	1.0%-2.3%	1.0%-2.5%
Rate of inflation	2.3%	2.5%
Staff turnover rate	2.0%	2.0%

The Group maintains various pension plans. The differences in the pension increase rates are due to the fact that different rates of increase apply to the various pension plans.

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The present value of pension obligations changed as follows :

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Dec. 31, 2008 € million	Dec. 31, 2007 € million	Dec. 31, 2006 € million

Present value of pension obligations	90.0	87.9	87.9	86.7	95.5
Experience adjustments of pension obligations	1.5	-1.8	1.1	-9.5	8.2

Experience adjustments of pension obligations are defined as the difference between the actual pension obligation and the expected pension obligation as determined on the basis of the measurement parameters of the previous reporting date. Therefore, the experience adjustment corresponds to the change in actuarial gains/losses.

(b)	Other provisions

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Administration of former equity investments	10.0	10.2	-0.2
Other provisions	2.1	2.9	-0.8

Total	12.1	13.1	-1.0

Provisions for the administration of former equity investments were mainly recognized for outstanding pension obligations. Other provisions primarily included provisions for potential payments for service anniversaries or early retirement.

(55)	Subordinated liabilities

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Medium-term notes	627.3	899.4	-272.1
Loan agreements	202.8	164.8	38.0
Promissory note loans	59.4	57.7	1.7

Total	889.5	1,121.9	-232.4

The subordinated liabilities are structured as promissory note loans, loan agreements and bearer securities issued in the form of global certificates. The net expense after collateralization for subordinated liabilities in the amount of €889.5 million (compared with €1,121.9 million on December 31, 2009) totals €9 million (compared with €19 million on December 31, 2009). Three bonds account for more than 10% each of the total carrying amount of subordinated liabilities; these bonds have the following features:

1.	Nominal amount: JPY 25 billion; carrying amount: €180.5 million; maturity: April 21, 2036; interest rate before collateralization: 2.8%

2.	Nominal amount: €100 million; carrying amount: €103.0 million; maturity: August 18, 2021; interest rate before collateralization: 2.222%

3.	Nominal amount: €100 million; carrying amount: €103.3 million; maturity: August 18,.2021: interest rate before collateralization: 2.252%

The terms and conditions of all subordinated liabilities fulfil the requirements of Section 10 (5a) of the German Banking Act and do not provide for early repayment or conversion.

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(56)	Other liabilities

Other liabilities consisted of the following:

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Cash collateral from collateral management	4,007.8	262.9	3,744.9
Deferred income	42.2	33.2	9.0
Discounted promotional contribution	17.9	10.7	7.2
Accruals	7.0	6.0	1.0
Other liabilities	3.1	3.6	-0.5

Total	4,078.0	316.4	3,761.6

Cash collateral from collateral management refers to collateral received by the Bank to secure the positive fair values from derivatives exceeding the contractually agreed allowance amounts and minimum transfer amounts.

The German federal states (Bundesländer) grant interest subsidies within the framework of investment support programs, which the Bank passes on to the agricultural sector in connection with its promotional loans. The deferred income item includes the prepayments of these interest subsidies.

Discounted promotional contributions relate to the interest subsidies and lump-sum administrative costs for committed special loans that have not yet been disbursed.

Accruals mainly include obligations from single salary payments.

Other liabilities primarily include liabilities to the tax authorities amounting to €1.2 million (compared with €2.0 million on December 31, 2009).

(57)	Equity

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Subscribed capital	135.0	135.0	0.0
Retained earnings
Principal reserve	651.6	564.6	87.0
Guarantee reserve	159.1	188.3	-29.2
Other retained earnings	1,592.7	1,510.5	82.2
Total retained earnings	2,403.4	2,263.4	140.0
Revaluation reserve	-403.6	-173.6	-230.0
Group’s net profit/loss	11.8	11.3	0.5

Total	2,146.6	2,236.1	-89.5

The principal reserve (Hauptrücklage) and the guarantee reserve (Deckungsrücklage) are recognized in the Bank’s separate financial statements and transferred to the consolidated financial statements. The remaining net income for the year is transferred to other retained earnings, taking into account the Group’s distributable net profit.

The decrease in the revaluation reserve of €230 million was partially offset by the amortization of the securities reclassified to the “held-to-maturity” category in 2008 in the amount of €74.0 million.

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(58)	Contingent liabilities and other commitments

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Contingent liabilities
Liabilities from guarantees and indemnity agreements	4.1	119.1	-115.0
Other commitments
Irrevocable loan commitments	612.3	801.5	-189.2

Total	616.4	920.6	-304.2

Contingent liabilities included default guarantees for capital market loans subject to interest subsidies in the amount of €3.5 million (compared with €3.8 million as of December 31, 2009). There are back-to-back guarantees granted by the government for capital market loans subject to interest subsidies that fully collateralize the default guarantees. The remaining contingent liabilities represent guarantees and indemnities based on the Bank’s mandate to promote agriculture. These liabilities were assumed from a public-sector institution: hence no financial effects are expected for the Bank. A back-to-back guarantee from the German government in the amount of €110 million was repaid in the year under review.

Other commitments include irrevocable loan commitments from the lending business.

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Notes to financial instruments

(59)	Financial instruments by measurement categories

	Full fair value		Hedge fair value		Amortized cost

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Dec. 31, 2010 € million	Dec. 31, 2009 € million

Assets
Held for trading
Positive fair values of derivative financial instruments	5,333.4	2,323.5	706.3	548.9
Designated as at fair value
Loans and advances to banks	19,707.0	18,112.0
Loans and advances to customers	360.6	13.4
Financial investments	10,265.1	12,269.5
Loans and Receivables
Balances with central banks					53.4	102.1
Loans and advances to banks			27,462.6	23,948.9	2,394.6	4,124.3
Loans and advances to customers			708.7	533.0	455.6	66.5
Other assets					11.4	116.3
Available for Sale
Financial investments	810.0	872.6	11,800.0	10,560.1	118.8	118.8
Held to Maturity
Financial investments					3,547.8	4,116.3

Total assets	36,476.1	33,591.0	40,677.6	35,590.9	6,581.6	8,644.3

	Full fair value		Hedge fair value		Amortized cost

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Dec. 31, 2010 € million	Dec. 31, 2009 € million

Liabilities
Held for trading
Negative fair values of derivative financial instruments	1,284.9	2,547.9	2,056.9	1,815.0
Designated as at fair value
Liabilities to banks	1,234.8	2,209.4
Liabilities to customers	880.0	827.0
Securitized liabilities	52,400.7	48,539.2
Subordinated liabilities	830.2	1,064.2
Other Liabilities
Liabilities to banks			670.2	599.0	589.3	851.6
Liabilities to customers			2,616.9	2,588.6	2,132.0	2,369.2
Securitized liabilities			8,947.6	9,899.1	3,753.5	1,824.9
Subordinated liabilities			59.3	57.7	0.0	0.0
Other liabilities					4,008.1	263.1

Total liabilities	56,630.6	55,187.7	14,350.9	14,959.4	10,482.9	5,308.8

The “hedge fair value” column for the category “loans and receivables” includes, with respect to loans and advances to banks and to customers, the corresponding portions from the item “fair value changes of hedged items in a portfolio hedge.” Securities of the “available for sale” category and derivatives that were allocated to hedge accounting and whose fair value changes were recognized in the result from hedge accounting were included in the “hedge fair value” column, irrespective of their measurement at full fair value.

The difference between the carrying amounts and the contractually agreed repayment for liabilities designated as at fair value amounted to €37.7 million (compared with €392.5 million on December 31, 2009). This amount resulted from measurement at fair value and from differences between the cost and the repayment amount, particularly for zero coupon bonds.

The amount of the maximum credit risk exposure (carrying amount) for loans and advances to banks and customers of the category “designated as at fair value” totaled €20,067.6 million (compared with €18,125.4 million on December 31, 2009).

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(60)	Result by measurement categories

The earnings contributions can be broken down by measurement category as follows:

	Interest income/amortization		Interest expense/amortization		Provision for loan losses/promotional contribution (LLP/PC)		Net interest income after LLP/PC

	2010	2009	2010	2009	2010	2009	2010	2009

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Held for trading	1,913.0	1,283.8	1,190.5	848.2	0.0	0.0	722.5	435.6
Designated as at fair value	373.1	849.0	1,831.2	1,904.3	4.5	6.2	-1,462.6	-1,061.5
Loans and receivables	1,130.2	1,141.3	1.0	0.5	0.5	34.2	1,128.7	1,106.6
Available for sale	541.9	476.8	7.7	4.0	0.0	0.0	534.2	472.8
Held to maturity	61.1	97.4	1.6	0.2	0.0	0.0	59.5	97.2
Other liabilities	0.0	6.2	636.4	716.3	0.0	0.0	-636.4	-710.1
No financial instruments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	4,019.3	3,854.5	3,668.4	3,473.5	5.0	40.4	345.9	340.6

	Net interest income after LLP/PC		Fee and commission income		Fee and commission expenses		Net interest income after LLP/PC plus net fee and commission income

	2010	2009	2010	2009	2010	2009	2010	2009

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Held for trading	722.5	435.6	0.0	0.0	0.0	0.0	722.5	435.6
Designated as at fair value	-1,462.6	-1,061.5	0.4	0.5	1.3	1.2	-1,463.5	-1,061.5
Loans and receivables	1,128.7	1,106.6	2.3	2.4	0.1	0.0	1,130.9	1,109.0
Available for sale	534.2	472.8	0.0	0.0	1.0	0.8	533.2	472.0
Held to maturity	59.5	97.2	0.0	0.0	0.3	0.3	59.2	96.9
Other liabilities	-636.4	-710.1	0.0	0.0	0.0	0.0	-636.4	-710.1
No financial instruments	0.0	0.0	0.0	1.4	0.0	0.0	0.0	1.4

Total	345.9	340.6	2.7	4.3	2.7	2.3	345.9	342.6

	Net interest income after LLP/PC plus net fee and commission income		Result from fair value measurement and from hedge accounting		Other		Total

	2010	2009	2010	2009	2010	2009	2010	2009

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Held for trading	722.5	435.6	12.1	-1,196.7	0.0	0.0	734.6	-761.1
Designated as at fair value	-1,463.5	-1,062.2	-52.9	755.4	0.0	0.0	-1,516.4	-306.8
Loans and receivables	1,130.9	1,109.0	-63.7	101.5	0.0	0.0	1,067.2	1,210.5
Available for sale	533.2	472.0	45.4	108.8	-0.1	0.0	578.5	580.8
Held to maturity	59.2	96.9	0.0	0.0	0.0	0.0	59.2	96.9
Other liabilities	-636.4	-710.1	-85.3	-138.7	0.0	0.0	-721.7	-848.8
No financial instruments	0.0	1.4	0.0	0.0	-49.6	-49.8	-49.6	-48.4

Total	345.9	342.6	-144.4	-369.7	-49.7	-49.8	151.8	-76.9

All results to be recognized in the income statement were presented for the financial instruments by category; these mainly included results from interest, fees, and commissions as well as from the measurement at fair value and from hedge accounting. As far as existing hedging relationships are concerned, the results from fair value measurement and from hedge accounting of hedging instruments were reported under the category “held for trading” and the results of hedged items under the categories “loans and receivables” or “other liabilities.” Income and expenses not generated from financial instruments were reported in the line item “no financial instruments.” Personnel expenses, administrative expenses, depreciation and write-downs of operating and office equipment, taxes, and other operating expenses and income are shown in the “other” column.

(61)	Fair value measurement hierarchy

IFRS 7 defines a fair value measurement hierarchy which is based on whether the inputs of the valuation models can be observed or not. Market data from independent sources is considered to be observable

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market data. Unobservable inputs are based on Group-internal assumptions. This results in the following hierarchy of measurement methods:

•	Level I: quoted prices in active markets for identical instruments

•	Level 2: prices quoted for a similar asset or a similar liability on an active market or determined using valuation techniques based on observable market data

•	Level 3: prices determined using valuation techniques where material inputs are not based on observable market data

	Level 1 as of Dec. 31		Level 2 as of Dec. 31,		Level 3 as of Dec. 31

	2010 € million	2009 € million	2010 € million	2009 € million	2010 € million	2009 € million

Loans and advances to banks	0.0	0.0	19,707.0	18,112.0	0.0	0.0
Loans and advances to customers	0.0	0.0	360.6	13.4	0.0	0.0
Positive fair values of derivative financial instruments	0.0	0.0	6,039.7	2,872.4	0.0	0.0
Financial investments	19,291.7	22,256 6	3,583.4	1,445.6	0.0	0.0
Total assets	19,291.7	22,256.6	29,690.7	22,443.4	0.0	0.0

Liabilities to banks	0.0	0.0	1,234.8	2,209.4	0.0	0.0
Liabilities to customers	0.0	0.0	880.0	827.0	0.0	0.0
Securitized liabilities	40,871.2	36,171.0	11,529.5	12,368.2	0.0	0.0
Negative fair values of derivative financial instruments	0 0	0.0	3,341.8	4,362.9	0.0	0.0
Subordinated liabilities	0.0	0.0	830.2	1,064.2	0.0	0.0

Total liabilities	40,871.2	36,171.0	17,816.3	20,831.7	0.0	0.0

The following transfers were made between Levels 1 and 2 as of December 31, 2010:

	Level 1 è Level 2 € million	Level 2 è Level 1 € million

Financial investments	2,723.7	394.8
Securitized liabilities	213.3	756.2

Total	2,937.0	1,151.0

The reason for these transfers was, as appropriate, either the availability, or the absence of prices on active markets.

(62)	Additional disclosures on the fair value of financial instruments

The following table shows the fair values of all financial instruments that are not recognized at fair value in the balance sheet and their respective carrying amounts.

	Dec. 31, 2010			Dec. 31, 2009

	Fair value € million	Carrying amount € million	Difference € million	Fair value € million	Carrying amount € million	Difference € million

Assets
Cash and balances with central banks	53.4	53.4	0.0	102.1	102.1	0.0
Loans and advances to banks	30,490.1	29,857.2	632.9	28,333.7	28,073.2	260.5
Loans and advances to customers	1,179.6	1,164.3	15.3	595.7	599.5	-3.8
Financial investments	3,508.8	3,547.8	-39.0	4,160.2	4,116.3	43.9

Total assets	35,231.9	34,622.7	609.2	33,191.7	32,891.1	300.6

Liabilities
Liabilities to banks	1,295.6	1,259.5	36.1	1,486.4	1,450.6	35.8
Liabilities to customers	4,871.5	4,748.9	122.6	5,063.9	4,957.8	106.1
Securitized liabilities	12,735.8	12,701.1	34.7	11,755.2	11,724.0	31.2
Subordinated liabilities	56.8	59.3	-2.5	56.1	57.7	-1.6

Total liabilities	18,959.7	18, 768.8	190.9	18,361.6	18,190.1	171.5

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Loans and advances to banks and to customers include the corresponding portions from the item “measurement of the portfolio of hedged items.” The fair value of equity investments accounted for at cost could not be reliably determined.

(63)	Derivatives

Presentation of volumes

	Notional amounts		Fair values positive		Fair values negative

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Dec. 31, 2010 € million	Dec. 31, 2009 € million

Interest rate risks
Interest rate swaps	75,408	66,537	1,770	1,324	2,349	2,104
– thereof termination and conversion rights embedded in swaps	753	799	18	9	33	73
Swaptions
– purchases	0	0	0	0	0	0
– sales	626	647	0	0	35	39
Other forward interest rate contracts	7	447	7	8	0	0

Total exposure to interest rate risks	76,041	67,631	1,777	1,332	2,384	2,143

Currency risks
Cross-currency interest rate swaps	44,219	41,031	4,213	1,357	872	2,181
– thereof currency options embedded in swaps	181	187	19	11	8	8
– thereof termination rights embedded in swaps	101	83	0	0	5	5
Currency swaps	8,698	8,951	48	181	85	35

Total exposure to currency risks	52,917	49,982	4,261	1,538	957	2,216

Share price risk and other price risks
Share index swaps	45	131	2	2	1	4
– thereof stock options embedded in swaps	45	131	2	2	1	4
Total exposure to share price risk and other price risks	45	131	2	2	1	4

Total	129,033	117,744	6,040	2,872	3,342	4,363

Structure of counterparties

	Notional amounts		Fair values positive		Fair values negative

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Dec. 31, 2010 € million	Dec. 31, 2009 € million

Banks in the EU/OECD countries	109,249	100,566	4,749	2,198	2,961	3,658
Other counterparties in the EU/OECD countries	19,754	17,178	1,291	674	381	705

Total	129,033	117,744	6,040	2,872	3,342	4,363

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(64)	Liquidity analysis

Assets	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Loans and advances to banks
up to 3 months	8,120	5,189	2,931
more than 3 months to 1 year	6,056	5,601	455
more than 1 year to 5 years	16,650	16,286	364
more than 5 years	18,258	18,612	-354
Loans and advances to customers
up to 3 months	14	14	0
more than 3 months to 1 year	74	63	11
more than 1 year to 5 years	953	334	619
more than 5 years	417	169	248
Positive fair values of derivative financial instruments
up to 3 months	109	696	-587
more than 3 months to 1 year	497	80	417
more than 1 year to 5 years	2,141	337	1,804
more than 5 years	618	139	479
Financial investments
up to 3 months	2,675	2,729	-55
more than 3 months to 1 year	4,216	4,242	-26
more than 1 year to 5 years	14,430	13,751	679
more than 5 years or unspecified maturity	5,182	7,093	-1,911
Irrevocable loan commitments
up to 3 months	0	0	0
more than 3 months to 1 year	560	748	-188
more than 1 year to 5 years	52	54	-2
more than 5 years or unspecified maturity	0	0	0

Liabilities	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Liabilities to banks
up to 3 months	294	1,178	-884
more than 3 months to 1 year	138	434	-296
more than 1 year to 5 years	1,218	947	271
more than 5 years	820	1,117	-297
Liabilities to customers
up to 3 months	161	120	41
more than 3 months to 1 year	308	247	61
more than 1 year to 5 years	1,663	1,829	-166
more than 5 years	3,781	3,960	-179
Securitized liabilities
up to 3 months	10,108	13,033	-2,925
more than 3 months to 1 year	7,858	7,147	711
more than 1 year to 5 years	33,646	27,240	6,406
more than 5 years	12,924	12,613	311
Negative fair values of derivative financial instruments
up to 3 months	225	570	-345
more than 3 months to 1 year	173	439	-266
more than 1 year to 5 years	650	1,521	-871
more than 5 years	125	387	-262
Subordinated liabilities
up to 3 months	6	3	3
more than 3 months to 1 year	15	328	-313
more than 1 year to 5 years	121	103	18
more than 5 years	789	696	93

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The amounts stated in the liquidity analysis represent the contractually agreed repayment amounts, which differ from the carrying amounts reported in the balance sheet.

The cash flows from positive and negative fair values of derivative financial instruments have been allocated to the appropriate side of the balance sheet depending on their fair value. Accordingly, negative cash inflows may have a positive fair value and vice versa.

(65)	Maturity analysis

Assets	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Loans and advances to banks
up to 12 months	13,271.3	10,862.8	2,408.5
more than 12 months	36,292.9	35,322.4	970.5
Loans and advances to customers
up to 12 months	293.3	271.5	21.8
more than 12 months	1,231.6	341.4	890.2
Positive fair values of derivative financial instruments
up to 12 months	1,492.4	1,100.2	392.2
more than 12 months	4,547.3	1,772.2	2,775.1
Financial investments
up to 12 months	6,980.4	7,107.7	-127.3
more than 12 months	19,561.3	20,829.6	-1,268.3

Liabilities	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Liabilities to banks
up to 12 months	433.3	1,614.1	-1,180.8
more than 12 months	2,061.0	2,045.9	15.1
Liabilities to customers
up to 12 months	467.2	422.9	44.3
more than 12 months	5,161.7	5,361.9	-200.2
Securitized liabilities
up to 12 months	18,769.7	20,410.4	-1,640.7
more than 12 months	46,332.1	39,852.8	6,479.3
Negative fair values of derivative financial instruments
up to 12 months	885.5	1,309.7	-424.2
more than 12 months	2,456.3	3,053.2	-596.9
Subordinated liabilities
up to 12 months	54.0	336.3	-282.3
more than 12 months	835.5	785.6	49.9

The maturity analysis includes the carrying amounts of all financial instruments, which are presented in groups by maturity (“up to 12 months” and “more than 12 months”). Transactions with an unspecified maturity (e.g. equity investments) were assumed to have a maturity of more than twelve months. Loans and advances to banks and to customers include the corresponding portions from the balance sheet item “measurement of the portfolio of hedged items.”

Cash collateral from collateral management reported under other assets or other liabilities in the amount of €11.4 million and €4,007.8 million, respectively, have a maturity of up to twelve months. The other assets are not reflected as a result of their lack of materiality.

The liability items included financial instruments and immaterial other liability items as well as pension provisions, of which €5.6 million (compared with €5.7 million on December 31, 2009) have a maturity of up to twelve months and €84.4 million (compared with €83.7 million on December 31, 2009) have a maturity of more than twelve months.

Other disclosures

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(66)	Capital management

The investment of capital is decided by the Board of Managing Directors after the preparation of the financial statements, following the proposal of the Liquidity Committee. The decision takes into account the forecasted interest trend as well as maturity structures. Further information on capital management is included in the following Notes.

(67)	Regulatory capital

In accordance with IAS 1.135, disclosures have to be made on regulatory capital in the consolidated financial statements.

The Group’s regulatory capital was determined pursuant to the provisions of Sections 10 and 10a of the German Banking Act (Kreditwesengesetz, KWG). Pursuant to the option set out in Section 10a (7) KWG, we elected not to use the IFRS consolidated financial statements as the basis for calculating regulatory capital. The calculation of the amount of the Group’s own funds was made in accordance with Section 64h (4) KWG using the aggregation method, on the basis of the separate HGB financial statements of the Group companies prior to the approval of the financial statements. Accordingly, there are differences in the amounts reported for the following items between both the IFRS consolidated financial statements and the HGB separate financial statements. Under the aggregation method, the own funds of the companies included in the consolidated financial statements are not consolidated, but aggregated, while the carrying amounts of the equity investments are deducted. Own funds comprise liable capital - consisting of core capital (Tier 1) and supplementary capital (Tier 2) - plus Tier 3 capital.

The composition of the Group’s consolidated own funds as of December 31, 2010 on the basis of the HGB values is shown in the following table:

	Dec. 31, 2010 € million	Dec. 31, 2009 € million	Change in € million

Analysis of own funds
Subscribed capital	176	176	0
Disclosed reserves	782	748	34
Fund for general banking risks	1,126	1,043	83
Intangible assets	-1	-1	0
Loss carryforward	-12	-12	0

Tier 1 capital	2,071	1,954	117

Subordinated liabilities	900	913	-13
Other components	289	173	116

Tier 2 capital	1,189	1,086	103

Liable capital	3,260	3,040	220

Tier 3 capital	0	0	0
thereof Tier 3 capital utilized	0	0	0

Total own funds	3,260	3,040	220

In accordance with the German Solvency Regulation (Solvabilitätsverordnung, SolvV), the core capital ratio (core capital/risk-weighted assets) may not be less than 4% and the capital ratio (liable capital/risk-weighted assets) as well as the total capital ratio (eligible own funds/total of risk-weighted assets and 12.5-times the capital charge for market risk positions) may not be less than 8%.

	Dec. 31, 2010 € million	Dec. 31, 2009 € million

Risk-weighted assets	12,614	12,157
Capital requirements
Credit risk	1,010	972
Market risk	0	1
Operational risk	25	46

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The following ratios were calculated at Group level as of the reporting date:

	Dec. 31, 2010%	Dec. 31, 2009%

Tier 1 ratio pursuant to SolvV	16.0	15.3
Total capital ratio pursuant to SolvV	25.2	23.9

The Bank’s ratios differ only marginally from the Group’s ratios. The Bank fulfilled the regulatory capital requirements at all times in the year under review.

(68)	Capital adequacy

Capital requirements for credit risks and for equity exposures

As described in the overall banking strategy and the risk-bearing capacity concept (see Management Report), the risk cover is sufficient to cover current and future risks.

The Credit Risk Standardized Approach (CRSA) was used for all exposure classes to determine the regulatory capital requirements for credit risks.

Specific risk weightings, as prescribed by the German regulatory authority, apply for capital requirements for credit risk. The risk weight for the exposure classes “Central governments” and “Corporates” depends on the external rating, while the risk weight of the “Institutions” class depends on the external rating of the country of domicile.

The following table shows the capital requirements for credit risk under CRSA by exposure class as of December 31, 2010:

	Dec. 31, 2010 € million	Dec. 31, 2009 € million

Central governments	4	0
Institutions	894	874
Corporates	24	22
Equity investment	14	14
Covered bonds issued by financial institutions	72	60
Other items	2	2

Capital requirements for credit risks	1,010	972

Capital requirements for market risks

In order to determine the capital requirements for foreign currency risks, we calculate the total currency exposure, which amounted to €0.3 million as of December 31, 2010 (compared to €0.6 million on December 31, 2009), based on the standardized approach.

There were no commodity, trading book or other market risk exposures. The Bank did not use its own risk models.

Capital requirements for operational risks

In the year under review, the exposure to operational risks was determined for regulatory purposes using the basic indicator approach. Capital requirements for operational risk amounted to €25 million as of December 31, 2010 (compared with €46 million on December 31, 2009).

(69)	Exposure amounts with risk weights prescribed by regulatory authorities

In the context of determining the capital requirements for credit risk exposures under CRSA, the Bank only uses external ratings by Moody’s Investors Service in the exposure classes “Corporates,” “Institutions” and “Central governments.”

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The following overview shows the amount of credit risk exposure before and after collateral of the regulatory risk weights applicable under CRSA as of December 31, 2010:

	Total of amounts receivable outstanding

Risk weight in %	Before credit risk mitigation € million	After credit risk mitigation € million

0	9,428	17,240
10	7,715	7,679
20	59,438	52,443
50	1,659	885
100	1,015	1,008

CRSA, total	79,255	79,255

Due to substitution effects, exposure amounts with originally higher risk weights are reported in exposures with a risk weight of 0%. Therefore, the sum total of the exposure amounts does not change.

(70)	Credit risk mitigation techniques

Only warranties, especially guarantees and indemnities, as well as financial collateral, are used by the Bank to reduce the capital charge within the scope of the Solvency Regulation under the Financial Collateral Simple Method. Only European countries, the German federal government, the German federal states and local authorities are recognized as eligible providers of credit protection.

Under the CRSA, the following collateral was used as of December 31, 2010:

Portfolio € million	Financial collateral	Guarantees

Central governments	—	1,216
Regional governments and local authorities	—	2,676
Institutions	2,992
Corporates	1,027

Total	4,019	3,892

Financial collateral is exclusively nettable collateral from collateralization agreements.

(71)	Assets pledged or accepted as security

Derivatives are entered into by the Group exclusively to hedge existing or expected market price risks. Only counterparties from EU/OECD countries with top credit quality are chosen for such transactions. The Bank has concluded collateral agreements with almost all counterparties with which it enters into derivative transactions. These agreements provide for cash deposits denominated exclusively in euros to secure the positive fair values from derivatives exceeding the contractually agreed allowance amounts and minimum transfer amounts, which depend on the credit quality. In return, the Bank undertakes to provide cash deposits denominated in euros in the case of negative fair values if these exceed the corresponding allowance and minimum transfer amounts. The interest applied to the collateral provided and accepted is the EONIA rate. Interest payments are made on a monthly basis. The carrying amounts of the cash collateral from the collateral management agreements amounted to €11.4 million (compared with €86.4 million on December 31, 2009) for collateral provided and €4,007.8 million (compared with €262.9 million on December 31, 2009) for collateral received.

In order to ensure solvency, freely available collateral existed in the nominal amount of €28,717 million (compared with €26,944 million on December 31, 2009) as of the balance sheet date. As in the prior year, no securities were deposited with Deutsche Bundesbank within the context of open market transactions at year-end 2010.

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As of December 31, 2010, the Bank was owed receivables from money-market transactions of €5.1 billion (compared with €1.8 billion as of December 31, 2009) from Eurex Clearing AG. The Bank had received securities as collateral in a nominal amount of €5.5 billion (compared with €1.9 billion as of December 31, 2009). Within the scope of the collateral agreement, securities from the Bank’s portfolio were provided as the initial margin in a nominal amount of €1.2 billion (as compared with €1.3 billion on December 31, 2009).

(72)	Derivative credit risk exposures and netting positions

The credit risk exposure from all derivative transactions amounted to €5,807 million (credit equivalent value) as of December 31, 2010 (as compared with €1,605 million on December 31, 2009). This exposure is determined using the mark-to-market method. The use of netting options from standardized netting arrangements as well as netting arrangements generally accepted by regulatory authorities with all counterparties leads to a reduction of positive replacement values.

The following overview shows the positive replacement values from derivative transactions as of December 31, 2010, before and after application of netting arrangements and eligible collateral:

€ million

Positive fair values before netting and collateral arrangements	6,040
Netting arrangements	2,652
Eligible collateral	4,008

Positive fair values after netting and collateral arrangements	0

The Bank does not enter into credit derivatives (credit default swaps or CDS) and therefore does not hold such instruments in its portfolio.

(73)	Volumes of foreign currency transactions

Due to the business strategy of the Group, there are generally no open currency positions. The currency risk is limited to the daily exchange rate changes to the balances in accounts held with correspondent banks denominated in foreign currencies.

The following table shows the related nominal foreign currency balances as of December 31, 2010:

Nominal amounts in € million	USD	GBP	CHF	JPY	CAD	AUD	Other	Total

Balance sheet assets
Loans and advances to banks	0.1	5.8	72.0	0.0	0.0	0.0	33.6	111.5
Loans and advances to customers	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Financial investments	969.5	322.5	0.0	267.5	210.5	0.0	10.3	1,780.3
Derivative financial instruments	32,727.8	2,530.5	2,163.3	3,475.7	1,242.9	6,696.4	3,202.9	52,039.5

Total assets	33,697.4	2,858.8	2,235.3	3,743.2	1,453.4	6,696.4	3,246.8	53,931.3

Balance sheet liabilities
Liabilities to banks	74.8	0.0	0.0	0.0	0.0	0.0	0.0	74.8
Liabilities to customers	82.3	0.0	0.0	46.0	0.0	0.0	0.0	128.3
Securitized liabilities	30,586.5	2,530.5	2,083.3	2,473.1	1,242.9	6,656.1	3,202.7	48,775.1
Subordinated liabilities	22.4	0.0	80.0	524.6	0.0	0.0	0.0	627.0
Derivative financial instruments	2,931.3	328.3	72.0	699.5	210.5	40.3	43.8	4,325.7

Total liabilities	33,697.3	2,858.3	2,235.3	3,743.2	1,453.4	6,696.4	3,246.5	53,930.9

Net currency position	0.1	0.0	0.0	0.0	0.0	0.0	0.3	0.4

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The foreign exchange gain/loss resulting from the measurement of open currency positions in the year 2010 amounted to €0.0 million and was reported in “net trading result.”

The following table shows the related nominal foreign currency balances as of December 31, 2009:

Nominal amounts in € million	USD	GBP	CHF	JPY	CAD	AUD	Other	Total

Balance sheet assets
Loans and advances to banks	23.3	11.9	20.2	73.0	0.0	0.0	43.7	172.1
Loans and advances to customers	19.5	0.0	0.0	0.0	0.0	0.0	0.0	19.5
Financial investments	892.1	19.3	33.7	279.3	185.4	0.0	46.2	1,456.0
Derivative financial instruments	32,480.5	2,673.9	1,668.2	3,260.2	983.5	4,313.2	2,567.9	47,947.4

Total assets	33,415.4	2,705.1	1,722.1	3,612.5	1,168.9	4,313.2	2,657.8	49,595.0

Balance sheet liabilities
Liabilities to banks	143.7	0.0	0.0	0.0	0.0	0.0	0.0	143.7
Liabilities to customers	76.3	0.0	0.0	60.1	0.0	0.0	0.0	136.4
Securitized liabilities	30,401.2	2,672.7	1,634.5	2,213.1	983.5	4,273.2	2,567.8	44,746.0
Subordinated liabilities	20.8	0.0	67.4	742.0	0.0	0.0	0.0	830.2
Derivative financial instruments	2,773.3	32.4	20.2	597.2	185.4	40.0	89.9	3,738.4

Total liabilities	33,415.3	2,705.1	1,722.1	3,612.4	1,168.9	4,313.2	2,657.7	49,594.7

Net currency position	0.1	0.0	0.0	0.1	0.0	0.0	0.1	0.3

The foreign exchange gain/loss resulting from the measurement of open currency positions in the year 2009 amounted to €0.0 million and was reported in “net trading result.”

(74)	Equity investments

	Subscribed capital in € million 2010	Shareholding in % 2010	Consolidation

LR-Beteiligungsgesellschaft mbH, Frankfurt	28.6	100.0	consolidated
DSV Silo- and Verwaltungsgesellschaft mbH, Frankfurt	17.9	100.0	consolidated
Getreide-Import-Gesellschaft mbH, Frankfurt	7.7	100.0	not consolidated
Deutsche Bauernsiedlung – Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt	8.7	25.1	not consolidated
LAND-DATA Gesellschaft für Verarbeitung landwirtschaftlicher Daten GmbH, Hannover	0.8	10.9	not consolidated
Landgesellschaft Mecklenburg-Vorpommern mbH, Leezen	10.2	9.8	not consolidated
Niedersächsische Landgesellschaft mbH, Hannover	0.8	6.3	not consolidated
Landgesellschaft Sachsen-Anhalt mbH, Magdeburg	9.2	5.6	not consolidated
DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt	3,160.1	3.4	not consolidated
Landesgesellschaft Schleswig-Holstein mbH, Kiel	27.5	3.2	not consolidated

We elected not to consolidate our shareholdings in Getreide-Import-Gesellschaft mbH, Frankfurt/Main, and Deutsche Bauernsiedlung - Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main, for want of materiality. As a result of the small percentage of interests held in subscribed capital, the other companies were not required to be consolidated.

(75)	Related party disclosures

In accordance with IAS 24, transactions between related parties and the Group of the Landwirtschaftliche Rentenbank must be disclosed. Related parties are the members of the Board of Managing Directors and of the Advisory Board as well as the unconsolidated companies where the shareholding amounts to more than 10% (Getreide-Import-Gesellschaft mbH, Frankfurt/Main, Deutsche Bauernsiedlung - Deutsche Gesellschaft für Landentwicklung GmbH, Frankfurt/Main, and LAND-DATA Gesellschaft für Verarbeitung

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landwirtschaftlicher Daten GmbH, Hannover). Related party transactions were entered into on an arm’s length basis.

The following transactions were entered into with members of the Board of Managing Directors and unconsolidated companies:

	Board of Managing Directors				Unconsolidated companies

	Volume		Outstanding balances		Volume		Outstanding balances

in € million	2010	2009	2010	2009	2010	2009	2010	2009

Deposits	0.1	0.4	0.0	0.0	9.8	9.4	0.0	0.0
Loans	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Total	0.1	0.4	0.0	0.0	9.8	9.4	0.0	0.0

The Group did not enter into any transactions with members of the Advisory Board.

The following remuneration was determined for the individual members of the Board of Managing Directors and the managing directors for fiscal year 2010:

	Fixed remuneration		Variable remuneration		Other remuneration		Total

in €’000s	2010	2009	2010	2009	2010	2009	2010	2009

Hans Bernhardt	300.0	290.0	355.0	355.0	32.0	32.0	687.0	677.0
Dr. Horst Reinhardt	300.0	290.0	355.0	330.0	22.0	22.0	677.0	642.0
Dr. Marcus Dahmen (until February 8, 2010)	34.0	350.0	390.0	390.0	837.0	9.0	1,261.0	749.0
Board of Management of LR, total	634.0	930.0	1,100.0	1,075.0	891.0	63.0	2,625.0	2,068.0
Management of LRB and DSV
Jens Kollmann	12.3	12.3	0.0	0.0	0.0	0.0	12.3	12.3
Lothar Kuhfahl (since November 1, 2009)	12.3	2.0	0.0	0.0	0.0	0.0	12.3	2.0
Hans Erich Waßmuth (until October 31, 2009)	0.0	10.3	0.0	0.0	0.0	0.0	0.0	10.3
Management of LRB and DSV, total	24.6	24.6	0.0	0.0	0.0	0.0	24.6	24.6

Post-employment benefits to members of the Board of Managing Directors were recognized as an expense in the amount of €696 thousand (compared with €195 thousand on December 31, 2009).

Pension obligations to former members of the Board of Managing Directors and former managing directors as well as their surviving dependants totaled €16,279 thousand (compared with €16,329 thousand on December 31, 2009) as of 31 December, 2010. Benefits paid in the reporting period amount to €1,251 thousand (compared with €1,465 thousand in 2009).

In accordance with the applicable remuneration arrangement, the Chairman/Chairwoman of the Advisory Board receives fixed remuneration of €25 thousand and the Deputy Chairman/Chairwoman €12.5 thousand. Members who chair a committee of the Advisory Board receive €10 thousand, unless they already receive higher remuneration for another board position. Members of the Advisory Board working on a committee receive remuneration of €8.5 thousand, while members not working on a committee receive remuneration of €7 thousand. In addition, members of the Advisory Board receive attendance fees amounting to €0.5 thousand per meeting attended.

The total remuneration for Advisory Board activities in the year under review amounted to €220 thousand (compared with €211 thousand on December 31, 2009), both figures including VAT. The following table shows the individual remuneration, not including VAT:

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	Membership		Remuneration		Attendance fees

in €’000s	2010	2009	2010	2009	2010	2009

Gerd Sonnleitner
(Chairman)	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	25.0	25.0	3.0	2.5
Ilse Aigner **	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	12.5	12.5	1.5	1.5
Dr. Till Backhaus	—	Jan. 1 - Dec. 31	0.0	7.0	0.0	0.0
Dr. Helmut Born	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	8.5	8.5	2.5	2.0
Dr. Rolf-E. Breuer	—	Jan. 1 - July 15	0.0	5.4	0.0	0.5
Wilhelm Dietzel	—	Jan. 1 - Feb. 5	0.0	0.6	0.0	0.0
Bruno Fehse	Jan. 1 - Dec. 31	July 16 - Dec 31	7.0	3.2	1.0	1.0
Udo Folgart	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	7.0	7.0	1.5	0.0
Heinrich Haasis	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	8.5	8.5	1.0	1.0
Werner Hilse	Jan. 1 - Dec. 31	July 16 - Dec 31	8.5	3.9	1.5	1.0
Dr. Benjamin-Immanuel Hoff	Jan. 1 - Dec. 31	—	7.0	0.0	1.5	0.0
Dietrich Jahn	Jan. 1 - Dec. 31	Apr. 2 - Dec. 31	8.5	8.1	1.5	1.5
Wolfgang Kirsch	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	8.5	8.5	1.5	1.5
Dr. Robert Kloos	Oct. 1 - Dec. 31	—	1.9	0.0	0.5	0.0
Silke Lautenschlager *	—	Feb. 6 - Dec. 31	0.0	6.4	0.0	1.5
Franz-Josef Möllers	July 1 - Dec. 31	Jan. 1 - July 15	3.7	4.6	1.0	0.5
Stefan Morsdorf	—	Jan. 1 - Nov. 10	0.0	6.1	0.0	0.0
Klaus-Peter Muller	Jan. 1 - Dec. 31	July 16 - Dec. 31	10.0	4.6	0.5	0.5
Manfred Nussel	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	8.5	8.5	2.5	1.0
Johannes Remmel	July 15 - Dec. 31	—	3.2	0.0	0.5	0.0
Brigitte Scherb	Jan. 1 - Dec. 31	Jan. 1 - Dec. 31	8.5	8.5	2.0	1.5
Norbert Schindler	Jan. 1 - June 30	Jan. 1 - Dec. 31	4.3	8.5	1.0	1.5
Dr. Peter Traumann	—	Jan. 1 - July 15	0.0	3.8	0.0	0.5
Eckhard Uhlenberg*	Jan. 1 - July 13	—	3.8	0.0	1.0	0.0
Dr. Jorg Wendisch	Jan. 1 - Sep. 30	Jan. 1 - Dec. 31	6.4	8.5	2.0	2.0
Hans-Joachim Wilms	Jan. 1 - July 15	0.0	4.6	0.0	0.0
Klaus Wiesehijgel	Jan. 1 - Dec. 31	July 16 - Dec. 31	8.5	3.9	1.5	0.5
Herbert Wolff	Jan. 1 - Dec. 31	—	7.0	0.0	1.5	0.0

* or representative
** Donation to Deutsche Stiftung Verbraucherschutz

(76)	Average number of employees

	2010			2009

	Men	Women	Total	Men	Women	Total

Full-time employees	120	76	196	115	78	193
Part-time employees	3	28	31	2	23	25

Total	123	104	227	117	101	218

(77)	Auditors’ fees

	2010 € ’000s	2009 € ’000s

Audit of financial statements	281	290
Other audit services	104	63
Other services	121	105

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Frankfurt/Main, March 8, 2011

LANDWIRTSCHAFTLICHE RENTENBANK

The Board of Managing Directors

/s/Hans Bernhardt	/s/ Dr. Horst Reinhardt
Hans Bernhardt	Dr. Horst Reinhardt

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable reporting principles for financial reporting, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position, and profit or loss of the Group, and the management report of the Group includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt/Main, March 8, 2011

LANDWIRTSCHAFTLICHE RENTENBANK

The Board of Managing Directors

/s/Hans Bernhardt	/s/ Dr. Horst Reinhardt
Hans Bernhardt	Dr. Horst Reinhardt

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ACCOUNTANT’S REPORT

For the complete consolidated financial statements and the group management report we have issued an unqualified Auditors’ Report according to § 322 of the German Commercial Code (Handelsgesetzbuch or HGB). The original German auditors’ report was given only with respect to the original and complete German consolidated financial statements and the group management report and not to the English translation of the consolidated financial statements and the group management report. The translation of the Auditors’ Report reads as follows:

Group Auditors’ Report

We have audited the consolidated financial statements prepared by the Landwirtschaftliche Rentenbank, Frankfurt am Main, comprising the statement of comprehensive income, balance sheet, statement of changes in equity, statement of cash flows and the notes to the financial statements together with the group management report for the business year from January 1 to December 31, 2010. The preparation of the consolidated financial statements and the group management report in accordance with International Financial Reporting Standards (“IFRSs”) as adopted by the European Union (EU), and the additional requirements of German commercial law pursuant to § 315a (1) of the German Commercial Code (HGB) as well as the additional regulations of the Statutes and the Rentenbank Law, are the responsibility of Rentenbank’s management. Our responsibility is to express an opinion on the consolidated financial statements and the group management report based on our audit.

We conducted our audit on the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of the entities to be included in consolidation, the accounting and consolidation principles used and the significant estimates made by Rentenbank’s management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements of the Landwirtschaftliche Rentenbank, Frankfurt am Main, comply with the IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a (1) HGB as well as the additional regulations of the Statutes and the Rentenbank Law and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group’s position and suitably presents opportunities and risks of future development.

Frankfurt am Main, March 8, 2011

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Prof. Dr. Kläs)	(Hansen
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

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UNCONSOLIDATED FINANCIAL STATEMENTS AND AUDITORS

The unconsolidated financial statements of Rentenbank have been prepared in accordance with the German Commercial Code (HGB) and the more specific requirements of the Accounting Regulation for Banks and Financial Service Institutions (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute—the “Bank Accounting Regulation”), as well as various additional practices, laws and regulations of the Federal Republic of Germany (collectively “German GAAP”). German GAAP emphasizes the principle of prudence (Vorsichtsprinzip) in the presentation of the financial statements to protect the interests of creditors.

Pursuant to Section 9 of Rentenbank’s Statutes, the annual unconsolidated financial statements of Rentenbank are to be examined by a Wirtschaftsprüfer (certified public accountant) who is appointed by the Advisory Board with the consent of the Supervising Authority. The public accountant’s long-form audit report (Prüfungsbericht) serves as the basis for the audit of the General Accounting Office (Bundesrechnungshof).

Rentenbank’s external auditors are Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main.

The annual audit of the unconsolidated financial statements is conducted in accordance with German GAAS. In the case of an institution directly under the federal government’s supervision, such as Rentenbank, the scope of the audit is extended to meet the requirements of the Budgeting and Accounting Act (Haushaltsgrundsätzegesetz). Such Act requires that the audit and the resulting report be designed in such a way that enables the Advisory Board, the Supervisory Authority, and the General Accounting Office to form their own opinion and take action as and when required. One of the specific aspects to be covered by the extended audit and the audit report is the proper conduct of Rentenbank’s business by its management.

In accordance with § 340(h) of the German Commercial Code (HGB), foreign currency amounts were converted and valued on the balance sheet date. Where foreign currency was set up to hedge interest and interest currency swap transactions, they are valued as a single unit.

The unconsolidated financial statements were drawn up uniformly in accordance with the accounting and valuation methods authorized for Rentenbank.

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SUMMARY OF MATERIAL DIFFERENCES
BETWEEN GERMAN GAAP AND U.S. GAAP

The unconsolidated financial statements of Rentenbank have been prepared in accordance with German GAAP. As a result, Rentenbank’s unconsolidated financial statements included in this annual report may differ substantially from financial statements prepared in accordance with accounting principles generally accepted and financial reporting practices followed in the United States (“U.S. GAAP”). Rentenbank is not required to prepare or present financial statements in accordance with accounting and reporting practices and principles followed in the United States.

The following is a summary of material differences between German GAAP and U.S. GAAP as of the dates of Rentenbank’s unconsolidated financial statements included in this annual report. It should not be taken as an exhaustive list of all differences. No attempt has been made to identify all disclosures, presentation or classification differences that would affect the manner in which transactions or events are presented in the financial statements and the consolidated financial statements of Rentenbank, respectively, or notes thereto.

Investment Securities

Under German GAAP, securities are classified as securities in the trading portfolio, “liquidity reserve” securities or fixed assets. Fixed assets are valued based on the “modified lower of cost or market principle” according to which the historic cost (the original purchase price) is subject to exceptional depreciation only if a permanent impairment in value is expected. Liquidity reserve securities are current assets and recorded at the lower of cost or market. Trading portfolio securities are recorded at fair value under consideration of a deduction to account for risk. All recognized changes in valuation are recorded in current income or expense, as applicable.

Under U.S. GAAP, investments in equity and debt securities are classified into the categories trading, available-for-sale or held-to-maturity (for debt securities only). According to Accounting Standards Codification (“ASC”) 320 “Investments—Debt and Equity Securities”, securities held to maturity are carried at amortized cost and are subject to other-than-temporary impairment tests. Trading and available-for-sale securities are recorded at fair value. Adjustments to the fair value of available-for-sale securities are included in other comprehensive income, a separate component of equity, while adjustments to the fair value of trading securities are included in the statement of income.

Derivative Instruments and Hedge Accounting

Under German GAAP, derivative instruments and embedded derivatives may be included in a financial institution’s trading book or investment book. Trading derivatives are treated as current assets and accordingly are recorded at fair value under consideration of a deduction to account for risk. Hedge accounting is permitted as micro-hedge, portfolio-hedge or macro-hedge (often referred to as gap hedge). Derivative financial instruments used for hedging purposes are generally accounted for as off-balance-sheet transactions and, in the case of Rentenbank, are disclosed in notes to the financial statements. Unrealized gains and losses of both the derivative financial instrument and hedged items are generally not recorded on the balance sheet or in the income statement. The related income and expense of a derivative financial instrument, such as interest income related to interest rate swaps, is reported on a basis consistent with the underlying hedged position pro rata temporis, often resembling synthetic instrument accounting.

Under U.S. GAAP pursuant to ASC 815, Derivatives and Hedging, all derivative instruments and embedded derivatives are recorded on the balance sheet at fair value as either assets or liabilities, regardless of any hedge relationship that might exist. Subject to certain specific qualifying conditions in ASC 815, a derivative instrument may be designated either as a hedge of the fair value of an asset liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument are reported in net income, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on a derivative instrument not qualifying as a hedge are reported in net income.

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Provision for Loan Losses

German GAAP requires that, in establishing and maintaining the allowance for loan losses, entities consider all evident risks relating to their lending operations, primarily counterparty credit risk. Specific provisions recorded for counterparty exposure equal the level of anticipated losses reduced by the expected net realizable value of any collateral provided. Additionally, serving as a cushion for unexpected credit losses, banks maintain a general reserve based on their historical loan loss experience. In general, the calculation of such general reserve follows the guidance and parameters included in the applicable tax laws.

Under U.S. GAAP, guidance relating to the impairment of loans is included in ASC 450 “Contingencies” and ASC 310 “Receivables”. For loans that are individually deemed impaired, specific reserves are determined based on the present value of future cash flows discounted at the loan’s effective interest rate, or where the loan is collateral dependent based on the fair value of the collateral provided. Where available, the observable market price of the loan can be used. U.S. GAAP requires recognition of a loss when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated, even though the particular loans that are not collectible may not be identifiable.

Certain Provisions and Reserves

German GAAP permits provision for general banking risks by setting up certain disclosed or “hidden” reserves. In accordance with Section 340(f) of the German Commercial Code, the disclosed reserves are based on the valuation of loans and advances to banks and customers as well as securities held as part of the liquidity reserve at a lower amount than required in order to reflect the risks associated with the banking business. Because the assets are shown at lower amounts in the balance sheet, there is no actual reserve shown on the balance sheet. Hidden reserves are restricted to 4% of the value of the assets. Income and expenditure relating to movements in the hidden reserves may be netted with the income or expenditure relating to lending operations. In addition, in accordance with Section 340(g) of the German Commercial Code and the principle of prudence, a general provision preventing against general risks related to the specific business model is also permitted and disclosed on the face of the balance sheet.

Under U.S. GAAP, provisions are only recorded when certain criteria are met. In accordance with ASC 450 “Contingencies” a provision is only recognized when (a) information available prior to issuance of the financial statements indicates that it is probable that an asset has been impaired at the date of the financial statements and (b) the amount of the loss can be reasonably estimated.

Reacquired Own Debt Securities

Under German GAAP, own debt securities that are re-acquired with the intention of resale are recorded as assets at acquisition cost, and subsequently valued at the lower of cost or market. Gains or losses on resale of such securities are recorded in the profit and loss account.

Under U.S. GAAP, repurchased own debt securities result in a reduction of outstanding liabilities on the balance sheet, irrespective of whether the securities are intended for resale or not. The difference between the cost of re-acquisition and the book value of outstanding debt is recorded in current income.

Property and Equipment

Under German GAAP, property and equipment are reported at acquisition or manufacturing cost, as applicable, and reduced by scheduled depreciation in accordance with their estimated economic useful life. In practice, depreciation is carried out on the basis of the depreciation tables issued by the tax office. Based on the modified lower of cost or market principle, any expected permanent impairment of property and equipment results in additional depreciation. This additional depreciation is reversed when the reason for the impairment no longer exists.

U.S. GAAP requires that property and equipment be carried at cost less scheduled depreciation in accordance with the estimated economic useful life of the asset. U.S. GAAP requires that assets be reviewed for impairment. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The impairment loss is measured as the difference between the book value and the fair value of the asset. After recording such impairment charge, U.S. GAAP does not permit subsequent recovery.

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Pension Provisions

Under German GAAP, Pension provisions are measured based on generally accepted actuarial principles, using the projected unit credit (PUC) method. The provision amount determined under the PUC method is defined as the actuarial present value of the pension obligations which has been earned by the employees as of the relevant date due to their periods of service in the past, based on the pension benefit formula and the vesting provisions. These provisions should be discounted pursuant to Section 253 paragraph 2 of German Commercial Code and the related decree on the Discounting of Provisions (Rückstellungsabzinsungsverordnung).

Under U.S. GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with ASC 715 “Compensation—Retirement Benefits” which requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Under ASC 715, a pension asset or liability representing the excess or deficit of plan assets over benefit obligations is recognized in the balance sheet. The pension benefit obligation is calculated by using a projected unit credit method, including assumptions for future salary increases.

Assets and Liabilities Held in Trust

Under German GAAP, assets and the equal liabilities held in trust are recorded on the balance sheet. Under U.S. GAAP, these items would likely not be recorded on the balance sheet.

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Several modifications have been made in the following translation of the financial statements in comparison to the German originals. The figures in the following financial statements have been rounded from the exact amounts into millions of euro. In the balance sheet in Item 4 under Assets and Item 10 under Liabilities additional subtotals and further break downs have been included which are not to be found in the German originals.

UNCONSOLIDATED FINANCIAL STATEMENTS

Unconsolidated Balance Sheet

	As of December 31, 2010	As of December 31, 2009

	€ million	€ million
Assets
1. Cash and balances with central banks
a) Cash on hand	0.1	0.1
b) Balances with central banks	53.4	102.1

	53.5	102.2
of which:
with Deutsche Bundesbank
€53.4 m (2009: €102.1 m)
2. Loans and advances to banks
a) Payable on demand	3.3	2.5
b) Other loans and advances	49,532.3	46,408.6

	49,535.6	46,411.1
3. Loans and advances to customers
of which:
Secured by charges on real property
€—m (2009: €—m)
Loans to local authorities
€1,379.9 m (2009: €477.4 m)	1,834.3	978.0
4. Debt securities and other fixed-income securities
a) Money market securities
aa) Public-sector issuers	132.1	0.0
of which:
Securities eligible as collateral with
Deutsche Bundesbank €132.1 m (2009: €—m)
ab) Other issuers	0.0	189.9

	132.1	189.9
of which:
Securities eligible as collateral with
Deutsche Bundesbank €—m (2009: €189.9 m)
b) Bonds and debt securities
ba) Public-sector issuers	1,528.0	820.8
of which:
Securities eligible as collateral with
Deutsche Bundesbank €1,416.5 m (2009: €690.8 m)
bb) Other issuers	24,643.4	26,479.7

	26,171.4	27,300.5
of which:
Securities eligible as collateral with
Deutsche Bundesbank €23,755.7 m (2009: €25,783.4 m)
c) Own debt securities	635.9	635.9

Nominal amount €694.2 m (2009: €581.9 m)	26,939.4	28,126.3

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Unconsolidated Balance Sheet (continued)

	As of December 31, 2010	As of December 31, 2009

	€ million	€ million
5. Shares and other variable-yield securities	0.1	0.1
6. Equity investments
of which:
in banks €—m (2009: €—m)
in financial services institutions €—m (2009: €—m)	4.2	4.2
7. Interests in affiliated companies
of which:
in banks €—m (2009: €—m)
in financial services institutions €—m (2009: €—m)	0.0	0.0
8. Trust assets
of which:
Trustee loans €104.8 m (2009: €106.7 m)	104.8	106.7
9. Intangible assets	0.4	0.3
10. Tangible assets	19.0	19.8
11. Other assets	11.5	86.5
12. Prepaid expenses
a) From new issues and lending	4.1	5.1
b) Other	1.3	1.2

	5.4	6.3

Total assets	78,508.2	75,841.5

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Unconsolidated Balance Sheet (continued)

	As of December 31, 2010	As of December 31, 2009

	€ million	€ million
Liabilities and equity
1. Liabilities to banks
a) Payable on demand	0.1	0.0
b) With an agreed maturity or period of notice	3,124.3	4,308.6

	3,124.4	4,308.6
2. Liabilities to customers
Other liabilities
a) Payable on demand	63.1	65.4
b) With an agreed maturity or period of notice	5,530.1	5,796.2

	5,593.2	5,861.6
3. Securitized liabilities
Debt securities issued	62,059.5	61,623.4
4. Trust liabilities
of which:
Trustee loans €104.8 m (2009: €106.7 m)	104.8	106.7
5. Other liabilities	4,020.7	283.5
6. Prepaid expenses
a) From new issues and lending	1.3	0.7
b) Other	52.1	42.6

	53.4	43.3
7. Provisions
a) Provisions for pensions and similar obligations	84.6	107.1
b) Other provisions	381.2	370.4

	465.8	477.5
8. Subordinated liabilities	780.8	1,067.7
9. Fund for general banking risks	1,348.0	1,170.0
10. Equity
a) Subscribed capital	135.0	135.0
b) Retained earnings
ba) Principal reserve pursuant to Section 2(2) of the Law Governing the Landwirtschaftliche Rentenbank	564.6	409.9
Transfers from guarantee reserve	29.2	121.0
Effect from first-time application of BilMoG	22.6	—
Transfers from net income for the year	35.3	33.7

	651.7	564.6
bb) Guarantee reserve pursuant to Section 2(3) of the Law Governing the Landwirtschaftliche Rentenbank	188.3	309.3
Appropriations pursuant to Section 2(3) of the Law Governing the Landwirtschaftliche Rentenbank	29.2	121.0

	159.1	188.3

c) Net profit	11.8	11.3

	957.6	899.2

Total liabilities and equity	78,508.2	75,841.5

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Unconsolidated Balance Sheet (continued)

	As of December 31, 2010	As of December 31, 2009

	€ million	€ million
1. Contingent liabilities
Liabilities from guarantees and indemnity agreements	3.6	119.1

2. Other commitments
Irrevocable loan commitments	1,370.8	1,322.2

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Unconsolidated Profit and Loss Account

	For the year ended December 31, 2010	For the year ended December 31, 2009

	€ million	€ million
Expenses
1. Interest expenses	2,425.1	2,663.0
2. Fee and commission expenses	2.7	2.3
3. Net trading expenses	0.0	0.0
4. General administrative expenses
a) Personnel expenses
aa) Wages and salaries	19.8	18.6
ab) Social security contributions and expenses
for pensions and other employee benefits	3.1	37.3
of which:
Pension expenses €0.8 m (2009: €35.0 m)

	22.9	55.9
b) Other administrative expenses	14.7	16.4

	37.6	72.3
5. Depreciation, amortization and write-downs of intangible and tangible fixed assets	1.8	2.7
6. Other operating expenses	8.4	6.5
7. Expenses for specific securities and loans and advances
a) Depreciation, amortization and write-downs of
loans and advances, and specific securities as well
as additions to provisions for lending operations	168.4	191.6
b) Additions to the fund covering general banking risks	178.0	83.0

	346.4	274.6
8. Amortization and write-downs of equity investments, interests in affiliated companies and securities treated like fixed assets	0.0	27.8
9. Extraordinary expenses	0.0	0.0
10. Taxes on income	0.0	0.0
11. Other taxes not disclosed under item 6	0.1	0.1
12. Net income for the year	47.0	45.0

Total expenses	2,869.1	3,094.3

1. Net income for the year	47.0	45.0
2. Transfers from retained earnings
from guarantee reserve pursuant to Section 2(3) of the Law
Governing the Landwirtschaftliche Rentenbank	29.2	121.0
3. Transfers to retained earnings to principal reserve pursuant to Section 2(2) of the Law Governing the Landwirtschaftliche Rentenbank
from guarantee reserve	29.2	121.0
from net income for the year	35.2	33.7

4. Net profit	11.8	11.3

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Unconsolidated Profit and Loss Account (continued)

	For the year ended December 31, 2010	For the year ended December 31, 2009

	€ million	€ million
Income
1. Interest income from
a) Lending and money market transactions	2,061.0	2,204.9
b) Fixed-income securities and debt register claims	773.0	881.3

	2,834.0	3,086.2
2. Current income from
a) Equities and other non-fixed income securities	0.0	0.0
b) Equity investments	0.3	0.2
c) Interests in affiliated companies	0.0	0.0

	0.3	0.2
3. Fee and commission income	2.7	4.4
4. Net trading income	0.0	0.0
5. Income from write-ups on loans and advances and specific securities as well as the reversal of provisions for lending operations	0.0	0.0
6. Income from write-ups on equity investments, interests in affiliated companies and securities treated like fixed assets	27.2	0.0
7. Other operating income	4.9	3.5
8. Extraordinary income	0.0	0.0

Total income	2,869.1	3,094.3

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NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS

Accounting policies

The annual financial statements of Landwirtschaftliche Rentenbank have been prepared in accordance with the legal provisions of the German Commercial Code (Handelsgesetzbuch, HGB), as amended by the German Accounting Law Modernization Act (Bilanzrechtsmodernisierungsgesetz, BilMoG) dated May 25, 2009, and the German Accounting Directive for Banks (Verordnung über die Rechnungslegung der Kreditinstitute und Finanzdienstleistungsinstitute, RechKredV) dated December 11, 1998. The structure of the balance sheet and the income statement is based on the templates set out in the Accounting Directive for Banks.

The provisions amended by the Accounting Law Modernization Act were applied for the first time for the fiscal year 2010. The elections associated with the BilMoG as of the date of transition (January 1, 2010) were exercised as follows:

•	Internally-generated intangible fixed assets were not capitalized in accordance with Section 248 (2) sentence 1 of the HGB.

•	As a result of the first-time application of the BilMoG rules, provisions for pensions, jubilee payments and deferred compensation were reversed in part as of January 1, 2010. Pursuant to Section 67 (1) sentence 3 of the Introductory Act to the Commercial Code (Einführungsgesetz zum Handelsgesetzbuch, EGHGB), the amounts to be reversed were transferred to other retained earnings included in the principal reserve, without affecting profit or loss.

•	Provisions for retirement benefit obligations are discounted pursuant to Section 253 (2) sentence 2 of the HGB using an average market interest rate, which is determined based on an assumed remaining term of 15 years.

•	Pursuant to Section 67 (8) sentence 2 of the EGHGB, the prior-year figures were not adjusted to the new BilMoG provisions.

Provisions are recognized as liabilities at the settlement amount determined based on prudent business judgment, taking into account future price and cost increases. Provisions with a remaining term of more than one year are discounted to the balance sheet date. The discount rates used represent the average market interest rates for the past seven fiscal years corresponding to the remaining term of the provisions, as determined and published by the German central bank pursuant to the German Regulation on the Discounting of Provisions (Rückstellungsabzinsungsverordnung).

Assets and liabilities are measured pursuant to the provisions of Sections 252 et seq. and 340e of the HGB. Equities as well as debt securities and other fixed-income securities, to the extent allocated to the liquidity reserve, are measured at the lower of cost or market (Section 253 (4) of the HGB in conjunction with Section 253 (5) of the HGB). Fixed-income securities which are allocated to fixed assets are carried at amortized cost less permanent impairment.

Zero bonds are measured at their issue price amount plus accrued interest based on the issue yield. Equity investments and interests in affiliated companies are recognized at their acquisition costs, less any write-downs, if applicable. Tangible assets with a definite useful life as well as intangible assets were depreciated or amortized over the determined useful life on a straight-line basis in accordance with commercial law.

Liabilities are recognized at the repayment amount. Premiums and discounts are amortized pro rata temporis.

Pension provisions are measured based on generally accepted actuarial principles, using the projected unit credit (PUC) method. The provision amount determined under the PUC method is defined as the actuarial present value of the pension obligations which has been earned by the employees as of the relevant date due to their periods of service in the past, based on the pension benefit formula and the vesting provisions. The 2005 G mortality tables by Klaus Heubeck, including the partial adjustment in 2010, were used as the biometric calculation parameters. The following parameters were used as the basis for the calculation:

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•	Interest rate pursuant to Section 253 (2) sentence 2 of the HGB	5.15% p.a.
•	Career trend	1.00% p.a.
•	Salary increase	2.25% p.a.
•	Pension increase	2.00% p.a.
•	Employee turnover	2.00% p.a.
•	Development of contribution ceiling	2.25% p.a.

In the previous year, pension provisions were calculated in accordance with the methodology of International Accounting Standard 19, using a discount rate of 3.5%. Measurement of pension provisions was also based on the 2005 G mortality tables by Dr. K. Heubeck, including the partial adjustments in 2009.

Provisions for the Bank’s own special promotional loans cover the promotional contribution for the whole term or until the repricing date. Adequate provisions were recorded for all identifiable credit risks. The relevant general valuation allowances were deducted from the assets’ carrying amount.

General interest rate risks were taken into account using an overall assessment of all interest-bearing assets and liabilities of the banking book, including derivatives. Hedging relationships within the meaning of Section 254 of the HGB are only established to hedge currency risks.

Rentenbank uses currency swaps, cross-currency interest rate swaps and currency forward contracts to hedge such currency risks. In the balance sheet, currency risks are hedged using single valuation units pursuant to Section 254 of the HGB.

Currency translation and the presentation of the transactions in the balance sheet without currency hedging is made pursuant to Section 256a sentence 2 of the HGB and Section 252 (1) No. 4 of the HGB. In accordance with Section 277 (5) sentence 2 of the HGB, gains from currency translation are recorded in the item “other operating income” and losses from currency translation are recorded in the item “other operating expenses.”

Deferred taxes in accordance with Section 285 (27) of the HGB do not have to be recognized in the single-entity financial statements of Rentenbank. The Bank is exempt from corporation taxes in accordance with Section 5 (1) No. 2 of the German Corporation Tax Act (Körperschaftssteuergesetz, KStG) and municipal trade taxes in accordance with Section 3 No. 2 of the German Municipal Trade Tax Act (Gewerbesteuergesetz, GewStG).

For the 2010 fiscal year, Landwirtschaftliche Rentenbank prepared IFRS consolidated financial statements which include LR Beteiligungsgesellschaft mbH, Frankfurt am Main, and DSV Silo- und Verwaltungsgesellschaft mbH, Frankfurt am Main, pursuant to Section 315a of the HGB.

Notes to the HGB balance sheet

The disclosures and explanations on individual balance sheet items are presented in the order as they appear in the balance sheet. The balance sheet items are presented excluding accrued interest.

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Asset items in the balance sheet	2010 € million	2009 € million

Item 2: Loans and advances to banks
Sub-item “b) Other loans and advances,” classified by remaining time to maturity:
• up to 3 months	8,016	5,052
• more than 3 months to 1 year	5,795	5,314
• more than 1 year to 5 years	16,448	16,221
• more than 5 years	18,062	18,551

Item 3: Loans and advances to customers
This item includes:
• Loans and advances to affiliated companies	155	169
• Loans and advances to equity investments	—	0
This item can be broken down by remaining time to maturity as follows:
• up to 3 months	11	18
• more than 3 months to 1 year	74	65
• more than 1 year to 5 years	1,115	507
• more than 5 years	426	174

Item 4: Debt securities and other fixed-income securities
The marketable securities include:
• Listed securities	26,216	27,559
• Unlisted securities	423	324

Securities at a carrying amount of €26,448 million (compared with €8,449 million on December 31, 2009) were classified as fixed assets. Since it is planned to hold these securities over the long term, short-term fluctuations in value are not taken into account. The unrecognized write-downs amount to €388 million (compared with €91 million on December 31, 2009). They were determined using exchange or market prices. There were no permanent impairment losses to be taken into account for the securities held as fixed assets (compared with €31 million on December 31, 2009). Write-downs were not recognized when the identified impairment was only of a temporary nature with respect to future financial performance or the securities concerned were part of the European Financial Stabilisation Mechanism. No permanent impairment was identified in the case of five securities with a market value as of the balance sheet date of €61 million and a carrying amount of €71 million due to the collateralization and the expectation of a future improvement in the financial performance.

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Asset items in the balance sheet	2010 € million	2009 € million

Item 4:
Debt securities and other fixed-income securities maturing in the year following the balance sheet date can be broken down as follows:
• from public-sector issuers	269	33
• from other issuers	6,249	6,595

Item 5: All “Shares and other variable-income securities” are marketable and listed.
Items 6, 7: The balance sheet items “equity investments” and “interests in affiliated companies” do not include marketable securities.
Item 8: Trust assets
This item includes:
• Special Purpose Fund	95	91
• Loans and advances to banks	10	16

Item 10: Tangible assets
This item includes:
• Owner-occupied land and buildings, flats	0	0
• Land and buildings used by third parties	18	18
• Operating and office equipment	1	2

Item 11: Other assets
This item includes:
• Cash collateral provided for derivatives	11	86

Assets denominated in foreign currencies	1,892	1,648

Fixed assets schedule

Fixed assets € million	Acquisition costs	Additions	Disposals	Write-ups	Cumulative Depreciation	Carrying amount Dec. 31, 2010	Carrying amount Dec. 31, 2009	Depreciation in 2010

Intangible assets	1	0	0	—	1	0	0	0
Tangible assets	34	1	2	—	14	19	20	2
Securities classified as fixed assets*	8,480	19,567	1,588	19	31	26,448	8,449	—
Equity investments	4	0	—	—	0	4	4	—
Interests in affiliated companies	27	—	—	—	27	0	0	—

Total	8,546	19,568	1,590	19	73	26,471	8,473	2

*)	Reclassification of securities as fixed assets

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Liability items in the balance sheet		2010 € million	2009 € million

Item 1:	Liabilities to banks
	Sub-item “b) With an agreed maturity or period of notice,” classified by remaining time to maturity:
	• up to 3 months	288	1,195
	• more than 3 months to 1 year	139	414
	• more than 1 year to 5 years	1,241	998
	• more than 5 years	820	1,076
	Total amount	2,488	3,683
	Thereof hedged by assets in accordance with Section 13 (2) of the Rentenbank Law	808	1,099

Item 2:	Liabilities to customers
	This item includes:
	• Liabilities to equity investments	0	0
	• Liabilities to affiliated companies	10	10
	Sub-item “b) With an agreed maturity or period of notice,” classified by remaining time to maturity:
	• up to 3 months	70	25
	• more than 3 months to 1 year	224	159
	• more than 1 year to 5 years	1,658	1,830
	• more than 5 years	3,394	3,608
	Total amount	5,346	5,622
	Thereof hedged by assets in accordance with Section 13 (2) of the Rentenbank Law	2,369	2,661

Item 3:	Securitized liabilities
	Classification by remaining time to maturity:
	• up to 1 year	17,415	19,883
	• more than 1 year to 5 years	31,951	28,720
	• more than 5 years	11,723	12,021
	Total amount	61,089	60,624
	Thereof hedged by assets in accordance with Section 13 (2) of the Rentenbank Law	6	6

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Liability items in the balance sheet		2010 € million	2009 € million

Item 4:	Trust liabilities
	This item includes:
	• Special Purpose Fund	95	91
	• Liabilities to customers	10	16

Item 5:	Other liabilities
	This item includes:
	• Cash collateral received for derivatives	4,008	263
	• Accrued interest for subordinated liabilities (before collateralization)	9	17
	• Taxes	1	1
	• Option premiums received	1	1
	Classification by remaining time to maturity:
	• up to 1 year	4,019	282
	Thereof hedged by assets in accordance with Section 13 (2) of the Rentenbank Law	—	—

Item 7:	Provisions
	Due to the first-time application of the BilMoG provisions, the measurement of provisions as of January 1, 2010 resulted in reversals in the amount of €23 million (thereof pension provisions of €22 million). This amount was transferred to retained earnings in accordance with Section 67 (1) sentence 3 of the EGHGB, without affecting profit or loss.
Item 8:	Subordinated liabilities
	Classification by remaining time to maturity:
	• up to 1 year	—	300
	• more than 1 year to 5 years	102	101
	• more than 5 years	666	656
	Total amount	768	1,057
	Thereof hedged by assets in accordance with Section 13 (2) of the Rentenbank Law	—	—

The subordinated liabilities are structured as promissory note loans, loan agreements and bearer securities issued in the form of global certificates. The net expense for subordinated liabilities in the amount of €781 million (compared with €1,068 million on December 31, 2009) after collateralization totals €9 million (compared with €19 million on December 31, 2009).
The terms and conditions of all subordinated liabilities fulfill the requirements of Section 10 (5a) of the German Banking Act and do not provide for early repayment or conversion.
Disclosures pursuant to Section 35 (3) of the RechKredV in relation to funds raised in an amount exceeding 10% each of the total amount of subordinated liabilities:
1. Bond at a nominal amount of JPY 25 billion; carrying amount: €174 million; maturity: April 21, 2036; interest rate before collateralization: 2.8%
2. Bond at a nominal amount of €100 million; carrying amount: €100 million; maturity: August 18, 2021; interest rate before collateralization: 2.222%
3. Bond at a nominal amount of €100 million; carrying amount: €100 million; maturity: August 18, 2021; interest rate before collateralization: 2.252%

Liabilities denominated in foreign currencies	49,555	45,856

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Off-balance sheet liabilities	2010 € million	2009 € million

Item 1: Contingent liabilities
• Default guarantees	4	119
• Guarantee of provision of collateral	0	0

Default guarantees are accepted for capital market loans subject to interest subsidies. There are back-to-back guarantees granted by the government for capital market loans subject to interest subsidies.

Item 2: Other commitments
The slight increase of irrevocable loan commitments by €49 million to a total amount of €1,371 million is exclusively attributable to the promotional loan business with credit institutions.
Contingent liabilities and other commitments include liabilities from promotional loans in a total amount of €1,374 million which the Bank entered into with various principal banks. According to the MaRisk, they are treated as loans and are subject to a continuous assessment of credit quality.

Computation of cover	2010 € million	2009 € million

The liabilities subject to cover requirements are allocated as follows:
• Bearer securities	6	5
• Registered securities	3,177	3,761
The following assets are designated to cover bonds issued:
• Loans and advances to banks	9,702	12,397
• Loans and advances to customers	616	2

Disclosures on the income statement

Income

Breakdown by geographical markets		€ million

Sub-items:
		Germany	Europe/OECD

Interest income	2010	1,330	1,504
	2009	1,594	1,492
Current income from equities and other non-fixed-income securities	2010	—	—
	2009	—	—
Current income from equity investments	2010	—	—
	2009	—	—
Fee and commission income	2010	3	—
	2009	4	—
Income from write-ups on securities treated like fixed assets	2010	4	23
	2009	—	—
Other operating income	2010	5	—
	2009	4	—

Interest income includes income from discounting provisions for the Bank’s own special promotional loans in the amount of €1.6 thousand. Interest expenses include effects from unwinding the discount of provisions for the Bank’s own special promotional loans in the amount of €110.7 thousand.

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Disclosures on the most important individual items pursuant to Section 35 (1) No. 4 of the RechKredV

	2010 € million	2009 € million

Item 6: Other operating expenses
The main components included in this item are:
• Capital contribution to Edmund-Rehwinkel Foundation	2	2
• Handling costs from offsetting pecuniary claims	—	3
• Interest expense from the measurement of pension provisions	5	—

	2010 € million	2009 € million

Item 7: Other operating income
The main components included in this item are:
• Rental income from the Bank’s own buildings	2	2
• Other refunds	1	1
• Other income from the reversal of provisions	2	0
• Reimbursement payments for rights of use	—	0

Other operating expenses include currency translation losses in the amount of €0.4 thousand. Other operating income includes currency translation gains in the amount of €17.8 thousand. These currency translation gains/losses result exclusively from the currency translation of balances on payment transaction accounts in foreign countries. In the previous year, net currency gains/losses of €20.0 thousand were reported in the income statement item “net income from financial operations.”

Expenses and income do not include any significant amounts relating to prior years.

Other disclosures

Disclosures on market risk-related transactions

Derivatives are only used as hedging instruments for existing or expected market price risks. The volume of the transactions is capped through item-specific, counterparty-specific and product-specific limits and is continuously monitored by our risk management.

The fair value is deemed to be the amount for which a financial instrument could be exchanged between knowledgeable and willing market participants in an arm’s length transaction at inception of a contract.

The fair value of derivatives is determined using accepted valuation models. The models are based on observable market parameters (inputs).

The fair value of non-option contracts is determined on the basis of their discounted expected future cash flows (discounted cash flow method). Discounting is based on the risk-free interest rate curve, if necessary plus a basis swap spread. The basis swap spreads are obtained from an external market data provider, broken down by term and currency.

Measurement of contracts with an option feature (option-based contracts) is based on option pricing models accepted by the regulatory authorities. Apart from the risk-free interest rate curve mentioned above, volatilities and correlations between observable market data are taken into account in the calculation.

Derivative transactions — presentation of volumes

The following table shows the derivatives measured at market value in accordance with Section 285 No. 19 of the HGB (netting and collateral agreements have not been taken into account):

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	Notional amounts		Fair value Positive	Fair value Negative

€ million	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2010

Interest rate risks
Interest rate swaps	75,408	66,537	1,770	2,349
• thereof termination and conversion rights embedded in swaps	753	799	18	33
Swaptions
• Purchases	—	—	—	—
• Sales	626	647	—	34
Other forward interest rate contracts	7	447	7	—

Total exposure to interest rate risks	76,041	67,631	1,777	2,383

Currency risks
Cross-currency interest rate swaps	44,219	41,031	4,213	872
• thereof currency options embedded in swaps	181	187	19	8
• thereof termination rights embedded in swaps	101	83	0	5
Currency swaps	8,698	8,951	48	85

Total exposure to currency risks	52,917	49,982	4,261	957

Share price risk and other price risks
Stock index swaps
• thereof stock options embedded in swaps	45	131	2	1

Total exposure to share price risk and other price risks	45	131	2	1

Interest rate, currency, share price and other price risks	129,003	117,744	6,040	3,341

Derivative transactions — breakdown by maturities —

	Interest rate risks		Currency risks		Share price risk and other price risks
Notional amounts
€ million	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009

Remaining time to maturity
• up to 3 months	1,991	2,502	9,238	12,133	—	—
• more than 3 months to 1 year	8,907	8,789	7,185	5,343	—	86
• more than 1 year to 5 years	38,521	33,174	27,605	24,414	15	15
• more than 5 years	26,622	23,166	8,889	8,092	30	30

Total	76,041	67,631	52,917	49,982	45	131

Derivative transactions — breakdown by counterparties —

	Notional amounts		Fair value Positive	Fair value Negative

€ million	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2010

Banks in OECD countries	109,249	100,566	4,749	2,960
Other counterparties	19,754	17,178	1,291	381

Total	129,003	117,744	6,040	3,341

Forward transactions, particularly those in foreign currencies, not yet settled by the balance sheet date, were entered into by the Bank to cover market price risk. Commitments for pending transactions existing at year end comprise interest-rate swaps, currency swaps, cross-currency interest rate swaps, interest-rate forward contracts as well as option transactions.

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In addition to the measurement of derivatives based on hedge accounting, the carrying amounts resulting from the recognition of interest on an accrual basis are reported in the balance sheet items “loans and advances to banks” (€850 million), “loans and advances to customers” (€195 million), “liabilities to banks” (€609 million), and “liabilities to customers” (€71 million).

Information pursuant to Section 285 No. 23 of the HGB on hedging relationships

Rentenbank uses currency swaps, cross-currency interest rate swaps and currency forward contracts to hedge currency risks. Currency hedges are presented in the balance sheet using single valuation units pursuant to Section 254 of the HGB.

To measure the effectiveness of hedging relationships, the critical terms match/short cut method is used, where cash flows of hedged item and hedging instrument are compared. Exchange rate fluctuations of corresponding hedged items and hedging derivatives have an opposite effect and offset each other. Hedged items and hedging instruments are combined in hedging relationships using single valuation units and were recognized in the balance sheet as follows.

Disclosures on the carrying amount and the balance sheet items of the single valuation units:

Balance sheet item	Carrying amount after collateralization € million	Hedged risk

Loans and advances to banks	108	Currency
Debt securities and other fixed income securities	1,657	Currency
Liabilities to banks	114	Currency
Liabilities to customers	115	Currency
Securitized liabilities	46,609	Currency
Subordinated liabilities	508	Currency

Other

In fiscal year 2010, the total remuneration of the Bank’s Board of Managing Directors amounted to €2,625 thousand (compared with €2,069 thousand in 2009). The remuneration for the individual members of the Board of Managing Directors for fiscal year 2010 was set as follows:

€ thousand	Fixed remuneration	Variable remuneration	Other remuneration	Total

Hans Bernhardt	300	355	32	687
Dr. Horst Reinhardt	300	355	22	677
Dr. Marcus Dahmen (until February 8, 2010)	34	390	837	1,261

The other remuneration for the resigned Managing Director in the reporting year includes payments after the termination of their term in office.

As of December 31, 2010, provisions for pension obligations to former members of the Board of Managing Directors and their surviving dependants totaled €15,385 thousand (compared with €19,104 thousand on December 31, 2009). Current benefit payments amounted to €1,200 thousand (compared with €1,414 thousand on December 31, 2009). As in the previous year, there were no loans granted to the members Board of Managing Directors or members of the Advisory Board in fiscal year 2010.

In accordance with the applicable remuneration arrangements, the Chairman of the Advisory Board receives a fixed remuneration of €25 thousand and the Deputy Chairman €12.5 thousand. Members who chair a committee of the Advisory Board receive €10 thousand, unless they already receive a higher remuneration. Members of the Advisory Board working on a committee receive a remuneration of €8.5 thousand, while members not working on a committee receive a remuneration of €7 thousand. In addition, members of the Advisory Board receive attendance fees amounting to €0.5 thousand per meeting attended.

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The total remuneration for Advisory Board activities in the year under review amounted to €220 thousand (compared with €211 thousand on December 31, 2009), both figures including VAT. The following table shows the individual remuneration, not including VAT:

€ thousand	Membership	Remuneration	Attendance fees

Gerd Sonnleitner (Chairman)	Jan. 1 - Dec. 31	25.0	3.0
Ilse Aigner**	Jan. 1 - Dec. 31	12.5	1.5
Dr. Helmut Born	Jan. 1 - Dec. 31	8.5	2.5
Bruno Fehse	Jan. 1 - Dec. 31	7.0	1.0
Udo Folgart	Jan. 1 - Dec. 31	7.0	1.5
Heinrich Haasis	Jan. 1 - Dec. 31	8.5	1.0
Werner Hilse	Jan. 1 - Dec. 31	8.5	1.5
Dr. Benjamin-Immanuel Hoff	Jan. 1 - Dec. 31	7.0	1.5
Dietrich Jahn	Jan. 1 - Dec. 31	8.5	1.5
Wolfgang Kirsch	Jan. 1 - Dec. 31	8.5	1.5
Dr. Robert Kloos	Oct. 1 - Dec. 31	1.9	0.5
Franz-Josef Möllers	July 1 - Dec. 31	3.7	1.0
Klaus-Peter Müller	Jan. 1 - Dec. 31	10.0	0.5
Manfred Nüssel	Jan. 1 - Dec. 31	8.5	2.5
Johannes Remmel	July 15 - Dec. 31	3.2	0.5
Brigitte Scherb	Jan. 1 - Dec. 31	8.5	2.0
Norbert Schindler	Jan. 1 - June 30	4.3	1.0
Eckhard Uhlenberg*	Jan. 1 - July 13	3.8	1.0
Dr. Jörg Wendisch	Jan. 1 - Sep. 30	6.4	2.0
Klaus Wiesehügel	Jan. 1 - Dec. 31	8.5	1.5
Herbert Wolff	Jan. 1 - Dec. 31	7.0	1.5

*)	or representative
**)	Donation to Deutsche Stiftung Verbraucherschutz

Number of employees — excluding members of the Board of Managing Directors — yearly average:

	2010			2009

Headcount	Men	Women	Total	Men	Women	Total

Full-time employees	120	76	196	115	78	193
Part-time employees	3	28	31	2	23	25

Total	123	104	227	117	101	218

List of significant shareholdings pursuant to Section 285 No. 11 of the HGB:

	Equity € million 2010		Shareholding %	Result € million 2010

LR Beteiligungsgesellschaft mbH, Frankfurt am Main	53.4		100.0	+2.6
Deutsche Bauernsiedlung — Deutsche Gesellschaft für Landentwicklung (DGL) GmbH, Frankfurt am Main (in liquidation)	8.2	*	25.1	-0.4	*
DSV Silo- und Verwaltungsgesellschaft mbH,
Frankfurt am Main	12.2		100.0	-0.2

*)	2009

As long as Landwirtschaftliche Rentenbank holds 100% of the shares in LR Beteiligungsgesellschaft mbH, the Bank has committed itself in a letter of comfort to provide LR Beteiligungsgesellschaft mbH financial resources allowing it to fulfill its obligations on time at any time.

In accordance with Section 286 (3) No. 1 of the HGB, we did not list further companies pursuant to Section 285 No. 11 of the HGB as they are of minor significance for the assessment of the Bank’s financial position, financial performance and cash flows.

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Disclosures related to auditor’s fees are included in the notes to the consolidated financial statements.

The Declaration of Compliance with the German Public Corporate Governance Code is available to the public on Rentenbank’s website under www.rentenbank.de.

The annual financial statements are available on Rentenbank’s website and may also be obtained at the Bank’s registered office.

The following table shows offices held in statutory supervisory boards of large corporations (Section 267 (3) of the HGB) by legal representatives or other members of staff, pursuant to Section 340a (4) No. 1 of the HGB):

Hans Bernhardt	BVVG Bodenverwertungs- und -verwaltungs GmbH, Berlin (Member of the Supervisory Board since August 25, 2010)

Dr. Horst Reinhardt	VR-LEASING AG, Frankfurt am Main (Member of the Supervisory Board since September 2, 2010)

Lothar Kuhfahl	Niedersächsische Landgesellschaft mbH, Hannover (Member of the Supervisory Board)

Dr. Marcus Dahmen	BVVG Bodenverwertungs- und -verwaltungs GmbH, Berlin (Member of the Supervisory Board until August 24, 2010)

VR-LEASING AG, Frankfurt am Main (Member of the Supervisory Board until June 30, 2010)

DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main (Member of the Advisory Board until May 17, 2010)

The members of the Board of Managing Directors and of the Advisory Board in fiscal year 2010 are shown on the following pages.

Frankfurt/Main, March 8, 2011	LANDWIRTSCHAFTLICHE RENTENBANK
The Board of Managing Directors

	/s/Hans Bernhardt	/s/ Dr. Horst Reinhard
	Hans Bernhardt	Dr. Horst Reinhard

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Organs (as of March 1, 2011)

Board of Managing Directors	Dipl.-Kfm. Hans Bernhardt Dipl.-Volksw. Dr. Horst Reinhardt, MBA

Advisory Board

Chairman:	Präsident Gerd Sonnleitner Deutscher Bauernverband e.V., Berlin

Deputy Chairman:	Ilse Aigner, MdB Bundesministerin für Ernährung, Landwirtschaft und Verbraucherschutz, Berlin

Representatives of the Deutscher Bauernverband e.V.:	Generalsekretär Dr. Helmut Born Deutscher Bauernverband e.V., Berlin

Präsident Udo Folgart Landesbauernverband Brandenburg e.V., Teltow/Ruhlsdorf

Präsident Werner Hilse Landvolk Niedersachsen-Landesbauernverband e.V., Hannover

Präsident Franz-Josef Möllers Westfälisch-Lippischer-Landwirtschaftsverband e.V., Münster (since July 1, 2010)

Präsidentin Brigitte Scherb Deutscher Landfrauenverband e.V., Berlin

Präsident Norbert Schindler, MdB Bauern- und Winzerverband, Rheinland-Pfalz Süd e.V., Berlin (until June 30, 2010)

Representative of the Deutscher Raiffeisenverband e.V.:	Präsident Manfred Nüssel Deutscher Raiffeisenverband e.V., Berlin

Representative of the Food Industry:	Präsident Bruno Fehse Bundesverband der Agrargewerblichen Wirtschaft e.V., Bonn (since 16.07.2009)

State Ministers of Agriculture:

Berlin:	Prof. Dr. Benjamin-Immanuel Hoff Staatssekretär in der Senatsverwaltung für Gesundheit, Umwelt und Verbraucherschutz des Landes Berlin, Berlin (since January 1, 2010)

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North Rhine-Westphalia:	Johannes Remmel Minister für Klimaschutz, Umwelt, Landwirtschaft, Natur- und Verbraucherschutz des Landes Nordrhein-Westfalen, Düsseldorf (since July 15, 2010)

Eckhard Uhlenberg Minister für Umwelt und Naturschutz, Landwirtschaft und Verbraucherschutz des Landes Nordrhein-Westfalen, Düsseldorf (until July 13, 2010)

Saxony:	Herbert Wolff, Staatssekretär im Sächsischen Staatsministerium für Umwelt und Landwirtschaft, Dresden (since January 1, 2010)

Representative of the Trade Unions:	Klaus Wiesehügel Bundesvorsitzender der IG Bauen-Agrar-Umwelt, Frankfurt am Main

Representative of the Federal Ministery of Food, Agriculture and Consumer Protection:	Dr. Jörg Wendisch Ministerialdirektor, Bonn (until September 30, 2010)

Dr. Robert Kloos Staatssekretär, Berlin (since October 1, 2010)

Representative of the Federal Ministery of Finance:	Dietrich Jahn Ministerialdirigent, Berlin

Representatives of Banks and other Lending Experts:	Klaus-Peter Müller Vorsitzender des Aufsichtsrats der Commerzbank AG, Frankfurt am Main

Präsident Heinrich Haasis Deutscher Sparkassen- und Giroverband e.V., Berlin

Wolfgang Kirsch Vorsitzender des Vorstandes DZ BANK AG Deutsche Zentral-Genossenschaftsbank, Frankfurt am Main

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ACCOUNTANT’S REPORT

For the complete unconsolidated financial statements and the management report we have issued an unqualified Auditors’ Report according to section 322 of the German Commercial Code (Handelsgesetzbuch or HGB). The original German auditors’ report was given only with respect to the original and complete German unconsolidated financial statements and the management report and not to the English translation of the unconsolidated financial statements and the management report. The translation of the Auditors’ Report reads as follows:

Independent Auditors’ Report

We have audited the annual financial statements, comprising the balance sheet, the income statement and the notes to the financial statements, together with the bookkeeping system, and the management report of Landwirtschaftliche Rentenbank, Frankfurt am Main, for the business year from January 1 to December 31, 2010. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law (HGB) as well as the supplementary regulations in the Statutes and the Rentenbank Law are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 of the German Commercial Code (HGB) and German generally accepted standards for the audit of financial statements promulgated by the Institute of Public Auditors in Germany (Institut der Wirtschaftsprüfer). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Bank and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Bank’s management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the annual financial statements of the Landwirtschaftliche Rentenbank, Frankfurt am Main, comply with the legal regulations and the supplementary regulations in the Statutes and the Rentenbank Law and give a true and fair view of the net assets, financial position and results of operations of the Bank in accordance with German principles of proper accounting. The management report is consistent with the annual financial statements, provides a suitable view of the Bank’s position and suitably presents opportunities and risks of future development.

On January 17, 2011, we issued the following audit opinion for the balance sheet as of December 31, 2010 and the income statement for the period from January 1 to December 31, 2010 of the special-purpose fund in the version attached as an annex to Part III of our report:

“In our opinion, based on the finding of our audit, which we performed in accordance with our professional duties, the accounting records and the preparation of the annual statements of account of the special-purpose fund of Landwirtschaftliche Rentenbank, Frankfurt/Main, comply with generally accepted accounting principles.”

Frankfurt am Main, March 8, 2011

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Prof. Dr. Kläs)	(Hansen)
Wirtschaftsprüfer	Wirtschaftsprüfer
[German Public Auditor]	[German Public Auditor]

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SUPPLEMENTARY INFORMATION ON CONSOLIDATED FUNDED DEBT(1)

Consolidated Funded Debt Outstanding

	Interest Rate	Year of Incurrence	Maturity	Principal Amount Outstanding at December 31, 2010

				(€ in millions)
1. Promissory Notes/Internat. Loans	0.81 - 6.20	1998 - 2009	2011 - 2024	2,508
(Schuldscheindarlehen)
2. Registered Bonds	0.00 - 6.10	1973 - 2010	2011 - 2031	5,540
(Namensschuldverschreibungen)
3. Bearer Bonds
Secured	3.00 - 3.25	2006	2011 - 2013	3
Unsecured	0.00 - 13.00	1996 - 2010	2011 - 2049	65,726

Total consolidated funded debt				73,777

(1)	Rentenbank’s funded debt includes the following debt in foreign currencies:

Currency	Principal Amount Outstanding at December 31, 2010

(€ in millions)
U.S. dollar	31,563
Australian dollar	6,784
Japanese Yen	3,120
Pound sterling	2,710
Swiss francs	2,282
Norwegian kroner	1,291
Canadian dollar	1,261
New Zealand dollar	860
Swedish kroner	496
South African rand	85
Mexican peso	120
Turkish lira	88
Polish zloty	26
Hungarian forint	19
Russian ruble	27
Brazilian real	329

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Repayment Schedule for Consolidated Funded Debt

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	After 2020	Total
(€ in millions)

1. Promissory Notes/Intern.Loans:
(Schuldscheindarlehen)	50	0	42	457	236	377	495	272	529	0	50	2,508
2. Registered Bonds
(Namensschuldverschreibungen)	435	450	1,014	446	350	440	101	38	205	154	1,907	5,540
3. Bearer Bonds
Secured	2	0	1	0	0	0	0	0	0	0	0	3
Unsecured	17,729	8,767	10,465	7,458	8,372	5,261	5,599	512	171	218	1,174	65,726

Total	18,216	9,217	11,522	8,361	8,958	6,078	6,195	822	905	372	3,131	73,777

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THE FEDERAL REPUBLIC OF GERMANY

GENERAL

Area, Location and Population

The Federal Republic is situated in central Europe and comprises an area of 357,112 square kilometers (about 138,000 square miles). Its total population was in the range of 81.8 million in 2009. Approximately 16% of the total population is concentrated in metropolitan areas with more than 500,000 inhabitants; the largest of these areas are (in descending order) Berlin, Hamburg, Munich, Cologne, Frankfurt am Main, Stuttgart, Dortmund, Dusseldorf, Essen and Bremen.

Source: Statistisches Bundesamt, Statistisches Jahrbuch 2010, Tables 2.1.1, 2.4, 2.5, and 2.6.

Government

The Federal Republic is a federated republic whose constitution is codified in the Grundgesetz of 1949. The capital of the Federal Republic is Berlin. The Federal Republic consists of 16 federal states (Länder). The Länder have legislative sovereignty over matters not expressly reserved to the legislative, executive and judicial bodies of the Federal Republic.

The Grundgesetz provides for a Federal President (Bundespräsident), two Houses of Parliament (the Bundestag and the Bundesrat, which consists of representatives of the 16 Länder governments), a Chancellor (Bundeskanzler) and a Federal Constitutional Court (Bundesverfassungsgericht). The Chancellor heads the Federal Government (Bundesregierung), consisting of the Chancellor and the Federal Ministers. The Bundespräsident acts as head of state.

General elections for the Bundestag are generally held every four years on the basis of an electoral system of proportional representation. The last general election was held on September 27, 2009.

A political party is not entitled to party representation in the Bundestag unless it receives at least 5% of the votes cast or three direct mandates in a general election. The Chancellor is elected by and is responsible to the Bundestag.

Political Parties

The political parties currently represented in the Bundestag are the Christian Democratic Union (CDU) and its Bavarian sister party, the Christian Social Union (CSU), the Social Democratic Party (SPD), the Free Democratic Party (FDP), the Left-Wing Party (Die Linke., founded in 2007 by the merger of the Left-Wing Party of Democratic Socialism (Linkspartei.PDS) and the party Labor and Social Justice – The Election Alternative (WASG)), and the Greens (Bündnis 90/Die Grünen).

Since 1949, the Federal Republic has been governed by eight Chancellors over 17 electoral periods. The most recent general election, held in September 2009, resulted in a coalition between the Christian Democrats (CDU/CSU) and the Free Democratic Party (FDP), led by Chancellor Ms. Angela Merkel (CDU).

Sources: The Federal Returning Officer, Official final result of the 2009 Bundestag election, press release of October 14, 2009
(http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_09/presse/75_EndgueltigesErgebnis.html);
Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP
(http://www.cdu.de/doc/pdfc/091215-koalitionsvertrag-2009-2013-englisch.pdf).

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The following table shows the results of the five most recent general elections for the Bundestag.

ELECTION RESULTS TO THE GERMAN BUNDESTAG

	2009 Elections		2005 Elections		2002 Elections		1998 Elections		1994 Elections
	% of Votes	% of Seats	% of Votes	% of Seats	% of Votes	Seats	% of Votes	Seats	% of Votes	Seats

CDU/CSU	33.8	239	35.2	226	38.5	248	35.1	245	41.4	294
SPD	23.0	146	34.2	222	38.5	251	40.9	298	36.4	252
FDP	14.6	93	9.8	61	7.4	47	6.2	43	6.9	47
Die Linke. (1)	11.9	76	8.7	54	4.0	2	5.1	36	4.4	30
Bündnis 90/Die Grünen	10.7	68	8.1	51	8.6	55	6.7	47	7.3	49
Others	6.0	—	3.9	—	3.0	—	5.9	—	3.6	—

Total		622		614		603		669		672

(1)	Results for the Party of Democratic Socialism (PDS) for all elections prior to 2005.

Sources: Statistisches Bundesamt, Statistisches Jahrbuch 2010, Tables 4.3 and 4.6; Statistisches Bundesamt, Statistisches Jahrbuch 2009, Tables 4.3.1 and 4.6.

International Organizations

In addition to the European Union (“EU”), the Federal Republic is a member of various major multilateral institutions, including the United Nations, the International Monetary Fund (“IMF”), the International Bank for Reconstruction and Development and the International Development Association (“World Bank”), the Council of Europe, the Organization for Economic Cooperation and Development (“OECD”), the West European Union (“WEU”), and the North Atlantic Treaty Organization (“NATO”). In addition, the Federal Republic is a signatory to the General Agreement on Tariffs and Trade (“GATT”) and a member of the World Trade Organization (“WTO”). It is also a shareholder of, among others, the European Investment Bank, the European Bank for Reconstruction and Development, and the European Atomic Energy Community.

The European Union and European Integration

The Federal Republic was a founding member of the European Coal and Steel Community (“ECSC”) in 1951, which later developed into the European Union. Today, the Federal Republic is one of 27 member states of the EU (the “Member States”). On January 1, 2007, Bulgaria and Romania became part of the EU, joining the EU’s previous members Austria, Belgium, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, the Netherlands, Poland, Portugal, the Slovak Republic, Slovenia, Spain, Sweden, and the United Kingdom. According to provisional data, the aggregate population of the Member States was approximately 501 million as of January 1, 2010. The EU is still in the process of enlargement. Turkey, Croatia and The former Yugoslav Republic of Macedonia have candidate status, and Iceland is in the process of being granted candidate status. Albania, Bosnia and Herzegovina, Kosovo, Montenegro, and Serbia are potential candidates.

Sources: Europa.eu, The history of the European Union
(http://europa.eu/abc/history/index_en.htm);
Europa.eu, 2000-today: A decade of further expansion, The history of the European Union
(http://europa.eu/abc/history/2000_today/index_en.htm);
Statistical Office of the European Communities, Total population
(http://epp.eurostat.ec.europa.eu/tgm/table.do?tab=table&language=en&pcode=tps00001&tableSelection=1&footnotes=yes&labeling=labels&plugin=1);
Europa.eu, Summaries of EU legislation, Glossary, Enlargement, Ongoing enlargement
(http://europa.eu/legislation_summaries/enlargement/ongoing_enlargement/index_en.htm);
Europa.eu, Summaries of EU legislation, Glossary, Enlargement
(http://europa.eu/legislation_summaries/glossary/enlargement_en.htm).

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Economic Integration

From its inception, the EU has had the fundamental objective, like its predecessors, of economic integration of its Member States. Culminating a long process, a single market that provides for the free movement of goods and services, persons and capital among the Member States was established as of January 1, 1993. The integration of the Member States’ economies and the completion of a single market are also promoted by a European competition policy, which aims at creating a level playing field for Member States’ companies, and promoting economic efficiency, and a European consumer policy. In addition, various liberalization and harmonization measures are being implemented, for example in the telecommunications and energy sectors. In the financial sector, the single market has been fostered by providing for the free movement of capital and the freedom to perform banking services throughout the EU under the “single passport,” which enables financial institutions to provide financial services throughout the common market based on a single license obtained in one Member State. Another important policy area for the EU has been agriculture. Subsidies to this sector make up more than 40% of the EU’s budget. The EU also promotes economic integration with regional aid, which is designed to focus development efforts on certain disadvantaged regions and sections of population of the EU.

The financial framework for the enlarged EU for the period from 2007 until 2013 was formally adopted on May 17, 2006, with an Interinstitutional Agreement (“IIA”) signed by the European Parliament (the “Parliament”), the Council of the European Union (the “Council”) and the European Commission. Among other things, the IIA defines maximum amounts for commitment appropriations, which cover commitments made to spend funds over one or more years in certain expenditure categories. Additionally, the IIA defines an annual maximum amount for payment appropriations, which cover payments made to honor the legal commitments entered into during the current financial year and/or earlier financial years. The 2011 EU budget, which was adopted by the Parliament on December 15, 2010, amounts to EUR 141.9 billion in commitment appropriations and EUR 126.5 billion in payment appropriations. The amount of commitment appropriations corresponds to 1.13% of the EU gross national income, while the amount of payment appropriations corresponds to 1.01% of the EU gross national income.

Sources: Europa.eu, What does the EU do?
(http://europa.eu/abc/12lessons/lesson_5/index_en.htm);
Europe.eu, The single market
(http://europa.eu/abc/12lessons/lesson_6/index_en.htm);
European Commission, Banking
(http://ec.europa.eu/internal_market/bank/index_en.htm);
European Commission, A Financial Framework for the enlarged Union (2007-2013),
Financial Programming and Budget
(http://ec.europa.eu/budget/prior_future/fin_framework_en.htm);
Official Journal of the European Union, Interinstitutional Agreement between the European Parliament, the Council and the Commission on budgetary discipline and sound financial management (2006/C 139/01)
(http://eur-lex.europa.eu/LexUriServ/site/en/oj/2006/c_139/c_13920060614en00010017.pdf);
European Commission, The current year, Financial Programming and Budget
(http://ec.europa.eu/budget/budget_detail/current_year_en.htm).

Monetary Integration

The Federal Republic is a signatory to and has ratified the Treaty on European Union of February 1992 (also known as the “Maastricht Treaty”). The Maastricht Treaty was the basis for the establishment of the European Economic and Monetary Union (“EMU”). The EMU led, in turn, to the adoption of irrevocable conversion rates between the euro and the national currencies of the initial participating Member States on December 31, 1998 and the introduction of the euro as the single European currency in the “euro area” on January 1, 1999. On January 1, 2002, banknotes and coins denominated in euro were introduced as legal tender to replace the national currencies in the 12 Member States forming the euro area at that time (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain). Slovenia, Malta, Cyprus, and Slovakia subsequently joined as Member States. In January 2011, Estonia joined as the seventeenth Member State.

The European Central Bank (“ECB”) was established on June 1, 1998, as part of the European System of Central Banks (“ESCB”). According to the Maastricht Treaty, the primary objective of the ESCB is to maintain price stability. Without prejudice to the objective of price stability, the ESCB supports the general economic policies of the EU. See “Monetary and Financial System” for more information on the ECB and ESCB. The Eurosystem, consisting of the ECB and the national central banks of those Member States whose currency is the euro (the “Euro Area Member States”), assumed sole responsibility for the monetary policy in the euro area on January 1, 1999.

Sources: The European Union, Treaty on European Union
(http://eur-lex.europa.eu/en/treaties/dat/11992M/htm/11992M.html);
The European Central Bank, Economic and Monetary Union (EMU)
(http://www.ecb.int/ecb/history/emu/html/index.en.html);
The European Central Bank, The first ten years
(http://www.ecb.int/ecb/10ann/html/index.en.html);
The European Central Bank, The euro cash changeover is progressing smoothly in all euro area countries, press release of January 2, 2002
(http://www.ecb.int/press/pr/date/2002/html/pr020102.en.html);
European Council, Dublin European Council 13 and 14 December 1996 Presidency Conclusions
(http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/96/8&format=HTML&aged=1&language=EN&guiLanguage=en);
Treaty of Maastricht on European Union
(http://europa.eu/legislation_summaries/economic_and_monetary_affairs/institutional_and_economic_framework/treaties_maastricht_en.htm).

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Stability and Growth Pact and Excessive Deficit Procedure. To ensure continuous budgetary discipline in the EMU, the Member States agreed on the main elements of a Stability and Growth Pact (the “SGP”) in 1996. According to the SGP, which was slightly modified in 2005, Member States must pursue a medium-term objective of ensuring the long-term sustainability of public finances and minimizing the risk of any Member State’s government deficit exceeding the reference value of 3% of its gross domestic product (“GDP”) under the Maastricht Treaty.

Under the Maastricht Treaty, implementing regulations and the SGP, a Member State whose general government deficit exceeds the reference value of 3% of its GDP becomes subject to the Excessive Deficit Procedure (“EDP”). The EDP provides that the Economic and Finance Affairs Council (the “Ecofin Council”) decides whether an excessive deficit has been incurred. The Ecofin Council is a meeting of the Council composed of Economics and Finance Ministers of the Member States. If it concludes that there is an excessive deficit, the Ecofin Council, based on recommendations by the European Commission, suggests corrective measures aimed at a deficit reduction and then reviews the corrective measures taken by the Member State. If it determines that such corrective measures are not adequate, the Maastricht Treaty and the SGP provide for a wide range of remedies. For the Euro Area Member States, this process could ultimately lead to the imposition of annual financial penalties of as much as 0.5% of such Member State’s GDP. Financial penalties may not be imposed, however, until the end of a further review period. Furthermore, the SGP provides that the deficit limit of 3% of GDP may be exceeded without triggering an EDP provided that the deficit is considered to be exceptional and temporary, for example, in the event of a severe economic downturn (i.e., a recession), a longer period of weak growth or an unusual event outside the control of the Member State concerned (e.g., a significant natural disaster or a war having an impact on that Member State) and the deficit ratio remains close to the 3% threshold.

Moreover, in judging whether a deficit is excessive and whether a Member State must implement corrective measures, the Ecofin Council relies on an indicative list of relevant factors that has been agreed upon by the Member States. This list includes, among other factors, the costs of implementing policies according to the EU Strategy for Growth and Jobs (Europe 2020); high financial contributions aimed at fostering international solidarity and achieving European policy goals, notably European unification; and costs of pension reform.

For information on the Federal Republic’s pending EDP, see “Public Finance—Germany’s General Government Deficit/Surplus, the General Government Gross Debt and the Excessive Deficit Procedure.”

Sources: European Council, Dublin European Council 13 and 14 December 1996 Presidency Conclusions
(http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/96/8&format=HTML&aged=1&language=EN&guiLanguage=en);
Treaty of Maastricht on European Union
(http://europa.eu/legislation_summaries/economic_and_monetary_affairs/institutional_and_economic_framework/treaties_maastricht_en.htm);
European Commission, Economic and Financial Affairs, Stability and Growth Pact
(http://ec.europa.eu/economy_finance/sgp/index_en.htm);
European Commission, The corrective arm: the excessive deficit procedure
(http://europa.eu/legislation_summaries/economic_and_monetary_affairs/stability_and_growth_pact/l25020_en.htm).

In order to improve coordination of Member States’ economic policies and help strengthen budgetary discipline, macroeconomic stability and growth, the Ecofin Council approved on September 7, 2010 a reform of the implementation of the SGP that introduced the “European Semester” from 2011 onwards. The European Semester is a six-month period each year during which Member States’ budgetary and structural policies will be reviewed to detect inconsistencies and emerging imbalances. Every year in March, the European Council will identify the main economic challenges facing the EU and give strategic advice on policies. Taking this guidance into account, in April of each year the Member States will review their medium-term budgetary strategies and draw up national reform programs setting out the action they will undertake in areas such as employment and social inclusion. In July, the European Council and the Ecofin Council will provide policy advice on the basis of the programs submitted by the Member States before the Member States finalize their budgets for the following year.

Sources: Council of the European Union, The European semester – for a more robust economy
(http://www.consilium.europa.eu/showFocus.aspx?id=1&focusId=504&lang=en);
Council of the European Union, 3030th Council meeting Economic and Financial Affairs, press release of September 7, 2010
(http://europa.eu/rapid/pressReleasesAction.do?reference=PRES/10/229&format=HTML&aged=0&language=EN&guiLanguage=en).

Response to the European Sovereign Debt Crisis. After Greece had experienced serious difficulties in accessing the financial markets to obtain new borrowings to cover its substantial financing needs in the first months of 2010, the Euro Area Member States concluded that the stability of the euro area as a whole was threatened and agreed to help Greece meet its financing needs. In May 2010, the other Euro Area Member States agreed to provide Greece with stability support in the form of pooled bilateral loans in the amount of up to EUR 80 billion parallel to a loan facility provided by the IMF in the amount of up to EUR 30 billion. The amounts extended are being paid out over a period of three years. The share of the Federal Republic amounts to up to approximately EUR 22.3

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billion and was extended by KfW on behalf of the Federal Republic. See also “KfW—Business—Capital Markets—Special Mandate by the Federal Government—Support Measures for Greece.”

On May 10, 2010, the Council of the European Union and the Member States decided on a comprehensive package of measures to address the risk of contagion in an environment of fragile financial markets and to preserve financial stability in Europe. This package included a new community instrument (the European Financial Stabilisation Mechanism, or “EFSM”) of up to EUR 60 billion. In addition, the Euro Area Member States set up the European Financial Stability Facility (“EFSF”). This special purpose vehicle is authorized to issue bonds guaranteed by Euro Area Member States for up to EUR 440 billion for the purpose of on-lending to Euro Area Member States in financial difficulties, subject to conditions, which are to be negotiated with the European Commission in liaison with the ECB and the IMF and to be approved by the euro area finance ministers. The IMF participates in financing arrangements with up to EUR 250 billion. The EFSF, which has been granted triple A ratings by Fitch, Moody’s and Standard & Poor’s, has been fully operational since August 4, 2010 and commenced refinancing activities at the beginning of 2011 through EFSF SA, a Luxembourg-registered company owned by the Euro Area Member States.

The first Euro Area Member State to receive support by the EFSM and EFSF was Ireland. The financial assistance, which was agreed upon in December 2010 and is being provided subject to compliance with strict conditionality, consists of financial support of EUR 85 billion, including EUR 22.5 billion to be financed through the EFSM, EUR 17.7 billion through the EFSF, EUR 22.5 billion through the IMF, and EUR 4.8 billion through bilateral loans from the United Kingdom, Denmark and Sweden. The remaining EUR 17.5 billion are being financed by the Irish Treasury cash buffer and investments of the Irish National Pension Reserve Fund.

In early April 2011, the Portuguese Republic officially applied for support under the financial support mechanisms. On May 5. 2011, the European Commission and the IMF expressed their support for the economic program announced by the Portuguese government following the successful conclusion of negotiations with the European Commission, in liaison with the ECB, and the IMF. The total financial support to be provided amounts to EUR 78 billion, of which the European Union has pledged EUR 52 billion and the IMF’s contribution would be through a three-year loan in an amount equivalent to approximately EUR 26 billion.

Sources: Statement on the support to Greece by Euro area Members States, press release of April 11, 2010
(http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/10/123&format=HTML&aged=0&language=EN&guiLanguage=en);
Statement of the heads of state or government of the euro area of May 7, 2010
(http://ec.europa.eu/commission_2010-2014/president/news/speeches-statements/pdf/114295.pdf);
Bundesregierung, Griechenland-Hilfe beschlossen, May 7, 2010
(http://www.bundesregierung.de/Content/DE/Artikel/Euroschutzschirm/2010-05-07-griechenland.html);
IMF, IMF Approves €30 Bln Loan for Greece on Fast Track, May 9, 2010
(http://www.imf.org/external/pubs/ft/survey/so/2010/NEW050910A.htm);
Council of the European Union, Extraordinary Council meeting, Economic and Financial Affairs, Brussels 9/10 May 2010, press release
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/114324.pdf);
Council of the European Union, Statement by the Eurogroup and ECOFIN Ministers, press release of November 28, 2010
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/118051.pdf);
Council agrees on joint EU-IMF financial assistance package for Ireland, December 7, 2010
(http://ec.europa.eu/economy_finance/articles/eu_economic_situation/2010-12-01-financial-assistance-ireland_en.htm);
EFSF, EU and EFSF funding plans to provide financial assistance for Ireland, press release of December 21, 2010
(http://www.efsf.europa.eu/mediacentre/news/2010/2010-006-eu-and-efsf-funding-plans-to-provide-financial-assistance-for-ireland.htm);
President of the European Commission, Portugal requests activation of the financial support mechanisms, press release of April 6, 2011
(http://ec.europa.eu/economy_finance/articles/financial_operations/2011-04-06-portugal_en.htm);
Statement on Portugal by Olli Rehn, European Commissioner for Economic and Monetary Affairs, and Dominique Strauss-Kahn, Managing Director of the International Monetary Fund (IMF), May 5, 2011 (http://europa.eu/rapid/pressReleasesAction.do?reference=MEMO/11/275&format=HTML&aged=0&language=EN&guiLanguage=en);
ECB assesses the Portuguese economic and financial adjustment programme, press release of May 5, 2011
(http://www.ecb.int/press/pr/date/2011/html/pr110505_1.en.html);
IMF Reaches Staff-Level Agreement With Portugal On a €26 Billion Extended Fund facility Arrangement
(http://www.imf.org/external/np/sec/pr/2011/pr11160.htm).

On December 16, 2010, the European Council agreed on a draft decision for a limited treaty amendment allowing Euro Area Member States to establish a permanent mechanism to safeguard the financial stability of the euro area as a whole. The European Council further confirmed the general features of this permanent mechanism (the European Stability Mechanism, or “ESM”) as outlined in a statement by the Eurogroup Ministers of November 28, 2010. The ESM will be based on, and replace, the EFSF and the EFSM.

On March 24 and 25, 2011, the European Council adopted a comprehensive package of measures to strengthen the economic governance of the European Union and ensure the lasting stability of the euro area as a whole. The European Council: (1) concluded the Euro Plus pact, a new instrument of policy coordination for competitiveness and convergence within the euro area and among the Euro Area, and interested non-Euro Area, Member States; (2) reached a detailed agreement on the features of the permanent stability mechanism, or ESM, and on the temporary facility, or EFSF; (3) agreed on the amendment of the Treaty on the Functioning of the European Union (the “Treaty”) needed to give legal certainty to the stability mechanism (subject, inter alia, to approval by the national legislatures); (4) endorsed the agreement on six legislative proposals on budgetary and macro-economic surveillance; and (5) underlined the importance of banking sector stress tests, which are currently carried out by the European Banking Authority and other relevant authorities.

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The package of six legislative proposals on economic governance seeks to ensure enhanced fiscal discipline and to avoid excessive macroeconomic imbalances. The package includes the following: a reform of the Stability and Growth Pact aimed at enhancing the surveillance of Member States’ fiscal policies and at applying enforcement measures more consistently and at an earlier stage; new provisions on national fiscal frameworks; and a new surveillance of macroeconomic imbalances. Basic features are a more prominent role for the general government gross debt criterion (with 5% of the difference between the actual debt ratio and the 60% of GDP reference value under the Maastricht criteria to be corrected each year) and quasi-automatic sanctions.

In line with the decisions taken by the euro area Heads of State or Government on March 11, 2011, the ESM, which is to be established by the Euro Area Member States and will become operational as from June 2013, will have an effective lending capacity of EUR 500 billion. In addition, until June 2013 the effective lending capacity of the EFSF in the amount of EUR 440 billion will be ensured. The draft of the ESM treaty and the amendments to the EFSF agreement are currently being finalized to allow for signature before the end of June 2011. With respect to its capital structure, the ESM will have a total subscribed capital of EUR 700 billion and the contribution of each Member State will be based on the paid-in capital key for the ECB. On this basis, the Federal Republic’s contribution will amount to approximately 27%. In order to obtain and maintain the highest credit rating, EUR 80 billion out of the total EUR 700 billion will be in form of paid-in capital contributed by the Euro Area Member States in five equal annual installments from July 2013 onwards. The Federal Republic will contribute paid-in capital in an amount of approximately EUR 22 billion. In addition, the ESM will dispose of a combination of committed callable capital and guarantees from Euro Area Member States in a total amount of EUR 620 billion.

Consistent with the proposed amendment of the Treaty, the ESM will be able to provide financial assistance, if indispensable to safeguard the stability of the euro area as a whole, subject to strict conditionality under a macro-economic adjustment program, and if mutually agreed by the voting members of the ESM’s Board of Governors (consisting of the Ministers of Finance of the Euro Area Member States) based on a debt sustainability analysis conducted by the European Commission together with the International Monetary Fund and in liaison with the ECB. Provided these conditions are met, the ESM may grant either direct loans or, in exceptional cases, purchase the bonds of Member States in the primary market. Financial assistance from the ESM will be activated upon a Member State’s request. In all circumstances, active participation of the IMF will be sought. In addition, an adequate and proportionate form of private-sector involvement will be expected on a case-by-case basis, with the nature and the extent of this involvement depending on the outcome of the debt sustainability analysis and potential implications for euro area financial stability. In order to facilitate this process, standardized collective action clauses will be included in the terms and conditions of all new euro area government securities with a maturity in excess of one year issued from July 2013 onwards. These clauses are intended to enable creditors to adopt a qualified majority decision agreeing to a legally binding change to the terms of payment in the event that a debtor Member State is unable to meet its payment obligations. In all cases, any ESM loan will enjoy preferred creditor status, junior only to any IMF loans.

The ESM will assume the role of the EFSF and the current EFSM in providing financial assistance to Euro Area Member States after June 2013. Undisbursed and unfunded portions of existing loan facilities are intended to be transferred to the ESM. Consolidated ESM and EFSF lending must not exceed EUR 500 billion. The EFSF will remain operational after June 2013 until it has received full payment of financing granted to Member States and has repaid its liabilities under the financial instruments issued and any obligations to reimburse guarantors.

Sources: European Council, Conclusions 16-17 December 2010
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/118578.pdf);
European Council, Conclusions 24-25 March 2011
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ec/120296.pdf),
President of the European Council, Remarks by Herman VAN ROMPUY President of the European Council following the meeting of the European Council, press release of March 25, 2011 (http://www.consilium.europa.eu/App/NewsRoom/loadDocument.aspx?id=1823&lang=English&directory=en/ec/&fileName=120294.pdf); Bundesministerium der Finanzen, Gesamtpaket zur Reform der Währungsunion vom Europäischen Rat verabschiedet
(http://www.bundesfinanzministerium.de/nn_82/DE/Wirtschaft__und__Verwaltung/Europa/Der__Euro/Wirtschafts-und-Waehrungsunion/ESM/23032011-ESM.html?__nnn=true).

Political Integration

The EU’s three main institutions are the Council (representing the governments of the Member States), the Parliament (elected by and representing the citizens of the Member States) and the European Commission (the executive body of the EU). In order to ensure that the decision-making process within the EU’s institutions continues to work effectively, the European Convention was formed in 2001. Its goal was to draft a European constitution that would set out the powers and responsibilities of the institutions and the decision-making process, thus enabling the EU to cope with its main challenges in the mid-term future, the enlargement of the EU and the increased involvement of EU citizens, by introducing more direct democratic processes and transparency into the governance of

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the EU. The European constitution was signed by the heads of state and government and the foreign ministers in October 2004; it was required to be ratified by all Member States as a precondition to its entry into force. After the failure of referendums on ratification held in France and the Netherlands, the European Council in June 2005 decided to enter a period of reflection on the process of reforming the EU institutions. In June 2007, the European Council decided to convene an Intergovernmental Conference to draft a new EU treaty. The treaty, which was signed by the heads of state and government and the foreign ministers in Lisbon on December 13, 2007 (the “Treaty of Lisbon”), largely reflects the institutional reforms embodied in the Constitution, while modifying or leaving out certain controversial topics. It entered into force on December 1, 2009.

Sources: Europa.eu, How does the EU work?, Europe in 12 lessons: Lesson 4
(http://europa.eu/abc/12lessons/lesson_4/index_en.htm);
Europa.eu, Institutional Reform of the European Union: Main dates
(http://europa.eu/documentation/legislation/institutional_reform/chronology/index_en.htm);
Official Journal of the European Union, 2004/C 310/01
(http://eur-lex.europa.eu/JOHtml.do?uri=OJ:C:2004:310:SOM:EN:HTML);
European Council, Declaration by the Heads of State or Government of the Members States of the European Union, June 18, 2005
(http://europa.eu/rapid/pressReleasesAction.do?reference=DOC/05/3&format=HTML&aged =0&language=EN&guiLanguage=en);
European Council, The Brussels European Council – June 21 and 22, 2007
(http://europa.eu/legislation_summaries/other/constitution_european_council_2007_en.htm);
Europa.eu, Treaty of Lisbon: The treaty at a glance (http://europa.eu/lisbon_treaty/glance/index_en.htm);
Europa.eu, Treaty of Lisbon: News (http://europa.eu/lisbon_treaty/index_en.htm).

Statistical Disclosure Standards of the International Monetary Fund

The Federal Republic currently meets the Special Data Dissemination Standard (“SDDS”) of the IMF relating to coverage, periodicity and timeliness of economic data. Although subscription by member countries to the SDDS is voluntary, it carries a commitment requiring members to observe the standard and to provide certain information to the IMF about their practices in disseminating economic and financial data.

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THE ECONOMY

Overview

Since 1945, the Federal Republic’s economic system has developed into a social market economy, combining the free initiative of the individual with progressive social principles. The Grundgesetz guarantees freedom of private enterprise and private property, provided that these basic rights are not exercised against the public good. The state mainly has a regulatory function in the market economy, setting the general framework of conditions within which market processes take place. State intervention in price setting is limited to a very small number of industries.

Key Economic Figures

The German economy is one of the world’s largest economies. In 2010, the GDP of Germany expressed at current prices was EUR 2,498.8 billion, compared to EUR 2,397.1 billion in 2009, which represents an increase of 4.2%. Real GDP rose by 3.6% compared to 2009 and exceeded the 1991 level by 27.7%. 1991 represents the first full year after German reunification on October 3, 1990. The growth in GDP since 1991 has been largely driven by productivity gains, as real GDP per employee has risen by 21.8% since 1991. In calculating real GDP, the Federal Statistical Office uses a chain index based on the previous year’s prices. In 2010, GDP per capita at current prices was EUR 30,569, while GDP per employee at current prices was EUR 61,725.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2010 (Februar 2011), Tables 2.1.1 and 2.1.4.

As in many advanced economies, the services sector of the Federal Republic has become the largest contributor to GDP (in terms of gross value added). In 2010, financial, renting and business activities accounted for 30.4% (1991: 23.3%), and other public and private service activities accounted for 23.6% (1991: 20.8%) of gross value added, measured at current prices, while the share of trade and transport services, including hotel and restaurant services as well as communication services, amounted to 17.2% (1991: 17.9%). The production sector (excluding construction) generated 23.7% of gross value added compared to 30.6% in 1991. Construction contributed 4.1% (1991: 6.0%) to gross value added, and agriculture, forestry and fishing accounted for 0.9% of gross value added (1991: 1.4%).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2010 (Februar 2011), Table 2.2.1.

In 2010, private consumption totaled 57.8% of nominal GDP, gross capital formation amounted to 17.5%, and government consumption equaled 19.5%. Exports and imports of goods and services accounted for 45.9% and 40.7% of GDP at current prices, respectively. The trade balance (according to national accounts) thus showed a surplus equal to 5.2% of GDP in 2010.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2010 (Februar 2011), Table 2.3.1.

In 2010, real GDP rose by 3.6% compared to 2009, which is the highest increase represented since the German Reunification. Net exports contributed 1.3 percentage points to economic growth in 2010. This was due to an increase in exports by 14.1% (compared to a 14.3% decline in 2009), while imports rose by 12.6% on a price-adjusted basis (2009: -9.4%). Exports measured at current prices reached EUR 1,146.4 billion and imports stood at EUR 1,016.2 billion. Gross capital formation in machinery and equipment also increased significantly in 2010 (in real terms: +10.9% compared to -22.6% in 2009), and gross capital formation in construction rose by 2.8%. Final consumption expenditure of general government rose by 2.3% in 2010 upon price adjustment, and final consumption expenditure of households rose by 0.4% on a price-adjusted basis compared to 2009.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2010 (Februar 2011), Tables 2.3.1, 2.3.2 and 2.3.10.

The rate of registered unemployment (as computed under the “national definition” of the Federal Employment Agency) declined from 8.2% in 2009 to 7.7% in 2010. Based on the internationally comparable method of calculation promulgated by the International Labour Organization (“ILO”), which is referred to as the “ILO definition,” the unemployment rate decreased from 7.4% in 2009 to 6.8% in 2010. For an explanation of the differences between the national definition and the ILO definition, see “—Employment and Labor.” Inflation as measured by the percentage increase in the national consumer price index (“CPI”) accelerated from 0.4% in 2009 to 1.1% in 2010. This was mainly due to the increase in prices for energy (+3.9%) and food (+1.6%). General government gross debt stood at EUR 2,079.6 billion at year-end 2010. This was an increase of EUR 318.9 billion compared to year-end 2009.

Sources: Bundesagentur für Arbeit, Monatsbericht Februar 2011, Table 5.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2010 (Februar 2011), Table 2.1.11; Statistisches Bundesamt, Fachserie 17, Reihe 7 – Februar 2011, Table 1.1 and 1.2; Statistisches Bundesamt, Consumer prices in 2010: +1.1% on 2009, press release of January 14, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/01/PE11__013__611,templateId=renderPrint.psml);
Eurostat, Euro area and EU27 government deficit at 6.0% and 6.4% of GDP respectively, press release of April 26, 2011
(http://epp.eurostat.ec.europa.eu/cache/ITY_PUBLIC/2-26042011-AP/EN/2-26042011-AP-EN.PDF).

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The German economy is experiencing a broad-based upturn. Domestic demand is expected to strengthen further and the overall economic upturn is anticipated to continue, although at a more moderate pace than in 2010. In its spring forecast published in April 2011, the Federal Government projected that real GDP in Germany will grow by 2.6% in 2011. Real exports and imports are expected to increase by 7.5% and 7.5%, respectively, compared to 2010. Investment activity is likely to gain further momentum. Accordingly, gross fixed capital formation is projected to grow by 5.5% in 2011. German enterprises are expected to increase real gross fixed capital formation in machinery and equipment by 10.7%, and real gross fixed capital formation in construction is projected to rise by 1.8%. In 2011, government consumption is expected to increase by 1.3% and private consumption is forecast to rise by 1.3% (both in real terms). The Federal Government expects that unemployment (according to the national definition) will equal approximately 2.9 million persons on average in 2011, which would constitute a decrease of around 320,000 registered unemployed persons compared to 2010.

Sources: Bundesministerium für Wirtschaft und Technologie, Brüderle: “Dynamisches Wachstum stärkt Kaufkraft und Arbeitsmarkt,” press release of April 14, 2011
(http://www.bmwi.de/BMWi/Navigation/Presse/pressemitteilungen,did=386598.html).

The following table shows selected key economic figures for the Federal Republic for the past five years.

KEY ECONOMIC FIGURES

	2010	2009	2008	2007	2006

	(EUR in billions)
GDP – at current prices	2,498.8	2,397.1	2,481.2	2,432.4	2,326.5
(change from previous year in %)	4.2	-3.4	2.0	4.6	3.8
GDP – price-adjusted, chain-linked index (2000=100), not adjusted for calendar effects	109.0	105.2	110.4	109.3	106.5
(change from previous year in %)	3.6	-4.7	1.0	2.7	3.4
GDP – price-adjusted, chain-linked index (2000=100), adjusted for calendar effects	108.8	105.1	110.2	109.5	106.5
(change from previous year in %)	3.5	-4.7	0.7	2.8	3.6
Unemployment rate (ILO definition)
(in %) (1)	6.8	7.4	7.2	8.3	9.8
Rate of inflation
(year-to-year change in consumer price index (CPI) in %)	1.1	0.4	2.6	2.3	1.6
Balance of payments – current account	141.4	133.7	154.8	181.2	145.0
General government gross debt (2)	2,079.6	1,760.8	1,644.1	1,578.8	1,571.6

(1)	Unemployed persons, available and seeking work.
(2)	Definition according to Maastricht Treaty.

Sources: Deutsche Bundesbank, Monatsbericht März 2011, Tables IX.1 and XI.2; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2010 (February
2011), Tables 1.1 and 1.10; Statistisches Bundesamt, Consumer Prices, Consumer price index for Germany (2005=100) – % change on the previous year, last updated on May 11, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/BasicData/Content100/vpi101j,
templateId=renderPrint.psml); Eurostat, Euro area and EU27 government deficit at 6.0% and 6.4% of GDP respectively, press release of April 26, 2011
(http://epp.eurostat.ec.europa.eu/cache/ITY_PUBLIC/2-26042011-AP/EN/2-26042011-AP-EN.PDF).

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Economic Policy

General

The Federal Government’s foremost economic policy objectives are to promote economic growth and employment. In addition, the Federal Government seeks to modernize the German economy and German society on every level in order to face successfully the challenges resulting from European integration, globalization and the emergence of a knowledge-based economy. The Federal Government believes that achieving these objectives is also necessary to further improve the Federal Republic’s position as a business location that is able to compete globally for capital, ideas and innovation. The structural reforms contribute to strengthening the potential for growth and enhancing domestic sources of demand while preserving high international competitiveness.

In 2010, German gross domestic product grew by 3.6% in price-adjusted terms, which was the strongest economic performance since reunification. While this development was largely attributable to the rebound of the world economy, fiscal policy measures, including the Government’s “stimulus packages,” also played an important role in shielding the real economy from the effects of the global financial and economic crisis. German companies were able to build on their earlier export success and get back on track quickly. Since then, the initial economic stimulus from exports has spread to the domestic economy, which is increasingly becoming the driving force behind Germany’s economic expansion. Accordingly, the recovery has become increasingly broad-based. The economic rebound is also leading to an increase in employment. During the crisis, there were no major job losses despite the drastic decline in industrial output and overall economic activity. This was a positive exception compared to most other advanced economies. In recent years, employees and employers have agreed moderate wage agreements and thereby made a significant contribution toward improving the competitiveness of German companies. For more information on recent economic developments, see “—Key Economic Figures.”

Sources: Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2011
(http://www.bmwi.de/BMWi/Redaktion/PDF/Publikationen/jahreswirtschaftsbericht-2011,property=pdf,bereich=bmwi,sprache=de,rwb=true.pdf);
Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP
(http://www.cdu.de/doc/pdfc/091215-koalitionsvertrag-2009-2013-englisch.pdf).

Current Policy Initiatives

From Fall 2008 through 2010, the agenda of the Federal Government’s economic policy was determined to a major extent by the significant deterioration of global economic conditions. The Federal Government generally decided to accept the negative impact of the adverse economic trend on the public budget and to permit automatic stabilizers, such as cyclical tax shortfalls and rising unemployment compensation, to take full effect. However, it also introduced measures aimed at stimulating demand, while simultaneously enhancing the long-term growth potential. In total, the Federal Government’s measures to support and stimulate the economy in 2009 and 2010 amounted to approximately EUR 100 billion, which corresponds to approximately 2% of GDP in each of these two years.

Following the crisis-related government interventions of recent years, the objectives of economic policy have shifted to restoring the balance between government and markets in order to strengthen domestic growth drivers in the long-run and thereby secure future prosperity. To this end, government measures to overcome the crisis will be successively phased out. Because the supply of credit to businesses steadily improved during the economic rebound, it was possible to phase out the credit and guarantee programs at the end of 2010 as planned. Short-time work arrangements proved to have a stabilizing effect on overall employment during the crisis. While the special arrangements for short-time work were initially planned to expire at the end of 2010, the Federal Government has extended them until March 2012. However, the sharp drop in the number of new applications for short-time work benefits in the year-on-year comparison since the end of 2009 signals a steady fall in the demand for this measure. The bulk of additional investment spending by the Federal Government during the crisis was channeled into a special fund called the Investment and Redemption Fund (Investitions- und Tilgungsfonds). This fund will finance measures only through the end of 2011, and the fund will thereafter enter the redemption phase.

The Federal Government has also started the growth-oriented consolidation of public finances. This process will involve limiting government spending, reducing subsidies, enhancing incentives, and placing a continued priority on funding for education and research. The consolidation package (Zukunftspaket) adopted by the Federal Government reflects this shift in fiscal policy. The package aims to achieve structural consolidation that strengthens the growth potential and enhances confidence in the stability of the euro. In this way, the Federal Government is adhering to the requirements stipulated by the new constitutional debt brake (Schuldenbremse).

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Properly functioning financial markets are indispensable for boosting the long-term growth potential. After financial markets have been stabilized, the key task is to overcome structural deficiencies (e.g., moral hazard problems) that the crisis exposed in the German and international financial systems. The objective of the Federal Government’s reform agenda is to bolster the resilience of financial institutions and the overall financial system.

Future German growth potential will also be strongly influenced by demographic changes. Consequently, the Federal Government’s policies are geared toward increasing the labor force participation of women and older people in particular, as well as low-skilled workers and individuals with an immigrant background. At the same time, it is important to further reduce structural unemployment in Germany and to move more people into employment. To this end, the Federal Government intends to optimize incentive structures in order to further improve the functioning of the labor market.

To remain competitive, the German economy needs well-trained, highly skilled workers. For this reason, the Federal Government is committed to improving the quality and breadth of education and training, and to enabling people at every stage of life to participate comprehensively in education and training programs. In order to successfully counteract the impending shortage of skilled workers, the Federal Government primarily intends to harness the untapped potential of its domestic workforce, while also considering measures to attract qualified foreign specialists to Germany. To this end, the Federal Government will assess whether Germany’s immigration laws need to be adapted accordingly. In addition, the Federal Government is taking further steps to foster the establishment of new businesses and is improving the conditions for business succession.

To boost competition, the Federal Government plans to revise the Act against Restraints of Competition (Gesetz gegen Wettbewerbsbeschränkungen) to further improve conditions of competition, particularly in the areas of merger control, the abuse of dominant positions, provisions on fines, and procedures governing violations of anti-trust rules.

In addition, the Federal Government has earmarked EUR 12 billion for investments in education and research through the year 2013 with the aim of enhancing productivity in the medium and long term. In this context, funding to promote key technologies will place a higher priority on finding solutions to urgent societal challenges (climate/energy, health/nutrition, mobility, safety/security and communication). As an efficient transport infrastructure is essential for economic growth, the Federal Government seeks to maintain and enhance the quality of Germany’s railways, roads and waterways.

In 2010, the Federal Government adopted an energy concept that sets out guidelines for energy policy through the year 2050. This energy concept unites several crucial energy policy objectives – energy security, climate protection, economic growth and greater competitiveness – within a single strategy. It sets the long-term target of achieving an 80 percent reduction in greenhouse gas emissions by 2050, compared to 1990 levels. To this end, it is intended to increase the production and use of renewable energy sources, making them the primary source of German energy supply. Achieving these energy and climate policy targets will require substantial investments. The development of new technologies, the further expansion of power grids, and the integration of these grids into a European electricity grid as well as striving for the conclusion of a new international climate protection agreement are all integral parts of the energy concept.

Germany’s external economic policy aims to increase the openness of international markets for goods and services, reduce trade barriers, and improve the conditions for cross-border investment. Among other things, this policy includes strengthening international competition through the elimination of unfair trade practices and subsidies as well as improving the protection and enforcement of intellectual property rights. For this reason, the Federal Government remains committed to reaching a comprehensive and balanced agreement in the WTO negotiations under the Doha Round. This agreement should also reflect the interests of developing countries. WTO-compatible regional and bilateral free trade agreements between the EU and its trading partners constitute an important complement to multilateral agreements within the framework of the WTO.

For information on government measures to stabilize Germany’s financial system, see “Monetary and Financial System—Policy Response to the Global Economic and Financial Crisis—Policy Responses by the Federal Government.” For information on the federal budget, see “Public Finance.”

Sources: Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2011
(http://www.bmwi.de/BMWi/Redaktion/PDF/Publikationen/jahreswirtschaftsbericht-2011,property=pdf,bereich=bmwi,sprache=de,rwb=true.pdf);
Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2010
(http://www.bmwi.de/BMWi/Redaktion/PDF/Publikationen/jahreswirtschaftsbericht-2010,property=pdf,bereich=bmwi,sprache=de,rwb=true.pdf);
Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2009
(http://www.bmwi.de/BMWi/Redaktion/PDF/Publikationen/jahreswirtschaftsbericht-2009,property=pdf,bereich=bmwi,sprache=de,rwb=true.pdf);
Bundesministerium der Finanzen, Addendum to the Update of the German Stability Programme
(http://ec.europa.eu/economy_finance/publications/publication13915_en.pdf);
Bundesministerium der Finanzen, German Stability Programme January 2010 Update
(http://ec.europa.eu/economy_finance/sgp/pdf/20_scps/2009-10/01_programme/de_2010-02-09_sp_en.pdf);
Bundesamt für Wirtschaft und Ausfuhrkontrolle, Umweltprämie
(http://www.bafa.de/bafa/de/wirtschaftsfoerderung/umweltpraemie/index.html);
Bundesministerium der Finanzen, Gesetz zur Beschleunigung des Wirtschaftswachstums
(http://www.bundesfinanzministerium.de/nn_82/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetze__Verordnungen/044__a,templateId
=raw,property=publicationFile.pdf); Bundesministerium der Finanzen, Gesetz zur Sicherung von Beschäftigung und Stabilität in Deutschland (http://www.bundesfinanzministerium.de/nn_82/DE/BMF__Startseite/Aktuelles/Aktuelle__Gesetze/Gesetze__Verordnungen/031__Konjunkturpaket__2__
anl,templateId=raw,property=publicationFile.pdf).

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Gross Domestic Product

The following tables show the structure of the Federal Republic’s GDP at current prices by use and origin for each of the years indicated along with changes over the respective preceding period.

STRUCTURE OF GDP – USE

	2010	2009	2008	2007	2006	2010	2009	2008	2007

	(EUR in billions)					(change in %)
Domestic uses	2,368.6	2,278.6	2,321.8	2,259.6	2,193.5	3.9	-1.9	2.8	3.0
Final private consumption	1,444.7	1,411.1	1,413.2	1,378.9	1,357.8	2.4	-0.2	2.5	1.6
Final government consumption	486.7	472.1	449.6	434.9	425.3	3.1	5.0	3.4	2.2
Gross fixed capital formation	448.1	422.7	471.4	454.6	423.3	6.0	-10.3	3.7	7.4
Machinery and equipment	170.0	154.7	201.6	196.0	178.3	9.9	-23.3	2.9	9.9
Construction	249.8	240.1	241.5	231.0	218.5	4.0	-0.6	4.5	5.7
Other products	28.3	27.9	28.3	27.6	26.6	1.4	-1.4	2.8	3.7
Changes in inventories (1)	-11.0	-27.3	-12.4	-8.8	-12.9	—	—	—	—
Net exports (1)	130.2	118.5	159.5	172.8	133.0	—	—	—	—
Exports	1,146.4	978.8	1,177.9	1,141.2	1,055.5	17.1	-16.9	3.2	8.1
Imports	1,016.2	860.3	1,018.4	968.4	922.5	18.1	-15.5	5.2	5.0

Gross domestic product	2,498.8	2,397.1	2,481.2	2,432.4	2,326.5	4.2	-3.4	2.0	4.6

(1)	Percentage changes are not presented due to the potentially changing signs of these net positions.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2010 (February 2011), Tables 3.1 and 3.9.

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STRUCTURE OF GDP – ORIGIN

	2010	2009	2008	2007	2006	2010	2009	2008	2007

	(EUR in billions)					(change in %)
Gross value added of all economic sectors	2,239.9	2,140.6	2,224.8	2,180.7	2,098.7	4.6	-3.8	2.0	3.9
Agriculture, forestry and fishing	19.5	17.3	20.0	20.9	17.7	12.5	-13.3	-4.7	18.0
Production sector (excluding construction)	531.9	474.4	569.7	576.1	544.2	12.1	-16.7	-1.1	5.9
Construction	92.6	92.1	89.8	87.5	82.3	0.5	2.6	2.7	6.3
Trade and transport (1)	385.3	373.7	396.7	377.5	368.8	3.1	-5.8	5.1	2.4
Financial, renting and business activities	681.8	666.7	655.8	638.6	614.3	2.3	1.7	2.7	3.9
Other public and private service activities	528.8	516.4	492.9	480.1	471.3	2.4	4.8	2.6	1.9
Taxes on products offset against subsidies on products	258.9	256.5	256.4	251.7	227.8	1.0	0.0	1.9	10.5

Gross domestic product	2,498.8	2,397.1	2,481.2	2,432.4	2,326.5	4.2	-3.4	2.0	4.6

(1)	Including hotel and restaurant services as well as communication services.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2010 (February 2011), Tables 1.13 and 2.1.

Sectors of the Economy

Production Sector

The production sector of the Federal Republic grew rapidly after 1945. The main cause for this development was the transition from a state-controlled economy to a social market economy, in which state intervention is limited to furthering social welfare and creating favorable economic conditions. Following German reunification in 1990, industry in the eastern Länder, i.e., the former German Democratic Republic (“GDR”), has undergone a restructuring process. Today, the German production sector is characterized by a balanced mix of small, medium and large enterprises and is almost entirely privately owned. It is geographically concentrated in the western Länder of North-Rhine Westphalia, Bavaria and Baden-Württemberg. The main segments of the production sector relate to the manufacturing of motor vehicles, machinery and equipment, electrical and optical equipment, basic metals and fabricated metal products, as well as chemicals and chemical products. In 2010, the production sector’s aggregate contribution to gross value added at current prices was 23.7% (excluding construction) and 27.8% (including construction), respectively. The production sector (excluding construction) is the sector which was most adversely affected by the negative external demand shock during the global economic and financial crisis in 2009. However, this sector recovered strongly in 2010, as price-adjusted gross value added increased by 10.1% year-on-year after shrinking by 16.7% in 2009.

Sources: Volkswirtschaftliche Gesamtrechnungen der Länder, Reihe 1, Länderergebnisse Band 1 (February 2011), Table 2.3; Statistisches Bundesamt, Fachserie 18, Reihe 1.4 2010 (February 2011), Tables 2.2.1, 2.2.2 and 3.2.1.

The following table shows the output of the production sector in index form using 2005 as the base year for each of the years indicated.

OUTPUT IN THE PRODUCTION SECTOR (1)
(2005 = 100)

	2010 (2)	2009	2008	2007	2006

Production sector, total	103.8	94.3	111.5	111.6	105.4
Industry (3)	104.6	93.7	113.4	113.1	105.8
of which:
Intermediate goods (4)	107.0	93.3	114.2	114.5	107.1
Capital goods (5)	103.8	92.0	116.8	114.9	106.0
Durable goods (6)	95.5	87.6	104.0	108.4	107.3
Nondurable goods (7)	102.4	100.6	104.4	105.8	101.7
Energy (8)	93.5	90.6	95.6	98.2	101.0
Construction (9)	108.5	108.2	108.3	108.9	105.8

(1)	Adjusted for working-day variations.
(2)	Provisional figures.
(3)	Manufacturing sector, unless assigned to the main grouping energy, plus mining and quarrying.
(4)	Including mining and quarrying except energy-producing goods.
(5)	Including manufacture of motor vehicles and components.
(6)	Consumption goods that have a long-term use, such as furniture.
(7)	Consumption goods that have a short-term use, such as food. Including printing and service activities related to printing.
(8)	Electricity, gas, steam and hot water supply, mining and quarrying of energy-producing materials, and especially manufacture of refined petroleum products.
(9)	Comprises the economic classifications “Site preparation” and “Building of complete constructions or parts thereof; civil engineering.”

Source: Deutsche Bundesbank, Monatstericht März 2011, Table X.2.

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Services Sector

As in most other industrialized countries, the services sector, which comprises trade and transport services (including hotel and restaurant services as well as communications services), financial, renting and business activities as well as other public and private service activities, has expanded rapidly in recent years and is currently the largest contributor to gross value added. In 2010, the sector’s aggregate contribution to gross value added at current prices decreased slightly to 71.2% (after 72.7% in 2009 and only 62.0% in 1991). Within the services sector, the segment of financial, renting and business activities represents the largest segment in terms of contribution to total gross value added at current prices, contributing 30.4% in 2010 (after 31.1% in 2009).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2010 (February 2011), Table 2.2.1.

Employment and Labor

In 2010, the average unemployment rate according to the national definition was 7.7%, compared to 8.2% in 2009. Under the ILO definition, the average unemployment rate was 6.8% in 2010 compared to 7.6% in 2009. Under both definitions, the average unemployment rate in 2009 decreased significantly to the lowest level of unemployment since 1992.

The strong labor market in 2010 and, in relative terms against the backdrop of the severe recession, in 2009 was attributable to favorable rules regarding the use of short-time work that the Federal Government adopted as a part of the stimulus packages. In 2009, among other favorable special regulations, the maximum period of short-time work was extended from 6 to 24 months. For applications that are filed in 2011, the maximum period has been reduced to 12 months. However, favorable regulations regarding the reimbursement of employers’ social security contributions remain in effect until the end of March 2012.

The number of persons resident in Germany who were either employed or self-employed in 2010 was approximately 40.4 million, an increase of 0.5% compared to 2009.

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2010, Table 10.1
(http://statistik.arbeitsagentur.de/cae/servlet/contentblob/240798/publicationFile/116628/Monatsbericht-201012.pdf);
Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2010 (February2011), Table 2.1.11.; Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2011
(http://www.bmwi.de/BMWi/Redaktion/PDF/Publikationen/jahreswirtschaftsbericht-2011,property=pdf,bereich=bmwi,sprache=de,rwb=true.pdf).

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The following table presents data with respect to employment and unemployment for each of the years indicated. Persons who are participating in programs such as vocational training, job creation plans or early retirement, which are designed to reduce unemployment, particularly in the eastern Länder, are not included in the unemployment rates shown below, as they are not treated as unemployed.

EMPLOYMENT AND UNEMPLOYMENT

	2010	2009	2008	2007	2006

Employed (in thousands)–ILO definition	40,368	40,171	40,216	39,651	38,996
Unemployed (in thousands)–ILO definition (1)	2,930	3,227	3,141	3,602	4,250
Unemployment rate (in %)–ILO definition	6.8	7.4	7.2	8.3	9.8
Unemployed (in thousands)–national definition (2)	3,244	3,423	3,268	3,777	4,487
Unemployment rate (in %)–national definition (3)	7.7	8.2	7.8	9.0	10.8

(1)	Unemployed persons, available and seeking work.
(2)	Registered unemployed persons, available and seeking work (but including persons working up to 15 hours per week).
(3)	As a percentage of the total work force (excluding armed forces).

Sources: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2010, Table 10.1; Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2010 (February 2011), Table 1.10.

Beginning in 1989, the increase in the number of immigrants of German descent from Eastern Europe and of Germans from the former GDR resulted in an accelerated growth of the workforce and contributed, in part, to a subsequent increase in the number of registered unemployed persons. As a result of the fundamental restructuring of the eastern German economy following reunification, a significant number of employees in the eastern Länder lost their jobs. In 2010, under the national definition, the unemployment rate in the eastern Länder was 12.0% (2009: 13.0%), compared to an unemployment rate of 6.6% (2009: 6.9%) in the western Länder.

Source: Bundesagentur für Arbeit, Der Arbeits- und Ausbildungsmarkt in Deutschland: Dezember und das Jahr 2010, Tables 10.2 and 10.3
(http://statistik.arbeitsagentur.de/cae/servlet/contentblob/240798/publicationFile/116628/Monatsbericht-201012.pdf).

In 2010, gross wages and salaries per employee in Germany increased by 2.3%. While wages per hour were almost unchanged, the number of hours worked per employee rose substantially and, accordingly, gross salaries also increased, as employers gradually phased out short-time work. Unit labor costs, which had increased by 5.7% in 2009, when the decline of production did not induce an equivalent reduction of employment, declined by 1.1% in 2010.

The following table shows changes in the wage level per employee and unit labor costs per hour worked for each of the years indicated.

WAGE TRENDS AND LABOR COSTS

	2010	2009	2008	2007	2006

Gross wages and salaries per employee
EUR	28,293	27,663	27,720	27,117	26,716
Change from previous year in %	2.3	-0.2	2.2	1.5	0.9
Unit labor costs per hour worked
Index (2000=100)	105.7	106.9	101.1	98.8	99.0
Change from previous year in %	-1.1	5.7	2.4	-0.2	-1.7

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.2 – 4. Vierteljahr 2010 (February 2011), Tables 2.17 and 2.20.

Approximately one-fifth of the German work force is organized in unions. The German Trade Union Federation (Deutscher Gewerkschaftsbund) serves as an umbrella organization for eight such unions. Each member union typically covers employees of an entire industry, regardless of the precise type of work done by those employees (the “one union, one industry” principle). As a result, employers usually deal with only one negotiating partner on the labor side in each specific industry.

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The unions and employers of each specific industry enter into collective labor agreements (Tarifverträge) without government intervention. As a practical matter, the collective labor agreements usually apply to all employees of a given industry, regardless of whether or not a particular employee is a member of a union, so long as the employer is a member of the relevant association of employers, which is often the case. However, in June 2010 the Federal Labor Court (Bundesarbeitsgericht) rendered a judgment that effectively allows for the co-existence of different collective labor agreements, negotiated by different unions within an industry, for one and the same profession in one and the same company. This judgment is perceived as beneficial to smaller, profession-related unions (e.g., the union for physicians in public sector hospitals, Marburger Bund) as opposed to larger industry-wide unions (e.g., the public services union, ver.di). For the professions affected, higher wage increases are expected to be a likely consequence. Despite their binding character, collective labor agreements usually contain opt-out clauses (Öffnungsklauseln) allowing for company-specific adjustments to be negotiated between the employer and the works council at the specific company. Moreover, there is a range of additional possibilities to deviate from these agreements. Many employers in the eastern Länder are no longer members of employers’ associations, in which case wages are individually negotiated, which often results in wage levels that are lower than those provided for by the Tarifverträge. In recent years, the number of employees in companies that are subject to labor agreements has declined.

In February 2009, amendments to the Law on Posting Workers (Arbeitnehmer-Entsendegesetz) and the Law on Minimum Working Conditions (Mindestarbeitsbedingungengesetz) were adopted by the legislature. These amendments increase the possibilities of using minimum wage rules at the industry level, whereas initiatives to introduce a national statutory minimum wage were abandoned.

Sources: Bundesarbeitsgericht, Pressemitteilungen 9/2010 and 46/2010
(http://juris.bundesarbeitsgericht.de/cgi-bin/rechtsprechung/document.py?Gericht=bag&Art=pm&Datum=2010-1&nr=14041&pos=1&anz=10
and
http://juris.bundesarbeitsgericht.de/cgi-bin/rechtsprechung/document.py?Gericht=bag&Art=pm&Datum=2010&nr=14424&pos=0&anz=46);
Sachverständigenrat zur Begutachtung der gesamtwirtschaftlichen Entwicklung, Jahresgutachten 2010/2011, Rz. 499-507
(http://www.sachverstaendigenrat-wirtschaft.de/fileadmin/dateiablage/download/gutachten/ga10_ges.pdf);
Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2011, Rz. 115
(http://www.bmwi.de/BMWi/Redaktion/PDF/Publikationen/jahreswirtschaftsbericht-2011,property=pdf,bereich=bmwi,sprache=de,rwb=true.pdf);
Bundesministerium für Arbeit und Soziales, Mindestlohn-Gesetze erhalten Zustimmung, press release of February 13, 2009
(http://www.bmas.de/coremedia/generator/31204/2009_02_13_mindestlohngesetze.html).

Social Security Legislation and Social Policy

The comprehensive system of social security legislation and services in effect in the Federal Republic includes health insurance, long-term care insurance, retirement and disability pensions, unemployment benefits, child welfare programs, care for physically and mentally handicapped persons, allowances to orphans and to single persons with dependents, and the provision of general public assistance to needy persons. The majority of the German population is covered by mandatory statutory retirement pensions and health insurance. Most of the hospitals and institutions caring for children and handicapped persons are operated by municipalities, churches and charitable institutions.

These social security programs are mainly funded through social security contributions from employers and employees, and a smaller part is funded through direct contributions by the Federal Republic, the Länder, municipalities and other public institutions. The most important part of the social security system – retirement pensions, health insurance and unemployment insurance – is funded primarily through equal contributions by employers and employees.

The Federal Republic’s statutory retirement insurance system operates on a pay-as-you-go basis, with the contributions from current employers and employees funding payments to current retired persons. Certain persons, including members of certain professions, and civil servants, may either apply for exemption or are automatically exempted from mandatory participation in the statutory retirement pension insurance system. They may instead contribute to private pension schemes or, in the case of civil servants, benefit from special pension schemes for civil servants. The Retirement Funds Act (Altersvermögensgesetz) aims to ensure the long-term viability of the statutory retirement pension insurance system by encouraging insurees to also sign up for designated privately funded or funded corporate pension schemes, for which certain bonus payments and tax incentives are provided, with a view to offsetting the expected decline of payments from the statutory retirement pension insurance.

Statutory health insurance coverage must be made available to all persons fulfilling the applicable eligibility criteria. Within the statutory health insurance system, insurees may choose among a large number of statutory health insurance providers that have developed historically. Persons whose gross income exceeds certain thresholds as well as civil servants, self-employed persons and members of certain professions may opt out of the statutory system and choose private health insurance coverage. Contributions to the statutory health insurance system are based solely on the insuree’s income situation and are independent of the insuree’s gender, age

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and medical risk. By contrast, to date, contributions towards private health insurance coverage are mainly calculated based on the insuree’s gender, age, medical risk and the desired level of coverage.

In 2010, social security revenue, as shown in the national accounts, amounted to EUR 518.9 billion, and expenditure was EUR 515.9 billion. The social security budget thus incurred a surplus of EUR 3.0 billion in 2010, after the deficit in 2009, which resulted from the global financial and economic crisis.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2010 (February 2011), Table 3.4.3.7.

In light of a changing population structure, the Federal Government has already implemented structural reforms of the statutory pension system in order to safeguard the sustainability of the social security system in the long term. Among the important reforms of the previous government were the reforms of the health insurance and the statutory pension insurance.

The health insurance reform became effective on January 1, 2009. This reform aims at increasing competition within the statutory health insurance system as well as among private health insurance providers. At the heart of the reform is the “health fund” (Gesundheitsfonds). Within the statutory health insurance system, a uniform contribution rate was introduced. The health fund collects the health care contributions and distributes them – adjusted for differences in the risk structures of the insuree pools – in equal amounts per capita among the statutory health insurance providers. An insurance provider may collect additional contributions from the insurees, if necessary, or partially refund the contributions, if possible. Additionally, health insurance was made compulsory.

The reform to the statutory retirement pension insurance system consisted of legislation adopted at the end of April 2007 to raise gradually the regular retirement age by two years to the age of 67 between 2012 and 2029. This reform constitutes an important step in meeting the growing financing needs of the statutory retirement pension insurance system required by an aging German population. With this measure, the Federal Government expects to keep the rate of contribution to the system at below 20% of gross salaries in the long run. In addition, the Federal Government continues to promote private and corporate pension schemes.

Sources: Bundesministerium für Wirtschaft und Technologie, Jahreswirtschaftsbericht 2011
(http://www.bmwi.de/BMWi/Redaktion/PDF/Publikationen/jahreswirtschaftsbericht-2011,property=pdf,bereich=bmwi,sprache=de,rwb=true.pdf);
Growth. Education. Unity. Coalition Agreement between CDU, CSU and FDP, page 121
(http://www.cdu.de/doc/pdfc/091215-koalitionsvertrag-2009-2013-englisch.pdf);
Bundesministerium der Gesundheit, Gesundheitsfonds
(http://www.bmg.bund.de/Krankenversicherung/finanzierung/gesundheitsfonds.html);
Bundesministerium für Arbeit und Soziales, Rente mit 67
(http://www.bmas.de/portal/41130/2009__12__15__rente__mit__67.html);
Bundesministerium für Arbeit und Soziales, Fragen und Antworten zur Rente mit 67
(http://www.bmas.de/portal/41128/property=pdf/faqrentemit67.pdf).

International Economic Relations

International economic relations are of major importance to the German economy. In 2010, exports and imports of goods and services amounted to 45.9% and 40.7% of GDP at current prices, respectively. The Federal Republic pursues a liberal foreign trade policy aimed at dismantling tariffs and other barriers to trade.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2010 (February 2011), Table 2.3.13.

Because the Federal Republic’s economy depends on exports, it is particularly vulnerable to trade barriers, such as protective tariffs. The Federal Government thus supports efforts to reduce trade barriers, such as the current negotiations within the framework of the WTO under the Doha Development Agenda.

Source: Bundesministerium für Wirtschaft und Technologie, Handelspolitik EU / WTO (http://www.bmwi.de/BMWi/Navigation/Aussenwirtschaft/handelspolitik-eu-wto.html).

Balance of Payments

The Federal Republic typically achieves a surplus in the trading of goods. Traditionally, this surplus has been partially offset by deficits in other fields, such as in services, as well as by remittances by foreign employees to their home countries, the Federal Republic’s net payments to the EU and various other payments. In 2010, the current account surplus totaled EUR 141.4 billion, compared to EUR 133.7 billion in 2009.

Source: Deutsche Bundesbank, Monatsbericht März 2011, Table XI.2.

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According to data prepared by the Deutsche Bundesbank, applying the annual averages of a broad monthly indicator of Germany’s price competitiveness compared to 56 trading partners based on consumer price indices, Germany’s price competitiveness has been relatively stable since 1999, fluctuating within a range of 7.9% of the average indicator value in the period from 1999 to 2010. In 2010, price competitiveness improved by 5.1%, mainly due to the depreciations of the euro vis-à-vis the U.S. dollar. However, the influence of variations in the euro/U.S. dollar exchange rate is not overly pronounced as other Euro Area Member States account for a major part of German exports (41.2% in 2010).

Since the introduction of the euro, the exchange rate against the U.S. dollar has shown high volatility. After appreciating by approximately 85% against the U.S. dollar between June 2001 and July 2008, the euro depreciated considerably relative to the U.S. dollar by approximately 23% between July 2008 and June 2010, breaking a long-term trend of appreciation. The annual average for 2010 was the lowest since 2006. In February 2011, however, the euro had appreciated by 12% from its low in June 2010 and by 3% from its 2010 average.

Sources: Deutsche Bundesbank, Monatsbericht März 2002, Table X.11; Deutsche Bundesbank, Monatsbericht März 2009, Table XI.11; Deutsche Bundesbank, Monatsbericht März 2011, Tables XI.3, XI.11 and XI.13; Deutsche Bundesbank, Statistics, Exchange rates, gold prices, Time series BBEE2.M.DE.AAA.XY16.R.AACPE.M00: Indicator of the German economy’s price competitiveness against 56 trading partners, based on consumer price indices (http://www.bundesbank.de/statistik/statistik_zeitreihen.en.php?lang=en&open=devisen&func=row&tr=BBEE2.M.DE.AAA.XY16.R.AACPE.M00).

The following table shows the Federal Republic’s balance of payments for each of the years indicated.

BALANCE OF PAYMENTS (BALANCES) (1)

	2010	2009	2008	2007	2006

	(EUR in millions)
Current account (2)
Foreign trade (3)	154,473	138,697	178,297	195,348	159,048
Supplementary trade items	-11,415	-11,604	-14,058	-9,816	-12,888
Services (4)	-8,012	-10,437	-11,585	-14,852	-17,346
Factor income	44,483	50,105	35,565	43,310	44,893
Current transfers	-38,086	-33,017	-33,386	-32,841	-28,708

Total current account	141,443	133,744	154,833	181,150	144,999
Capital transfers and purchases/sales of intangible non-produced assets	-637	74	-215	104	-258
Capital account
Total net German investment abroad (increase/capital exports-negative figure)	-390,404	-10,911	-200,157	-693,802	-471,412
Total net foreign investment in Germany (increase/capital imports-positive figure)	259,043	-134,516	39,962	483,652	295,939

Total net capital export (5)	-131,361	-145,427	-160,196	-210,151	-175,474
Balance of unclassifiable transactions	-9,445	11,609	5,577	28,897	30,732

(1)	Figures are subject to considerable uncertainty owing to changes in the method of data collection in foreign trade.
(2)	Foreign trade and services are recorded on the basis of exports (f.o.b.)/imports (c.i.f.) (i.e., including the freight and insurance costs of imports).
(3)	Special trade according to the official foreign trade statistics. Special trade consists principally of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and are exported. (Source: Statistisches Bundesamt, Statistisches Jahrbuch 2010, page 469).
(4)	Excluding the freight and insurance costs included in the c.i.f. import value.
(5)	Including change of currency reserves.

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2011, Zahlungsbilanzstatistik, Tables I.1 and I.9.a.

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Balance of Trade

The following tables show information relating to foreign trade of the Federal Republic for each of the years indicated.

FOREIGN TRADE OF GOODS

	2010	2009	2008	2007	2006

	(EUR in millions)
Exports of goods (f.o.b.)	951,899	803,312	984,140	965,236	893,042
Imports of goods (c.i.f.)	797,426	664,615	805,842	769,887	733,994

Trade surplus	154,473	138,697	178,297	195,348	159,048

Source: Deutsche Bundesbank, Statistisches Beiheft 3 zum Monatsbericht März 2011, Zahlungsbilanzstatistik, Table I.1.

The Federal Republic’s principal export goods are machinery of all kinds, motor vehicles and chemical products.

The principal import goods are computer, electronic and optical products, motor vehicles, crude petroleum and natural gas. The Federal Republic has relatively few resources of industrial raw materials. As a result, it largely depends on imports to satisfy its demand for raw materials. This dependence on foreign supplies is particularly significant in the case of metals such as copper, bauxite, manganese, titanium, rock phosphate, tungsten and tin. The Federal Republic currently imports nearly two-thirds of its energy requirements, including virtually all of its oil and a significant portion of its natural gas requirements as well as all enriched uranium needed for nuclear energy.

COMPOSITION OF EXPORTED AND IMPORTED GOODS

	2010 (1)

	Imports	Exports

	(Percent of total)
Products of agriculture and hunting	2.8	0.8
Products of forestry	0.1	0.0
Fish and products of fishing	0.1	0.0
Coal and lignite	0.4	0.0
Crude petroleum and natural gas	7.8	0.4
Metal ores	0.9	0.0
Other mining and quarrying products	0.2	0.1
Food products	4.1	3.9
Beverages	0.6	0.4
Tobacco products	0.1	0.3
Textiles	1.1	1.0
Wearing apparel	3.0	1.3
Leather and related products	1.0	0.5
Wood and of products of wood and cork, except furniture; articles of straw and plaiting materials	0.6	0.6
Paper and paper products	1.7	1.9
Coke and refined petroleum products	2.8	1.1
Chemicals and chemical products	7.6	9.4
Basic pharmaceutical products and pharmaceutical preparations	4.7	5.3
Rubber and plastic products	2.6	3.4
Other non-metallic mineral products	1.0	1.2
Basic metals	6.1	5.2
Fabricated metal products, except machinery and equipment	2.4	3.3
Computer, electronic and optical products	11.2	8.5
Electrical equipment	4.7	6.3
Machinery and equipment not elsewhere classified.	7.3	14.5
Motor vehicles, trailers and semi-trailers	8.6	16.6
Other transport equipment	5.0	4.1
Furniture	1.1	0.8
Energy	0.2	0.3
Other goods	10.3	8.6

Total	100.0	100.0

(1)	Preliminary data.

Source: Statistisches Bundesamt, Fachserie 7, Reihe 1 – 2010 (March 2011), Tables 1.11.1 and 1.11.2.

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FOREIGN TRADE (SPECIAL TRADE) BY GROUPS OF COUNTRIES AND COUNTRIES (1)

	2010	2009	2008

	(EUR in millions)
Exports to:
Total	951,899	803,312	984,140
of which:
France	90,694	81,304	93,718
United States	65,570	54,356	71,428
The Netherlands	63,235	53,195	65,799
United Kingdom	59,487	53,240	64,175
Italy	58,477	50,620	62,015
Austria	53,721	46,093	54,689
China (2)	53,636	37,273	34,065
Belgium/Luxembourg	52,165	46,262	55,230
Switzerland	41,712	35,510	39,027
Southeast Asia (3)	38,054	28,606	32,572
Spain	34,381	31,281	42,676
Japan	13,114	10,875	12,732
Imports from:
Total	797,426	664,615	805,842
of which:
China (2)	76,528	56,706	60,825
The Netherlands	68,767	55,583	67,971
France	61,751	53,338	63,369
United States	45,063	39,283	46,464
Italy	43,667	37,197	46,842
Southeast Asia (3)	39,025	28,338	33,152
United Kingdom	38,594	32,452	41,646
Belgium/Luxembourg	36,678	30,694	39,959
Austria	34,315	27,565	33,180
Switzerland	32,485	28,096	31,299
Spain	22,258	18,959	20,701
Japan	22,065	18,946	23,130

(1)	Exports (f.o.b.) by country of destination, imports (c.i.f.) by country of origin. Special trade consists mainly of goods that are imported into the Federal Republic for use, consumption, adaptation or processing, as well as goods that are produced, manufactured, adapted or processed in the Federal Republic and subsequently exported. (Source: Statistisches Bundesamt, Statistisches Jahrbuch 2010, page 469).
(2)	Excludes Hong Kong.
(3)	Includes Brunei Darussalam, Hong Kong, Indonesia, Malaysia, Philippines, Singapore, South Korea, Taiwan and Thailand.

Source: Deutsche Bundesbank, Monatsbericht März 2011, Table XI.3.

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MONETARY AND FINANCIAL SYSTEM

Background of the European System of Central Banks

The ESCB comprises the ECB and the national central banks of the Member States of the EU, while the Eurosystem consists of the ECB and the national central banks of the Euro Area Member States.

The Eurosystem is responsible for the single monetary policy for the euro area. Its decision-making bodies are the Governing Council and the Executive Board of the ECB. The national central banks of the Member States that are not part of the Eurosystem are represented in the General Council of the ECB, but have no voting right in the decision-making process, particularly with respect to monetary policy. The Eurosystem’s primary objective is to maintain price stability. Without prejudice to the objective of price stability the ESCB supports the general economic policies of the EU.

The Deutsche Bundesbank – Germany’s national central bank within the ESCB – has the responsibility of implementing the single monetary policy in Germany and continues to perform various other tasks, including acting as the Federal Government’s fiscal agent and playing an important role in banking and financial market supervision, as further described below under the caption “—Financial System.”

Sources: European Central Bank, Annual Report 2004, pages 162-168; Deutsche Bundesbank, Tasks and organisation
(http://www.bundesbank.de/aufgaben/aufgaben.en.php).

Monetary Policy Instruments of the ESCB

To achieve its operational goals, the ESCB conducts open market operations, offers standing facilities and requires credit institutions to maintain minimum reserves in accounts with the ESCB. Open market operations play an important role in the ESCB’s monetary policy for the purposes of steering interest rates and managing the liquidity situation in the market. Available open market operations are reverse transactions, outright transactions, the issuance of debt certificates or foreign exchange swaps, and the collection of fixed-term deposits. Standing facilities are designed to provide or absorb overnight liquidity and the imposition of minimum reserve requirements allows the ESCB to stabilize money market interest rates, create (or enlarge) a structural liquidity shortage and possibly contribute to the control of monetary expansion. The ESCB has employed a variety of policy instruments in response to the global economic and financial crisis and the European sovereign debt crisis. For further information, see “—Policy Response to the Global Economic and Financial Crisis-Policy Responses at the EU Level.”

Source: European Central Bank, Implementation of Monetary Policy in the Euro Area, September 2006, pages 7-9 (http://www.ecb.int/pub/pdf/other/gendoc2006en.pdf).

Monetary Policy Strategy and Prices

The ECB’s primary goal is to maintain medium-term price stability, which is defined as a year-on-year increase in the Harmonized Index of Consumer Prices for the euro area of less than 2%. However, the ECB has clarified that, within this definition, it aims at an inflation rate close to 2%. This goal indicates the commitment to provide an adequate margin to avoid the risk of deflation. The stability-oriented monetary policy strategy of the Eurosystem used by the ECB to achieve this goal is based on two pillars: (1) analysis and assessment of short- to medium-term risks to price stability (economic analysis); and (2) assessment of medium- to long-term monetary developments (monetary analysis).

Sources: European Central Bank, Monthly Bulletin, January 1999, pages 45-50; European Central Bank, The Monetary Policy of the ECB, 2004, page 50ff.
(http://www.ecb.int/pub/pdf/other/monetarypolicy2004en.pdf).

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The following table shows price trends in Germany for the periods indicated.

PRICE TRENDS

	2010	2009	2008	2007	2006

	(change from previous year in %)
Harmonized Index of Consumer Prices (HICP)	1.2	0.2	2.8	2.3	1.8
Consumer price index (CPI)	1.1	0.4	2.6	2.3	1.6
Index of producer prices of industrial products sold on the domestic market (1)	1.6	-4.2	5.5	1.3	5.4

(1)	Excluding value-added tax.

Sources: Statistisches Bundesamt, Consumer Prices, Harmonized consumer price index (2005=100) – % change on the previous year, last update January 14, 2011 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/BasicData/Content50/vpi120j.psml);
Statistisches Bundesamt, Consumer Prices, Consumer price index for Germany (2005=100) – % change on the previous year, last update May 11, 2011 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/BasicData/Content100/vpi101j,
templateId=renderPrint.psml);
Deutsche Bundesbank, Monatsbericht Februar 2011, Table X.7.

Official Foreign Exchange Reserves

The following table shows the breakdown of the Federal Republic’s official foreign exchange reserves as of the end of the years indicated.

OFFICIAL FOREIGN EXCHANGE RESERVES OF THE FEDERAL REPUBLIC (1)

	As of December 31

	2010	2009	2008	2007	2006

	(EUR in millions)
Gold	115,403	83,939	68,194	62,433	53,114
Foreign currency balances	27,957	25,634	27,705	27,694	28,640
IMF
Reserve position and special drawing rights	18,740	15,969	3,285	2,418	3,011

Total	162,100	125,541	99,185	92,545	84,765

(1)	External position of the Deutsche Bundesbank in the EMU. Assets and liabilities vis-à-vis all EMU member countries and non-EMU member countries.

Source: Deutsche Bundesbank, Monatsbericht Februar 2011, Table XI.9.

The Federal Republic’s foreign reserve assets are managed by the Deutsche Bundesbank. The Euro Area Member States have transferred foreign reserve assets in an aggregate amount equivalent to approximately EUR 40.2 billion to the ECB, consisting of foreign currency reserves and gold. The ECB manages the foreign reserve assets transferred to it. The foreign reserve assets not transferred to the ECB continue to be held and managed by the national central banks of the Euro Area Member States. In order to ensure consistency within the single monetary and foreign exchange policies of the EMU, the ECB monitors and coordinates market transactions conducted with those assets.

Sources: European Central Bank, Annual Report 1998, page 74
(http://www.ecb.int/pub/pdf/annrep/ar1998en.pdf);
European Central Bank, Annual Report 2010, pp. 226-227
(http://www.ecb.int/pub/pdf/annrep/ar2010en.pdf).

External Positions of Banks

The following table shows the external assets and liabilities of the Deutsche Bundesbank and the banks (monetary financial institutions) of the Federal Republic as of the end of each of the years indicated.

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EXTERNAL FINANCIAL ASSETS AND LIABILITIES BY SECTOR

	2010	2009	2008	2007	2006

	(EUR in billions)
Deutsche Bundesbank
Assets	524.7	323.3	230.8	179.5	104.4
Liabilities	14.6	9.1	30.2	16.0	4.8

Net position	510.1	314.2	200.6	163.5	99.6
Of which within Eurosystem	337.9	189.9	128.7	84.1	18.3
Banks
Loans to foreign banks	1,154.2	1,277.4	1,446.6	1,433.5	1,266.9
Loans to foreign non-banks	773.7	815.7	908.4	908.3	777.0
Loans from foreign banks	741.7	652.6	703.3	738.9	689.7
Loans from foreign non-banks	226.5	216.3	286.1	303.1	310.1

Source: Deutsche Bundesbank, Monatsbericht Februar 2011, Tables IV.4 and XI.9.

Foreign Exchange Rates and Controls

The euro is a freely convertible currency. Since its introduction, the euro has become the second most widely used currency internationally. Currency transactions do not require licenses or other permissions. Capital market transactions are not subject to any license or similar requirements. Gold may be imported and exported freely, subject only to the levy of VAT on some transactions.

The following table shows the annual average exchange rates for selected currencies in relation to the euro for the past five years.

ANNUAL AVERAGE EXCHANGE RATES OF THE EURO (1)

	2010	2009	2008	2007	2006

U.S. dollars per euro	1.3257	1.3948	1.4708	1.3705	1.2556
Pound sterling per euro	0.85784	0.89094	0.79628	0.68434	0.68173
Japanese yen per euro	116.24	130.34	152.45	161.25	146.02
Swiss franc per euro	1.3803	1.5100	1.5874	1.6427	1.5729

(1)	Calculated from daily values.

Source: Deutsche Bundesbank, Monthly Report February 2011, Table XI.11.

Financial System

As of January 31, 2011, 1,921 monetary financial institutions in Germany reported an aggregate balance sheet total of EUR 8,233.0 billion to the Deutsche Bundesbank. According to the Deutsche Bundesbank’s classification, these institutions included 282 commercial banks (with an aggregate balance sheet total of EUR 2,957.4 billion), 429 savings banks (with an aggregate balance sheet total of EUR 1,072.7 billion) and their ten regional institutions (including nine Landesbanken and Deka-Bank Deutsche Girozentrale, the central asset managing institution of the German savings banks and Landesbanken, with an aggregate balance sheet total of EUR 1,450.6 billion), 18 special-purpose credit institutions (including KfW, KfW IPEX-Bank and promotional banks of the federal states with an aggregate balance sheet total of EUR 888.3 billion), 1,138 credit cooperatives (with an aggregate balance sheet total of EUR 700.2 billion) and their two central institutions (with an aggregate balance sheet total of EUR 268.6 billion), 18 mortgage banks (with an aggregate balance sheet total of EUR 695.9 billion) and 24 building and loan associations (with an aggregate balance sheet total of EUR 199.2 billion). Also included in this classification are the 152 subsidiaries and branches of foreign banks located in the Federal Republic, with an aggregate balance sheet total of EUR 900.1 billion.

Sources: Deutsche Bundesbank, Monatsbericht März 2011, Table IV.2; Deutsche Bundesbank, Statistik der Banken und sonstigen Finanzinstitute, Richtlinien und Kundensystematik, Januar 2011, Statistische Sonderveröffentlichung 1, 636 through 650 (http://www.bundesbank.de/download/statistik/stat_sonder/statso1_12verzeich.pdf).

The German Banking Act regulates all banks except for the Deutsche Bundesbank and KfW (although it may regulate subsidiaries of KfW). German commercial banking institutions operate as “universal” banks and are not restricted by law or otherwise from offering a complete range of diverse financial services.

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The Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, or “BaFin”) is responsible for the integrated supervision of financial services. Its primary objective is to guarantee the proper functioning, stability and integrity of the German financial system. The BaFin operates exclusively in the public interest. It seeks to ensure the ability of banks, financial services institutions and insurance companies to meet their payment obligations (solvency supervision), and it also enforces standards of professional conduct aimed at preserving investors’ trust in the financial markets (market supervision). In addition, the BaFin has an investor protection role in that it seeks to prevent unauthorized financial business from being carried out. The Deutsche Bundesbank is closely involved in the ongoing supervision of the banking sector by the BaFin and has been assigned most of the ongoing operational tasks in banking supervision. On December 16, 2010, German coalition parties agreed on a 10-point plan to reform the national supervisory structure for the financial sector. According to the plan, BaFin shall maintain its role of supervising banks and financial services providers, insurance companies and securities trading. The Deutsche Bundesbank’s role in maintaining financial market stability shall be strengthened.

Sources: Bundesministerium der Justiz, Gesetz über das Kreditwesen
(http://www.gesetze-im-internet.de/kredwg/index.html);
Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, Functions
(http://www.bafin.de/nn_721302/EN/BaFin/Functions/functions__node.html?__nnn=true);
Deutsche Bundesbank and Bundesanstalt für Finanzdienstleistungsaufsicht, Joint press release of November 4, 2002
(http://www.bundesbank.de/download/presse/pressenotizen/2002/20021104bbk1_en.pdf);
Bundesanstalt für Finanzdienstleistungsaufsicht, Aufsichtsrichtlinie – Richtlinie zur Durchführung und Qualitätssicherung der laufenden Überwachung der Kredit- und Finanzdienstleistungsinstitute durch die Deutsche Bundesbank (AufsichtsRL), February 21, 2008
(http://www.bafin.de/cln_171/nn_723146/SharedDocs/Aufsichtsrecht/DE/Richtlinien/rl__080221__aufsichtsrichtlinie.html);
Koalition einig über Reform der nationalen Finanzaufsicht, Eckpukte verabredet, press release of December 16, 2010
(http://www.cducsu.de/Titel__pressemitteilung_koalition_einig_ueber_reform_der_nationalen_finanzaufsicht/TabID__6/SubTabID__7/InhaltTypID__1/InhaltID__
17465/Inhalte.aspx).

In response to the global economic and financial crisis, regulatory authorities and central banks launched a comprehensive regulatory reform program. Proposals for a new liquidity and capital framework were first published in December 2009 by the Basel Committee on Banking Supervision. In July 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, reached a broad agreement on the overall design of a capital and liquidity reform package. Further agreement on specific higher minimum capital standards and new liquidity standards was reached by the Group of Governors and Heads of Supervision in September 2010. In December 2010, the Basel Committee on Banking Supervision launched a package of new standards on bank capital adequacy and liquidity to enhance the banking regulatory framework. The capital and liquidity reform package will be phased in between 2013 and 2019.

Sources: Bank for International Settlements, Consultative proposals to strengthen the resilience of the banking sector announced by the Basel Committee, press release of December 17, 2009
(http://www.bis.org/press/p091217.htm);
Bank for International Settlements, The Group of Governors and Heads of Supervision reach broad agreement on Basel Committee capital and liquidity reform package, press release of July 26, 2010
(http://www.bis.org/press/p100726.htm); Bank for International Settlements, Basel Committee on Banking Supervision, Group of Governors and Heads of Supervision announces higher global minimum capital standards, press release of September 12, 2010
(http://www.bis.org/press/p100912.pdf).

Securities Market

The Federal Republic’s securities market is among Europe’s largest. Trading in listed securities is not legally or otherwise confined to the stock exchanges. It is estimated, however, that most transactions in equity securities are executed through stock exchanges. By contrast, debt securities, although typically listed, are predominantly traded over-the-counter.

Highly developed secondary markets, combined with the distribution capabilities of an extensive network of financial institutions, provide the basis for the Federal Republic’s position in the world’s capital markets. Equity and debt issues are generally underwritten and distributed through banking syndicates, which typically include commercial banks as well as certain regional and specialized institutions. The official securities markets of Berlin, Dusseldorf, Frankfurt am Main, Hamburg, Hanover, Munich and Stuttgart, the futures and options exchange Eurex Deutschland and the European Energy Exchange are recognized as regulated markets of the EU according to Article 47 of Directive 2004/39/EC on Markets in Financial Instruments and comply with globally accepted regulatory standards.

Based on total turnover on German securities exchanges, the Frankfurt Stock Exchange, operated by Deutsche Börse AG, is by far the most important stock exchange in the Federal Republic.

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Policy Responses to the Global Economic and Financial Crisis

Policy Responses by the Federal Republic

In July 2010, within the framework set out by the German Further Stabilization of the Financial Market Act, a liquidation sub-agency (Abwicklungsanstalt) was established for the Hypo Real Estate Group (“HRE Group”), a troubled German financial institution, which was taken over by the German Financial Market Stabilization Fund (Sonderfonds Finanzmarkstabilisierung, or “SoFFin”). In order to restructure the HRE Group, a portfolio of assets and risk positions in a nominal amount of approximately EUR 173 billion was transferrred from HRE Group to the liquidation sub-agency in October 2010, and a wind-down plan (Abwicklungsplan) for the liquidation of the transferred assets over a period of ten years was developed.

Sources: SoFFin Bundesanstalt für Finanzmarktstabilisierung, FMS Wertmanagement – Abwicklungsanstalt der Hypo Real Estate Gruppe (HRE) gegründet
(http://www.soffin.de/export/sites/standard/downloads/pressemitteilungen/20100708_FMS_Wertmanagement.pdf);
SoFFin Bundesanstalt für Finanzmarktstabilisierung, HRE – Split-off to FMS Wertmanagement successful, press release of October 3, 2010
(http://www.soffin.de/en/press/press-releases/2010/20101003_pressenotiz_soffin.html).

The Restructuring Act, dated December 9, 2010, has established new regulations for the restructuring and liquidation of banks. It provides for the establishment of a restructuring fund (Restrukturierungsfonds) to finance the measures that will be undertaken in restructuring proceedings that come within its ambit. The fund is financed by contributions of credit institutions (Bankenabgabe), thus ensuring that the financial sector participates in the costs of any future financial crisis. Promotional or development banks (such as KfW) are not required to contribute to the fund. The restructuring fund is managed by the Federal Institute for Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, or “FMSA”), which is also responsible for collecting the contributions of the credit institutions to the fund and for implementing the measures in restructuring proceedings under the Restructuring Act.

Sources: Bundesministerium der Finanzen, Systemische Risiken im Finanzsektor wirksam begrenzen – Bundesregierung beschließt Restrukturierungsgesetz, press release of August 25, 2010 (http://www.bundesfinanzministerium.de/nn_1928/DE/Presse/Pressemitteilungen/Finanzpolitik/2010/08/20100825__PM32.html?__nnn=true);
Bundesministerium der Finanzen, Wirtschaft und Verwaltung, Was macht die Bundesanstalt für Finanzmarktstabilisierung? Neue Aufgaben der FMSA zur Stabilisierung des Finanzsektors, September 20, 2010 (http://www.bundesfinanzministerium.de/nn_54/DE/Wirtschaft__und__Verwaltung/Geld__und__Kredit/20100917-FMSA.html?__nnn=true);
Bundestagsdrucksache 17/3407
(http://dip21.bundestag.de/dip21/btd/17/034/1703407.pdf).

The SoFFin ceased to extend new stabilization measures to credit institutions in Germany at year-end 2010. It was replaced by the restructuring fund described above. As of April 30, 2011, the outstanding stabilization measures provided by the SoFFin amounted to EUR 65.3 billion.

Sources: FMSA Bundesanstalt für Finanzmarktstabilisierung, Aufgaben der Bundesanstalt für Finanzmarktstabilisierung ausgeweitet, press release of December 29, 2010
(http://www.fmsa.de/de/presse/pressemitteilungen/2010/20101229_pressenotiz_soffin.html);
FMSA Bundesanstalt für Finanzmarktstabilisierung
(http://www.fmsa.de/de/index.html; downloaded on May 12, 2011).

Policy Responses at the EU Level

In July 2010, detailed results of the second EU-wide stress test exercise carried out by the Committee of European Banking Supervisors (“CEBS”) in cooperation with the European national supervisory authorities, the ECB and the European Commission were published. The objective of the 2010 stress tests was to make transparent the resilience of the European banking system in the event of an economic downturn and negative financial market developments. The exercise included 91 European banks, representing approximately 65% of the EU banking system in terms of total assets. 14 German banks participated in the exercise, representing more than 60% of the total assets of the German banking system (including UniCredit Bank AG, which participated in the consolidated stress test of its Italian parent). A bank was deemed to have passed the stress test if its Tier 1 capital ratio did not fall below 6% in the various stress scenarios (the regulatory minimum of Tier 1 capital for banks supervised in the EU is 4%). Seven out of the 91 tested banks did not pass the stress test. The banks of concern were five Spanish banks and one Greek bank, as well as the German Hypo Real Estate Holding AG (“HRE AG”). However, HRE AG complied with the regulatory minimum Tier 1 capital ratio even in the most severe stress scenario. HRE AG, as part of the HRE Group, is currently undergoing a major restructuring process, see also “—Policy Responses by the Federal Republic” above.

Sources: Committee of European Banking Supervisors, CEBS’s press release on the results of the 2010 EU-wide stress testing exercise, press release of July 23, 2010
(http://stress-test.c-ebs.org/documents/CEBSPressReleasev2.pdf);
Deutsche Bundesbank, Joint press release of BaFin and Deutsche Bundesbank, Results of the EU-wide stress test for Germany, press release of July 23, 2010
(http://www.bundesbank.de/download/bankenaufsicht/pdf/cebs/stresstest/20100723.pn_stresstest_os.en.pdf);
Committee of European Banking Supervisors, Template for bank specific publication of the stress test outputs
(http://stress-test.c-ebs.org/documents/Listofbanksv2.pdf).

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In September 2010 the European Parliament gave its final approval for the reform of EU financial supervision. The reform aims at eliminating deficiencies that were exposed during the financial crisis. The new European system of financial supervisors became operational on January 1, 2011. It consists of a European Systemic Risk Board (the “ESRB”), which provides macro-prudential oversight of the financial system. The ESRB’s role is to monitor and assess potential risks to the stability of the financial system. If necessary, it will issue risk warnings and recommendations for remedial action and will monitor their implementation. The ESRB is chaired by the President of the ECB for an initial term of five years.

In addition three new supervisory authorities at the micro-financial level have been established:

–	the European Banking Authority, or EBA;

–	the European Insurance and Occupational Pensions Authority, or EIOPA; and

–	the European Securities and Markets Authority, or ESMA.

The three European Supervisory Authorities (the “ESAs”) replace the previous three committees of supervisors at the EU level (the Committee of European Securities Regulators, the CEBS and the Committee of European Insurance and Occupational Pensions). The ESAs work in tandem with the supervisory authorities of the Member States. National authorities remain responsible for the day-to-day supervision of individual firms, whereas the ESAs will be responsible for ensuring that a single set of harmonized rules and consistent supervisory practices are applied by supervisory authorities of the member states. In order to do so, the ESAs for instance have the power to settle disputes among national financial supervisors by imposing legally binding mediation and to impose temporary bans on risky financial products or activities.

Sources: Council of the European Union, Financial supervision: Council adopts legal texts establishing the European Systemic Risk Board and three new supervisory authorities; Press release 16452/10 of November 17, 2010 (http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/117747.pdf); European Parliament, Parliament gives green light to new financial supervision architecture, press release of September 22, 2010 (http://www.europarl.europa.eu/en/pressroom/content/20100921IPR83190); Committee of European Banking Supervisors, 3L3 Committees welcome European Parliament landmark vote to reform financial supervision in Europe, press release of September 22, 2010 (http://www.c-ebs.org/documents/Publications/Other-Publications/Others/2010/3L3PR_22-09-2010.aspx).

The third EU-wide stress test is being carried out by the European Banking Authority (which has assumed all existing and ongoing tasks and responsibilities from CEBS) in cooperation with the national supervisory authorities, the ESRB, the ECB and the European Commission. The results of this stress test are expected to be published in June 2011.

Source: European Banking Authority, EU-wide stress testing 2011 (http://www.eba.europa.eu/EU-wide-stress-testing/2011.aspx).

During 2010, some of the non-conventional monetary policy measures provided by the ECB during the course of the global economic and financial crisis expired, including the up to EUR 60 billion covered bond purchase program which was completed in June 2010. However, to address severe tensions that threatened to hamper the monetary policy transmission mechanism in the euro area, the ECB decided in early May 2010 to conduct interventions in the euro area public and private debt securities markets to ensure depth and liquidity in certain dysfunctional market segments. In addition, operations providing U.S. dollar liquidity were reactivated in May 2010. Overall, the liquidity framework of the ECB as well as its monetary policy stance remained expansionary in 2010.

In mid-December 2010, the ECB decided to increase its subscribed capital by EUR 5 billion, from EUR 5.76 billion to EUR 10.76 billion, with effect from December 29, 2010. The national central banks of the euro area will pay their additional capital contributions in three equal annual installments, starting in December 2010. The overall additional capital contribution of Deutsche Bundesbank will amount to EUR 946.9 million. The share of Deutsche Bundesbank in ECB’s subscribed capital will remain unchanged. The capital increase was deemed appropriate in view of increased volatility in foreign exchange rates, interest rates and gold prices as well as credit risk.

Sources: European Central Bank, Central bank policies in and out of the crisis: From non-conventional to new conventional, Speech by José Manuel González-Páramo, Member of the Executive Board of the ECB, December 1, 2009
(http://www.ecb.int/press/key/date/2009/html/sp091201.en.html),
European Central Bank, Covered bond purchase programme completed, press release of June 30, 2010
(http://www.ecb.int/press/pr/date/2010/html/pr100630.en.html),
European Central Bank, Reactivation of US dollar liquidity providing operations, press release of May 10, 2010
(http://www.ecb.int/press/pr/date/2010/html/pr100510_1.en.html),
European Central Bank, ECB decides on measures to address severe tensions in financial markets, press release of May 10, 2010
(http://www.ecb.int/press/pr/date/2010/html/pr100510.en.html),
European Central Bank, ECB increases its capital, press release of December 16, 2010
(http://www.ecb.int/press/pr/date/2010/html/pr101216_2.en.html).

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PUBLIC FINANCE

Receipts and Expenditures

The Federal Government, each of the Länder governments and each of the municipalities (Gemeinden) have separate budgets. The federal budget is the largest single public budget.

The fiscal year of the Federal Republic is the calendar year. The annual federal budget is passed by an act of Parliament. On the basis of a proposal prepared by the Ministry of Finance, the Federal Government introduces the Federal Budget Bill to the Parliament, generally in the fall of each year. The proposal has to pass through three Bundestag sessions, the budget committee of the Bundestag, and the Bundesrat, which deliberates the proposal twice. The final vote on the proposal is taken by the Bundestag in its third session.

In addition to the federal, Länder and municipal budgets, there are separate budgets for the social security funds and various special funds (Sondervermögen) of the federal administration and the Länder as well as other off-budgetary entities at all levels of government that are created for specific public purposes. General government, as defined in the national accounts, comprises all these different levels of government activity.

In 2010, total consolidated general government revenue as presented in the national accounts amounted to EUR 1,082.1 billion, with tax revenue of EUR 568.3 billion and social contributions of EUR 420.3 billion.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2010 (March 2011), Table 3.4.3.2.

In 2010, the value added tax and the taxes on income and wealth as presented in the national accounts amounted to EUR 178.6 billion and EUR 257.8 billion, respectively. In addition to these taxes, the Federal Government, the Länder governments and the municipal authorities each levied special taxes – for example, on tobacco and beer. The joint taxes are distributed among the Federal Government, the Länder governments and municipal authorities, according to a predetermined formula.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2010 (March 2011), Table 3.4.3.20.

Consolidated general government expenditure in 2010, as presented in the national accounts, amounted to a total of EUR 1,164.1 billion. The most significant consolidated general government expenditures were monetary social benefits (EUR 450.6 billion), social benefits in kind (EUR 204.2 billion) and employee compensation (EUR 181.8 billion). Other significant consolidated general government expenditure included intermediate consumption (EUR 116.3 billion), interest on public debt (EUR 59.8 billion), and gross capital formation (EUR 39.0 billion).

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2010 (March 2011), Table 3.4.3.2.

GENERAL GOVERNMENT ACCOUNTS (1)

	2010	2009	2008	2007	2006

	(EUR in billions)
Federal Government, Länder governments and municipalities
Revenue	688.6	681.7	705.2	687.0	639.5
of which: Taxes (2)	568.3	564.5	590.1	576.4	530.6
Expenditure	773.6	741.1	711.2	691.5	681.7

Balance	-85.0	-59.3	-6.0	-4.6	-42.2
Social security funds
Revenue	518.9	493.5	486.5	477.5	471.9
Expenditure	515.9	506.8	477.7	466.6	466.8

Balance	3.0	-13.3	8.8	10.9	5.1
General Government
Revenue	1,082.1	1,066.0	1,088.5	1,065.8	1,017.1
Expenditure	1,164.1	1,138.7	1,085.6	1,059.4	1,054.2

Balance	-82.0	-72.7	2.8	6.3	-37.1

(1)	Definition according to the national accounts.
(2)	Excluding capital taxes and taxes of domestic sectors to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2010 (March 2011), Tables 3.4.3.2, 3.4.3.3 and 3.4.3.7.

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FEDERAL GOVERNMENT ACCOUNTS (1)

	2010	2009	2008	2007	2006

	(EUR in billions)
Revenue	328.0	324.0	326.3	315.7	293.3
of which: Taxes (2)	293.1	288.7	293.4	286.7	262.7
Expenditure	385.9	363.2	341.8	334.1	327.8

Balance	-57.9	-39.2	-15.6	-18.4	-34.6

(1)	Definition according to the national accounts.
(2)	Excluding taxes of domestic sectors to EU.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2010 (March 2011), Table 3.4.3.4.

GENERAL GOVERNMENT EXPENDITURE: BREAKDOWN BY FUNCTIONS (1)

	2010	2009	2008	2007	2006

	(EUR in billions)
General public services	146.0	146.6	147.6	144.0	140.2
Defense	28.3	27.8	26.5	25.4	24.8
Public order and safety	41.6	40.2	38.7	37.9	37.5
Economic affairs	93.8	86.8	82.0	74.4	75.2
Environmental protection	12.8	15.6	11.0	10.7	10.9
Housing and community amenities	17.1	17.8	18.5	19.9	21.8
Health	170.0	164.8	155.7	149.3	143.8
Recreation, culture and religion	16.4	15.8	15.2	14.6	14.0
Education	108.4	104.7	100.7	98.2	96.5
Social protection	529.7	518.7	489.8	485.1	489.6

Total expenditure	1,164.1	1,138.7	1,085.6	1,059.4	1,054.2

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2010 (March 2011), Table 3.4.3.17.

Germany’s General Government Deficit/Surplus, the General Government Gross Debt and the Excessive Deficit Procedure

For purposes of the Member States’ reports to the European Commission under the EDP, the general government or “Maastricht” deficit/surplus refers to the difference between consolidated public sector revenue and consolidated public sector expenditure and is the balancing item “net borrowing/net lending” of general government as defined in the European System of National Accounts 1995, but including streams of interest payments resulting from swap arrangements and forward-rate agreements. In 2010, the general government deficit amounted to EUR 81.6 billion, or 3.3% of nominal GDP, which exceeds the EU’s reference value of 3% of GDP. The general government gross debt-to-GDP ratio increased from 73.5% in 2009 to 83.2% in 2010, which is above the EU’s 60% reference value. This significant increase is mainly due to the establishment of the liquidation sub-agencies for the HRE Group and WestLB, which are consolidated in the government sector.

Sources: Statistisches Bundesamt, Government deficit ratio for 2010 amounting to 3.3%, press release of February 24, 2011
(http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2011/02/PE11__075__813,templateId=renderPrint.psml);
Eurostat, Euro area and EU27 government deficit at 6.3% and 6.8% of GDP respectively, press release of April 22, 2010
(http://epp.eurostat.ec.europa.eu/cache/ITY_PUBLIC/2-22042010-BP/EN/2-22042010-BP-EN.PDF);
The European Union, Treaty on European Union
(http://eurlex.europa.eu/en/treaties/dat/11992M/htm/11992M.html).

The following table shows historical information on the Federal Republic’s general government deficit/surplus and debt as a percentage of GDP.

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THE FEDERAL REPUBLIC’S FISCAL MAASTRICHT CRITERIA

	2010 (1)	2009	2008	2007	2006

	(% of GDP)
General government deficit (-) / surplus (+) (2)	-3.3	-3.0	0.1	0.3	-1.6
General government gross debt	83.2	73.5	66.3	64.9	67.6

(1)	Provisional figures, partly estimated.
(2)	Definition according to the reporting under the EDP: For purposes of the Member States’ reports to the European Commission under the EDP, “general government deficit/surplus” is the balancing item “net borrowing/net lending” of general government as defined in the national accounts, but including streams of interest payments resulting from swap arrangements and forward-rate agreements.

Sources: Deutsche Bundesbank, Monatsbericht März 2011, Table IX.1; Deutsche Bundesbank, Maastricht debt level for 2010: €2.08 trillion, or 83.2% of GDP, press release of April 13, 2011
(http://www.bundesbank.de/download/presse/pressenotizen/2011/20110413.maastricht.en.php).

On December 2, 2009, based on, among other factors, a deficit in excess of 3% of GDP for Germany forecast for 2009 and a further deterioration forecast for 2010, the Ecofin Council initiated an EDP against Germany and called on Germany to reduce its deficit to below the reference value of 3% of GDP by 2013.

The German deficit ratio for 2009 subsequently was revised downwards to 3.0% of GDP. Nevertheless, the EDP has not been closed officially. Currently, in addition to Germany, 23 other Member States are facing an EDP. Germany is currently expected to comply with the recommendations of the Ecofin Council two years earlier than initially projected. At 3.3% of GDP, the deficit in 2010 was higher than in 2009 because the stimulus measures partly took effect with a certain time lag, but it was significantly lower than forecast in the January 2010 update of the German stability program (5½% of GDP in 2010). The April 2011 update of the German stability program forecasts a general government deficit of 2½% of GDP in 2011 and of 1½% in 2012. From 2014 onwards, the medium-term objective of a structural deficit not exceeding ½% of GDP is expected to be met.

Also according to the April 2011 update of the German stability program, Germany’s gross debt-to-GDP ratio is projected to decrease by approximately 1½ percentage points to just below 82%. The most important reason for this decrease is expected to be the liquidation of parts of the liquidation sub-agencies’ portfolios, which is expected to continue over the coming years. The government gross debt ratio is also anticipated to decline in line with the amount by which these agencies’ liabilities are reduced. However, in addition to the liquidation effect, the consolidation efforts in the federal, Länder and municipal authorities’ budgets are expected to contribute slightly to the decline in the debt ratio in 2011, although financial assistance provided as part of the support measures in order to combat the European public debt crisis will dampen the reduction of the German debt ratio. The Federal Republic participates in the stabilization measures bilaterally in the case of Greece and through its participation in the EFSF (e.g., for Ireland), in both cases without the deficit ratio being affected (apart from immaterial interest expenditure effects). With respect to the measures extended by the EFSF and according to a Eurostat decision of January 2011, the Federal Republic – like any other Euro Area Member State participating in an EFSF support operation – must record its contribution in the general government gross debt ratio in proportion to the share of the guarantee it has provided. Similarly, the German loan to Greece only affects the German gross debt ratio. From 2012 onwards, the consolidation efforts undertaken on all levels of government will make themselves felt more strongly, which is expected to reduce the debt ratio further to around 75½% by 2015. From 2013 onwards, the forecast made in the April 2011 update of the German stability program also includes the paid-in capital instalments to the ESM. The debt ratio will, however, continue to be in excess of the EU’s reference value of 60% of nominal GDP until 2015, the end of the current forecast horizon.

Sources: Council of the European Union, press release of December 2nd, 2009
(http://www.consilium.europa.eu/uedocs/cms_data/docs/pressdata/en/ecofin/111706.pdf);
European Commission, Economic and Financial Affairs, Stability and Growth Pact, Country-specific procedures
(http://ec.europa.eu/economy_finance/sgp/deficit/countries/index_en.htm);
Bundesministerium der Finanzen, German Stability Programme 2011 Update
(http://www.bundesfinanzministerium.de/nn_4540/DE/Wirtschaft__und__Verwaltung/Finanz__und__Wirtschaftspolitik/Finanzpolitik/Deutsches__
Stabilitaetsprogramm/1104131a1002,templateId=raw,property=publicationFile.pdf);
Eurostat, The statistical recording of operations undertaken by the European Financial Stability Facility, press release of January 27, 2011
(http://epp.eurostat.ec.europa.eu/cache/ITY_PUBLIC/2-27012011-AP/EN/2-27012011-AP-EN.PDF);
European Commission, European Economic Forecast, Commission Staff working Document, Autumn 2010
(http://ec.europa.eu/economy_finance/publications/european_economy/2010/pdf/ee-2010-7_en.pdf).

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GENERAL GOVERNMENT BUDGETARY PROSPECTS (1)

	2014	2013	2012	2011	2010

	(% of GDP)
Revenue	42 ½	43	43	43	43.3
Total taxes	23 ½	23 ½	23	23	22.7
Social contributions	16	16 ½	16 ½	16 ½	16.8
Property income	1	1	1	½	0.7
Other	2 ½	2 ½	2 ½	3	3.0
Expenditure	43 ½	44	44 ½	45 ½	46.6
Compensation of employees and intermediate consumption	11	11 ½	11 ½	11 ½	11.9
Social payments	24 ½	25	25	25 ½	26.2
Interest expenditure	2 ½	2 ½	2 ½	2 ½	2.4
Subsidies	1	1	1	1 ½	1.3
Gross fixed capital formation	1	1	1 ½	1 ½	1.6
Other	2 ½	3	3	3	3.2

General government deficit (-)/surplus (+)	-½	-1	-1 ½	-2 ½	-3.3
Federal government	-½	-1	-1	-1 ½	-2.3
Länder governments	-0	-½	-½	-½	-0.7
Municipalities	-0	-0	-0	-½	-0.4
Social security funds	0	0	0	-0	0.1
General government gross debt	77 ½	79 ½	81	82	83.2

(1)	Definition according to the reporting under the EDP: for purposes of the Member States’ reports to the European Commission under the EDP, “general government deficit/surplus” is the balancing item “net borrowing/net lending” of general government as defined in the national accounts, but including streams of interest payments resulting from swap arrangements and forward-rate agreements. Accordingly, interest included in the figures set forth in the table above reflects these streams.

Source: Bundesministerium der Finanzen, German Stability Programme 2011 Update, Tables 12 and 13
(http://www.bundesfinanzministerium.de/nn_4540/DE/Wirtschaft__und__Verwaltung/Finanz__und__Wirtschaftspolitik/Finanzpolitik/Deutsches__
Stabilitaetsprogramm/1104131a1002,templateId=raw,property=publicationFile.pdf).

Tax Structure

Income Tax

Significant sources of revenue for the Federal Government are the various types of income taxes. Income taxation for employees and self-employed persons is based on a progressive tax scale ranging from 14% to 45% subject to the amount of taxable income. Employees pay taxes on their income from employment in the form of wage taxes. Self-employed persons typically pay estimated taxes during the year before filing their annual income tax return. Income generated by partnerships is not subject to tax at the partnership level, but at the level of the partners. The partners pay tax on this income according to their individual income tax brackets.

Income generated by corporations is subject to corporate income tax (Körperschaftsteuer) at a flat rate of 15%.

Capital income received by domestic taxpayers (all types of income from capital as well as private shareholders’ net gains from sales of shares in corporations) is subject to a final uniform tax rate of 25% (Abgeltungssteuer), taking into consideration an allowance (Sparerfreibetrag) of EUR 801 (EUR 1,602 for married couples).

In addition to the various types of income tax, a solidarity surcharge of 5.5% is imposed on the applicable income tax liability.

Sources: Bundesministerium der Justiz, Einkommensteuergesetz (http://bundesrecht.juris.de/estg/index.html);
Bundesministerium der Justiz, Section 4, Solidaritätszuschlaggesetz (http://bundesrecht.juris.de/solzg_1995/__4.html);
Bundesministerium der Justiz, Körperschaftsteuergesetz (http://bundesrecht.juris.de/kstg_1977/index.html).

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Value-Added Tax and Consumption Taxes

Value-added tax (“VAT”) also serves as a significant source of revenue. VAT is a general consumption tax that is imposed on the value of most goods and services. The standard rate applicable to most goods and services is 19%. Certain items that are classified as basic necessities, such as food (except beverages and all turnovers in restaurants) and books, are subject to a reduced rate of 7%.

In addition to the VAT, there are some specific consumption taxes. The most significant specific consumption taxes relate to energy and tobacco.

Sources: Bundesministerium der Justiz, Umsatzsteuergesetz (http://bundesrecht.juris.de/ustg_1980/index.html);
Bundesministerium der Justiz, Umsatzsteuergesetz, Section 12 (http://bundesrecht.juris.de/ustg_1980/__12.html);
Bundesministerium der Justiz, Energiesteuergesetz (http://bundesrecht.juris.de/energiestg/);
Bundesministerium der Finanzen, Glossar, Tabaksteuer (http://www.bundesfinanzministerium.de/nn_53848/DE/BMF__Startseite/Service/Glossar/T/001__Tabaksteuer.html?__nnn=true?__nnn=true).

Environmental Tax

The environmental tax regime aims to encourage energy conservation and to lower employers’ and employees’ contributions to the public pension system at the same time, thereby allocating the burden of taxes and contributions more equally among labor, capital and natural resources. Key points of the environmental tax regime are an electricity tax imposed on the consumption of electricity and an energy tax on mineral oil and coal. The electricity tax rate is EUR 20.50 per megawatt-hour. The rates of the energy tax are assessed in accordance with certain environmental criteria.

Sources: Bundesministerium der Justiz, Stromsteuergesetz (http://bundesrecht.juris.de/stromstg/index.html);
Bundesministerium der Justiz, Stromsteuergesetz, Section 3(http://bundesrecht.juris.de/stromstg/__3.html);
Bundesministerium der Finanzen, Ökosteuer / Ökologische Steuerreform, Glossary (http://www.bundesfinanzministerium.de/nn_39840/DE/BMF__Startseite/Service/Glossar/O/001__Oekosteuer-Oekologische_20Steuerreform.html).

Trade Tax

Trade tax (Gewerbesteuer) is levied at the municipal level and is imposed on businesses and their objective earning power. The trade tax rate varies and depends on the municipality that levies the tax. Basis of assessment are the profits of a business enterprise as determined under income tax law or corporation tax law, increased or decreased by certain adjustments. The result is multiplied by the basic federal rate (Gewerbesteuermesszahl) to achieve the base amount for the trade tax (Steuermessbetrag), which is then multiplied by the municipal multiplier (Hebesatz). Beyond a required minimum level of 200%, municipalities have discretion to fix the municipal tax collection rate.

Source: Bundesministerium der Justiz, Gewerbesteuergesetz (http://bundesrecht.juris.de/gewstg/index.html).

The following table provides an overview of the annual tax revenues of the general government divided by categories for each of the years indicated as presented in the national accounts.

TAXES (1)

	2010	2009	2008	2007	2006

	(EUR in billions)
Current taxes	568.3	564.5	590.1	576.4	530.6
Taxes on production and imports	310.5	304.5	310.5	305.6	280.5
of which: Value-added tax	178.6	176.0	172.5	166.5	143.8
Current taxes on income and wealth	257.8	260.0	279.7	270.9	250.1
of which: Wage tax	178.0	182.3	186.4	176.2	167.1
Assessed income tax	36.1	37.5	37.1	34.8	28.6
Non-assessed taxes on earnings	22.4	24.3	30.9	27.3	21.9
Corporate tax	13.7	8.8	17.8	25.0	25.0
Capital taxes	4.4	4.5	4.8	4.2	3.8

Tax revenue of general government	572.7	569.0	594.9	580.6	534.4
Taxes of domestic sectors to EU	5.6	5.7	8.1	7.8	7.5

Taxes	578.2	574.7	603.0	588.4	541.90

(1)	Definition according to the national accounts.

Source: Statistisches Bundesamt, Fachserie 18, Reihe 1.4 – 2010 (March 2011), Table 3.4.3.20.

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Government Participations

As of October 2010, the Federal Republic held direct participations in 87 public and private enterprises, and various special funds held participations in 21 (20 without double counting) enterprises. The aggregate nominal capital of the enterprises in which the Federal Republic or special funds held direct participations amounted to EUR 25 billion (EUR 18.1 billion for the participations held directly by the Federal Republic plus EUR 6.9 billion for the participations held by special funds) as of December 31, 2009 compared to EUR 18.1 billion as of December 31, 2008.

Sources: Bundesministerium der Finanzen, Die Beteiligungen des Bundes – Beteiligungsbericht 2010, Chapters A and K paragraphs I and II; Bundesministerium der Finanzen, Beteiligungsbericht 2009, Chapters A and K paragraphs I and II.

The following table shows information on the Federal Republic’s significant direct participations (including those held through special funds) as of December 31, 2009.

PARTICIPATIONS OF THE FEDERAL REPUBLIC

Enterprises	Nominal capital of enterprise	Participation of the Federal Republic

	(EUR in millions)	(%)
Significant majority participations:
Deutsche Bahn AG	2,150	100.0
KfW	3,750	80.0
Hypo Real Estate Holding AG*	3,653	100.0
Significant minority participations exceeding 25%:
Flughafen München GmbH	307	26.0
Commerzbank AG*	3,072	25.0 + 1 share

* participations held by a special fund

Source: Bundesministerium der Finanzen, Die Beteiligungen des Bundes – Beteiligungsbericht 2010, Chapters B, E and K paragraph II.

Debt of the Federal Government

As of December 31, 2010, the Federal Government’s total debt, not including the debt of the Länder governments and the municipalities, amounted to EUR 1,065.3 billion, compared to EUR 1,017.7 billion as of December 31, 2009.

Sources: Bundesrepublik Deutschland, Finanzagentur GmbH, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland
(http://www.deutsche-finanzagentur.de/fileadmin/Material_Deutsche_Finanzagentur/PDF/Schuldenstand/Schuldenstand_Quartal/2010-12-31.pdf);
Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2010, Bundesanzeiger Nr. 36 of March 4, 2011, page 930.

The Federal Government raises funds primarily through the issuance of bonds and notes. Euro-denominated bonds and notes issued by the Federal Republic are evidenced by book entry and no certificates are issued.

In addition to its own direct debt obligations, the Federal Government had outstanding guarantees in an aggregate amount of EUR 331.2 billion as of December 31, 2009. Of this amount, EUR 107.8 billion was outstanding in the form of export credit insurance, which is handled by Euler Hermes Kreditversichtungs-AG on behalf of and for the account of the Federal Government.

Source: Bundesministerium der Finanzen, Finanzbericht 2011, Overview 4, page 337.

For more detailed information regarding the Federal Government’s debt and guarantees, see “Tables and Supplementary Information.”

For information on the Federal Government’s liability as of December 31, 2010 for capital subscriptions to various international financial organizations, see the table entitled “Tables and Supplementary Information—III. Liabilities to International Financial Organizations” below.

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TABLES AND SUPPLEMENTARY INFORMATION

I.  DIRECT DEBT OF THE FEDERAL GOVERNMENT

SUMMARY

Principal amount outstanding as of December 31, 2010

(EUR in millions)
Federal Bonds	635,986
Inflation-linked Securities	38,000
Five-year Federal Notes	189,000
Federal Treasury Notes	131,000
Federal Savings Notes	8,704
Treasury Discount Paper	85,810
Federal Treasury Financing Paper	599
German Government Day-Bonds	1,975
Further short-term debt (≤ 1 year)	1,480
Borrowers’ note loans	12,445
Of which:
From residents	12,228
From non-residents	217
Old debt (1)	4,406
Of which:
Equalization claims	4,126
Other	40
Repurchased debt	44,244
Medium-term notes of Treuhandanstalt	51

Total	1,065,252

(1)	Mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2010, Bundesanzeiger Nr.36 of March 4, 2011, page 930.

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DEBT TABLES

1.  Federal Bonds (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2010

	(% per annum)			(EUR in millions)
6% Bonds of the Federal Republic of 1986 (II)	6	1986	2016	3,750
5.625% Bonds of the Federal Republic of 1986	5.625	1986	2016	750
6.25% Bonds of the Federal Republic of 1994	6.25	1994	2024	10,250
6.5% Bonds of the Federal Republic of 1997	6.5	1997	2027	11,250
5.625% Bonds of the Federal Republic of 1998	5.625	1998	2028	14,500
4.75% Bonds of the Federal Republic of 1998 (II)	4.75	1998	2028	11,250
6.25% Bonds of the Federal Republic of 2000	6.25	2000	2030	9,250
5.5% Bonds of the Federal Republic of 2000	5.5	2000	2031	17,000
5.25% Bonds of the Federal Republic of 2000 (II)	5.25	2000	2011	23,250
5% Bonds of the Federal Republic of 2001	5	2001	2011	24,000
5% Bonds of the Federal Republic of 2002 (I)	5	2002	2012	25,000
5% Bonds of the Federal Republic of 2002 (II)	5	2002	2012	27,000
4.5% Bonds of the Federal Republic of 2003	4.5	2003	2013	24,000
3.75% Bonds of the Federal Republic of 2003	3.75	2003	2013	22,000
4.25% Bonds of the Federal Republic of 2003	4.25	2003	2014	24,000
4.75% Bonds of the Federal Republic of 2003	4.75	2003	2034	20,000
4.25% Bonds of the Federal Republic of 2004	4.25	2004	2014	25,000
3.75% Bonds of the Federal Republic of 2004	3.75	2004	2015	23,000
4% Bonds of the Federal Republic of 2005	4	2005	2037	23,000
3.25% Bonds of the Federal Republic of 2005	3.25	2005	2015	21,000
3.5% Bonds of the Federal Republic of 2005	3.5	2005	2016	23,000
4% Bonds of the Federal Republic of 2006	4	2006	2016	23,000
3.75% Bonds of the Federal Republic of 2006	3.75	2006	2017	20,000
4.25% Bonds of the Federal Republic of 2007	4.25	2007	2039	14,000
4.25% Bonds of the Federal Republic of 2007	4.25	2007	2017	19,000
4% Bonds of the Federal Republic of 2007	4	2007	2018	20,000
4.25% Bonds of the Federal Republic of 2008	4.25	2008	2018	21,000
3.75% Bonds of the Federal Republic of 2008	3.75	2008	2019	24,000
4.75% Bonds of the Federal Republic of 2008	4.75	2008	2040	16,000
3.5% Bonds of the Federal Republic of 2009	3.5	2009	2019	24,000
3.25% Bonds of the Federal Republic of 2009	3.25	2009	2020	6,000
1.5% USD-Bonds of the Federal Republic of 2009	1.5	2009	2012	2,736
3.25% Bonds of the Federal Republic 2010	3.25	2010	2042	4,000
3.0% Bonds of the Federal Republic of 2010	3.0	2010	2020	22,000
2.25% Bonds of the Federal Republic of 2010	2.25	2010	2020	16,000
2.50% Bonds of the Federal Republic of 2010	2.50	2010	2021	6,000

Total Federal Bonds				635,958

(1)	Federal Bonds are evidenced by book entry, and no certificates are issued. Maturities are 10 to 30 years. No redemption prior to maturity; including principal strips.

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2. Inflation-linked Securities (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2010

	(% per annum)			(EUR in millions)
1.5% Inflation-linked Bonds of the Federal Republic of 2006	1.5	2006	2016	15,000
2.25% Inflation-linked Notes of the Federal Republic of 2007	2.25	2007	2013	11,000
1.75% Inflation-linked Bonds of the Federal Republic of 2009	1.75	2009	2020	12,000

Total Inflation-linked Securities				38,000

(1)	Inflation-linked Securities are evidenced by book entry, and no certificates are issued. Maturities are five to ten years. No redemption prior to maturity.

3. Five-Year Federal Notes (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2010

	(% per annum)			(EUR in millions)
3.5% Bonds of 2006-Series 148	3.5	2006	2011	19,000
3.5% Bonds of 2006-Series 149	3.5	2006	2011	17,000
4% Bonds of 2007 Series 150	4	2007	2012	16,000
4.25% Bonds of 2007 Series 151	4.25	2007	2012	16,000
3.5% Bonds of 2008 Series 152	3.5	2008	2013	17,000
4% Bonds of 2008 Series 153	4	2008	2013	16,000
2.25% Bonds of 2009 Series 154	2.25	2009	2014	19,000
2.5% Bonds of 2009 Series 155	2.5	2009	2014	17,000
2.5% Bonds of 2010 Series 156	2.5	2010	2015	17,000
2.25% Bonds of 2010 Series 157	2.25	2010	2015	19,000
1.75% Bonds of 2010 Series 158	1.75	2010	2015	16,000

Total Five-Year Federal Notes				189,000

(1)	Five-Year Federal Notes are evidenced by book entry, and no certificates are issued. Maturities are approximately five years. No redemption prior to maturity.

4. Federal Treasury Notes (1)

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2010

	(% per annum)			(EUR in millions)
1.25% Notes of 2009	1.25	2009	2011	15,000
1.5% Notes of 2009	1.5	2009	2011	15,000
1.25% Notes of 2009	1.25	2009	2011	16,000
1.25% Notes of 2009	1.25	2009	2011	11,000
1.0% Notes of 2010	1.0	2010	2012	19,000
0.5% Notes of 2010	0.5	2010	2012	19,000
0.75% Notes of 2010	0.75	2010	2012	18,000
1.0% Notes of 2010	1.0	2010	2012	11,000

Total Federal Treasury Notes				131,000

(1)	Federal Treasury Notes are evidenced by book-entry, and no certificates are issued. Maturities are two years. No redemption prior to maturity.

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5. Federal Savings Notes (1)

	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2010

				(EUR in millions)
Federal Savings Notes	0.25% to 5.5%	2004 to 2010	2011 to 2017	8,704

6. Treasury Discount Paper (2)

	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2010

				(EUR in millions)
Treasury Discount Paper	0.19% to 0.87%	2010	2010 to 2012	85,810

7. Federal Treasury Financing Paper (4)

	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2010

				(EUR in millions)
Federal Treasury Financing Paper	0.16% to 1.65%	2009 to 2010	2011 to 2012	599

8. German Government Day-Bonds

	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2010

				(EUR in millions)
German Government Day-Bonds	variable, tied to EONIA	2008/continuous tap	none	1,975

9. Further short-term debt (≤ 1 year)

	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2010

				(EUR in millions)
Further short-term debt (≤ 1 year)	money market rates	2010	2011	1,480

10. Borrowers’ note loans (5)

	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2010

				(EUR in millions)
Borrowers’ note loans	0.67% to 7.75%	1954 to 2010	2011 to 2037	12,445
(Schuldscheindarlehen)

(1)	Federal Savings Notes are evidenced by book entry and no certificates are issued. Maturities are six or seven years. The bonds are redeemable after one year from the issue date at the option of the holders in installments of EUR 5,113 per holder and month. The terms of the Federal Savings Notes provide for interest rates that increase during the term of the bonds. In addition, the seven-year Federal Savings Notes provide for payment of compounded interest at maturity or upon redemption prior to maturity.
(2)	Treasury Discount Papers are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. It is issued in the form of one global bearer security. Maturities range from one year to two years. No redemption is permitted prior to maturity.
(3)	Reflects annual interest rate paid to the holder by way of the initial issue discount.
(4)	Federal Treasury Financing Papers are issued at a discount and repaid at par value on the maturity date. No interest payments are made during the term of the paper. It is issued in the form of one global bearer security. Maturities range from one year to two years. No redemption is permitted prior to maturity.
(5)	Borrowers’ note loans (Schuldscheindarlehen) are an instrument of the German capital market where the lending entity, generally an institutional investor, receives a certificate evidencing its loan to the borrower and the term of such loans. The certificate generally authorizes at least three assignments.

No redemption is permitted prior to maturity.

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11. Other Liabilities

Title	Interest rate	Year of issue	Maturity	Principal amount outstanding as of December 31, 2010

				(EUR in millions)
Old debt (1)	0% to 3%	Various	Various	4,406
Other debt (2)	Various	Various	Various	40

(1)	Includes mainly equalization and covering claims of the Deutsche Bundesbank, other banks and insurance companies in connection with the currency reform of 1948.
(2)	Includes liabilities of the Federal Government to repay amounts received from the Investitionshilfeabgabe, a special duty levied on income, the proceeds of which were to be used to promote investments.

Source: Bundesministerium der Finanzen, Übersicht über den Stand der Schuld der Bundesrepublik Deutschland zum 31. Dezember 2010, Bundesanzeiger Nr. 36 of March 4, 2011, page 930.

II. GUARANTEES BY THE FEDERAL GOVERNMENT (1)

	Principal amount outstanding as of December 31,

Purpose of Guarantees	2008	2009

	(EUR in millions)
Export finance loans (including rescheduled loans) (2)	101,278	107,840
Untied loans; direct foreign investments by German companies; Loans of the European Investment Bank to non-EU borrowers	25,144	29,691
Loans in connection with EU agricultural policy measures	7,500	7,500
Loans to domestic corporations and for projects in areas of Agriculture, fishing and housing construction	79,644	129,220
Contributions to international financing institutions	40,256	50,638
Co-financing of bilateral projects of German financial co-operation	1,159	1,294
Successor agencies to Treuhandanstalt	1,009	1,009
Interest compensation guarantees	4,000	4,000

Total guarantees	259,990	331,192

(1)	Does not include guarantees under the KfW Law with respect to money borrowed, bonds issued and derivative transactions entered into by KfW. For information relating to KfW’s borrowings, see “KfW—Business—Capital Markets—Funding.”
(2)	Includes export finance loans extended by KfW IPEX-Bank guaranteed by the Federal Republic through Euler Hermes Kreditversicherungs-AG (“HERMES”), the official German export credit insurer. For information relating to loans extended by KfW IPEX-Bank benefiting from HERMES coverage, see “KfW—Business—Export and Project Finance (KfW IPEX-Bank)—Business.”

Sources: Bundesministerium der Finanzen, Finanzbericht 2010, Overview 4, page 359; Finanzbericht 2011, Overview 4, page 337.

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III. LIABILITIES TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The Federal Republic is obligated to contribute to the capital subscriptions and, in some cases, to the additional financing requirements of certain international organizations in which it participates. Such contributions are in many cases stated initially in 1944 U.S. dollars. One 1944 U.S. dollar is equivalent to one Special Drawing Right (“SDR”), a unit of value established by an amendment in July 1969 to the Articles of Agreement of the IMF. From July 1, 1974 to December 31, 1980, the exchange rate between world currencies and the SDR was determined on the basis of a basket of 16 currencies, including the U.S. dollar, which accounted for approximately one-third of the value of the basket. From 1981 to 2000, the exchange rate between world currencies and the SDR was determined on the basis of a basket of five currencies, including the U.S. dollar. The currencies that determine the value of the SDR, the proportion of each of these currencies in the basket, and the financial instruments used in determining the interest rate on the SDR, are reviewed every five years. The adoption of the euro as the common currency for the initial 11 Member States of the European Union called for a change in the composition of the SDR basket. With effect from January 1, 2001, the SDR basket consists of four currencies: U.S. dollar, euro, Japanese yen and pound sterling. The currency weight of the U.S. dollar in the SDR basket initially was 45%, changing on a daily basis as a result of exchange rate fluctuations. On December 31, 2010, SDR 1 equaled EUR 1.159660.

SUBSCRIPTIONS OR COMMITMENTS BY THE FEDERAL REPUBLIC TO INTERNATIONAL FINANCIAL ORGANIZATIONS AS OF DECEMBER 31, 2010

Name of organization	Subscription or commitment by the Federal Republic (1)	Amount paid in

	(U.S. $ in millions)
IMF (2)	20,033.0	20,033.0
International Bank for Reconstruction and Development (IBRD) (3)(4)	8,733.9	542.9
International Development Association (IDA) (3)(4)	21,760.4	21,760.4
International Finance Corporation (IFC) (3)(4)	128.9	128.9
European Investment Bank (EIB) (5)	50,211.7	2,510.6
African Development Bank (AfDB) (3)	1,380.3	138.2
African Development Fund (AfDF) (3)	2,912.4	2,912.4
Asian Development Bank (AsDB) (3)	7,071.9	353.7
Asian Development Fund (AsDF) (3)	1,921.0	1,921.0
Inter-American Development Bank (IDB) (3)	1,913.7	82.3
Inter-American Investment Corporation (IIC) (3)	13.3	13.3
Fund for Special Operations (FSO) (3)	230.0	230.0
International Fund for Agricultural Development (IFAD) (3)	404.7	365.5
Caribbean Development Bank (CDB) (3)	50.2	11.1
Special Development Fund of the Caribbean Development Bank(SDF) (3)	90.2	71.4
European Bank for Reconstruction and Development (EBRD) (3)(5)	1,679.6	712.2
Council of Europe Development Bank (CEB) (3)(5)	734.5	81.1

(1)	Subscriptions are in part committed in U.S. $, SDR or EUR. SDR or EUR commitments are converted to U.S. $ at year-end exchange rates, except that certain SDR commitments are converted at the fixed conversion rate of SDR 1 = U.S. $1.54003.
(2)	Source: computation provided by the Ministry of Finance based on data provided by the IMF.
(3)	Source: computation provided by the Ministry of Finance and the Ministry for Economic Cooperation and Development. AsDB: On April 29, 2009 the Board of Governors adopted Resolution No. 336 increasing authorized capital stock from U.S. $60.8 billion to U.S. $166.2 billion (each member may subscribe for additional shares pursuant to the Resolution at any time until December 31, 2010). SDF and IFAD: The amounts as of December 31, 2009.
(4)	Source: IBRD and IDA: Worldbank Annual Report 2010 (June 30, 2010); IFC: Consolidated Financial Statements 2010 (June 30, 2010). The amount does not differentiate between amount subscribed and paid-in.
(5)	Source: computation provided by the Ministry of Finance based on euro exchange rate of the European Central Bank at year-end 2010 of EUR 1 per U.S. $1.33620.

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EXHIBIT (e)

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Consent of Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

We hereby consent to the inclusion in this Annual Report on Form 18-K of Landwirtschaftliche Rentenbank of (i) the translation of our original German auditor’s report dated March 8, 2011 in the form issued for the original German consolidated financial statements of Landwirtschaftliche Rentenbank for the year ended December 31, 2010 and (ii) the translation of our original German auditor’s report dated March 8, 2011 in the form issued for the original German unconsolidated financial statements of Landwirtschaftliche Rentenbank for the year ended December 31, 2010, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-167672) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America. We note that our original German auditor’s reports were given only with respect to the original and complete German consolidated financial statements and the original and complete German unconsolidated financial statements, respectively, and not to the English translation thereof.

We also consent in this regard to the reference to Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft under the heading “Financial Statements” in this Annual Report on Form 18-K and in the Registration Statement under Schedule B of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America, into which such Annual Report is incorporated by reference.

Frankfurt am Main, May 16, 2011

Deloitte & Touche GmbH Wirtschaftsprüfungsgesellschaft

/s/ Prof. Dr. Kläs
By:
Prof. Dr. Kläs

/s/ Hansen
By:
Hansen

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EXHIBIT (f)

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Consent of the Federal Republic of Germany

On behalf of the Federal Republic of Germany, I hereby consent to the making of the statements with respect to the Federal Republic of Germany included in the Annual Report on Form 18-K of Landwirtschaftliche Rentenbank for the year ended December 31, 2010, and to the incorporation by reference of such information in the Registration Statement under Schedule B (Registration No. 333-167672) of Landwirtschaftliche Rentenbank filed with the Securities and Exchange Commission of the United States of America.

May 16, 2011

Federal Republic of Germany

/s/ Elke Kallenbach
By: